December 29, 2008

Ms. Amy Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, D.C.  20549-7010

RE:	SEC Comment Letter dated August 29, 2008
ERHC Energy, Inc.
Form 10-K for Fiscal Year Ended September 30, 2007
Filed December 14, 2007
Quarterly Report for the Quarter Ended March 31, 2008
Filed May 9, 2008
Quarterly Report for the Quarter Ended June 30, 2008
Filed August 12, 2008
Supplemental Response Submitted October 15, 2008
File Number 0-17325

Dear Ms. Parker:

In connection with your review of ERHC Energy, Inc.’s (the “Company”) Form 10-K, we respectfully submit the following responses to the comments included in your letter of November 6, 2008.

General

Comment 1

We note that the courtesy copies that you provided in hard copy with respect to our proposed disclosure in the amended annual report and quarterly reports do not correspond to the disclosure set forth in your response that you submitted on EDGAR as correspondence. Our review was therefore limited to your response submitted on EDGAR and our comments relate to such submission. In the future, please ensure that courtesy copies correspond to your EDGAR submissions. In addition, please ensure that your next response includes a marked version that shows changes only to your October 15, 2008 submission. For example, your October 15 submission included a marked version that marked cumulative changes made since your March 26, 2008 submission, rather than solely marking changes made to your July 25, 2008 submission.

Response

We improperly interpreted comment 1 of the Comment Letter dated August 29, 2008. Our current response includes only marked changes after our October 15, submission. We will make every effort to ensure that courtesy copies correspond to our EDGAR submissions.

5444 Westheimer, Suite 1440		Houston, Tx 77056
Tel: 713-626-4700	www.erhc.com	Fax: 713-626-4700

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
December 29, 2008

Annual Report on Form 10-K for Fiscal Year Ended September 30, 2007

General

Comment 2

We reissue our prior comment 1. Please file on EDGAR as correspondence the proposed revised annual report that you submitted in hard copy with your July 25, 2008 response. We also reissue our May 9, 2008 oral comment in which we requested that you submit on EDGAR as correspondence the proposed revised annual report that you submitted in hard copy with your March 26, 2008 response.

Response

We have filed as correspondence on EDGAR our July 25, 2008 revised annual report and our March 26, 2008 revised annual report as requested.

Comment 3

We note your response to our prior comment 3 and reissue such comment in part. You did not submit with your supplemental response the February 2006 amendment to the participation agreement with respect to Block 4. Please file such agreement with your amended annual report.

Response

We have included in this response the February 2006 amendment to the participation agreement with respect to Block 4 as requested.

Comment 4

Please ensure that you file all material contracts with your amended annual report. For example, we note that you did not include in your latest submission the employment agreement with James Ledbetter or all relevant participation agreements.

Response

We have included with this submission the employment agreement with James Ledbetter and all relevant participation agreements. We will also take steps to help ensure that future agreements are included in our submissions.

Comment 5

We note your response to our prior comment 5 and reissue such comment in part. Please advise why you have not included, as provided in your March 26, 2008 submission, risk factor disclosure regarding the volatility of foreign governments or a discussion of your working capital requirements in the context of planned operations.

Response

We have revised the disclosures to include risk factors related to the volatility of foreign governments and a discussion of your working capital requirements in the context of planned operations.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
December 29, 2008

Comment 6

We note your response to our prior comments 17 and 18. We remind you to provide updated signatures and officer certifications when you file your amended annual report.

Response

We have included updated signatures and officer certifications with our amended annual report as requested.

Comment 7

In several places in your document, you make reference to significant "recoverable reserves potential." In each place where this is mentioned, please include the advisory language that, even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts.

Response

We have added the advisory language as requested.

Item 9 Disclosure Controls and Procedures, page 57

Comment 8

We note your response to our prior comment 8 with respect to disclosure in your annual report and reissue such comment. Please revise your disclosure in your annual report to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

Response

We have revised disclosures as requested.

Management's Annual Report on Internal Control over Financial Reporting, page 51

Comment 9

We note your changes to your disclosure regarding internal control over financial reporting, including your disclosure that your internal control over financial reporting was effective as of September 30, 2008 to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure. Please revise your disclosure to provide your management's conclusion regarding the effectiveness of internal control over financial reporting as of September 30, 2007.

In addition, because effective internal control over financial reporting is not limited to ensuring that required information is accumulated and communicated to management to allow timely decisions regarding required disclosure, please revise your disclosure to simply state, if true, that your management concluded that your internal control over financial reporting was effective as of the relevant period.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
December 29, 2008

Response

We have revised disclosures as requested.

Directors and Executive Officers of the Registrant; and Corporate Governance, page 58 Compensation of Directors, page 59

Comment 10

We note your response to our prior comment 9, and your statement that " the number of stock awards granted to each director during the 2007 fiscal year was determined by reference to the director's cash awards in an equal amount that would yield thirty to fifty percent of total compensation to all directors." If you intended to provide that the number of stock awards granted to each director was determined by reference to the awards in an equal amount that would yield thirty to fifty percent of total compensation of each director, please so state. In addition, please disclose how many shares were granted to each director during the 2007 fiscal year and disclose how the shares granted are "restricted."

Response

We have revised disclosures as requested and described how shares granted are restricted.

Comment 11

Please disclose by footnote to the "Stock Awards" column to your table at page 59 the grant date fair value of the 2007 restricted stock awards. See Instruction to Regulation S-K Item 402(k)(iii) and (iv). However, if the disclosure provided in such column relates solely to grants of restricted stock made in 2007, please advise.

Response

The disclosure in the column “Stock Awards” relate solely to grants of restricted stock made in 2007.

Grants of Plan-Based Awards, page 63

Comment 12

We note your response to our prior comment 12 and your disclosure that footnote 1 relates to the column "All Other Stock Awards: Number of Shares of Stock or Units." However, your disclosure in footnote 1 that the number in this column reflects the rule 144 restricted stock awarded in 2007 is not consistent with your disclosure in such column that indicates that no stock awards were made to your named executive officers during the fiscal year. Please advise or revise.

Response

We made no stock awards were made to our named executive officers during the 2007 fiscal year. All awards were in the form of stock options.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
December 29, 2008

Comment 13

We reissue our prior comment 13. Please present the information in the table as of the end of your 2007 fiscal year. Your revised disclosure presents outstanding equity awards held by your named executive officers as of December 31, 2007.

Response

Our disclosure was improperly labeled and has been revised in accordance with the comment.

Potential Payments upon Termination or Change of Control, page 64

Comment 14

We note your response to our prior comment 15 and reissue such comment in part. With respect to Mr. Ledbetter's employment agreement, please quantify the estimated payments and benefits that would be provided in each covered circumstance. See Item 402(j) of Regulation S-K. In calculating such payments, you should apply the assumption that the triggering event took place on the last business day of your last completed fiscal year. See Instruction 1 to Item 402(j).

In addition, please disclose that after twelve months from the date of commencement of the primary term of the employment agreement, Mr. Ledbetter shall also be entitled to any incentive compensation accrued up to the date of termination.

Response

Disclosure added as requested.

Quarterly Reports for the Quarters Ended March 31, 2008 and June 30, 2008

Comment 15

We note your response to our prior comment 8 with respect to your disclosure in your quarterly reports and reissue such comment. To the extent that you provide a description of the term "disclosure controls and procedures," please ensure that such description corresponds with the definition of "disclosure controls and procedures" set forth in Exchange Act Rule 13a-15(e). For example, you should also clarify, if true, that your officers concluded as of the end of the relevant period that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

Response

Disclosure revised as requested.

Comment 16

Please ensure that your amended reports, when filed, include updated signatures. In addition, please ensure that such amendments include updated officer certifications.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
December 29, 2008

Response

We have included in our amended reports, updated signatures and updated officer certifications.

Company Acknowledgements

In accordance with the instructions in the comment letter, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Contact Information

If you have any questions or need any additional information, please contact me.

Sincerely,

/s/ Sylvan Odobulu

Sylvan Odobulu
Controller

ERHC Energy Form 10-K/A for the
Year Ended September 30, 2007 with
Changes Related to Comment Letter
Dated November 6, 2008

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 10-K/A

☒	Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2007

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period ended: __________________

Commission file number: 000-17325
(Exact name of registrant as specified in its charter)

Colorado	88-0218499
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5444 Westheimer Road, Suite 1440, Houston, Texas	77056
(Address of Principal Executive Office)	(Zip Code)

713-626-4700
(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:  None

Securities registered pursuant to Section 12(g) of the Exchange Act: common stock

Check if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

Check if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.  Yes ☐  No ☒

Check if the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Check if the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.
Large Accelerated Filer ☐           Accelerated Filer ☒           Non-Accelerated Filer ☐

Check if the registrant is a shell company.  Yes ☐  No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant on March 31, 2007 was $144,547,630.

On November 30, 2007, the registrant had 721,938,550 shares of common stock issued and outstanding.

Forward-Looking Statements

ERHC Energy Inc. (the “Company”) or its representatives may, from time to time, make or incorporate by reference certain written or oral statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.  Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain or be identified by the words “expect,” “intend,” “plan,” “predict,” “anticipate,” “estimate,” “believe,” “should,” “could,” “may,” “might,” “will,” “will be,” “will continue,” “will likely result,” “project,” “forecast,” “budget” and similar expressions.  Statements made by the Company in this report that contain forward-looking statements include, but are not limited to, information concerning the Company’s possible or assumed future business activities and results of operations and statements about the following subjects:

·	business strategy;

·	growth opportunities;

·	future development of concessions, exploitation of assets and other business operations;

·	future market conditions and the effect of such conditions on the Company’s future activities or results of operations;

·	future uses of and requirements for financial resources;

·	interest rate and foreign exchange risk;

·	future contractual obligations;

·	outcomes of legal proceedings including, without limitation, the ongoing investigations of the Company;

·	future operations outside the United States;

·	competitive position;

·	expected financial position;

·	future cash flows;

·	future liquidity and sufficiency of capital resources;

·	future dividends;

·	financing plans;

·	tax planning;

·	budgets for capital and other expenditures;

·	plans and objectives of management;

·	compliance with applicable laws; and

·	adequacy of insurance or indemnification.

These types of statements and other forward-looking statements inherently are subject to a variety of assumptions, risks and uncertainties that could cause actual results, levels of activity, performance or achievements to differ materially from those expected, projected or expressed in forward-looking statements.  These risks and uncertainties include, among others, the following:

·	general economic and business conditions;

·	worldwide demand for oil and natural gas;

·	changes in foreign and domestic oil and gas exploration, development and production activity;

·	oil and natural gas price fluctuations and related market expectations;

·	termination, renegotiation or modification of existing contracts;

·	the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain production levels and pricing, and the level of production in non-OPEC countries;

·	policies of the various governments regarding exploration and development of oil and gas reserves;

·	advances in exploration and development technology;

·	the political environment of oil-producing regions;

·	political instability in the Democratic Republic of Sao Tome and Principe and the Federal Republic of Nigeria;

casualty losses;

·	competition;

·	changes in foreign, political, social and economic conditions;

·	risks of international operations, compliance with foreign laws and taxation policies and expropriation or nationalization of equipment and assets;

·	risks of potential contractual liabilities;

·	foreign exchange and currency fluctuations and regulations, and the inability to repatriate income or capital;

·	risks of war, military operations, other armed hostilities, terrorist acts and embargoes;

·	regulatory initiatives and compliance with governmental regulations;

·	compliance with environmental laws and regulations;

·	compliance with tax laws and regulations;

·	customer preferences;

·	effects of litigation and governmental proceedings;

·	cost, availability and adequacy of insurance;

·	adequacy of the Company’s sources of liquidity;

·	labor conditions and the availability of qualified personnel; and

·	various other matters, many of which are beyond the Company’s control.

The risks and uncertainties included here are not exhaustive.  Other sections of this report and the Company’s other filings with the U.S. Securities and Exchange Commission (“SEC”) include additional factors that could adversely affect the Company’s business, results of operations and financial performance.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.  Forward-looking statements included in this report speak only as of the date of this report.  The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in its expectations with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based.

PART I

Item 1. Business

Overview

ERHC Energy Inc., a Colorado corporation, (“ERHC” or the “Company”) is an independent oil and gas company formed in 1986.  The Company was engaged in a variety of businesses until 1996, when it began its current operations.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome and Principe (“DRSTP or “Tome”) and the Federal Republic of Nigeria (“FRN or “Nigeria”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”). ERHC will not directly carry out the exploration and production operations in the Joint Development Zone, but will rely on reputable  technical operators, with whom the Company has entered into partnership relationships, such as Addax Petroleum Inc. and Sinopec Corp to carry out those operations. The Company has formed relationships with these upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ. The Company currently has no other operations but is exploring opportunities in other areas of the energy industry, including supply and trading.

General Development of the Business

In April 2003, the Company and the DRSTP entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  However, ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

This exercise of the Company’s rights was subject to the condition that if no license is awarded or a license is awarded and subsequently withdrawn by the JDA prior to the commencement of operations, ERHC will be entitled to receive its working interest in that block in a future license awarded for that block.

On April 28, 2005, ERHC and its then consortium partner Noble Energy International, Ltd. (“Noble”) entered into a Memorandum of Understanding with Godsonic Oil Company Limited (“Godsonic”), an independent bidder for interest in Block 4. The Memorandum of Understanding stated that if ERHC and Noble (“ERHC/Noble”) received less than a 26% bid-interest award in Block 4 in the Nigeria and Sao Tome and Principe JDZ from the JDA established pursuant to the Treaty between FRN and the DRSTP, Godsonic would transfer whatever Godsonic received in Block 4 to ERHC/Noble; on the other hand, if ERHC/Noble received more than a 26% bid-interest award in Block 4 from the JDA, ERHC/Noble would transfer the excess over 26% to Godsonic. In June 2005, the JDA awarded ERHC and its then consortium partner Noble a 35% bid interest in Block 4 of the JDZ, in addition to the option interest of 25% which ERHC had exercised in the Block.  In October 2005, Noble withdrew from participation in Block 4 and Addax Petroleum (Nigeria Offshore 2) Limited (“Addax”) replaced Noble as ERHC’s consortium partner. By a Letter Agreement dated October 24, 2005 (the “Letter Agreement”), ERHC and Addax undertook to transfer a 9% interest of the 35% bid interest to Godsonic subject to Godsonic meeting financial and other conditions.

In November 2005, ERHC and Addax entered into a Participation Agreement dated November 17, 2005 (the “Participation Agreement”) whereby ERHC undertook to assign a 42.3% interest (the “Assigned Interest”) in Block 4 to Addax.  Under the Participation Agreement, ERHC’s “Retained Interest” would be 17.7% in Block 4.  The Participation Agreement stated Addax’s cash payment obligations to ERHC would be $18 million, which was paid in February and March 2006.  Pursuant to the Participation Agreement between ERHC and Addax, as amended, Addax will serve as operator and pay all of ERHC’s future costs in respect of all petroleum operations in Block 4. Addax is entitled to 100% of ERHC’s share of cost oil and 50% of ERHC’s share of profit oil from the oil production until Addax recovers all ERHC’s costs.

Pursuant to an Amendment to the Participation Agreement dated February 23, 2006, ERHC and Addax amended the Participation Agreement so that the Assigned Interest to Addax would be changed to 33.3% while ERHC’s Retained Interest would remain at 17.7%. By a second Amendment to the Participation Agreement, entered into on March 14, 2006, ERHC and Addax further amended the Participation Agreement so that the “Assigned Interest” would be 33.3% and ERHC’s “participating interest” would be 26.7%.

On March 15, 2006, an agreement to assign 9% in Block 4 from ERHC to Godsonic was entered into by ERHC (on behalf of the ERHC/Addax consortium) and Godsonic subject to Godsonic meeting stipulated financial and other conditions. Pursuant to another Amendment to the Participation Agreement entered into on April 11, 2006, ERHC and Addax provisionally agreed that if Godsonic did not meet the financial and other conditions as stipulated in the Letter Agreement on the 9% interest to be transferred to Godsonic and was foreclosed from all claims to the 9% interest, ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.

In July 2007, ERHC acted on behalf of the ERHC/Addax consortium in JDZ Block 4 to reclaim Godsonic’s 9% share because Godsonic failed to meet certain obligations. Addax claims entitlement under the existing agreements to 7.2% out of the recovered 9%, leaving 1.8% remaining with ERHC.  If finalized, this would increase ERHC’s share of JDZ Block 4 from 17.7% to 19.5%. ERHC and Addax are currently in arbitration, under amicable conditions, to resolve whether or not additional consideration is due to ERHC from Addax for the 7.2% claim by Addax under the terms of the existing agreements. The parties are also exploring mediation as an alternative to seeing arbitration to conclusion.

In February 2006, ERHC sold a 15% participating interest in Block 3 of the JDZ to Addax Petroleum Resources Nigeria Limited ("Addax Sub") leaving a 10% participating interest in Block 3 to ERHC. In exchange, Addax Sub paid ERHC $7.5 million in the second quarter of fiscal 2006. Under the participation agreement between ERHC and Addax Sub, Addax Sub agreed to pay all of ERHC's future costs in respect of petroleum operations in Block 3. Addax Sub is entitled to 100% of ERHC’s allocation of cost plus up to 50% of ERHC’s allocation of profit until Addax Sub recovers 100% of ERHC's costs.

In March 2006, ERHC sold a 28.67% participating interest in Block 2 of the JDZ to Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and a 14.33% participating interest in Block 2 of the JDZ to Addax Energy Nigeria Limited ("Addax Ltd.") leaving a 22% participating interest in Block 2 to the Company. In exchange, Sinopec paid ERHC $13.6 million and Addax Ltd. paid ERHC $6.8 million in the second quarter of fiscal 2006. Under the participation agreement among ERHC, Sinopec and Addax Ltd., Sinopec will serve as operator, and Sinopec and Addax Ltd. will pay all of ERHC's future costs in respect of petroleum operations in Block 2. Sinopec and Addax Ltd. are entitled to 100% of ERHC's allocation of cost plus up to 50% of ERHC’s allocation of profit until they recover 100% of ERHC's costs and Sinopec is to receive 6% interest on its future costs, up to $35 million, but only to the extent that those interest costs are covered by production.

Related to the sale of the participating interest in Block 2 to Sinopec, ERHC agreed to pay a $3 million cash success fee ($1.5 million was paid in March 2006 and the remaining $1.5 million was paid in March 2007) to Feltang International Inc., a British Virgin Island company (“Feltang”) that was responsible to ERHC for obtaining Sinopec’s participation in Block 2. ERHC also will issue to Feltang 5,250,000 shares of common stock and warrants to purchase 6,500,000 shares at a fixed exercise price of $0.355 per share. The common stock was valued at $4,803,750 based on the quoted market value of the common stock on the date Sinopec signed the production sharing agreement.

Our business strategy is to enter into agreements to exploit the Company’s interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

Current Business Operations

ERHC’s operations are currently focused on the Gulf of Guinea, off the coast of central West Africa. ERHC believes this region has the possibility of significant oil reserves and has worked to realize the value of the assets it has acquired in this region.  The Company’s current operations include those below, details of which can be found at the link:http://www.erhc.com/en/cms/?169

JDZ - ERHC has interests in six of the nine Blocks in the JDZ, a 34,548 square kilometer area approximately 200 kilometers off the coastline of Nigeria and São Tomé & Principe that is adjacent to several large petroleum discovery areas.

EEZ - The government of São Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in the EEZ, which encompasses an area of approximately 160,000 square kilometers.  These rights were granted in a May 21, 2001 Memorandum of Agreement made between the Democratic Republic of Sao Tome and Principe (DRSTP) and the Company. The Company’s rights in the EEZ expire on October 1, 2024 or, or if the company has a producing working interest in any Block(s) at October 1, 2024, the Company’s rights extend in such Block(s), as long as the Block(s) remains in production.

Operations in the JDZ

ERHC has interests in six of the nine Blocks in the JDZ, as follow

·	JDZ Block 2: 22.0% Working interest percentage
·	JDZ Block 3: 10.0% Working interest percentage
·	JDZ Block 4: 26.7% Working interest percentage (subject to transfer of 7.2% to Addax )
·	JDZ Block 5: 15.0% Working interest percentage
·	JDZ Block 6: 15.0% Working interest percentage
·	JDZ Block 9: 20.0% Working interest percentage

The working interest represents ERHC’s share of all the hydrocarbons production from the blocks and obligates ERHC to pay a corresponding percentage of the costs of drilling, production and operating the blocks.. These costs in blocks 2, 3 and 4 are currently being carried by the operators until production, whereupon the operators will recover their costs from the production revenues.

In early 2008, Addax Petroleum, an experienced exploration and production company that has participation agreements with ERHC in JDZ Blocks 2, 3 and 4, and is the operator of JDZ Block 4 publicly disclosed seismic images and maps showcasing the prospectivity of its JDZ interests.  This seismic was compiled by Geco-Prakla (now WesternGeco) in 1999 when WesternGeco shot a 2D seismic survey of approximately 5,900km covering the major part of the JDZ. Interpretation carried out by WesternGeco has led to the identification of 56 prospective structures within Blocks 1 to 9 in the JDZ, of which 17 were defined as prospects and 39 as leads. WesternGeco used reservoir parameters similar to those known from nearby fields in Nigeria and Equatorial Guinea. Combined reserves potential of the 17 prospects was estimated by WesternGeco. The scope of the WesternGeco report was to interpret and map seismic data, highlight prospectivity, and calculate volumetrics. (Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts).

The estimate of "recoverable reserves potential" based on WesternGeco's report, which interpreted and mapped seismic data, highlighted prospectivity and calculated volumetrics, was not based on any attempt to comply with the SEC definition of reserves and, accordingly the estimate of recoverable reserves potential is not presented. ERHC Energy has access to the data compiled by WesternGeco under the terms of a data use license with WesternGeco. (Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts).

Operations in JDZ Block 4

ERHC's consortium partner Addax Petroleum is the operator of JDZ Block 4. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 4. (Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts). Addax has secured Joint Development Authority approval to explore the Kina Prospect. Drilling equipment has been ordered. Earlier in 2007, Addax and Sinopec jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Operations in JDZ Block 3

Anadarko Petroleum is the operator of JDZ Block 3. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 3(Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts).. On August 8, 2007, Anadarko presented the initial proposals for exploration well locations for the Block. The Joint Development Authority has approved drilling at the Lemba Prospect and Anadarko has ordered drilling equipment.

Operations in JDZ Block 2

ERHC's consortium partner Sinopec Corp. is the operator in JDZ Block 2. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 2(Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts).. The Joint Development Authority has approved drilling at the Tome Prospect. In 2007, Sinopec and Addax jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham deepwater drillship, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Background of the JDZ

In the spring of 2001, the governments of Sгo Tomй & Principe and Nigeria reached an agreement over a long-standing maritime border dispute. Under the terms of the agreement, the two established the Joint Development Zone to govern commercial activities within the disputed boundaries. The JDZ is administered by a Joint Development Authority (JDA) which oversees all future exploration and development activities in the JDZ. The remaining claimed territorial waters of Sгo Tomй & Principe are known as the Exclusive Economic Zone (EEZ). Revenues derived from the JDZ will be shared 60/40 between the governments of Nigeria and Sгo Tomй & Principe, respectively.

Background of the EEZ

The government of Sгo Tomй & Principe has awarded ERHC rights to participate in exploration and production activities in Sгo Tomй & Principe’s Exclusive Economic Zone (EEZ). ERHC’s rights include the following:

·	The right to receive up to two blocks of ERHC’s choice; and
·	The option to acquire up to a 15 percent paid working interest in another two blocks of ERHC’s choice.

ERHC would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The EEZ describes territorial waters of Sгo Tomй that encompasses an area of approximately 160,000 square km. It is measured from claimed archipelagic baselines — territorial sea: 12 nautical miles, exclusive economic zone: 200 nautical miles. It is the largest in the Gulf of Guinea. Ocean water depths around the two islands exceed 5,000 feet, depths that have only become feasible for oil production over the past few years; however, oil and gas are produced in the neighboring countries of Nigeria, Equatorial Guinea, Gabon and Congo. The African coast is less than 400 nautical miles offshore, which means the exclusive economic zones of the concerned countries overlap.

The following chart  represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.

(5)	No contracts have been entered into as of the date hereof.

(6)
Includes the 9% reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

Particulars of Participating Agreements

JDZ Block 2 Participation Agreement

Date of Participation Agreement	Parties	Key Terms
2 March 2006
1. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd

1b. Sinopec International Petroleum and Production Corporation

2a. Addax Energy Nigeria Limited

2b. Addax Petroleum Corporation

3. ERHC Energy Inc

ERHC assigns  28.6% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.3% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.

Consideration from Sinopec to to ERHC for the 28.67% interest (the “SINOPEC assigned interest”) is $13.6 million.

Consideration from Addax to ERHC for the 14.33% interest (the “Addax assigned interest”) is $6.8 million

In addition, Sinopec and  Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 22% interest retained by ERHC (the “retained interest”) in Block 2.

Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil from the retained interest on Block 2 until Sinopec and Addax Sub recover 100% of the carried costs

JDZ Block 3 Participation Agreement
Date of Participation Agreement	Parties	Key Terms
15 February 2006	1. ERHC Energy Inc 2a. Addax Petroleum Resources Nigeria Limited 2b. Addax Petroleum Corporation
ERHC assigns  15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.
Consideration from Addax Sub to ERHC for the 15% interest (the “acquired interest”) is $7.5 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 10% interest retained by ERHC (the “retained interest”) in Block 3.

Addax is entitled to 100% of ERHC’s future costs in respect of petroleum operations.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs

JDZ Block 4 Participation Agreement
Date	Parties	Key Terms
17 November 20051	1. ERHC Energy Inc 2a. Addax Petroleum Nigeria (Offshore 2) Limited 2b. Addax Petroleum NV
ERHC shall assign 33.3%2 of participating interest to Addax Petroleum  Nigeria (Offshore 2) Limited (“Addax”) (leaving ERHC with a 26.7% participating interest).

Consideration from Addax Sub to ERHC for the interest to be acquired by Addax (the “acquired interest”) is fixed at $18 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax  recovers 100% of the carried costs

1 By an Amendment to the Participation Agreement dated  February 23 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3% .  By a second Amendment to the Participation Agreement, entered into on March 14 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%.  By a third Amendment to the Participation Agreement dated April 11 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement.

2 See the immediately preceding footnote.

Current Plans for Income Generation

The Company is currently focused on exploiting its interests in Blocks 5, 6 and 9 but no current sources of income other than interest income from cash investments that it purchased with funds generated from sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into participation agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot currently be predicted.  The Company believes that the participation agreements that it has entered into will be its primary source of future revenue; however, the Company has no formal plans to derive income from sources other than the sale of participation interests in additional Blocks or through income generated from successful development of its interests under existing participation

Government Regulation

In the event the Company begins activities relating to the exploration and exploitation of hydrocarbons, it will be required to make the necessary expenditures to comply with the applicable health and safety, environmental and other regulations.

The oil and gas industry is subject to various types of regulation throughout the world. Legislation affecting the oil and gas industry has been pervasive and is under constant review for amendment or expansion. Pursuant to such legislation, numerous government agencies have issued extensive laws and regulations binding on the oil and gas industry and companies engaged in this industry, some of which carry substantial penalties for failure to comply. Such laws and regulations have a significant impact on oil and gas exploration, production and marketing and midstream activities. These laws and regulations increase the cost of doing business and, consequently, will affect results of operations. Inasmuch as new legislation affecting the oil and gas industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws and regulations. However, the Company does not expect that any of these laws and regulations will affect its operations in a manner materially different than they would affect other oil and gas companies of similar size.

Competition

Strong competition exists in all sectors of the oil and gas industry. ERHC competes with other independent oil and gas companies for equipment and personnel required to explore, develop and operate properties. Competition is also prevalent in the marketing of oil, gas and natural gas liquids. Higher recent commodity prices have increased the costs of properties available for acquisition, and there are a greater number of companies with the financial resources to pursue acquisition opportunities. Certain of the Company’s competitors have financial and other resources substantially larger than ours, and they have also established strategic long-term positions and maintain strong governmental relationships in countries in which the Company may seek new entry. As a consequence, ERHC may be at a competitive disadvantage in bidding for drilling rights. In addition, many of the Company’s larger competitors may have a competitive advantage when responding to factors that affect demand for oil and natural gas production, such as changing worldwide prices and levels of production, the cost and availability of alternative fuels and the application of government regulations.

Employees

As of September 30, 2007, the Company had five (5) full-time employees and a consultant who serves as the Corporate Secretary.

Availability of Information

We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1934. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at  http://www.sec.gov ..

We also make available, free of charge on or through our Internet website (http://www.erhc.com), our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A.  Risk Factors

You should carefully consider the risks described below before making any investment decision related to the Company’s securities.  The risks and uncertainties described below are not the only ones facing the Company.   Additional risks and uncertainties not presently known or that the Company currently deems immaterial also may impair its business operations.  If any of the following risks actually occur, the Company’s business could be harmed.

The Company has no sources of revenue and a history of losses from operations

The Company’s business is in an early stage of development.  The Company has not generated any operating revenue since its entry into the oil and gas business and has incurred significant operating losses.  The Company has incurred net operating losses of $4,976,765 in fiscal 2007 and $43,118,918 since inception.  The Company had net losses of $1,756,904 in fiscal 2007. The Company had net income of $23,171,536 in fiscal 2006, primarily as a result of entering into production sharing agreements under which it sold various participatory interests.  The Company had net losses of $11,270,478 in fiscal 2005, and $57,993,079 since inception.  The Company expects to incur additional operating losses for the foreseeable future.

The Company has a limited operating history in the oil and gas business

The Company’s operations to date have consisted solely of acquiring rights to working interests in the JDZ and EEZ and entering into production sharing contracts.  The Company will not be the operator with respect to these contracts.  The Company’s future financial results depend primarily on (1) the ability of the Company’s venture partners to provide or obtain sufficient financing to meet their financial commitments in the production sharing contracts, (2) the ability to discover commercial quantities of oil and gas, and (3) the market price for oil and gas. Management cannot predict that the production sharing contracts will result in wells being drilled or if drilled, whether oil and/or gas will be discovered in commercial quantities.

Financing will be needed to fund the financial commitments of the production sharing contracts

While the Company is not required to fund any financial commitments pursuant to the production sharing contracts, project financing will be required to fund exploration activities.  Failure of our venture partners to provide or obtain the necessary financing will preclude the commencement of exploration activities.

The Company may not discover commercially productive reserves in the JDZ or EEZ

The Company’s future success depends on its ability to economically locate oil and gas reserves in commercial quantities in the JDZ and EEZ. There can be no assurance that the Company’s planned projects in the JDZ or EEZ will result in significant, if any, reserves or that the Company will have future success in drilling productive wells.

The Company’s non-operator status limits its control over its oil and gas projects in the JDZ or EEZ

The Company will focus primarily on creating exploration opportunities and forming relationships with oil and gas companies to develop those opportunities in the JDZ or EEZ.  As a result, the Company will have only a limited ability to exercise control over a significant portion of a project’s operations or the associated costs of those operations in the JDZ or EEZ.  The success of a future project is dependent upon a number of factors that are outside the Company’s areas of control. These factors include:

•	the availability of future capital resources to the Company and the other participants to be used for drilling wells;

•	the approval of other participants for the drilling of wells on the projects;

•	the economic conditions at the time of drilling, including the prevailing and anticipated prices for oil and gas; and

•	the availability of deep water drilling rigs.

The Company’s reliance on other project participants and its limited ability to directly control future project costs could have a material adverse effect on its future expected rates of return.

The Company’s success depends on its ability to exploit its limited assets

The Company’s primary assets are rights to working interests in exploration acreage in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company’s operations have been limited to sustaining and managing its rights under these agreements.  The Company’s success depends on its ability to exploit these assets, of which there is no assurance that it  will be successful.

The Company has limited sources of working capital

The Company is currently focused on exploiting its rights to working interests in exploration acreage in the JDZ and EEZ under agreements with the JDA and DRSTP, but no current sources of income or working capital other than interest income from cash investments that it purchased with funds generated from sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into participation agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot currently be predicted.  The Company believes that the participation agreements that it has entered into will be its primary source of future revenue; however, the Company has no formal plans to derive income from sources other than the sale of participation interests in additional Blocks or through income generated from successful development of its interests under existing participation agreements. If the Company is unsuccessful in its efforts in to exploit its existing working interests in exploration acreage in the JDZ and EEZ, the Company could face significant working capital issued that could cause the curtailment of operations and could ultimately bring the Company’s continued existence into question.

The Company’s competition includes oil and gas conglomerates that have significant advantages over it

The oil and gas industry is highly competitive. Many companies and individuals are engaged in exploring for crude oil and natural gas and acquiring crude oil and natural gas properties, resulting in a high degree of competition for desirable exploratory and producing properties.  The companies with which the Company competes are much larger and have greater financial resources than the Company.

Various factors beyond the Company’s control will affect prices of oil and gas

The availability of a ready market for the Company’s future crude oil and natural gas production depends on numerous factors beyond its control, including the level of consumer demand, the extent of worldwide crude oil and natural gas production, the costs and availability of alternative fuels, the costs and proximity of transportation facilities, regulation by authorities and the costs of complying with applicable environmental regulations.

The Company is Subject to the Volatility of Foreign Governments

The Company’s primary assets are located in “emerging markets” controlled by governments that are historically more volatile than the US government.  Because of less developed economies and less mature governments in the countries where our primary assets are located, we are exposed us to significant foreign government volatility. We face the risk that national policies may restrict our ability to fully exploit our primary asset. We also face greater risks of expropriation, confiscatory taxation and nationalization. These risks relate to over-dependence on exports in emerging markets, especially with respect to primary commodities, making these economies vulnerable to changes in commodities prices. Foreign governments face challenges with overburdened infrastructure, obsolete or unseasoned financial systems, environmental problems, less developed legal systems, andin some instances, war.

The Company’s Business Interests Are Located Outside of the United States Which Subjects It to Risks Associated with International Activities.

At September 30, 2007, the Company’s major assets were located outside the United States.  Apart from cash maintained in United States’ financial institutions, the Company’s primary assets are agreements with DRSTP and the JDA, which provide the Company with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in this area pursuant to such agreements may be adversely impacted by this circumstance.

The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, termination, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on  foreign  subsidiaries)  and  changes  in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be  denominated.  Changes in exchange rates may also adversely affect the Company’s future results of operations and financial condition.

In addition, to the extent the Company engages in operations and activities outside the United States, it is subject to the Foreign Corrupt Practices Act (the “FCPA”) which, among other restrictions, prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect their financial and other transactions with foreign officials.  The FCPA applies to companies, individual directors, officers, employees and agents.  The FCPA also applies to foreign companies and persons taking any act in furtherance of such corrupt payments while in the United States.  Under the FCPA, U.S. companies may also be held liable for actions taken by strategic or local partners or representatives.

The FCPA imposes civil and criminal penalties for violations of its provisions.  Civil penalties may include fines of up to $500,000 per violation, and equitable remedies such as disgorgement of profits causally connected to the violation (including prejudgment interest on such profits) and injunctive relief.  Criminal penalties for violations of the corrupt payments provisions could range up to the greater of $2 million per violation or twice the gross pecuniary gain sought by making the payment, and/or incarceration for up to 5 years per violation.  Moreover, if a director, officer or employee of a company is found to have willfully violated the FCPA books and records provisions, the maximum penalty would be imprisonment for 20 years per violation.  Maximum fines of up to $25 million also may be imposed for willful violations of the books and records provisions by a company.

The SEC and/or the Department of Justice (“DOJ”) could assert that there have been multiple violations of the FCPA, which could lead to multiple fines.  The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with knowledge of ERHC or its affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided to the government authorities during the investigations.  Negotiated dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms agreed upon with the SEC and DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring future FCPA compliance.  Other potential consequences could be significant and include suspension or debarment of ERHC’s ability to contract with governmental agencies of the United States and of foreign countries.  Any determination that ERHC has violated the FCPA could result in sanctions that could have a material adverse effect on the Company’s business, prospects, operations, financial condition and cash flow.

The Company is under investigation by the SEC, the DOJ and a U.S. Senate Subcommittee, and the results of these investigations could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Săo Tomé and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena.   Please see “Legal Proceedings” for more information.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

These investigations could also result in:

·	third party claims against us, which may include claims for special, indirect, derivative or consequential damages;

·	damage to our business, operations and reputation;

·	loss of, or adverse effect on, cash flow, assets, goodwill, operations and financial condition, business, prospects, profits or business value;

·	adverse consequences on our ability to obtain or continue financing for current or future projects; and/or

·	claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders or constituents of ERHC.

Continuing negative publicity arising out of these investigations could also adversely affect our business and prospects in the commercial marketplace.  In addition, these investigations have resulted in increased expenses to ERHC, including substantial legal fees and the diversion of management’s attention from its operations and other activities.  If the Company  incurs costs or losses as a result of these matters, it may not have the liquidity or funds to address those costs or losses, in which case such costs or losses could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

Through September 30, 2007, ERHC has incurred substantial costs  in responding to the investigations by the DOJ, SEC and Senate Subcommittee. Those costs consist primarily of legal fees paid to the Company’s legal counsel, Akin Gump Strauss Hauer & Feld LLP and documents production costs. These costs have had a significant negative impact on the Company’s cash flows from operations and ERHC expects the use of cash to address these investigations, if continued at current levels could have a serious negative impact on the Company’s liquidity. Neither management nor and its legal counsel can currently assess the magnitude of future cash requirement that could result from prolonged investigations or any negative findings that arise from the investigations. In a worst case scenario, the Company’s cash resources could be exhausted and the Company’s status as a going concern could be brought into substantial doubt.

The Company’s results of operations are susceptible to general economic conditions

The Company’s revenues and results of operations will be subject to fluctuations based upon the general economic conditions both in the United States and internationally.  If there were to be a general economic downturn or a recession in the oil and gas industry, the Company’s future revenues, the value of its oil and natural gas exploration concession, as well as its ability to exploit its assets could be materially adversely affected.

One shareholder controls approximately 43% of the Company’s outstanding common stock

Chrome Oil Services (“Chrome”) beneficially owns approximately 43% of the outstanding common stock.  As a result, Chrome has the ability to substantially influence, and may effectively control the outcome of corporate actions that require stockholder approval, including the election of directors.  This concentration of ownership may have the effect of delaying or preventing a future change in control of the Company or a liquidity event.

The Company’s stock price is highly volatile

The Company’s common stock is currently traded on the Over-the-Counter Bulletin Board. The market price of the Company’s common stock has experienced fluctuations that are unrelated to its operating performance.  The market price of the common stock has been highly volatile over the last several years.  The Company can provide no assurance that its current price will be maintained.

The Company does not currently pay dividends on its common stock and do not anticipate doing so in the future

The Company has paid no cash dividends on its common stock, and there is no assurance that the Company will achieve sufficient earnings to pay cash dividends on its common stock in the future. The Company intends to retain any earnings to fund its operations.  Therefore, the Company does not anticipate paying any cash dividends on the common stock in the foreseeable future.

The Company’s stock is considered a “penny stock”

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.”  Penny stocks generally are equity securities with a share price of less than $5.00.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules.  The Company’s common stock may be subject to the penny stock rules, and accordingly, investors in the common stock may find it difficult to sell their shares in the future, if at all.

The Company is currently under examination by the Internal Revenue Service

The Internal Revenue Service is currently examining the tax returns for the Company’s 2005 and 2006 tax years.  The Company anticipates that this examination should conclude in the next few months.  If adjustments are found, the Company may be subject to taxes, penalties and interest and these could have a material adverse effect on its operations, financial condition and cash flow.

Item 1B.  Unresolved Staff Comments

None.

Item 2.  Properties

Substantially all of the Company’s properties are in the form of working interest.  The working interest represents ERHC’s share of all the hydrocarbons production from the blocks and obligates ERHC to pay a corresponding percentage of the costs of drilling, production and operating the blocks.. These costs in blocks 2, 3 and 4 are currently being carried by the operators until production, whereupon the operators will recover their costs from the production revenues. Today, ERHC has interests in Blocks 2, 3, 4, 5, 6, and 9 in the offshore Joint Development Zone (JDZ) of Nigeria and the island nation of Sao Tome and Principe.  ERHC has additional interests in the territorial waters of Sao Tome and Principe, known as the Exclusive Economic Zone (EEZ). The Company’s rights in  the JDZ and in the EEZ expire on October 1, 2024, or if the company has a producing working interests in any Block(s) at October 1, 2024, the Company’s rights extend in such Block(s), as long as the Block(s) remains in production.

Joint Development Zone

 ERHC has interests in six of the nine Blocks in the Joint Development Zone (JDZ), a 34,548 sq km area approximately 200 km off the coastline of Nigeria and Sao Tome and  Principe that is adjacent to several large petroleum discovery areas. ERHC's rights in the JDZ include:

·	JDZ Block 2: 22.0% Working interest

·	JDZ Block 3: 10.0% Working interest

·	JDZ Block 4: 26.7% Working interest* (subject to transfer of 7.2% to Addax Petroleum)

·	JDZ Block 5: 15.0% Working interest

·	JDZ Block 6: 15.0% Working interest

·	JDZ Block 9: 20.0% Working interest

Sao Tome and  Exclusive Economic Zone

The government of Sгo Tomй & Principe has awarded ERHC rights to participate in exploration and production activities in the EEZ, which encompasses an area of approximately 160,000 square kilometers.  These rights were granted in a May 21, 2001 Memorandum of Agreement made between the Democratic Republic of Sao Tome and Principe (DRSTP) and the Company. The Company’s rights in the EEZ expire on October 1, 2024 or, or if the company has a producing working interest in any Block(s) at October 1, 2024, the Company’s rights extend in such Block(s), as long as the Block(s) remains in production.

ERHC’s rights include the following:

·	The right to receive up to two blocks of ERHC’s choice; and

·	The option to acquire up to a 15% paid working interest in another two blocks of ERHC’s choice.

ERHC would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The EEZ describes territorial waters of Sao Tome that encompasses an area of approximately 160,000 square km. It is measured from claimed archipelagic baselines — territorial sea: 12 nautical miles, exclusive economic zone: 200 nautical miles. It is the largest in the Gulf of Guinea.

The Company’s corporate office is located at 5444 Westheimer Road, Suite 1440, Houston, Texas 77056 pursuant to a lease that expires in December 2011.

Item 3.  Legal Proceedings

Subpoenas.  On May 4, 2006, a Federal court search warrant initiated by DOJ was executed on the Company.  The DOJ sought various records including, among other matters, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  Related SEC subpoenas issued on May 9, 2006 and August 29, 2006 also requested a range of documents. ERHC continues to interface with both the DOJ and SEC investigators to respond to the SEC subpoenas and any additional requests for information from the DOJ or SEC.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena.

Godsonic Negotiations.  In July 2007, ERHC and Godsonic commenced negotiations to have Godsonic relinquish all of its claims to a 9% interest in Block 4.  The parties reached a settlement in August 2007 which resulted in Godsonic’s relinquishment of all claims to the 9% interest in Block 4.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claims entitlement under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC.  ERHC disputes the consideration that Addax should pay to ERHC for the 7.2%.  If Addax’s claims are successful, ERHC’s share of JDZ Block 4 will increase from 17.7% to 19.5% and Addax’s share of the JDZ Block 4 will increase from 33.3% to 40.5% for no additional consideration paid to ERHC.  ERHC and Addax are currently in arbitration to resolve the issue.  The parties are also exploring mediation as a potential alternative.

Lakeshore Arbitration.  In October 2006, Lakeshore Capital Limited (“Lakeshore”) filed an arbitration claim against ERHC seeking $4,400,000 for the alleged value of 4,500,000 shares of ERHC common stock and for a warrant to purchase an additional 1,500,000 shares of common stock at an exercise price of $.20 per share, including interest and costs, as compensation for financial consultancy and related services rendered under a contract with ERHC dated May 20, 2002.  The claim was resolved in mediation conducted by the American Arbitration Association by the payment by ERHC of $250,000 to Lakeshore.  Pursuant to the Settlement Agreement dated May 16, 2007, the arbitration was discontinued with prejudice.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

Item 4.  Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5.  Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market and Related Information

ERHC’s common stock is currently traded on the OTC Bulletin Board under the symbol “ERHE.”  The market for the Company’s common stock is sporadic and highly volatile.  The following table sets forth the closing sales price per share of the common stock for the past two fiscal years.  These prices reflect inter-dealer prices, without retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.

Stock Price Highs & Lows

	High	Low
	(per share)
Fiscal Year 2006
First Quarter	$0.41	$0.30
Second Quarter	$0.95	$0.30
Third Quarter	$0.92	$0.40
Fourth Quarter	$0.54	$0.37

Fiscal Year 2007
First Quarter	$0.51	$0.31
Second Quarter	$0.48	$0.33
Third Quarter	$0.42	$0.24
Fourth Quarter	$0.34	$0.20

As of November 30, 2007, there were approximately 2,243 stockholders of record.  The closing price of the common stock as reported on the OTC Bulletin Board on November 30, 2007 was $0.23.  The Company has not paid any dividends during the last two fiscal years and does not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2004, the Board of Directors adopted a 2004 Compensatory Stock Option Plan pursuant to which it reserved 20,000,000 shares for issuance.  This plan was approved at a special meeting of the stockholders of the Company in February 2005.  Under this plan, 7,576,756 shares have been issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,000,000	$0.43	11,423,244
Equity compensation plans not approved by security holders	-	-	-

Recent Sales of Unregistered Securities

The Company has sold the following unregistered securities:

·
During the second fiscal quarter of 2007, warrants issued in 2003, with an exercise price of $0.20, were exercised on a cashless basis, which exercise resulted in the issuance of an aggregate of 2,949,587 shares of common stock.

·
During the fourth fiscal quarter of 2007, there were an aggregate of 300,000 shares of common stock due to the Company’s directors for services rendered as more fully disclosed in Item 10, Directors and Executive Officers of the Registrant.

With respect to the sale of the unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.  No sales commissions were paid in connection with these transactions.

Issuer Purchases of Equity Securities

The Company has not repurchased any of its Common Stock.

Item 6. Selected Financial Data

The selected financial data of the Company presented below as of and for each of the five years in the period ended September 30, 2007, has been derived from the audited financial statements of the Company.  The financial statements as of and for the years ended September 30, 2007, 2006 and 2005 have been audited by Malone & Bailey, PC, an independent registered public accounting firm.  The financial statements as of and for the years ended September 30, 2003 and 2004 were audited by another independent registered public accounting firms. The data set forth below should be read in conjunction with the Company’s financial statements, related notes thereto and Management’s Discussion and Analysis of Financial Condition and Plan of Operations, contained elsewhere herein.

	For the Years Ended September 30,
Statements of Operations Data	2007	2006	2005	2004	2003

Operating expenses	$4,976,765	$(24,113,494)	$4,652,459	$2,085,426	$1,944,655
Interest expense	(1,843)	(2,099)	(1,147,248)	(1,671,759)	(1,209227)
Other Income (expense)	1,498,704	1,123,141	278,804	163,797	-
Loss on extinguishment of debt	-	-	(5,749,575)	-	-
Provision for taxes	(1,723,000)	2,063,000	-	-	-
Net income (loss)	(1,756,904)	23,171,536	(11,270,478)	(3,593,388)	(3153882)
Net income (loss) per share – basic and diluted	0.00	0.03	(0.02)	(0.01)	(0.01)
Weighted average shares of common stock outstanding	720,966,165	712,063,980	671,164,058	592,603,441	567,788,483

	As of September 30,
Balance Sheets Data	2007	2006	2005	2004	2003

DRSTP Concession fee	$2,839,500	$2,839,500	$5,679,000	$5,679,000	$5,679,000
Total assets	39,854,641	45,878,249	6,720,210	5,728,556	5,735,744
Total liabilities	5,947,982	10,390,126	2,799,011	14,757,208	16,283,506
Shareholders' equity (deficit)	33,906,659	35,488,123	3,941,199	(9,028,652)	(10,547,762)

Item 7.  Management’s Discussion and Analysis of Financial Condition and Plan of Operations

Introduction

The following discussion and analysis presents management’s perspective of our business, financial condition and overall performance. This information is intended to provide investors with an understanding of our past performance, current financial condition and outlook for the future. You must read the following discussion of the results of the operations and financial condition of the Company in conjunction with its financial statements, including the notes thereto included in this Form 10-K filing.  The Company’s historical results are not necessarily an indication of trends in operating results for any future period.

Reference is made to “Item 6. Selected Financial Data” and “Item 8. Financial Statements and Supplementary Data.”

Overview of Business

ERHC reports as a development stage enterprise as there are currently no significant operations and no revenue has been generated from business activities.  The Company was incorporated in 1986 as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas Company.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its primary assets, which are rights to working interests in exploration acreage in the JDZ and the EEZ.  The Company has entered into production sharing agreements with upstream oil and gas companies in these JDZ Blocks to assist the Company in exploring its assets in the JDZ.  The technical and operation expertise in conducting exploration operations will be provided by participating in the Company’s interest oil and gas companies.  The Company is also exploring opportunities in other areas of the energy industry

State of Participation Interests

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).
(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.
(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.
(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.
(5)	No contracts have been entered into as of the date hereof.
(6)
Includes the 9% reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

Particulars of Participating Agreements

JDZ Block 2 Participation Agreement

Date of Participation Agreement	Parties	Key Terms
2 March 2006
1. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd

1b. Sinopec International Petroleum and Production Corporation

2a. Addax Energy Nigeria Limited

2b. Addax Petroleum Corporation

3. ERHC Energy Inc

ERHC assigns  28.6% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.3% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.

Consideration from Sinopec to to ERHC for the 28.67% interest (the “SINOPEC assigned interest”) is $13.6 million.

Consideration from Addax to ERHC for the 14.33% interest (the “Addax assigned interest”) is $6.8 million

In addition, Sinopec and  Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 22% interest retained by ERHC (the “retained interest”) in Block 2.

Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil from the retained interest on Block 2 until Sinopec and Addax Sub recover 100% of the carried costs

JDZ Block 3 Participation Agreement
Date of Participation Agreement	Parties	Key Terms
15 February 2006	1. ERHC Energy Inc 2a. Addax Petroleum Resources Nigeria Limited 2b. Addax Petroleum Corporation
ERHC assigns  15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.

Consideration from Addax Sub to ERHC for the 15% interest (the “acquired interest”) is $7.5 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 10% interest retained by ERHC (the “retained interest”) in Block 3.

Addax is entitled to 100% of ERHC’s future costs in respect of petroleum operations.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs

JDZ Block 4 Participation Agreement
Date	Parties	Key Terms
17 November 2005(1)	1. ERHC Energy Inc 2a. Addax Petroleum Nigeria (Offshore 2) Limited 2b. Addax Petroleum NV
ERHC shall assign 33.3%2 of participating interest to Addax Petroleum  Nigeria Offshore Limited (“Addax”) (leaving ERHC with a 26.7% participating interest). (2)

Consideration from Addax Sub to ERHC for the interest to be acquired by Addax (the “acquired interest”) is fixed at $18 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax  recovers 100% of the carried costs

3 By an Amendment to the Participation Agreement dated  February 23 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3% .  By a second Amendment to the Participation Agreement, entered into on March 14 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%.  By a third Amendment to the Participation Agreement dated April 11 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement.
4 See the immediately preceding footnote.

Current Plans for Income Generation

The Company is currently focused on exploiting its interests in Blocks 5, 6 and 9 but no current sources of income other than interest income from cash investments that it purchased with funds generated from sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into participation agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot currently be predicted.  The Company believes that the participation agreements that it has entered into will be its primary source of future revenue; however, the Company has no formal plans to derive income from sources other than the sale of participation interests in additional Blocks or through income generated from successful development of its interests under existing participation

Critical Accounting Policies

The Company has identified the policies below as critical to its business operations and the understanding of its results of operations.  The impact and any associated risks related to these policies on the Company’s business operations are discussed throughout this section where such policies affect the Company’s reported and expected financial results.  Management’s preparation of this Annual Report on Form 10-K requires it to make estimates and assumptions that affect the reported amount of assets and liabilities, and that effect the disclosure of contingent assets and liabilities.  There is no assurance that actual results will not differ from those estimates and assumptions.

Concentration of Risks

The Company’s current focus is to exploit assets consisting of agreements with the DRSTP concerning oil and gas exploration in EEZ and with the JDA concerning oil and gas exploration in the JDZ.  The Company has formed relationships with other oil and gas companies with the technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

Asset Retirement Obligation

ERHC’s asset retirement obligation relates to the plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas. The provisions of SFAS No. 143 require the fair value of a liability for an asset retirement obligation to be recorded and a corresponding increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized asset retirement cost is depleted over the useful life of the asset.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to the retirement obligation and the asset retirement cost. The offsetting ARO liability is recorded at fair value, and accretion expense recognized as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO asset and liability is measured using expected future cash out flows discounted at the Company’s credit adjusted risk free interest rate. These oil and gas properties were abandoned and written off during the year ended September 30, 1999 and the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Impairment of Long-lived Assets

ERHC evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired.  ERHC determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.  Impairments are charged to operations in the period to which events and circumstances indicate that such assets might be impaired.  ERHC has evaluated its investment in its DRSTP concession fee in light of its 2003 Option Agreement (see Note 4) and there have been no events or circumstances that would indicate that such asset might be impaired.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning the first quarter of fiscal 2008. The Company is currently assessing the potential impact that adoption of SFAS No. 157 would have on its financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement classification, accounting for interest and penalties and accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the potential impact that adoption of FIN No. 48 would have on its financial statements.

Former Operations - Asset Retirement Obligation

The Company has accrued $485,000 as a liability on the balance sheet relating to the estimated costs on plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas.  The Company acquired a lease in oil fields located in Wichita County, Texas, which was subsequently assigned to a former shareholder.  However, in connection with the lease in Wichita County, the Company may remain liable for certain plugging and abandonment costs, estimated to be approximately $485,000.  The Company uses SFAS No. 143 to account for this obligation.  These properties were abandoned and written off during the year ended September 30, 1999 and the Company believes the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Management reviews this accrual quarterly for any adjustments necessary.  There has been no activity related to this liability in several years, however, management believes that the accrual is appropriate and conservative at this time.

Results of Operations

Year ended September 30, 2007 Compared to Year Ended September 30, 2006

During fiscal 2007, the Company had general and administrative expenses of $4,954,848 compared with $5,979,609 in fiscal 2006.  The decrease results primarily from the grant of stock warrants for our outside consultants valued at $1,145,000 in fiscal 2006 versus employee compensatory stock option expense of $175,440 in fiscal 2007.

During 2007, the Company had a net loss of $1,756,904, compared to a net income of $23,171,536 for fiscal 2006.  The primary reason for the $24,928,440 decrease in net income for the year ended September 30, 2007 was due to a $30,102,250 net gain in fiscal 2006 from the sale of participation interests in the three JDZ Blocks under production sharing contracts with various joint venture partners.

During fiscal 2007 and 2006, the Company had no revenues from which cash flows could be generated to support operations.  In fiscal 2007 and 2006, the Company relied primarily upon cash generated from the 2006 sale of interests to fund operations.

Year ended September 30, 2006 Compared to Year Ended September 30, 2005

During fiscal 2006, the Company had general and administrative expenses of $5,979,609 compared with $4,645,783 in fiscal 2005.  This increase was primarily attributed to increased legal fees as a result of the Department of Justice investigation.

During 2006, the Company had net income of $23,171,536, compared to a net loss of $11,270,478 for fiscal 2005.  The three primary reasons for the $34,442,014 improvement in net income for the year ended September 30, 2006 were: (i) a $30,102,250 net gain from the sale of participation interests in the three JDZ Blocks under production sharing contracts with various joint venture partners; (ii) a $5,749,575 non-cash loss on extinguishment of debt during fiscal 2005 as the result of the issuance of shares in conjunction with a conversion of debt to common stock; and (iii) fiscal 2006 income tax expense of $2,063,000.

During fiscal 2006, the Company entered into production sharing agreements in Blocks 2, 3 and 4 under which they sold various participating interests for total cash proceeds of $45,900,000 which resulted in net cash provided by investing activities of $45,896,876, compared with net cash used by investing activities of $24,277 for fiscal 2005.

During fiscal 2006 and 2005, the Company had no revenues from which cash flows could be generated to support operations.  In fiscal 2006, the Company relied primarily upon cash generated from the sale of interests to fund operations and in fiscal 2005, the Company relied on borrowings funded from its line of credit as well as the sale of common stock.

Liquidity and Capital Resources

As of September 30, 2007, the Company had working capital of $31,002,664.  The Company believes that it has sufficient liquidity to meet working capital requirements for fiscal 2008.  .

Through September 30, 2007, ERHC has incurred substantial costs in responding to the investigations by the DOJ, SEC and Senate Subcommittee. Those costs consist primarily of legal fees paid to the Company’s legal counsel, Akin Gump Strauss Hauer & Feld LLP and documents production costs. These costs have had a significant negative impact on the Company’s cash flows from operations and ERHC expects the use of cash to address these investigations, if continued at current levels could have a serious negative impact on the Company’s liquidity. Neither management nor and its legal counsel can currently assess the magnitude of future cash requirement that could result from prolonged investigations or any negative findings that arise from the investigations. In a worst case scenario, the Company’s cash resources could be exhausted and the Company’s status as a going concern could be brought into substantial doubt.

Off-Balance Sheet Arrangements

As of September 30, 2007, the Company does not have any off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table provides information at September 30, 2007, about the Company’s contractual obligations and commercial commitments.  The table presents contractual obligation by due dates and related contractual commitments by expiration dates.

Contractual Obligations	Total	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 Years

Convertible debt (1)	$33,513	$33,513	$-	$-	$-
Operating lease (2)	454,920	107,040	321,120	26,760	-

Total	$488,433	$140,553	$321,120	$26,760	$-

(1)	This represents a convertible note to Joseph Charles and Associates, for which the Company has been unable to locate the payee.

(2)	Lease obligations consist of operating lease for office space. Office lease represent non-cancelable leases for office space used in our daily operations.

Contingencies and Legal Matters

For a detailed discussion of contingencies and legal matters, see “Item 3. Legal Proceedings”.

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk

The Company’s current focus is to exploit its primary assets, which are rights to working interest in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company intends to continue to form relationships with other oil and gas companies with technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

At September 30, 2007, all of the Company's operations were located outside the United States.  The Company’s primary asset are agreements with DRSTP and the JDA, which provide ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in the agreements in this area may be impacted by this circumstance.

The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on foreign subsidiaries) and changes in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be denominated.  As well, changes in exchange rates may adversely affect the Company's future results of operations and financial condition.

Market risks relating to the Company’s operations result primarily from changes in interest rates as well as credit risk concentrations.  The Company’s interest expense is generally not sensitive to changes in the general level of interest rates in the United States, particularly because a substantial majority of its indebtedness is at fixed rates.

The Company holds no derivative financial or commodity instruments, nor does it engage in any foreign currency denominated transactions.

Item 8.  Financial Statements and Supplementary Data

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

Reports of Independent Public Accounting Firm:

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting as of September 30, 2007	30

Report of Independent Registered Public Accounting Firm on the Financial Statements for the Years ended September 30, 2007 and 2006	31

Consolidated Financial Statements:

Consolidated Balance Sheets as of September 30, 2007 and 2006	32

Consolidated Statements of Operations for the Years Ended September 30, 2007, 2006 and 2005, and for the period from inception, September 5, 1995, to September 30, 2007	33

Consolidated Statements of Shareholders' Equity (Deficit) for the period from inception, September 5, 1995, to September 30, 2007	34

Consolidated Statements of Cash Flows for the Years Ended September 30, 2007, 2006 and 2005, and for the period from inception, September 5, 1995, to September 30, 2007	45

Notes to Consolidated Financial Statements	47

Financial Statement Schedules:

None

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under instructions or are inapplicable and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ERHC Energy Inc.
Houston, Texas

We have audited the internal control of ERHC Energy Inc. over its financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ERHC Energy Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ERHC Energy Inc. as of September 30, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three years then ended, and our reports dated December 7, 2007 expressed an unqualified opinion on those consolidated financial statements.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

December 7, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ERHC Energy Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of ERHC Energy Inc., a corporation in the development stage, as of September 30, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the three years then ended.  These financial statements are the responsibility of ERHC’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ERHC as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ERHC’s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 7, 2007 expressed an unqualified opinion on management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

December 7, 2007

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED BALANCE SHEETS
September 30, 2007 and 2006

	2007	2006

ASSETS
Current assets:
Cash	$34,721,933	$40,991,114
Prepaid expenses and other current assets	179,955	1,073,031
Income tax refundable	1,568,758	-
Deferred tax asset – current	480,000	480,000

Total current assets	36,950,646	42,544,145

DRSTP concession fee	2,839,500	2,839,500
Furniture and equipment, net	64,495	14,604
Deferred tax asset	-	480,000

Total assets	$39,854,641	$45,878,249

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$5,183,979	$6,784,004
Accounts payable and accrued liabilities, related parties	238,614	69,439
Accrued interest	6,876	5,023
Federal income taxes payable	-	3,013,147
Asset retirement obligation	485,000	485,000
Convertible debt	33,513	33,513

Total current liabilities	5,947,982	10,390,126

Commitments and contingencies	-	-

Shareholders' equity:
Preferred stock, par value $0.0001; authorized 10,000,000; none issued and outstanding	-	-
Common stock, par value $0.0001; authorized 950,000,000 shares; issued and outstanding 721,938,550 and 718,988,982 at September 30, 2007 and 2006, respectively	72,193	71,899
Additional paid-in capital	91,827,545	91,652,399
Deficits accumulated in the development stage	(57,993,079)	(56,236,175)

Total shareholders’ equity	33,906,659	35,488,123

Total liabilities and shareholders' equity	$39,854,641	$45,878,249

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to September 30,
	2005	2006	2007	2007
				(Unaudited)
Operating costs and expenses:
General and administrative Expenses	$4,645,783	$5,979,609	$4,954,848	$64,093,110
Depreciation, depletion and amortization	6,676	9,147	21,917	1,385,930
Gain from sale of partial interest in DRSTP Concession	-	(30,102,250)	-	(30,102,250)
Write-offs and abandonments	-	-	-	7,742,128

(Loss) gain from operations	(4,652,459)	24,113,494	(4,976,765)	(43,118,918)

Other income and (expenses):
Interest income	26,494	1,123,141	1,998,704	3,148,339
Gain (loss) from settlements	252,310	-	(500,000)	(247,690)
Other income	-	-	-	439,827
Interest expense	(1,147,248)	(2,099)	(1,843)	(12,125,062)
Loss on extinguishment of debt	(5,749,575)	-	-	(5,749,575)

Total other income and expenses, net	(6,618,019)	1,121,042	1,496,861	(14,534,161)

Income (loss) before benefit (provision) for income taxes	(11,270,478)	25,234,536	(3,479,904)	(57,653,079)

Benefit (provision) for income taxes
Current	-	(3,023,000)	1,243,000	(1,780,000)
Deferred	-	960,000	480,000	1,440,000

Total benefit (provision) for income taxes	-	(2,063,000)	1,723,000	(340,000)

Net income (loss)	$(11,270,478)	$23,171,536	$(1,756,904)	$(57,993,079)

Net income (loss) per common shares Basic and diluted	$(0.02)	$0.03	$0.00

Weighted average number of common shares outstanding -
Basic	671,164,058	712,063,980	720,966,165
Diluted	671,164,058	717,410,403	720,966,165

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 5, 1995	-	$-	$-	$-	$-	$-	$-

Common stock issued for cash	884,407	88	-	-	-	-	88

Common stock issued for Services	755,043	76	499,924	-	-	(500,000)	-
Net loss	-	-	-	(3,404)	-	-	(3,404)
Balance at September 30, 1995	1,639,450	164	499,924	(3,404)	-	(500,000)	(3,316)

Common stock issued for cash, net of expenses	361,330	36	124,851	-	-	-	124,887
Common stock issued for
Services	138,277	14	528,263	-	-	-	528,277
Common stock issued for Equipment	744,000	74	3,719,926	-	-	-	3,720,000
Effect of reverse merger	1,578,470	158	(243,488)	-	-	-	(243,330)
Amortization of deferred compensation	-	-	-	-	-	72,500	72,500
Net loss	-	-	-	(728,748)	-	-	(728,748)

Balance at September 30, 1996	4,461,527	$446	$4,629,476	$(732,152)	$-	$(427,500)	$3,470,270

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 1996	4,461,527	$446	$4,629,476	$(732,152)	$-	$(427,500)	$3,470,270

Common stock issued for cash	2,222,171	222	1,977,357	-	(913,300)	-	1,064,279
Common stock issued for services	9,127,981	913	12,430,725	-	-	-	12,431,638
Common stock issued for oil and gas leases and properties	500,000	50	515,575	-	-	-	515,625
Common stock issued for Chevron contract	3,000,000	300	-	-	-	-	300
Common stock issued for BAPCO acquisition	4,000,000	400	499,600	-	-	-	500,000
Contributed	(100,000)	(10)	(99,990)	-	-	-	(100,000)
Amortization of deferred compensation	-	-	-	-	-	177,500	177,500
Net loss	-	-	-	(16,913,052)	-	-	(16,913,052)

Balance at September 30, 1997	23,211,679	$2,321	$19,952,743	$(17,645,204)	$(913,300)	$(250,000)	$1,146,560

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 1997	23,211,679	$2,321	$19,952,743	$(17,645,204)	$(913,300)	$(250,000)	$1,146,560

Common stock and warrants issued for cash	1,124,872	113	972,682	-	-	-	972,795
Common stock issued for services	1,020,320	102	1,526,878	-	-	-	1,526,980
Common stock issued for Uinta acquisition	1,000,000	100	1,999,900	-	-	-	2,000,000
Common stock issued for Nueces acquisition	50,000	5	148,745	-	-	-	148,750
Common stock issued for accounts payable	491,646	49	337,958	-	-	-	338,007
Beneficial conversion feature associated with convertible debt	-	-	1,387,500	-	-	-	1,387,500
Receipt of subscription receivable	-	-	-	-	913,300	-	913,300
Option fee and penalty	299,536	30	219,193	-	-	-	219,223
Common stock issued for building equity	24,000	2	69,998	-	-	-	70,000
Amortization of deferred compensation	-	-	-	-	-	125,000	125,000
Net loss	-	-	-	(11,579,024)	-	-	(11,579,024)

Balance at September 30, 1998	27,222,053	$2,722	$26,615,597	$(29,224,228)	$-	$(125,000)	$(2,730,909)

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 1998	27,222,053	$2,722	$26,615,597	$(29,224,228)	$-	$(125,000)	$(2,730,909)

Common stock issued for cash	397,040,000	39,704	2,062,296	-	-	-	2,102,000
Common stock issued for services	7,169,000	717	1,034,185	-	-	-	1,034,902
Common stock issued for Uinta settlement	7,780,653	778	2,541,161	-	-	-	2,541,939
Common stock surrendered in BAPCO settlement	(7,744,000)	(774)	(2,709,626)	-	-	-	(2,710,400)
Common stock issued for accounts payable, debt,accrued interest and penalties	42,334,767	4,233	6,768,054	-	-	-	6,772,287
Common stock issued for officer's salary and bonuses	10,580,000	1,058	4,723,942	-	-	-	4,725,000
Common stock issued for shareholder loans and accrued interest payable	3,939,505	394	771,318	-	-	-	771,712
Reclassification of common stock previously presented as a liability	750,000	75	1,499,925	-	-	-	1,500,000
Amortization of deferred compensation	-	-	-	-	-	125,000	125,000
Net loss	-	-	-	(19,727,835)	-	-	(19,727,835)

Balance at September 30, 1999	489,071,978	$48,907	$43,306,852	$(48,952,063)	$-	$-	$(5,596,304)

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 1999	489,071,978	$48,907	$43,306,852	$(48,952,063)	$-	$-	$(5,596,304)

Common stock issued for con -version of debt and payment of accrued interest and penalties	7,607,092	761	295,120	-	-	-	295,881
Net loss	-	-	-	(1,958,880)	-	-	(1,958,880)

Balance at September 30, 2000	496,679,070	49,668	43,601,972	(50,910,943)	-	-	(7,259,303)

Common stock issued for services	37,000,000	3,700	1,846,300	-	-	-	1,850,000
Net loss	-	-	-	(6,394,810)	-	-	(6,394,810)

Balance at September 30, 2001	533,679,070	$53,368	$45,448,272	$(57,305,753)	$-	$-	$(11,804,113)

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 2001	533,679,070	$53,368	$45,448,272	$(57,305,753)	$-	$-	$(11,804,113)

Common stock issued for cash net of expenses	4,000,000	400	643,100	-	-	643,500
Common stock issued for services	3,475,000	348	527,652	-	-	-	528,000
Common stock issued for accounts payable	4,407,495	440	817,757	-	-	-	818,197
Common stock issued for con -version of debt and pay-ment of accrued interest And penalties	7,707,456	771	1,540,721	-	-	-	1,541,492
Common stock issued for officer's salary and bonuses	2,700,000	270	289,730	-	-	-	290,000
Net loss	-	-	-	(4,084,210)	-	-	(4,084,210)

Balance at September 30, 2002	555,969,021	$55,597	$49,267,232	$(61,389,963)	$-	$-	$(12,067,134)

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 2002	555,969,021	$55,597	$49,267,232	$(61,389,963)	$-	$-	$(12,067,134)

Common stock issued for cash, net of expenses	9,440,000	944	1,071,556	-	-	-	1,072,500
Common stock issued for accounts payable	1,527,986	153	177,663	-	-	-	177,816
Common stock issued for con -version of debt and payment of accrued interest	17,114,740	1,711	3,421,227	-	-	-	3,422,938
Net loss	-	-	-	(3,153,882)	-	-	(3,153,882)

Balance at September 30, 2003	584,051,747	$58,405	$53,937,678	$(64,543,845)	$-	$-	$(10,547,762)

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 2003	584,051,747	$58,405	$53,937,678	$(64,543,845)	$-	$-	$(10,547,762)

Common stock issued for cash, net of expenses	3,231,940	323	974,677	-	-	-	975,000
Common stock issued for accounts payable	1,458,514	146	533,102	-	-	-	533,248
Common stock issued for con -version of debt and payment of accrued interest	11,185,052	1,119	2,236,093	-	-	-	2,237,212
Common stock issued for proceeds received in 2003	1,000,000	100	(100)	-	-	-	-
Beneficial conversion feature associated with the con-vertible line of credit	-	-	1,058,912	-	-	-	1,058,912
Options issued to employee	-	-	765,000	-	-	(765,000)	-
Amortization of deferred compensation	-	-	-	-	-	308,126	308,126
Common stock issued for cash Less exercise of options And/or warrants	247,882	25	(25)	-	-	-	-
Net loss	-	-	-	(3,593,388)	-	-	(3,593,388)

Balance at September 30, 2004	601,175,135	$60,118	$59,505,337	$(68,137,233)	$-	$(456,874)	$(9,028,652)

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 2004	601,175,135	$60,118	$59,505,337	$(68,137,233)	$-	$(456,874)	$(9,028,652)

Common stock issued for accounts payable	735,000	73	359,716	-	-	-	359,789
Common stock issued for con -version of debt and payment of accrued interest	107,819,727	10,782	22,678,054	-	-	-	22,688,836
Common stock issued in settle-ment of lawsuits	595,000	59	394,391	-	-	-	394,450
Variable accounting for repriced employee stock options	-	-	300,000	-	-	(300,000)	-
Beneficial conversion feature associated with the con-vertible line of credit	347,517	347,517
Amortization of deferred compensation	-	-	-	-	-	449,737	449,737
Common stock issued for cash Less exercise of options And/or warrants	587,364	59	(59)	-	-	-	-
Net loss	-	-	-	(11,270,478)	-		(11,270,478)

Balance at September 30, 2005	710,912,226	$71,091	$83,584,956	$(79,407,711)	$-	$(307,137)	$3,941,199

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 2005	710,912,226	$71,091	$83,584,956	$(79,407,711)	$-	$(307,137)	$3,941,199

Variable accounting for repriced employee stock options	-	-	(60,660)	-	-	-	(60,660)
Issuance of warrants for success fee	-	-	5,154,500	-	-	-	5,154,500
Issuance of options as comp-ensation to consultants	-	-	1,145,000	-	-	-	1,145,000
Common stock issued upon exercise of warrants	800,000	80	159,920	-	-	-	160,000
Amortization of deferred Compensation	-	-	(307,137)	-	-	307,137	-
Common stock issued for board compensation	4,665,000	467	1,976,081	-	-	-	1,976,548
Common stock issued for cash Less exercise of options And/or warrants	2,611,756	261	(261)	-	-	-	-
Net income	-	-	-	23,171,536	-	-	23,171,536

Balance at September 30, 2006	718,988,982	$71,899	$91,652,399	$(56,236,175)	$-	$-	$35,488,123

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 2006	718,988,982	$71,899	$91,652,399	$(56,236,175)	$-	$-	$35,488,123

Accounting for employee stock options	-	-	175,440	-	-	-	175,440
Common stock issued for cash Less exercise of options And/or warrants	2,949,568	294	(294)	-	-	-	-
Net income	-	-	-	(1,756,904)	-	-	(1,756,904)

Balance at September 30, 2007	721,938,550	$72,193	$91,827,545	$(57,993,079)	$-	$-	$33,906,659

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to September 30,
	2005	2006	2007	2007
				(Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$(11,270,478)	$23,171,536	$(1,756,904)	$(57,993,079)
Adjustments to reconcile net income (loss) to net cash used by operating activities
Depreciation, depletion and amortization expenses	6,676	9,147	21,917	1,385,930
Write-offs and abandonments	-	-	-	7,742,128
Deferred income taxes	-	(960,000)	480,000	(480,000)
Compensatory stock options	-	1,084,340	175,440	1,259,780
Gain from settlement	(252,310)	-	-	(252,310)
Gain on sale of partial interest in DRSTP concession	-	(30,102,250)	-	(30,102,250)
Amortization of beneficial conversion feature associated with convertible debt	784,348	-	-	2,793,929
Amortization of deferred Compensation	449,737	-	-	1,257,863
Common stock issued for services	-	-	-	20,897,077
Common stock issued for settlements	-	-	-	225,989
Common stock issued for officer Bonuses	-	-	-	5,015,000
Common stock issued for interest and penalties on convertible debt	-	-	-	10,631,768
Common stock issued for board compensation	-	1,976,548	-	1,976,548

Gain (loss) on extinguishment of debt	5,749,575	-	-	5,682,368
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(5,835)	(1,040,938)	893,077	(179,954)
Income tax refundable	-	-	(1,568,758)	(1,568,758)
Accounts payable and other accrued liabilities	324,454	(1,210,546)	(1,598,173)	(2,612,896)
Accrued federal income taxes	-	3,013,147	(3,013,147)	-
Accrued officers' salaries	(76,275)	-	-	-
Accounts payable, and accrued liabilities, related party	2,146,375	(1,995,236)	169,175	238,614
Accrued interest - related party	386,228	-	-	-
Accrued retirement obligation	-	-	-	485,000

Net cash used by operating activities	$(1,757,505)	$(6,054,252)	$(6,197,373)	$(33,597,253)

The accompanying notes are an integral part of these financial statements.

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to September 30,
	2005	2006	2007	2007
				(Unaudited)
Cash Flows from Investing Activities
Release of restricted cash	$3,026	$-	$-	$-
Purchase of DRSTP concession	-	-	-	(5,679,000)
Proceeds from sale of partial interest In DRSTP concession	-	45,900,000	-	45,900,000
Purchase of furniture and equipment	(27,303)	(3,124)	(71,808)	(877,200)

Net cash provided (used) by investing Activities	(24,277)	45,896,876	(71,808)	39,343,800

Cash Flows from Financing Activities:
Proceeds from warrants exercised	-	160,000	-	160,000
Proceeds from common stock, net of expenses	-	-	-	6,955,049
Proceeds from related party line of credit	2,750,000	-	-	2,750,000
Proceeds from related party debt	-	-	-	158,700
Proceeds from related party convertible debt	-	-	-	8,207,706
Proceeds from convertible debt	-	-	-	9,019,937
Proceeds from note payable to bank	-	-	-	175,000
Proceeds from shareholder loans	-	-	-	1,845,809
Collection of stock subscription receivable	-	-	-	913,300
Repayment of shareholder loans	-	-	-	(1,020,607)
Repayment of long-term debt	-	-	-	(189,508)

Net cash provided by investing activities	2,750,000	160,000	-	28,975,386

Net increase (decrease) in cash and cash equivalents	968,218	40,002,624	(6,269,181)	34,721,933

Cash and cash equivalents, beginning of period	20,272	988,490	40,991,114	-

Cash and cash equivalents, end of period	$988,490	$40,991,114	$34,721,933	$34,721,933

Supplemental Disclosure of Cash Flow Information
Cash paid for interest expense	$-	$-	$-	$-
Cash paid for income taxes	-	-	2,378,905	-

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended September 30, 2007, 2006 and 2005 and for the Period from Inception,
September 5, 1995, to September 30, 2007

Note 1 – Summary of Significant Accounting Policies

General Business and Nature of Operations

ERHC Energy Inc. is an independent oil and gas company that reports as a development stage enterprise because there are currently no significant operations and no revenue has been generated from business activities.  ERHC was formed in 1986, as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas company.  ERHC’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its primary assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome and Principe (“DRSTP”) and the Federal Republic of Nigeria (“FRN”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”).  The Company has formed relationships with upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ as further described in Note 4.  ERHC currently has no other operations.

Consolidated Financial Statements

The consolidated financial statements include the accounts of ERHC and its wholly owned subsidiary, after elimination of all significant inter-company accounts and transactions.

Use of estimates

The consolidated financial statements have been prepared in conformity with U. S. generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period for the years then ended. Actual results could differ significantly from those estimates.

Cash equivalents

ERHC considers all highly liquid short-term investments with an original maturity of three months or less, when purchased, to be cash equivalents.

Concentration of risks

ERHC primarily transacts its business with three financial institutions. From time to time the amount on deposit in either one of these institutions may exceed the $100,000 federally insured limit.  The balances are maintained in demand accounts to minimize risk.

ERHC’s current focus is to exploit its assets which are agreements with the DRSTP concerning oil and gas exploration in EEZ and with the JDA concerning oil and gas exploration in the JDZ.  ERHC has formed relationships with Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and Addax Energy Nigeria Limited ("Addax Ltd.") to assist ERHC in leveraging its interests in the EEZ and the JDZ. ERHC currently has no other operations.

Successful efforts

ERHC uses the successful efforts method of accounting for oil and gas producing activities.  Under this method, acquisition costs for proved and unproved properties are capitalized when incurred.  Exploration costs, including geological and geophysical costs, the costs of carrying and retaining unproved properties and exploratory dry hole drilling costs, are expensed.  Development costs, including the costs to drill and equip development wells, and successful exploratory drilling costs to locate proved reserves are capitalized. Exploratory drilling costs are capitalized when incurred pending the determination of whether a well has found proved reserves.  A determination of whether a well has found proved reserves is made shortly after drilling is completed. The determination is based on a process that relies on interpretations of available geologic, geophysic, and engineering data.  If a well is determined to be successful, the capitalized drilling costs will be reclassified as part of the cost of the well.  If a well is determined to be unsuccessful, the capitalized drilling costs will be charged to expense in the period the determination is made.  If an exploratory well requires a major capital expenditure before production can begin, the cost of drilling the exploratory well will continue to be carried as an asset pending determination of whether proved reserves have been found only as long as: i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made and ii) drilling of the additional exploratory wells is under way or firmly planned for the near future.  If drilling in the area is not under way or firmly planned, or if the well has not found a commercially producible quantity of reserves, the exploratory well is assumed to be impaired, and its costs are charged to expense.

In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well is not carried as an asset for more than one year following completion of drilling.  If, after that year has passed, a determination that proved reserves exist cannot be made, the well is assumed to be impaired, and its costs are charged to expense.  Its costs can, however, continue to be capitalized if sufficient quantities of reserves are discovered in the well to justify its completion as a producing well and sufficient progress is made in assessing the reserves and the well's economic and operating feasibility.

The impairment of unamortized capital costs is measured at a lease level and is reduced to fair value if it is determined that the sum of expected future net cash flows is less than the net book value. ERHC determines if impairment has occurred through either adverse changes or as a result of the annual review of all fields.

Development costs of proved oil and gas properties, including estimated dismantlement, restoration and abandonment costs and acquisition costs, are depreciated and depleted on a field basis by the units-of-production method using proved developed and proved reserves, respectively. The costs of unproved oil and gas properties are generally combined and impaired over a period that is based on the average holding period for such properties and the Company's experience of successful drilling.

Asset Retirement Obligation

ERHC’s asset retirement obligation relates to the plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas. The provisions of SFAS No. 143 require the fair value of a liability for an asset retirement obligation to be recorded and a corresponding increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized asset retirement cost is depleted over the useful life of the asset.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to the retirement obligation and the asset retirement cost. The offsetting ARO liability is recorded at fair value, and accretion expense recognized as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO asset and liability is measured using expected future cash out flows discounted at the Company’s credit adjusted risk free interest rate. These oil and gas properties were abandoned and written off during the year ended September 30, 1999 and the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Impairment of long-lived assets

ERHC evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired.  ERHC determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.  Impairments are charged to operations in the period to which events and circumstances indicate that such assets might be impaired.  ERHC has evaluated its investment in its DRSTP concession fee in light of its 2003 Option Agreement (see Note 4) and there have been no events or circumstances that would indicate that such asset might be impaired.

Income taxes

ERHC accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 - “ Accounting for Income Taxes, ” which provides for an asset and liability approach in accounting for income taxes.  Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period.  Diluted income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding, after giving effect to potentially dilutive common share equivalents outstanding during the period.  Potentially dilutive common share equivalents are not included in the computation of diluted  income (loss) per share if they are anti-dilutive.  Diluted income (loss) per common share is the same as basic for all periods presented because the effect of potentially dilutive common shares arising from outstanding stock warrants and options was anti-dilutive.  For the year ended September 30, 2006, the potentially dilutive common shares from stock options and warrants were 5,346,423.  If all convertible debt instruments, including accrued interest were to be considered, an additional 192,680 common shares for the year ended September 30, 2006 may have been dilutive depending on the results of operations. For the year ended September 30, 2007 and 2005, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Stock-based compensation

On October 1, 2005, ERHC began  recording  compensation  expense associated  with  stock  options  and  other  forms of  equity  compensation  in accordance with Statement of Financial  Accounting  Standards No. 123R, Share-Based  Payment,  as interpreted by SEC Staff Accounting  Bulletin No. 107. Prior to October 1, 2005, ERHC had accounted for stock options  according to the  provisions  of  Accounting  Principles  Board  Opinion  No. 25, Accounting  for Stock  Issued to  Employees,  and related  interpretations,  and therefore no related  compensation  expense was recorded for awards granted with no intrinsic  value.  ERHC adopted the modified  prospective  transition method   provided  for  under  SFAS No. 123R, and consequently, has  not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock options  recognized in the first quarter of Fiscal 2006  includes:  1) quarterly  amortization  related to the  remaining unvested  portion of all stock option  awards granted prior to October 1, 2005, based on the grant date fair value  estimated  in  accordance  with the original provisions of SFAS No. 123; and 2) quarterly  amortization  related to all stock option awards granted  subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for ERHC beginning the first quarter of fiscal 2008. The Company is currently assessing the potential impact that adoption of SFAS No. 157 would have on our financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement classification, accounting for interest and penalties and accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the potential impact that adoption of FIN No. 48 would have on its financial statements.

Reclassifications

During the year ended September 30, 2005, ERHC corrected a 1,222,153 understatement in the number of shares of common stock outstanding that has consistently existed for many years. The shares were issued at a time when the stock had no significant value and, accordingly, the correction of outstanding shares resulted in a $122 increase in common stock and a corresponding decrease in additional paid-in capital. All periods presented have been corrected to include these additional shares.

Certain prior year amounts have been reclassified to conform to the current year presentation

Note 2 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of September 30, 2007 and 2006:

	2007	2006

Accrued success fee	$-	$1,500,000
Accrued stock payable – success fee	4,803,750	4,803,750
Accrued settlement payable	-	175,000
Accounts payable	380,228	305,254

	$5,183,978	$6,784,004

Note 3 – Revision to Financial Statements

ERHC had revised its financial statements to report as a development stage company for the year ended September 30, 2006.  Accordingly, the statements of operations, stockholders’ equity and cash flows include inception to date amounts.  The consolidated statements of stockholders’ equity of the Company for the years ended from inception (September 5, 1995) through September 30, 1998 were audited by other auditors who are no longer members of the Public Company Accounting Oversight Board and whose reports for each of the years ended from inception (September 5, 1995) through September 30, 1998 expressed an unqualified opinion on those statements.

Note 4 - Sao Tome Concession

In April 2003, the Company and the DRSTP entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  However, ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.

(5)	No contracts have been entered into as of the date hereof.

(6)
Includes the 9% reclaimed by ERHC from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

This exercise of the Company’s rights was subject to the condition that if no license is awarded or a license is awarded and subsequently withdrawn by the JDA prior to the commencement of operations, ERHC will be entitled to receive its working interest in that block in a future license awarded for the block.

On April 28, 2005, ERHC and its then consortium partner Noble Energy International, Ltd. (“Noble”) entered into a Memorandum of Understanding with Godsonic Oil Company Limited (“Godsonic”), an independent bidder for interest in Block 4. The Memorandum of Understanding stated that if ERHC/Noble received less than a 26% bid-interest award in Block 4. Godsonic would transfer whatever Godsonic received in the Block to ERHC/Noble; on the other hand, if ERHC/Noble received more than a 26% bid-interest award in Block 4 from the JDA,. ERHC/Noble would transfer the excess over 26% to Godsonic.

In June 2005, the JDA awarded ERHC and its then consortium partner Noble a 35% bid interest in Block 4 of the JDZ, in addition to the option interest of 25% which ERHC had exercised in the Block. In October 2005, Noble withdrew from participation in Block 4 and Addax Petroleum (Nigeria Offshore 2) Limited (“Addax”) replaced Noble as ERHC’s consortium partner. By a Letter Agreement of October 24, 2005, ERHC and Addax undertook to transfer a 9% interest, out of the 35% bid interest, to Godsonic subject to Godsonic meeting financial and other conditions. In November 2005, ERHC and Addax entered into a Participation Agreement dated November 17, 2005 (the “Participation Agreement”) whereby ERHC undertook to assign a 42.3% interest (the “Assigned Interest”) in Block 4 to Addax.  Under the Participation Agreement, ERHC’s “Retained Interest” would be 17.7% in Block 4.  The Participation Agreement stated Addax’s cash payment obligations to ERHC to be $18 million, which was paid in February and March 2006.

By an Amendment made on February 23, 2006, ERHC and Addax amended the Participation Agreement so that the Assigned Interest to Addax would be changed to 33.3% while ERHC’s Retained Interest would remain at 17.7%. By another Amendment made on March 14, 2006, ERHC and Addax further amended the Participation Agreement so that the “Assigned Interest” would be 33.3% and ERHC’s “participating interest” would be 26.7%.

On March 15, 2006, an agreement to assign 9% in Block 4 to Godsonic was entered into between ERHC and Godsonic subject to Godsonic meeting stipulated financial and other conditions. By a further Amendment made on April 11, 2006 to the Participation Agreement, ERHC and Addax provisionally agreed that if Godsonic did not meet the obligations on the 9% interest to be transferred to Godsonic and was foreclosed from all claims to the 9% interest, ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  See Note 10.

In July 2007, ERHC acted on behalf of the Addax/ERHC consortium to reclaim Godsonic’s 9% share of JDZ Block 4 because Godsonic failed to meet certain obligations.  Addax claims entitlement under the existing agreements to 7.2% out of the recovered 9%, leaving 1.8% remaining with ERHC.  If finalized, this would increase ERHC’s share of JDZ Block 4 from 17.7% to 19.5%.  ERHC and Addax are amicably exchanging statements in arbitration, to resolve whether or not additional consideration is due to ERHC from Addax for the 7.2% claimed by Addax under the terms of the existing agreements. The parties are also exploring mediation as an alternative to seeing arbitration to conclusion.

Under the Participation Agreement between ERHC and Addax, as variously amended, Addax will serve as operator and pay all of ERHC’s future costs in respect of all petroleum operations in Block 4. Addax is entitled to up to 100% of ERHC’s share of cost oil and 50% of ERHC’s share of profit oil until Addax recovers ERHC’s costs.

In March 2006, ERHC sold a 28.67% participating interest in Block 2 of the JDZ to Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and a 14.33% participating interest in Block 2 of the JDZ to Addax Energy Nigeria Limited ("Addax Ltd.") leaving a 22% participating interest in Block 2 to the Company. In exchange, Sinopec paid ERHC $13.6 million and Addax Ltd. paid ERHC $6.8 million in the second quarter of fiscal 2006. Under the participation agreement among ERHC, Sinopec and Addax Ltd., Sinopec will serve as operator, and Sinopec and Addax Ltd. will pay all of ERHC's future costs in respect of petroleum operations in Block 2. Sinopec and Addax Ltd. are entitled to 100% of ERHC's allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until they recover ERHC's costs and Sinopec is to receive 6% interest on its future costs, up to $35 million, but only to the extent that those costs are covered by production.

ERHC sold various participating interests in Blocks 2, 3 and 4 (as noted above) during 2006 for total cash proceeds of $45,900,000.  Following is an analysis of the sale of the participating interests in blocks 2, 3 and 4.

	Cost Basis	Cash Proceeds	Success Fees (1)	Gain Loss

Block 2	$946,500	$20,400,000	$12,958,250	$6,495,250

Block 3	946,500	7,500,000	-	6,553,500

Block 4	946,500	18,000,000	-	17,053,500

Total	$2,839,500	$45,900,000	$12,958,250	$30,102,250

(1) See Note 5

ERHC’s goal is to enter into agreements to exploit its interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

Note 5 - DRSTP Success Fee

ERHC agreed to pay a $3 million cash success fee ($1.5 million was paid in March 2006 and the remaining $1.5 million was paid in March 2007) to Feltang International Inc., a British Virgin Island company that was responsible for obtaining Sinopec’s participation in Block 2.  ERHC also will issue to Feltang 5,250,000 shares of common stock and warrants to purchase 6,500,000 shares at an exercise price of $0.355 per share.  The common stock was valued at $4,803,750 (included in accounts payable at September 30, 2007 and 2006) based on the quoted market value of the common stock on the date Sinopec signed the production sharing agreement. The warrants were valued at $5,154,500 based on a valuation using the Black-Scholes Option Pricing Model and the following assumptions; market price of $0.915, strike price of $0.355, volatility of 115%, interest rate of 4.42%, dividend yield of 0% and expected life of 4 years.

Upon sale of the participation interests, ERHC removed the entire cost of the related blocks due to the uncertainty surrounding their unproved interests.

Note 6 - Convertible Debt

At September 30, 2007 and 2006, ERHC had $33,513 of nonaffiliated convertible debt and $6,876 accrued but unpaid interest outstanding.  At September 30, 2007 and 2006, this note was in default and ERHC was unable to locate the investor.  If the outstanding convertible debt were converted using the conversion price of $0.20 per share, ERHC would be required to issue 201,945 shares of common stock based on an outstanding principal amount of $33,513 and accrued interest of $6,876.

Note 7 - Income Taxes

At September 30, 2007, ERHC had a consolidated net operating loss carry-forward (“NOL”) of approximately $2.7 million.

The composition of deferred tax assets and the related tax effects at September 30, 2007 and September 30, 2006 are as follows:

	2007	2006

Net operating losses	$931,241	$3,410,000
Accrual for asset retirement	164,900	164,900

Total deferred tax assets	1,096,141	3,574,900
Valuation allowance	(616,141)	(2,614,900)

Net deferred tax asset	$480,000	$960,000

The $480,000 deferred tax asset represents the minimum NOL carryback claim from losses in the next year against the year ended September 30, 2006 taxable income should no income be produced in future years.

The difference between the income tax benefit (provision) in the accompanying statement of operations and the amount that would result if the U.S. federal statutory rate of 34% were applied to pre-tax income (loss) for years ended September 30, 2007, 2006 and 2005, is as follows:

	Years Ended September 30,
	2007	2006	2005

Income tax benefit (provision) at federal statutory rate	$1,183,167	$(8,579,742)	$3,831,962
Gain on sale of assets	-	59,243	-
Change in valuation allowance	1,998,759	19,179,493	340,989
Expiration and adjustment of NOL’s	(1,364,518)	(12,266,000)	(1,022,244)
Director’s stock compensation	(30,090)	(44,896)	(627,130)
Consultants stock option expense	(59,650)	(368,676)	-
Accrued interest not paid	-	-	(390,064)
Amortization of deferred compensation	-	-	(152,910)
Loss on extinguishment of debt	-	-	(1,954,856)
State income tax	-	(9,853)	-
Penalties	(3,621)	(31,771)	-
Other	(1,047)	(798)	(25,747)

Income tax benefit (provision)	$1,723,000	$(2,063,000)	$-

Note 8 - Shareholders’ Equity

Common Stock Issued Upon Exercise of Warrants

During 2007, 5,625,000 warrants were exercised on a cashless basis for 2,949,587 shares of common stock.

During 2006, 3,750,000 warrants were exercised on a cashless basis for 2,611,756 shares of common stock. Also during 2006, 800,000 warrants were exercised at $0.20 per share. ERHC received $160,000.

During 2005, 3,375,000 warrants were exercised on a cashless basis for 587,364 shares of common stock.

Common Stock Issued For Settlement of Accounts Payable

In 2005 and prior years, ERHC issued shares of common stock for settlement of outstanding accounts payable to various creditors. During the year ended September 30, 2005, ERHC issued 735,000 shares of common stock with an aggregate value of $359,789 for payment of accounts payable balances.

Common Stock Issued For Services

During the years ended September 30, 2007, 2006 and 2005, ERHC issued 4,965,000 shares of common stock for payment of director services as follows:  (i) 300,000 shares for 2007 services rendered (these shares were not yet issued by the Company as of the year end and fair value of $88,500 has been accrued in accounts payable and accrued liabilities, related parties); (ii) 325,000 shares for 2006 services rendered (these shares had a fair value of $132,048); (iii) 340,000 shares for 2005 services (these shares had a fair value of $144,500); and (iv) 4,000,000 rendered to the chairman of the board for his long-term history of services to ERHC (these shares had a fair value of $1,700,000).

Common Stock Issued For Conversion of Debt and Payment of Accrued Interest

ERHC has issued shares of common stock for the conversion of convertible debt notes and accrued interest on convertible debt notes.  During the year ended September 30, 2005, non-affiliated note holders converted $1,677,371 of convertible debt and accrued interest into 8,387,062 shares of common stock.  The conversion price was $0.20 per share.  ERHC issued Chrome Energy, an entity controlled by the majority shareholder 14,023,352 shares of common stock, 12,465,202 issued immediately, 623,260 shares issued on the advance of $1,000,000 and the remaining 934,890 shares upon receipt of an additional $1,500,000 available under the working capital line.  In addition, ERHC issued 12,308,359 shares of common stock to satisfy current interest accrued but not paid of $2,461,712.  The shares of common stock to Chrome for entering into the debt restructuring had a fair value of $5,749,575 and have been recorded as a loss on extinguishment of debt in the September 2005 statement of operations.

During the year ended September 30, 2005, ERHC issued 73,100,954 shares of common stock to Chrome for conversion of all of its debt representing $12,634,084 of principal and $158,583 of accrued interest.

During the year ended September 30, 2007 and 2006 there were no shares issued for the conversion of convertible debt.

Common Stock Issued for Settlement of Lawsuits

During the year ended September 30, 2005, ERHC issued 595,000 shares of common stock to settle its lawsuits. The shares issued  had a fair value of $394,450.

Stock Options Issued and Re-Priced

On January 1, 2005, ERHC issued options to purchase a total of 1,750,000 shares of common stock, upon completion of a full year of service to three consultants as part of their initial compensation packages.  These options have an exercise price of $0.20 per share and vested on December 31, 2005.  Fair value of $816,550 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the year ended September 30, 2006, include (1) 4.57% discount rate, (2) warrant life is the expected remaining life of the options as of each year end, (3) expected volatility of 115%, and (4) zero expected dividends. These options were exercised, on a cashless basis, during the year ended September 30, 2006, for a total of 1,339,030 shares.

During the year ended September 30, 2005, ERHC modified the exercise price of 3,000,000 options granted to one employee from $0.30 per share to $0.20 per share, which made those options subject to variable plan accounting.  Under variable plan accounting, compensation expense is adjusted for increases or decreases in the fair market value of ERHC’s common stock to the extent that the market value exceeds the new exercise price of the option.  Variable plan accounting is applied to the re-priced options until the options are exercised, forfeited, or expire unexercised.  For the year ended September 30, 2005, ERHC incurred additional expense of $194,737 as a result of an upward change in the fair market value on the underlying common stock.  In January 2006, 1,000,000 of these options were cancelled upon the resignation of the employee and a reduction to expense of $60,660 was recognized in fiscal 2006.  The remaining 2,000,000 options were exercised, on a cashless basis, in June 2006 and 1,272,727 shares were issued.

During the year ended September 30, 2007, the Company issued 1,000,000 options to purchase common stock of the Company to an employee. These options are for a term of three years, have an exercise price of $0.43 and vest over one year. Fair value of $223,900 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the year ended September 30, 2007, include (1) 4.90% discount rate, (2) warrant life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007.

Warrants/Options

Information regarding warrants/options and their respective changes as of and for the fiscal years ended September 30, 2007, 2006 and 2005 are as follows:

	Warrants						Options
	2007		2006		2005		2007	2006		2005

Outstanding, beginning of year		20,866,940		15,166,940		16,166,940	-		3,000,000	3,000,000
Granted		-		6,500,000		-	1,000,000		-	-
Exercised	(a)	(5,625,000)	(b)	(800,000)	(c)	(1,000,000)	-	(d)	(2,000,000)	-
Expired/cancelled		(1,840,000)		-		-	-		(1,000,000)	-

Outstanding, end of year		13,401,940		20,866,940		15,166,940	1,000,000		-	3,000,000

Exercisable		13,401,940		20,866,940		15,166,940	-		-	2,000,000

(a) During 2007, 5,625,000 warrants were exercised on a cashless basis for 2,949,587 shares of common stock.
(b) During 2006, 800,000 warrants were exercised  at $0.20 per share and proceeds of $160,000 were received.
(c) During 2005, 1,000,000 warrants were exercised on a cashless basis for 587,364 shares of common stock.
(d) During 2006, 2,000,000 options were exercised on a cashless basis for 1,272,727 shares of common stock.

The weighted average option and warrant exercise price information as of and for the fiscal years ended September 30, 2007, 2006 and 2005 is as follows:

	Warrants			Options
	2007	2006	2005	2007	2006	2005

Outstanding, beginning of year	$0.37	$0.37	$0.36	$-	$-	$0.30
Granted	-	0.36	-	-	-	-
Exercised	0.20	0.20	0.20	-	-	-
Expired/cancelled	(0.50)	-	-	-	-	-

Outstanding, end of year	$0.43	$0.37	$0.37	$-	$-	$0.30

Exercisable	$0.43	$0.37	$0.37	$-	$-	$0.30

Significant warrant groups outstanding at September 30, 2007, and related weighted average exercise price, exercise price range and weighted average remaining contractual life information are as follows:

Grant Grouping	Warrants Outstanding	Weighted Average Exercise Price	Exercise Price Range	Weighted Average Contractual Years

Chrome	2,500,000	$0.25	$0.25	1.27
Common stock purchase	9,731,940	0.41	0.20-0.55	1.13
S-1/S-3 contingent	1,050,000	0.75	0.75	(a)
Other	120,000	3.00	3.00	1.25

(a)These warrants expire 14 months after ERHC files an effective S-1 or S-3 registration statement.

Note 9 - Commitments and Contingencies

Legal Proceedings

DOJ, SEC and U.S. Senate Committee Subpoenas.  On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Săo Tomé and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

On July 5, 2007, U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to all subpoenas.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flows.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claims entitlement under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC.  The parties are currently in arbitration to determine whether additional consideration is payable to ERHC under the existing agreements for the 7.2% claimed by Addax.  If Addax’s claims are successful, ERHC’s share of JDZ Block 4 will increase from 17.7% to 19.5% and Addax’s share of the JDZ Block 4 will increase from 33.3% to 40.5% for no additional consideration paid to ERHC.  The parties are also exploring mediation as a potential alternative to arbitration.

Lakeshore Arbitration.  In October 2006, Lakeshore Capital Limited (“Lakeshore”) filed an arbitration claim against ERHC seeking $4,400,000 for the alleged value of 4,500,000 shares of ERHC common stock and for a warrant to purchase 1,500,000 shares at an exercise price of $.20 per share, including interest and costs, as compensation for financial consultancy and related services rendered under a contract with ERHC dated May 20, 2002 and mediation conducted by the American Arbitration Association which resulted in the payment of $250,000 to Lakeshore.  Pursuant to the Settlement Agreement dated May 16, 2007, the arbitration was discontinued with prejudice.

Godsonic Negotiations.  In July 2007, ERHC and Godsonic commenced negotiations over relinquishment by Godsonic of any claims by Godsonic to entitlement to a 9% from the ERHC/Addax bid interest in JDZ Block 4. The parties reached a settlement in August 2007 which resulted in Godsonic’s relinquishment of all claims to the 9% interest in Block 4.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

Employment and Consulting Agreements

At September 30, 2004, ERHC had accrued salaries of $723,035, owed to former officers. The amounts and rights claimed by these officers were subject to lawsuits in which ERHC negotiated final settlements in 2005. During 2005, ERHC paid $76,275 and issued 595,000 shares of common stock valued at $394,450 to fully settle these claims and recognized a $252,310 gain in connection with the settlement.

In December 2006, ERHC hired an employee who receives a monthly salary and may receive options for a total of 1,000,000 shares of common stock upon completing one full year of service and attaining management set performance targets.  These options have a cashless exercise provision.

From August 1, 2004 until January 20, 2006, Ali Memon was ERHC’s President and Chief Executive Officer.  Mr. Memon had a three-year employment agreement that originally included a base salary of $150,000 per year. On January 20, 2006, by mutual agreement with the Board of Directors, Ali Memon resigned both positions.   Under Mr. Memon’s employment agreement, ERHC expensed the remaining net salary to be paid with the final payment made in August 2007.

On January 21, 2006, the Board of Directors appointed Walter Brandhuber as Director and Chief Executive Officer. On March 20, 2006, the Board of Directors appointed Franklin Ihekwoaba as Director and Vice President Finance.  On July 24, 2006, both resigned by mutual agreement with the Board of Directors.  The Board of Directors appointed Board Member Nicolae Luca as Interim Chief Executive Officer until a successor is named. Mr. Luca had served as a Non-Executive Director from February 2001.  Mr. Luca currently receives no cash compensation but is reimbursed for related travel and business expenses.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 500,000 shares of common stock upon a full year of service.  The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in April 2006, on a cashless basis, for 388,889 shares.  Either party may terminate this consulting agreement with 30 days notice.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 500,000 shares of common stock upon a full year of service.    The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in March 2006, on a cashless basis, for 387,640 shares.  This agreement was terminated in March 2006.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 750,000 shares of common stock upon a full year of service.  The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in February 2006, on a cashless basis, for 562,500 shares.  This agreement was terminated on January 1, 2006.

During May 2003, ERHC hired an individual for general consulting services, including transaction support and evaluation of geological and seismic data.  The agreement has been revised several times.  The most recent revision became effective on April 1, 2006 and terminated on September 30, 2006.  The consultant’s compensation was $2,000 per month revised from $10,000 per month effective April 2005.  During the years ended September 30, 2006 and 2005 total expense incurred under this consulting agreement was $26,500 and $84,970, respectively.

Operating Lease

ERHC leases office space at 5444 Westheimer Road, Houston, Texas.  The lease for office space expires December 2011.  The monthly base rent payment is $8,920 for approximately 5,200 square feet.  During the years ended September 30, 2007, 2006 and 2005, ERHC incurred lease expense of $107,124, $43,992 and $31,697, respectively.  The future remaining annual lease payments under this lease are as follows:

Year Ending September 30,	Amount

2008	$107,040
2009	107,040
2010	107,040
2011	107,040
2012	26,760

Note 10 – Related Party Transaction

Mr. Emeka Offor resigned, effective August 12, 2007, as the Company’s non-executive Chairman of the Board.  As of September 30, 2007, Mr. Offor, through Chrome Oil Services, Ltd. (“Chrome”) and Chrome Energy, LLC (“Chrome Energy”), beneficially owns approximately 43% of the common stock of the Company.  He has been compensated as a director of the Company as follows:

Year	Cash Compensation	Common Stock Issuances	Value of Common Stock Issuances	Total Compensation
2007	$38,100	60,000	$17,700	$55,800
2006	$48,900	60,000	$24,378	$73,278
2005	$33,300	4,085,000	$1,736,125	$1,769,425

As of September 30, 2007, the Company owes Chrome Energy, an entity controlled by Mr.Offor, $62,314.

Note 11 – Supplemental Disclosure of Cash Flows Information

Following is an analysis of non-cash operating and financing activities and non-cash investing and financing activities for the years ended September 30, 2007, 2006 and 2005.

	2007	2006	2005

Non-cash operating and financing activities:
Stock issued in exchange for:
Accounts payable and accrued liabilities	$-	$-	$359,790
Accrued salaries	-	-	394,450
Accrued interest	-	-	84,852
Accrued interest, related party	-	-	2,620,295

Non-cash investing and financing activities:
Stock issued for conversion of non-related party debt to equity	-	-	1,592,521
Beneficial conversion feature associated with convertible debt	-	-	347,517
Exchange of convertible and non convertible Debt, related party	-	-	10,134,084
Stock issued for conversion of related party Debt to equity	-	-	12,634,084

Note 12 - Quarterly Financial Information (Unaudited)

	For the Year Ended September 30, 2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$1,334,313	$1,181,541	$1,083,539	$1,377,372
Interest expense	461	461	461	460
Other income	543,632	540,495	457,541	457,036
Gain (loss) on settlements	-	-	(500,000)	-
Benefit (provision) for income tax	269,000	197,000	539,241	717,759
Net income (loss) attributable to common Stockholders	(522,142)	(444,507)	(587,218)	(203,037)
Basic and diluted earnings per share	$-	$-	$-	$-

	For the Year Ended September 30, 2006
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$1,232,792	$1,727,524	$1,459,282	$1,569,158
Gain on sale of partial interest in DRSTP concession fee	$	30,102,250	-	-
Interest expense	461	461	461	716
Other income	4,269	27,399	583,269	508,204
Benefit (provision) for income tax	-	(2,340,000)	300,000	(23,000)
Net loss attributable to common stockholders	(1,228,984)	26,061,664	(621,474)	(1,039,670)
Basic and diluted earnings per share	$-	$0.04	$-	$-

	For the Year Ended September 30, 2005
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$643,235	$980,821	$233,704	$2,794,699
Interest expense	1,045,775	100,551	461	461
Other income	-	260,013	10,537	8,254
Loss on extinguishments of debt	5,749,575	-	-	-
Net loss attributable to common stockholders	(7,438,585)	(821,359)	(223,628)	(2,786,906)
Basic and diluted earnings per share	$(0.01)	$-	$-	$-

The sum of the individual quarterly basic and diluted loss per share amounts may not agree with year-to-date basis and diluted loss per share amounts as a result of each period’s computation being based on the weighted average number of common shares outstanding during that period.

Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A.  Controls and Procedures

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to ERHC Energy, including its consolidated subsidiaries, is made known to the officers who certify ERHC’s financial reports and to other members of senior management and the Board of Directors.

Based on management’s evaluation (with the participation of our principal executive officer and principal financial officer) as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

ERHC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use, or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, which was completed on November 30, 2007, management concluded that the company’s internal control over financial reporting was effective as of September 30, 2008

The effectiveness of ERHC’s internal control over financial reporting as of September 30,  2007 has been audited by Malone & Bailey PC,  an independent registered public accounting firm who audited ERHC’s consolidated financial statements as of and for the year ended September 30,  2007, as stated in their report, which is included under “Item 8. Financial Statements and Supplementary Data.”

Changes in Internal Control Over Financial Reporting

There was no change in ERHC’s internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, ERHC’s internal control over financial reporting.

Item 9B.  Other Information

None.

PART III

Item 10.  Directors and Executive Officers of the Registrant; and Corporate Governance

The following are Directors and Executive Officers of the Company as of November 30, 2007 (1):

Name	Age	Position

Nicolae Luca	48	Interim Chief Executive Officer, and Director
Howard Jeter	60	Director
Andrew Uzoigwe	65	Director
Clement Nwizubo	55	Director
Peter C. Ntephe	41	Corporate Secretary

(1) Sir Emeka Offor served as the non-executive Chairman of the Board and Directors of ERHC from February 2001 but resigned effective August 12, 2007.

Nicolae Luca has served as Interim Chief Executive Officer since July 2006 and has served as a Director since February 2001.  For over five years Mr. Luca also served as the Technical Director for the Nigeria-incorporated entity Chrome Oil Services Limited, (a separate and distinct entity from the Bahamas-incorporated Chrome Oil Services Limited which is the Company’s controlling shareholder).  Mr. Luca has a Bachelor of Science in Mechanical Engineering.

Ambassador (rtd.) Howard F. Jeter has served as a director since April 2005. Ambassador Jeter is a former US State Department Career Minister, is the President and CEO of the Leo H. Sullivan Foundation. For the past two years, he has served as Executive Vice President of GoodWorks International, LLC, an international consulting firm focused on business facilitation and investment promotion for Africa and the Caribbean. A former career diplomat, Ambassador Jeter served for 27 years in the American Foreign Service and retired from the State Department with the rank of career Minister.  Ambassador Jeter was U.S. Ambassador to Nigeria and to the Republic of Botswana, and also served as Deputy Assistant Secretary of State for African Affairs, Director of West African Affairs, and Special Presidential Envoy to Liberia. Other diplomatic postings included Namibia, Lesotho, Tanzania, and Mozambique. Ambassador Jeter holds a BA Degree in Political Science from Morehouse College, a MA in International Relations and Comparative Politics from Columbia University, and a MA in African Studies from UCLA. He is a member of Phi Beta Kappa, the American Foreign Service Association, and the Council on Foreign Relations. Ambassador Jeter is currently Chairman of the U.S. Export-Import Bank’s Advisory Committee on Africa and a member of the Board of Directors of Africare and Africa Action respectively.  Ambassador Jeter has received numerous awards and recognitions for his work and service, including a Presidential Meritorious Award, State Department Superior Honor Awards, Senior Foreign Service Performance Awards, the Rainbow/Push Coalition International Peace and Justice Award, and the prestigious Bennie Trailblazer Award from Morehouse College.

Andrew Uzoigwe has served as a Director since April 2005.  Dr. Uzoigwe started his career with Dow Chemical Company where he held various senior positions in its Walnut Creek Research Center and in its Specialty Chemicals Facility in Pittsburgh, California. He joined the Nigerian National Petroleum Corporation (NNPC) in 1981. During his tenure at NNPC, Dr. Uzoigwe held several senior technical and management positions including Chief Engineer and Project Coordinator (Petrochemicals), Group General Manager (R&D Division), Managing Director of NNPC’s Refining and Petrochemicals subsidiaries. In 1999 he was appointed the Group Executive Director (Exploration & Production) a position he held until he retired from NNPC in 2002. Dr. Uzoigwe has also served in the Governing Boards of Raw Material Research and Development Council, National Management Agency. He has traveled extensively on numerous professional and official assignments on behalf of NNPC and the Nigerian Government. Dr. Uzoigwe is a Registered Professional Mechanical Engineer and a Registered Professional Chemical Engineer in the State of California. He is a fellow of the Nigerian Society of Chemical Engineers and a Fellow of the Polymer Institute of Nigeria. He has BSc (Mechanical Engineering) and Master of Business Administration Degree from University of California at Berkley. He also holds Msc and PhD Degrees in Petroleum and Chemical Engineering from Stanford University California.

Clement Nwizubo has served as Director and Audit Committee Chairman since March 2006.  Mr. Nwizubo is currently President of Clement E. Nwizubo, CPA, PC, a New-York based accounting and management consulting firm, which he founded in 1987.  From 1985 to 1987, he was the Manager of Accounting and Financial Reporting at Primerica Corporation. From 1983 to 1985 he was the Audit Manager of Watson Rice and Company.  Between 1980 and 1983 he worked as a Senior Accountant with Stewart Benjamin and Brown.   Mr. Nwizubo is a Certified Public Accountant, and member of America Institute of Certified Public Accountants (AICPA). He received his BS in Accounting and Business Administration in 1977 from Oneonta State College and an MBA in 1980 from Fordham University.

Peter C. Ntephe has served as Secretary since February 2001.  From 1987 to 1992, Mr. Ntephe worked with Serena David Dokubo and Company, rising to the Head of the Corporate Legal Services Department.  From 1992 to 1999, he was a partner in the law firm of NSW Law and oversaw the firm’s provision of company secretarial services to corporate clients.  From 1999 to 2001, he was Chief Legislative Aide to the Chairman of the Senate Committee for Judiciary and Legal Matters, National Assembly of Nigeria.  Mr. Ntephe has a Bachelors’ and two Masters Degrees in law, the second Masters being a specialization in regulatory issues from the University of London.  He also has a Master of Science degree from the University of Oxford.  Since 2005, Mr. Ntephe has taught Business Law as part of adjunct faculty in the Business School of the American Intercontinental University, London.

All Officers serve at the discretion of the Board of Directors.  There are no family relationships between or among any Executive Officers and Directors.  There are no arrangements or understandings between any Executive Officer or Director and any other person pursuant to which he was or is to be selected as an Executive Officer or Director.

Compensation of Directors

The Company's Directors’ compensation program is designed to enhance the Company's ability to attract and retain highly qualified Directors and to align their interests with the long-term interests of the Company's shareholders. The program consists of both a cash component, designed to compensate independent Directors for their service on the Board and its Committees, and an equity component, designed to align the interests of independent Directors and shareholders.

The number of stock awards granted to each director was determined by reference to the awards in an equal amount that would yield thirty to fifty percent of total compensation of each director. The Company believes that stock awards will be included as a component of director compensation in future years in total share value similar to awards in fiscal 2007. Stock awards to directors are restricted shares under Rule 144 of the Securities Act of 1933, but they include no conditions for vesting.
Cash Compensation - During 2007, the basic annual cash retainer paid to each Director (other than the Board Chairman) was $16,000.  The Board Chairman was paid a basic annual cash retainer of $38,000.  In addition, each Board member is paid a meeting fee of $1,500 per Board meeting attended.

The Chairman of the Audit Committee is paid an annual retainer of $7,500.  The Chairman of the Compensation Committee is paid an annual retainer of $4,250.  The Chairman of the Governance and Nominating Committee is paid an annual retainer of $4,250.  Each member of the Audit Committee is paid an annual retainer of $2,500.  Each member of the Compensation Committee is paid an annual retainer of $2,000.  Each member of the Governance and Nominating Committee is paid an annual retainer of $2,000.  In addition, each Chairman and member of a Committee is paid a meeting fee of $750 per Committee meeting attended.

The following table sets forth information concerning total director compensation during the 2007 fiscal year for each non-employee director:

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Name	($)	($)(1)	($)(2)	($)	($)	($)	($)

Sir Emeka Offor	38,100	17,700	--	--	--	--	55,800
Nicolae Luca	17,500	17,700	--	--	--	--	35,200
Howard Jeter	39,000	17,700	--	--	--	--	56,700
Andrew Uzoigwe	36,750	17,700	--	--	--	--	54,450
Clement Nwizubo	39,500	17,700	--	--	--	--	57,200

(1)
The amounts included in the “Stock Awards” column represent the compensation cost recognized by the Company in 2007 related to non-option awards to directors, computed in accordance with Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R). As of September 30, 2007, no non-employee directors had any aggregate outstanding deferred shares. .  The numer of shares underlying stock awards to directors during fiscal 2007 were as follows: Sir Emeka Offor – 60,000 shares, Nicolae Luca – 60,000 shares, Howard Jeter – 60,000 shares, Andrew Uzoigwe – 60,000 shares and Clement Nwizubo – 60,000 shares.  The disclosure relates solely to grants of restricted stock (Under Rule 144) in 2007.

(2)
The amounts included in the “Option Awards” column represent the compensation cost recognized by the Company in related to stock option awards to directors, computed in accordance with SFAS No. 123(R). There were no stock option awards to directors in 2007.

No table of the grant date fair value of stock option and deferred share awards made to each non-employee director has been included because no stock option or deferred share awards occurred during 2007.

It is expected that the directors will receive compensation in fiscal 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s Directors and Executive Officers, and persons who own beneficially more than ten percent (10%) of the common stock, to file reports of ownership and changes of ownership with the Securities and Exchange Commission.  Copies of all filed reports are required to be furnished to us.  Based solely on the reports received and the representations of the reporting person, the Company believes that these persons have complied with all applicable filing requirements during the fiscal year ended September 30, 2007.

Corporate Governance

The Board of Directors has adopted a Code of Ethics to govern the conduct of all of the Officers, Directors and employees of the Company.  In addition, the Board has adopted Charters for its Governance and Nominating Committee, Audit Committee and Compensation Committee.  The Code of Ethics and Committee Charters, along with ERHC’s FCPA Policy and Whistleblower Protection Policy, can be accessed on the Company’s website at  www.erhc.com ..

Director Independence

The Company’s Board of Directors is required to have a majority of independent directors and has adopted director independence guidelines based upon and as defined in the NASDAQ listing standards. The Company is not listed on NASDAQ nor is the Company subject to the rules of NASDAQ but applies the rules established by NASDAQ to establish director independence.  The Company’s Board of Directors periodically analyzes the independence of each director and has determined that the following directors meet the standards of independence under our Corporate Governance Guidelines and director independence guidelines, including that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment: Messrs. Nwizubo, Jeter and Uzoigwe. No Director is deemed independent unless the Board affirmatively established his/her independence.

Audit Committee

The Company’s Audit Committee is constituted of Messrs. Nwizubo (Chairman), Jeter and Uzoigwe.  The ultimate responsibility for good corporate governance rests with the Board, whose primary role is oversight, counseling and direction to the Company's management in the best long-term interests of the Company and its stockholders. The Audit Committee, in accordance with its charter, has been established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company's annual financial statements. As described more fully in its charter, the purpose of the Audit Committee is to assist the Board in its general oversight of the Company's financial reporting, internal controls and audit functions.  Management is responsible for the preparation, presentation and integrity of the Company's financial statements; establishing and applying accounting and financial reporting principles; designing and implementing systems of internal controls; and establishing procedures designed to reasonably assure compliance with accounting standards, applicable laws and regulations. The Company's independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards. In accordance with law, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent auditors. The Audit Committee has the authority to engage its own outside advisers, including experts in particular areas of accounting, as it determines appropriate, apart from counsel or advisers hired by management. All of the members of the Audit Committee meet the independence and experience requirements of the SEC. The Board of Directors has determined that Mr. Nwizubo qualifies as an “Audit Committee Financial Expert” as defined by the SEC.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are “independent” under applicable rules. The Audit Committee serves a Board-level oversight role, in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors, and the experience of the Audit Committee's members in business, financial and accounting matters. Stockholders should understand that the designation of “an Audit Committee Financial Expert” is an SEC disclosure requirement related to Mr. Nwizubo’s experience and understanding with respect to certain accounting and auditing matters.  The designation does not impose on Mr. Nwizubo’s any duties, obligations or liability greater than generally imposed on them as members of the Audit Committee and the Board, and this designation as an Audit Committee Financial Expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

Item 11.  Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, as well as considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Overview

ERHC’s current business activity is to exploit its assets, which are rights to working interests in exploration acreage in the JDZ between the DRSTP and the FRN and in the EEZ.  Our current business plan is based on attracting and retaining a limited group of highly qualified The development of businesses has led to challenges in attracting and retaining key a significant increase in our employee population. We had 2 employees in 2006 and 4 employees as of September 30, 2007.

At this time in our development, it is critical to retain and motivate our current employees, as well as attract new talented personnel to the Company, in order to continue to work on the implementation of our business plan. We offer a competitive compensation and benefits package to enable us to recruit new employees and retain our current employees. The same benefits are generally available to each of our employees regardless of position.

Compensation Philosophy and Objectives

Our executive compensation program and objectives are based on our need to attract and retain executives with the talent and experience necessary for ERHC to achieve its goal of fully developing its assets. We compete with other large energy companies that have substantially greater resources and enterprise stability than we have and, therefore, we believe that we must provide a total compensation package that our compensation committee believes is competitive in our market place to attract and retain the required executive personnel. In determining a total compensation package, we do not rely on benchmarking to determine total compensation or any material element of compensation. Because we are a developing company, we sometimes use a combination of equity and cash as a compensation incentive. Our compensation and benefits include:

•	a base salary rate typically targeted at a level that is competitive in our market as determined by the Compensation Committee,
•	other equity awards, including equity grants to new hires to attract talented personnel and occasional grants of options/restricted shares to retain our talented employees, and
•	a comprehensive benefits package.

Since 2004, the equity portion of annual incentives has been paid primarily in options for shares of the  Company common stock. The incentive options are  generally exercisable for  shares of the Company’s common stock based on the closing price of the Company’s common stock on the date of grant.

Compensation Consultant

Each year, the Compensation Committee, working with independent compensation experts, evaluates the compensation earned by executive officers to assess if it is reasonable and adequate to retain the services of those executive officers and recommends to the Board of Directors appropriate compensation for the Named Executive Officers.  The Board reviews such recommendations and then adopts compensation for the upcoming year.  As the Company grows, it intends to explore more complex procedures for evaluating and fixing compensation for its executive officers.

Role of Compensation Committee and Executive Officers in Compensation Decisions

The Compensation Committee has the responsibility to review and approve annual compensation, including the competitiveness of the total compensation package, for the Chief Executive Officer, the Technical Vice President and the Chief Financial Officer (collectively, the “Executive Officers”). The Compensation Committee endeavors to provide a compensation package for the Executive Officers that they believe is reasonable and competitive. Generally, the components of compensation provided to our Executive Officers are similar to those provided to our general employee population.

Base salaries, annual incentives and other equity awards for the Executive Officers are customarily proposed to the Compensation Committee by the Chief Executive Officer. The Compensation Committee makes the final determination as to base salaries, annual incentives and equity awards for each of the Executive Officers based on Company performance and executive performance and their understanding of the employment market.

2007 Executive Compensation

Base Salaries

Base salaries for our Executive Officers and other employees are designed to be comparable to like positions in the marketplace from where we recruit. These competitive salaries are proposed by the Compensation Committee based on their familiarity with the current market for employees with similar qualifications.

Equity Awards

Overview

We may grant restricted stock, stock options and other equity-based awards to employees, consultants and non-employee directors under our 2004 Plan. As previously mentioned, our annual grants of equity awards are tied to the achievement of our annual performance objectives. Equity awards are also used for new hire incentives. We do not have a formal policy for the timing of granting equity awards but do not time equity awards to increase the economic value of the award to plan participants.

The Board has authorized the Compensation Committee to act on behalf of the Board in granting equity-based awards, including restricted stock and stock options, to eligible employees and consultants (other than Executive Officers).

We do not currently intend to grant stock options except under limited circumstances, including stock options granted to a director upon his or her initial election to the Board. Under the provisions of the 2004 Plan, stock options cannot be granted at an exercise price of less than the closing price of a share of the Company’s common stock as reported on NASDAQ on the date of grant of such stock options. All equity grants to Executive Officers must be approved by the Compensation Committee or a subcommittee thereof. Stock options granted to members of the Board must be approved by the Compensation Committee.

Retention Plan

In 2007, the Compensation Committee granted stock options to an Executive Officer in an effort to provide an employment incentive and encourage retention through this crucial stage in our operations. The options vest upon completion of one year of service from the grant date. The exercise price of each of the grants was set at the closing price of the Company’s common stock on the date of grant. The Technical Vice President’s grant consisted of 1,000,000 stock options with an exercise price of $0.43. The closing price of the Company’s common stock on December 18, 2007, the date of this grant, was $0.43.

Perquisites

Perquisites are not provided to our officers.

Benefits

We provide the same level of benefits to all of our employees and Executive Officers.

Accounting and Tax Implications

Our 2004 Plan is designed to grant stock awards that are performance-based compensation expense that is fully deductible for federal income tax purposes.. When the awards vest or are otherwise includible in the taxable compensation of the affected executives, we may not be able to recognize current or future tax benefits that may otherwise be available to the Company related to such awards. We began expensing equity awards in 2006 in accordance with FAS 123(R). In general, the accounting rules did not impact the types of equity awards granted to plan participants.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

THE COMPENSATION COMMITTEE

Dr. Andrew Uzoigwe-Chairman
Clement Nwizubo
Ambassador Howard Jeter

SUMMARY COMPENSATION TABLE

The following table sets forth the aggregate compensation awarded to, earned by or paid to the Company’s named executive officers for 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2)	All Other Compensation ($)	Total ($)
Nicolae Luca
Interim Chief
Executive	2007	---	—	---	—	—	—	—	---
Officer	2006	---	---	---	---	--	--	--	---
James Ledbetter
Technical Vice	2007	191,083	—	—	175,440	—	—	—	366,523
President	2006	---	--	---	---	---	---	---	---
Walter Brandhuber
Former Chief
Executive	2007	---	—	—	—	—	—	—	---
Officer	2006	125,000	--	---	---	---	---	---	125,000
Ali Memon
Former Chief
Executive	2007	---	—	—	—	—	—	—	---
Officer (3)	2006	58,333	--	---	---	---	---	---	58,333
Sylvan Odobulu	2007	111,018	—	—	—	—	—	—	111,018
Controller	2006	9,000	--	---	---	---	---	---	9,000

(1)
In connection with service rendered as a member of our board of directors, Mr. Luca was issued 60,000 shares in each of the years ended September 30, 2007 and 2006. These shares were valued at $17,700 and $24,378 for the years ended September 30, 2007 and 2006, respectively. These values reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal years ended September 30, 2007 and 2006, in accordance with FAS123(R) of awards made pursuant to the 2004 Plan excluding any reduction in value due to potential service-based forfeitures, and thus may include amounts from awards granted in and prior to 2007. Assumptions used in the calculation of these amounts are included in footnote 8 to the Company's audited financial statements for the fiscal year ended September 30, 2007 included in this Annual Report on Form 10-K. Mr. Luca also received cash compensation of $17,500 and $26,250 for service rendered as a member of our board of directors for the years ended September 30, 2007 and 2006, respectively. Mr. Luca received no additional compensation in his roleas Interim Chief Executive Officer and his compensation is described in “Compensation of Directors”.

(2)	ERHC does not provide either a pension plan or a nonqualified deferred compensation plan for any of its employees.

(3)	Pursuant to Mr. Memon’s employment agreement, Mr. Memon exercised on a cashless basis an option to purchase up to 2,000,000 shares of Company common stock in June 2006 and acquired 1,272,727 shares.

(4)
Mr. Ledbetter was issued 1,000,000 stock options at an exercise price of $0.43 per share  on December 18, 2006. The option exercise price is $0.43 per share, the closing price of the Company's common stock on the date of grant. The options vest over a one-year period beginning on the date of grant. Fair value of $22.39 per share or a total of $223,900 was calculated using the Black-Scholes option pricing model. Variables used in this option-pricing model for the year ended September 30, 2007 were (1) 4.90% discount rate, (2) option life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007 in accordance with FAS123(R). .

GRANTS OF PLAN-BASED AWARDS

The following table sets forth the information about grants made to the Company’s named executive officers in 2007 pursuant to the 2004 Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (1)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Nicolae Luca (4)		—	—	—	—	—	—	---	—	—	---
James Ledbetter (2)	12/18/2006	—	—	—	—	—	—	—	1,000,000	0.43	223,900
Sylvan Odobulu		—	—	—	—	—	—	—	—	—	—

(1)	The number in this column reflects the rule 144 restricted stock awarded in 2007 pursuant to the 2004 Plan.

(2)
Mr. Ledbetter received this retention grant on December 18, 2006. The option exercise price is $0.43 per share, the closing price of the Company’s common stock on the date of grant. The options vest over a one-year period beginning on the date of grant. Fair value of $22.39 per share or a total of $223,900 was calculated using the Black-Scholes option pricing model. Variables used in this option-pricing model for the year ended September 30, 2007 were (1) 4.90% discount rate, (2) option life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007 in accordance with FAS123R

(3)
Reflects the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended September 30, 2007 in accordance with FAS123R of awards made pursuant to the 2005 Plan excluding any reduction in value due to potential service-based forfeitures.

(4)
Mr. Lucas is a director serving on an interim basis as Chief Executive Officer. He received no compensation associated with the position of Interim Chief Executive officer and the grant of common stock associated with his service as a director is described in “Compensation of Directors”.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table reflects all outstanding equity awards held by the Company’s named executive officers as of September 30, 2007.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options				Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Exercisable		Unexercisable
Nicolae Luca	—		—		—	—	—	—	—	—	—
James Ledbetter	—	(4)	1,000,000	(4)	—	$0.43	12/18/2008	1,000,000	—	—	—
Sylvan Odobulu	—		—		—	—	—	—	—	—	—

(1)	The closing price of ERHC’s common stock on September 28, 2007 of $0.28 was used in the calculations.
(4)	The options were granted on December 18, 2006 and vest upon the completion of one year of service.

OPTION EXERCISES AND STOCK VESTED

The following table reflects the stock options exercised by the Company’s named executive officers during 2007 and their restricted stock that vested during 2007.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Nicolae Luca	—	—	—	—
James Ledbetter	—	—	—	—
Sylvan Odobulu	—	—	—	—

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

As of September 30, 2007, Company has entered into only one employment or other agreement that includes a change of control severance provisions with an executive officer, including the named executive officers. The Company’s employment agreement with its technical vice president, Mr. Ledbetter, provides that Mr. Ledbetter would be eligible for payments upon any termination without cause as described below under Employment Contracts.

Employment Contracts

The Company neither has an employment agreement with Mr. Luca nor does it pay him a salary for his services as Interim Chief Executive Officer. The Company has a twenty-four month employment agreement with its Technical Vice President, Mr. Jim Ledbetter with a term that expires on December 18, 2008 but includes an extension provision that at any time before the expiration of the primary term the agreement that it may be renewed upon mutual agreement on the same terms and conditions contained in the current agreement herein or on such other terms and conditions as the Company and Mr. Ledbetter mutually agree. The agreement provides that Mr. Ledbetter’s status as an employee of the Company terminates immediately and automatically upon the earliest to occur of: (i) his death or "Disability", (ii) his discharge by the Company "For Cause", (iii) his termination by the Company by notice or, (iv) the expiration, without renewal, of the employment term.  Termination of Mr. Ledbetter’s employment agreement with cause results in the Company having no further responsibility under the agreement. For termination without cause for reasons of bankruptcy, insolvency, dissolution or liquidation of the Company, the Company is obligated to Mr. Ledbetter for payment of all amounts due during the remaining term of his agreement in either a lump sum or in the current monthly amounts for the remaining term together with all unpaid benefits awarded or accrued up to the date of termination. If Mr. Ledbetter is terminated without cause for other reasons, he is entitled to one to six months compensation depending on the time he has spent with the Company. After twelve months from the date of commencement of the primary term of the employment agreement, Mr. Ledbetter is also be entitled to any incentive compensation accrued up to the date of termination.

The estimated payments and benefits that would be provided to Mr. Ledbetter in each circumstance of separation or termination described above, if that the triggering event took place on September 30, 2008, (the last business day of our last completed fiscal year) are as follows.

•	Termination based on death or disability, termination for cause, termination by notice or termination by expiration without renewal of the employment agreement – No amount due.

•	Termination without cause – Three months salary or $57,501 due

Mr. Ledbetter’s agreement provides for a base salary of $19,167 per month, a reasonable monthly vehicle allowance as, approved by the Board at the Board's discretion, reimbursement of authorized general business and travel expenses, a relocation allowance of up to $10,000, five months of paid vacation annually and incentive compensation in the form of an option to purchase 1,000,000 shares at an exercise price of $0.43 per share.

 Mr. Ntephe, a consultant, is paid annual compensation of $60,000 for his services as Secretary. Mr. Ntephe was issued an option, for services rendered, to purchase 500,000 shares at an exercise price of $0.20 per share that he exercised on a cashless basis in April 2006, for the acquisition of 388,889 shares of common stock, for value received of $350,000.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2004, the Board of Directors adopted a 2004 Compensatory Stock Option Plan pursuant to which it reserved 20,000,000 shares for issuance. This plan was approved at a special meeting of the stockholders of the Company in February 2005. Under this plan, 7,576,756 shares have been issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	I
Equity compensation plans approved by security holders	1,000,000	$0.43	11,423,244
Equity compensation plans not approved by security holders	-	-	-

Compensation Committee Interlocks Insider Participation

The Company’s Compensation Committee is comprised Messrs. Jeter, Uzoigwe and Nwizubo. None of the members of the Compensation Committee has been or is an officer or employee of the Company, or is involved with a related transaction or a relationship as defined by Item 404 of Regulation S-K. None of the Company’s Executive Officers serves on the Board of Directors or compensation committee of a company that has an Executive Officer that serves on the Company’s Board or Compensation Committee. No member of the Company’s Board is an Executive Officer of a company in which one of the Company’s Executive Officers serves as a member of the Board of Directors or compensation committee of that company.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table and notes thereto set forth certain information regarding beneficial ownership of the common stock as of November 30, 2007 by (i) each person known by the Company to beneficially own more than five percent of the common stock, (ii) each Director, (iii) each named Executive Officer and (iv) all Directors and Officers of the Company as a group.  As of November 30, 2007, there were 721,938,550 shares of common stock issued and outstanding.   Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting or dispositive power with respect to such shares.

Name and Address	Shares of common stock Beneficially Owned		Percentage Of Voting Power

Principal Shareholders

Chrome Oil Services LTD	202,785,727	(1)	28.1%
c/o No 22 Lobito, Wuse II
Abuja, Nigeria

Chrome Energy, LLC	103,305,706	(2)	14.3%
c/o No 22 Lobito Crescent, Wuse II,
Abuja, Nigeria.

First Atlantic Bank	60,641,821		8.4%
4/6 Adetokunboh Ademola Street
Victoria Island, Lagos

Directors and Named Executive Officers

Sir Emeka Offor	310,296,433	(1)(2)	43.0%

Nicolae Luca(3)	205,000		*
Andrew Uzoigwe(3)	205,000		*
Howard Jeter(3)	205,000		*
Clement Nwizubo(3)	145,000		*
Peter Ntephe(3)	388,889		*

All executive officers and directors as a group (6 persons)	311,445,322		43.1%

*Less than 1%.

(1)
Includes warrants to purchase 2,500,000 shares of the Company’s common stock, of which 1,500,000 expire in October 2008 and have a $0.25 per share exercise price, and 1,000,000 expire in April 2009 and have a $0.25 per share exercise price.

(2)	Sir Emeka Offor is the beneficial owner of the shares held of record by Chrome Oil Services, Ltd., and Chrome Energy, LLC as the sole voting and investment power over these shares.

(3)	c/o Suite 1440, 5444 Westheimer Road, Houston, TX 77056

Item 13. Certain Relationships and Related Transactions

Review, Approval Or Ratification Of Transactions With Related Persons

The Audit Committee of the Company is responsible for review, approving or ratifying related party transactions, including any related-party transaction that the Company would be required to disclose pursuant to Item 404 of Regulation S-K promulgated pursuant to the rules and regulations of the SEC.

Policy

The Audit Committee, which consists solely of independent Directors, must review all “Related Person Transactions” as defined by Item 404 of Regulation S-K of the rules promulgated by the SEC. The Audit Committee will approve a Related Person Transaction only if it determines that the Related Person Transaction is consistent with the business interests of the Company. In considering the Related Person Transaction, the Committee will consider all relevant factors, including as applicable: (i) the Company’s business rationale for entering into the Related Person Transaction; (ii) whether the Related Person Transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally; (iii) the potential for the Related Person Transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (iv) the overall fairness of the Related Person Transaction to the Company.

Procedure

Directors and executive officers are responsible for bringing a potential Related Person Transaction to the attention of the Chair of the Audit Committee.

Transactions in 2007

None

Item 14.  Principal Accounting Fees and Services

Aggregate fees for professional services rendered by Malone & Bailey, PC for the fiscal years ended September 30, 2007 and 2006, were as follows:

	2007	2006

Audit fee	$92,125	$96,982	(1)
Audit-related fees	$5,200	$-
Tax fees	$8,341	$18,434
All other fees	$-	$20,140

______________
(1) Includes $12,409 paid to PKF.

Audit fees for the fiscal years ended September 30, 2007 and 2006 represent the aggregate fees billed for professional services rendered for the audit of the Company’s annual financial statements and review of financial statements included in its quarterly reports on Form 10-Q or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax fees for the fiscal year ended September 30, 2007 and 2006, represents the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

All other fees for the fiscal year ended September 30, 2007 and 2006, represents the aggregate fees billed for products and services provided by the Company’s audit professionals other than the services reported in the other categories.  All other fees generally relate to fees assessed for corporate tax restructuring and other general corporate tax related matters.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee on an annual basis reviews audit and non-audit services performed by the independent auditor.  All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.  The Audit Committee has considered the role of Malone & Bailey in providing services to us for the fiscal year ended September 30, 2007 and has concluded that such services are compatible with Malone & Bailey’s independence as the Company’s auditors.

PART IV

Item 15.  Exhibits and Financial Statement Schedules and Reports on Form 8-K

(32)	Consolidated Financial Statements and Schedules:

1.	Consolidated Financial Statements: See Index to Consolidated Financial Statements immediately following the signature pages of this report.

2.	Consolidated Financial Statement Schedule: See Index to Consolidated Financial Statements immediately following the signature pages of this report.

3.	The following documents are filed as exhibits to this report:

EXHIBIT NO.	IDENTIFICATION OF EXHIBIT
Exhibit 3.1*	Articles of Incorporation
Exhibit 3.2*	Bylaws
Exhibit 4.1*	Specimen Common Stock Certificate.
Exhibit 4.2*	Form of Amended and Restated 12% Convertible Promissory Note, dated effective January 2001.
Exhibit 4.3*	Form of Amended and Restated 5.5% Convertible Promissory Note, dated effective January 2001.
Exhibit 4.4*	20% Convertible Promissory Note, dated January 31, 2001, in favor of Chrome.
Exhibit 4.5*	Term Loan Agreement, dated February 15, 2001, by and between Chrome and ERHC.
Exhibit 4.6*	Senior Secured 10% Exchangeable 10% Convertible Promissory Note, dated January 31, 2001, in favor of Chrome.
Exhibit 4.7*	Form of Warrant entitling Chrome to purchase common stock of the Company, exercise price of $0.40 per share.
Exhibit 10.1*
Option Agreement, dated April 7, 2003, by and between the Company and the Democratic Republic of Sao Tome and Principe (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed April 2, 2003)

Exhibit 10.2*	Management and Administrative Services Agreement by and between Chrome Oil Services, Ltd. And the Company. (Incorporated by reference to Form 10-KSB filed September 24, 2001).
Exhibit 10.4*	Letter Agreement, dated November 29, 2004, by and between the Company and Chrome (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed December 29, 2004).
Exhibit 10.5*	Promissory Note, dated December 15, 2004, made by the Company in favor of Chrome (incorporated herein by reference to Exhibit 10.2 of Form 8-K filed December 29, 2004).
Exhibit 10.6*	Promissory Note, dated December 15, 2004, made by the Company in favor of Chrome (incorporated herein by reference to Exhibit 10.3 of Form 8-K filed December 29, 2004).
Exhibit 10.7*	Employment Agreement with Ali Memon.
Exhibit 10.8*	Audit committee charter
Exhibit 10.9	Employment Agreement with James Ledbetter
Exhibit 10.10	May 21, 2001 Memorandum of Agreement made b/w DRSTP and ERHC
Exhibit 10.11	March 15, 2003 Memorandum of Agreement made b/w DRSTP and ERHC
Exhibit 10.12	April 2, 2003 Option Agreement b/w DRSTP and ERHC
Exhibit 10.13	Administrative Agreement b/w Nigeria/DRSTP and ERHC
Exhibit 10.14	Block 2 Participation Agreement March 2, 2006 b/w ERHC, Addax and Sinopec
Exhibit 10.15	Block 2 Participation Agreement August 11, 2004 b/w ERHC and Pioneer
Exhibit 10.16	Block 3 Participation Agreement February 16, 2006 b/w ERHC and Addax
Exhibit 10.17	Block 4 Participation Agreement November 17, 2005 b/w ERHC and Addax
Exhibit 10.18	Block 4 2nd Amendment to Participation Agreement March 14, 2006
Exhibit 10.19	Block 4 3rd Amendment to Participation Agreement July 14, 2006
Exhibit 10.20	September 2003 WesternGeco Report on the Seismic Interpretation of blocks 1-9
Exhibit 31.1	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 32.2	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed

SIGNATURES

In accordance with the Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on December 29,2008 on its behalf by the undersigned, thereunto duly authorized.

ERHC Energy Inc.
By:	//s//	Peter Ntephe
Peter Ntephe,
Chief Operating Officer and Interim Chief Executive Officer
	//s//	Sylvan Odobulu
Sylvan Odobulu
Principal Accounting Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
//s// Howard Jeter	Director	December 29,2008
Howard Jeter	Member Audit Committee
//s// Andrew Uzoigwe	Director	December 29,2008
Andrew Uzoigwe	Member Audit Committee
//s// Clement Nwizubo	Director	December 29,2008
Clement Nwizubo	Chairman Audit Committee

Exhibit 31.1

CERTIFICATIONS

I, Peter Ntephe, certify that:

1. I have reviewed this annual report on Form 10-K of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

December 29,2008
/s/ Peter Ntephe
Peter Ntephe
Chief Operating Officer and Interim Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Sylvan Odobulu, certify that:

1. I have reviewed this annual report on Form 10-K of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

December 29, 2008

/s/  Sylvan Odobulu
Sylvan Odobulu
Principal Accounting Officer

Exhibit 32.1

CERTIFICATIONS PURSUANT T0SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of ERHC Energy Inc., a Colorado corporation (the “Company”), on Form 10-K for the year ended September 30, 2007, as filed with the Securities and Exchange Commission (the “Report”), Peter Ntephe , Chief Operating Officer and  Interim Chief Executive Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/   Peter Ntephe
Peter Ntephe
Chief  Operating Officer and Interim Chief Executive Officer
December 29, 2008

Exhibit 32.2

CERTIFICATIONS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of ERHC Energy Inc., a Colorado corporation (the “Company”), on Form 10-K for the year ended September 30, 2007, as filed with the Securities and Exchange Commission (the “Report”), Sylvan Odobulu, Principal Accounting Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/    Sylvan Odobulu
Sylvan Odobulu
Principal Accounting Officer
December 29, 2008

[A signed original of this written statement required by Section 906 has been provided to ERHC Energy Inc. and will be retained by ERHC Energy Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

ERHC Energy Form 10-K/A for the
Year Ended September 30, 2007
with Changes Related to
Comment Letter Dated May 9, 2008

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 10-K/A

☒	Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2007

OR
☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period ended: __________________

Commission file number: 000-17325
(Exact name of registrant as specified in its charter)

Colorado	88-0218499
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5444 Westheimer Road, Suite 1440, Houston, Texas	77056
(Address of Principal Executive Office)	(Zip Code)

713-626-4700
(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:  None

Securities registered pursuant to Section 12(g) of the Exchange Act: common stock

Check if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

Check if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.  Yes ☐  No ☒

Check if the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Check if the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.
Large Accelerated Filer ☐  Accelerated Filer ☒  Non-Accelerated Filer ☐

Check if the registrant is a shell company.  Yes ☐  No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant on March 31, 2007 was $144,547,630.

On November 30, 2007, the registrant had 721,938,550 shares of common stock issued and outstanding.

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Forward-Looking Statements

ERHC Energy Inc. (the “Company”) or its representatives may, from time to time, make or incorporate by reference certain written or oral statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.  Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain or be identified by the words “expect,” “intend,” “plan,” “predict,” “anticipate,” “estimate,” “believe,” “should,” “could,” “may,” “might,” “will,” “will be,” “will continue,” “will likely result,” “project,” “forecast,” “budget” and similar expressions.  Statements made by the Company in this report that contain forward-looking statements include, but are not limited to, information concerning the Company’s possible or assumed future business activities and results of operations and statements about the following subjects:

·	business strategy;

·	growth opportunities;

·	future development of concessions, exploitation of assets and other business operations;

·	future market conditions and the effect of such conditions on the Company’s future activities or results of operations;

·	future uses of and requirements for financial resources;

·	interest rate and foreign exchange risk;

·	future contractual obligations;

·	outcomes of legal proceedings including, without limitation, the ongoing investigations of the Company;

·	future operations outside the United States;

·	competitive position;

·	expected financial position;

·	future cash flows;

·	future liquidity and sufficiency of capital resources;

·	future dividends;

·	financing plans;

·	tax planning;

·	budgets for capital and other expenditures;

·	plans and objectives of management;

·	compliance with applicable laws; and

·	adequacy of insurance or indemnification.

These types of statements and other forward-looking statements inherently are subject to a variety of assumptions, risks and uncertainties that could cause actual results, levels of activity, performance or achievements to differ materially from those expected, projected or expressed in forward-looking statements.  These risks and uncertainties include, among others, the following:

·	general economic and business conditions;

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·	worldwide demand for oil and natural gas;

·	changes in foreign and domestic oil and gas exploration, development and production activity;

·	oil and natural gas price fluctuations and related market expectations;

·	termination, renegotiation or modification of existing contracts;

·	the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain production levels and pricing, and the level of production in non-OPEC countries;

·	policies of the various governments regarding exploration and development of oil and gas reserves;

·	advances in exploration and development technology;

·	the political environment of oil-producing regions;

·	political instability in the Democratic Republic of Sao Tome and Principe and the Federal Republic of Nigeria;

casualty losses;

·	competition;

·	changes in foreign, political, social and economic conditions;

·	risks of international operations, compliance with foreign laws and taxation policies and expropriation or nationalization of equipment and assets;

·	risks of potential contractual liabilities;

·	foreign exchange and currency fluctuations and regulations, and the inability to repatriate income or capital;

·	risks of war, military operations, other armed hostilities, terrorist acts and embargoes;

·	regulatory initiatives and compliance with governmental regulations;

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·	compliance with environmental laws and regulations;

·	compliance with tax laws and regulations;

·	customer preferences;

·	effects of litigation and governmental proceedings;

·	cost, availability and adequacy of insurance;

·	adequacy of the Company’s sources of liquidity;

·	labor conditions and the availability of qualified personnel; and

·	various other matters, many of which are beyond the Company’s control.

The risks and uncertainties included here are not exhaustive.  Other sections of this report and the Company’s other filings with the U.S. Securities and Exchange Commission (“SEC”) include additional factors that could adversely affect the Company’s business, results of operations and financial performance.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.  Forward-looking statements included in this report speak only as of the date of this report.  The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in its expectations with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based.

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PART I

Item 1. Business

Overview

ERHC Energy Inc., a Colorado corporation, (“ERHC” or the “Company”) is an independent oil and gas company formed in 1986.  The Company was engaged in a variety of businesses until 1996, when it began its current operations.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome and Principe (“DRSTP or “Tome”) and the Federal Republic of Nigeria (“FRN or “Nigeria”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”). ERHC will not directly carry out the exploration and production operations in the Joint Development Zone, but will rely on reputable  technical operators, with whom the Company has entered into partnership relationships, such as Addax Petroleum Inc. and Sinopec Corp to carry out those operations. The Company has formed relationships with these upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ. The Company currently has no other operations but is exploring opportunities in other areas of the energy industry, including supply and trading.

General Development of the Business

In April 2003, the Company and the DRSTP entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  However, ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

This exercise of the Company’s rights was subject to the condition that if no license is awarded or a license is awarded and subsequently withdrawn by the JDA prior to the commencement of operations, ERHC will be entitled to receive its working interest in that block in a future license awarded for that block.

On April 28, 2005, ERHC and its then consortium partner Noble Energy International, Ltd. (“Noble”) entered into a Memorandum of Understanding with Godsonic Oil Company Limited (“Godsonic”), an independent bidder for interest in Block 4. The Memorandum of Understanding stated that if ERHC and Noble (“ERHC/Noble”) received less than a 26% bid-interest award in Block 4 in the Nigeria and Sao Tome and Principe JDZ from the JDA established pursuant to the Treaty between FRN and the DRSTP, Godsonic would transfer whatever Godsonic received in Block 4 to ERHC/Noble; on the other hand, if ERHC/Noble received more than a 26% bid-interest award in Block 4 from the JDA, ERHC/Noble would transfer the excess over 26% to Godsonic. In June 2005, the JDA awarded ERHC and its then consortium partner Noble a 35% bid interest in Block 4 of the JDZ, in addition to the option interest of 25% which ERHC had exercised in the Block.  In October 2005, Noble withdrew from participation in Block 4 and Addax Petroleum (Nigeria Offshore 2) Limited (“Addax”) replaced Noble as ERHC’s consortium partner. By a Letter Agreement dated October 24, 2005 (the “Letter Agreement”), ERHC and Addax undertook to transfer a 9% interest of the 35% bid interest to Godsonic subject to Godsonic meeting financial and other conditions.

In November 2005, ERHC and Addax entered into a Participation Agreement dated November 17, 2005 (the “Participation Agreement”) whereby ERHC undertook to assign a 42.3% interest (the “Assigned Interest”) in Block 4 to Addax.  Under the Participation Agreement, ERHC’s “Retained Interest” would be 17.7% in Block 4.  The Participation Agreement stated Addax’s cash payment obligations to ERHC would be $18 million, which was paid in February and March 2006.  Pursuant to the Participation Agreement between ERHC and Addax, as amended, Addax will serve as operator and pay all of ERHC’s future costs in respect of all petroleum operations in Block 4. Addax is entitled to 100% of ERHC’s share of cost oil and 50% of ERHC’s share of profit oil from the oil production until Addax recovers all ERHC’s costs.

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Pursuant to an Amendment to the Participation Agreement dated February 23, 2006, ERHC and Addax amended the Participation Agreement so that the Assigned Interest to Addax would be changed to 33.3% while ERHC’s Retained Interest would remain at 17.7%. By a second Amendment to the Participation Agreement, entered into on March 14, 2006, ERHC and Addax further amended the Participation Agreement so that the “Assigned Interest” would be 33.3% and ERHC’s “participating interest” would be 26.7%.

On March 15, 2006, an agreement to assign 9% in Block 4 from ERHC to Godsonic was entered into between by ERHC (on behalf of the ERHC/Addax consortium) and Godsonic subject to Godsonic meeting stipulated financial and other conditions. Pursuant to another Amendment to the Participation Agreement entered into on April 11, 2006, ERHC and Addax provisionally agreed that if Godsonic did not meet the financial and other conditions as stipulated in the Letter Agreement on the 9% interest to be transferred to Godsonic and was foreclosed from all claims to the 9% interest, ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.

In July 2007, ERHC acted on behalf of the ERHC/Addax consortium in JDZ Block 4 to reclaim Godsonic’s 9% share because Godsonic failed to meet certain obligations. Addax claims entitlement under the existing agreements to 7.2% out of the recovered 9%, leaving 1.8% remaining with ERHC.  If finalized, this would increase ERHC’s share of JDZ Block 4 from 17.7% to 19.5%. ERHC and Addax are currently in arbitration, under amicable conditions, to resolve whether or not additional consideration is due to ERHC from Addax for the 7.2% claim by Addax under the terms of the existing agreements. The parties are also exploring mediation as an alternative to seeing arbitration to conclusion.

In February 2006, ERHC sold a 15% participating interest in Block 3 of the JDZ to Addax Petroleum Resources Nigeria Limited ("Addax Sub") leaving a 10% participating interest in Block 3 to ERHC. In exchange, Addax Sub paid ERHC $7.5 million in the second quarter of fiscal 2006. Under the participation agreement between ERHC and Addax Sub, Addax Sub agreed to pay all of ERHC's future costs in respect of petroleum operations in Block 3. Addax Sub is entitled to 100% of ERHC’s allocation of cost plus up to 50% of ERHC’s allocation of profit until Addax Sub recovers 100% of ERHC's costs.

In March 2006, ERHC sold a 28.67% participating interest in Block 2 of the JDZ to Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and a 14.33% participating interest in Block 2 of the JDZ to Addax Energy Nigeria Limited ("Addax Ltd.") leaving a 22% participating interest in Block 2 to the Company. In exchange, Sinopec paid ERHC $13.6 million and Addax Ltd. paid ERHC $6.8 million in the second quarter of fiscal 2006. Under the participation agreement among ERHC, Sinopec and Addax Ltd., Sinopec will serve as operator, and Sinopec and Addax Ltd. will pay all of ERHC's future costs in respect of petroleum operations in Block 2. Sinopec and Addax Ltd. are entitled to 100% of ERHC's allocation of cost plus up to 50% of ERHC’s allocation of profit until they recover 100% of ERHC's costs and Sinopec is to receive 6% interest on its future costs, up to $35 million, but only to the extent that those interest costs are covered by production.

Related to the sale of the participating interest in Block 2 to Sinopec, ERHC agreed to pay a $3 million cash success fee ($1.5 million was paid in March 2006 and the remaining $1.5 million was paid in March 2007) to Feltang International Inc., a British Virgin Island company (“Feltang”) that was responsible to ERHC for obtaining Sinopec’s participation in Block 2. ERHC also will issue to Feltang 5,250,000 shares of common stock and warrants to purchase 6,500,000 shares at a fixed exercise price of $0.355 per share. The common stock was valued at $4,803,750 based on the quoted market value of the common stock on the date Sinopec signed the production sharing agreement.

Our business strategy is to enter into agreements to exploit the Company’s interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

Current Business Operations

ERHC’s operations are currently focused on the Gulf of Guinea, off the coast of central West Africa. ERHC believes this region has the possibility of significant oil reserves and has worked to realize the value of the assets it has acquired in this region.  The Company’s current operations include those below, details of which can be found at the link:http://www.erhc.com/en/cms/?169

JDZ - ERHC has interests in six of the nine Blocks in the JDZ, a 34,548 square kilometer area approximately 200 kilometers off the coastline of Nigeria and São Tomé & Principe that is adjacent to several large petroleum discovery areas.

EEZ - The government of São Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in the EEZ, which encompasses an area of approximately 160,000 square kilometers.

Operations in the JDZ

ERHC has interests in six of the nine Blocks in the JDZ, as follows

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•	JDZ Block 2: 22.0% Working interest percentage
•	JDZ Block 3: 10.0% Working interest percentage
•	JDZ Block 4: 26.7% Working interest percentage
•	JDZ Block 5: 15.0% Working interest percentage
•	JDZ Block 6: 15.0% Working interest percentage
•	JDZ Block 9: 20.0% Working interest percentage

The working interest represents ERHC’s share of all the hydrocarbons production from the blocks and obligates ERHC to pay a corresponding percentage of the costs of drilling, production and operating the blocks.. These costs in blocks 2, 3 and 4 are currently being carried by the operators until production, whereupon the operators will recover their costs from the production revenues.

In early 2008, Addax Petroleum, an experienced exploration and production company that has participation agreements with ERHC in JDZ Blocks 2, 3 and 4, and is the operator of JDZ Block 4 publicly disclosed seismic images and maps showcasing the prospectivity of its JDZ interests.  This seismic was compiled by Geco-Prakla (now WesternGeco) in 1999 when WesternGeco shot a 2D seismic survey of approximately 5,900km covering the major part of the JDZ. Interpretation carried out by WesternGeco has led to the identification of 56 prospective structures within Blocks 1 to 9 in the JDZ, of which 17 were defined as prospects and 39 as leads. WesternGeco used reservoir parameters similar to those known from nearby fields in Nigeria and Equatorial Guinea. Combined recoverable reserves potential of the 17 prospects was estimated by WesternGeco. The scope of the WesternGeco report was to interpret and map seismic data, highlight prospectivity, and calculate volumetrics.

The estimate of "recoverable reserves potential" based on WesternGeco's report, which interpreted and mapped seismic data, highlighted prospectivity and calculated volumetrics, was not based on any attempt to comply with the SEC definition of reserves and, accordingly the estimate of recoverable reserves potential is not presented. ERHC Energy has access to the data compiled by WesternGeco under the terms of a data use license with WesternGeco.

Operations in JDZ Block 4

ERHC's consortium partner Addax Petroleum is the operator of JDZ Block 4. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 4. Addax has secured Joint Development Authority approval to explore the Kina Prospect. Drilling equipment has been ordered. Earlier in 2007, Addax and Sinopec jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Operations in JDZ Block 3

Anadarko Petroleum is the operator of JDZ Block 3. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 3. On August 8, 2007, Anadarko presented the initial proposals for exploration well locations for the Block. The Joint Development Authority has approved drilling at the Lemba Prospect and Anadarko has ordered drilling equipment.

Operations in JDZ Block 2

ERHC's consortium partner Sinopec Corp. is the operator in JDZ Block 2. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 2. The Joint Development Authority has approved drilling at the Tome Prospect. In 2007, Sinopec and Addax jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham deepwater drillship, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Background of the JDZ

In the spring of 2001, the governments of São Tomé & Principe and Nigeria reached an agreement over a long-standing maritime border dispute. Under the terms of the agreement, the two established the Joint Development Zone to govern commercial activities within the disputed boundaries. The JDZ is administered by a Joint Development Authority (JDA) which oversees all future exploration and development activities in the JDZ. The remaining claimed territorial waters of São Tomé & Principe are known as the Exclusive Economic Zone (EEZ). Revenues derived from the JDZ will be shared 60/40 between the governments of Nigeria and São Tomé & Principe, respectively.

Background of the EEZ

The government of São Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in São Tomé & Principe’s Exclusive Economic Zone (EEZ). ERHC’s rights include the following:

•	The right to receive up to two blocks of ERHC’s choice; and
•	The option to acquire up to a 15 percent paid working interest in another two blocks of ERHC’s choice.

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ERHC would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The EEZ describes territorial waters of São Tomé that encompasses an area of approximately 160,000 square km. It is measured from claimed archipelagic baselines — territorial sea: 12 nautical miles, exclusive economic zone: 200 nautical miles. It is the largest in the Gulf of Guinea. Ocean water depths around the two islands exceed 5,000 feet, depths that have only become feasible for oil production over the past few years; however, oil and gas are produced in the neighboring countries of Nigeria, Equatorial Guinea, Gabon and Congo.  The African coast is less than 400 nautical miles offshore, which means the exclusive economic zones of the concerned countries overlap.

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The following chart  represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.

(5)	No contracts have been entered into as of the date hereof.

(6)
Includes the 9% reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

Government Regulation

In the event the Company begins activities relating to the exploration and exploitation of hydrocarbons, it will be required to make the necessary expenditures to comply with the applicable health and safety, environmental and other regulations.

The oil and gas industry is subject to various types of regulation throughout the world. Legislation affecting the oil and gas industry has been pervasive and is under constant review for amendment or expansion. Pursuant to such legislation, numerous government agencies have issued extensive laws and regulations binding on the oil and gas industry and companies engaged in this industry, some of which carry substantial penalties for failure to comply. Such laws and regulations have a significant impact on oil and gas exploration, production and marketing and midstream activities. These laws and regulations increase the cost of doing business and, consequently, will affect results of operations. Inasmuch as new legislation affecting the oil and gas industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws and regulations. However, the Company does not expect that any of these laws and regulations will affect its operations in a manner materially different than they would affect other oil and gas companies of similar size.

Competition

Strong competition exists in all sectors of the oil and gas industry. ERHC competes with other independent oil and gas companies for equipment and personnel required to explore, develop and operate properties. Competition is also prevalent in the marketing of oil, gas and natural gas liquids. Higher recent commodity prices have increased the costs of properties available for acquisition, and there are a greater number of companies with the financial resources to pursue acquisition opportunities. Certain of the Company’s competitors have financial and other resources substantially larger than ours, and they have also established strategic long-term positions and maintain strong governmental relationships in countries in which the Company may seek new entry. As a consequence, ERHC may be at a competitive disadvantage in bidding for drilling rights. In addition, many of the Company’s larger competitors may have a competitive advantage when responding to factors that affect demand for oil and natural gas production, such as changing worldwide prices and levels of production, the cost and availability of alternative fuels and the application of government regulations.

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Employees

As of September 30, 2007, the Company had five (5) full-time employees and a consultant who serves as the Corporate Secretary.

Availability of Information

We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1934. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at  http://www.sec.gov ..

We also make available, free of charge on or through our Internet website (http://www.erhc.com), our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A.  Risk Factors

You should carefully consider the risks described below before making any investment decision related to the Company’s securities.  The risks and uncertainties described below are not the only ones facing the Company.   Additional risks and uncertainties not presently known or that the Company currently deems immaterial also may impair its business operations.  If any of the following risks actually occur, the Company’s business could be harmed.

The Company has no sources of revenue and a history of losses from operations

The Company’s business is in an early stage of development.  The Company has not generated any operating revenue since its entry into the oil and gas business and has incurred significant operating losses.  The Company has incurred net operating losses of $4,976,765 in fiscal 2007 and $43,118,918 since inception.  The Company had net losses of $1,756,904 in fiscal 2007. The Company had net income of $23,171,536 in fiscal 2006, primarily as a result of entering into production sharing agreements under which it sold various participatory interests.  The Company had net losses of $11,270,478 in fiscal 2005, and $57,993,079 since inception.  The Company expects to incur additional operating losses for the foreseeable future.

The Company has a limited operating history in the oil and gas business

The Company’s operations to date have consisted solely of acquiring rights to working interests in the JDZ and EEZ and entering into production sharing contracts.  The Company will not be the operator with respect to these contracts.  The Company’s future financial results depend primarily on (1) the ability of the Company’s venture partners to provide or obtain sufficient financing to meet their financial commitments in the production sharing contracts, (2) the ability to discover commercial quantities of oil and gas, and (3) the market price for oil and gas. Management cannot predict that the production sharing contracts will result in wells being drilled or if drilled, whether oil and/or gas will be discovered in commercial quantities.

Financing will be needed to fund the financial commitments of the production sharing contracts

While the Company is not required to fund any financial commitments pursuant to the production sharing contracts, project financing will be required to fund exploration activities.  Failure of our venture partners to provide or obtain the necessary financing will preclude the commencement of exploration activities.

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The Company may not discover commercially productive reserves in the JDZ or EEZ

The Company’s future success depends on its ability to economically locate oil and gas reserves in commercial quantities in the JDZ and EEZ. There can be no assurance that the Company’s planned projects in the JDZ or EEZ will result in significant, if any, reserves or that the Company will have future success in drilling productive wells.

The Company’s non-operator status limits its control over its oil and gas projects in the JDZ or EEZ

The Company will focus primarily on creating exploration opportunities and forming relationships with oil and gas companies to develop those opportunities in the JDZ or EEZ.  As a result, the Company will have only a limited ability to exercise control over a significant portion of a project’s operations or the associated costs of those operations in the JDZ or EEZ.  The success of a future project is dependent upon a number of factors that are outside the Company’s areas of control. These factors include:

•	the availability of future capital resources to the Company and the other participants to be used for drilling wells;

•	the approval of other participants for the drilling of wells on the projects;

•	the economic conditions at the time of drilling, including the prevailing and anticipated prices for oil and gas; and

•	the availability of deep water drilling rigs.

The Company’s reliance on other project participants and its limited ability to directly control future project costs could have a material adverse effect on its future expected rates of return.

The Company’s success depends on its ability to exploit its limited assets

The Company’s primary assets are rights to working interests in exploration acreage in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company’s operations have been limited to sustaining and managing its rights under these agreements.  The Company’s success depends on its ability to exploit these assets, of which there is no assurance that it  will be successful.

The Company’s competition includes oil and gas conglomerates that have significant advantages over it

The oil and gas industry is highly competitive. Many companies and individuals are engaged in exploring for crude oil and natural gas and acquiring crude oil and natural gas properties, resulting in a high degree of competition for desirable exploratory and producing properties.  The companies with which the Company competes are much larger and have greater financial resources than the Company.

Various factors beyond the Company’s control will affect prices of oil and gas

The availability of a ready market for the Company’s future crude oil and natural gas production depends on numerous factors beyond its control, including the level of consumer demand, the extent of worldwide crude oil and natural gas production, the costs and availability of alternative fuels, the costs and proximity of transportation facilities, regulation by authorities and the costs of complying with applicable environmental regulations.

The Company’s Business Interests Are Located Outside of the United States Which Subjects It to Risks Associated with International Activities.

At September 30, 2007, the Company’s major assets were located outside the United States.  Apart from cash maintained in United States’ financial institutions, the Company’s primary assets are agreements with DRSTP and the JDA, which provide the Company with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in this area pursuant to such agreements may be adversely impacted by this circumstance.

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The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, termination, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on  foreign  subsidiaries)  and  changes  in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be  denominated.  Changes in exchange rates may also adversely affect the Company’s future results of operations and financial condition.

In addition, to the extent the Company engages in operations and activities outside the United States, it is subject to the Foreign Corrupt Practices Act (the “FCPA”) which, among other restrictions, prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect their financial and other transactions with foreign officials.  The FCPA applies to companies, individual directors, officers, employees and agents.  The FCPA also applies to foreign companies and persons taking any act in furtherance of such corrupt payments while in the United States.  Under the FCPA, U.S. companies may also be held liable for actions taken by strategic or local partners or representatives.

The FCPA imposes civil and criminal penalties for violations of its provisions.  Civil penalties may include fines of up to $500,000 per violation, and equitable remedies such as disgorgement of profits causally connected to the violation (including prejudgment interest on such profits) and injunctive relief.  Criminal penalties for violations of the corrupt payments provisions could range up to the greater of $2 million per violation or twice the gross pecuniary gain sought by making the payment, and/or incarceration for up to 5 years per violation.  Moreover, if a director, officer or employee of a company is found to have willfully violated the FCPA books and records provisions, the maximum penalty would be imprisonment for 20 years per violation.  Maximum fines of up to $25 million also may be imposed for willful violations of the books and records provisions by a company.

The SEC and/or the Department of Justice (“DOJ”) could assert that there have been multiple violations of the FCPA, which could lead to multiple fines.  The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with knowledge of ERHC or its affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided to the government authorities during the investigations.  Negotiated dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms agreed upon with the SEC and DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring future FCPA compliance.  Other potential consequences could be significant and include suspension or debarment of ERHC’s ability to contract with governmental agencies of the United States and of foreign countries.  Any determination that ERHC has violated the FCPA could result in sanctions that could have a material adverse effect on the Company’s business, prospects, operations, financial condition and cash flow.

The Company is under investigation by the SEC, the DOJ and a U.S. Senate Subcommittee, and the results of these investigations could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Săo Tomé and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

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On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena.   Please see “Legal Proceedings” for more information.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

These investigations could also result in:

•	third party claims against us, which may include claims for special, indirect, derivative or consequential damages;

•	damage to our business, operations and reputation;

•	loss of, or adverse effect on, cash flow, assets, goodwill, operations and financial condition, business, prospects, profits or business value;

•	adverse consequences on our ability to obtain or continue financing for current or future projects; and/or

•	claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders or constituents of ERHC.

 Continuing negative publicity arising out of these investigations could also adversely affect our business and prospects in the commercial marketplace.  In addition, these investigations have resulted in increased expenses to ERHC, including substantial legal fees and the diversion of management’s attention from its operations and other activities.  If the Company  incurs costs or losses as a result of these matters, it may not have the liquidity or funds to address those costs or losses, in which case such costs or losses could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

Through September 30, 2007, ERHC has incurred substantial costs  in responding to the investigations by the DOJ, SEC and Senate Subcommittee. Those costs consist primarily of legal fees paid to the Company’s legal counsel, Akin Gump Strauss Hauer & Feld LLP and documents production costs. These costs have had a significant negative impact on the Company’s cash flows from operations and ERHC expects the use of cash to address these investigations, if continued at current levels could have a serious negative impact on the Company’s liquidity. Neither management nor and its legal counsel can currently assess the magnitude of future cash requirement that could result from prolonged investigations or any negative findings that arise from the investigations. In a worst case scenario, the Company’s cash resources could be exhausted and the Company’s status as a going concern could be brought into substantial doubt.

The Company’s results of operations are susceptible to general economic conditions

The Company’s revenues and results of operations will be subject to fluctuations based upon the general economic conditions both in the United States and internationally.  If there were to be a general economic downturn or a recession in the oil and gas industry, the Company’s future revenues, the value of its oil and natural gas exploration concession, as well as its ability to exploit its assets could be materially adversely affected.

One shareholder controls approximately 43% of the Company’s outstanding common stock

Chrome Oil Services (“Chrome”) beneficially owns approximately 43% of the outstanding common stock.  As a result, Chrome has the ability to substantially influence, and may effectively control the outcome of corporate actions that require stockholder approval, including the election of directors.  This concentration of ownership may have the effect of delaying or preventing a future change in control of the Company or a liquidity event.

The Company’s stock price is highly volatile

The Company’s common stock is currently traded on the Over-the-Counter Bulletin Board. The market price of the Company’s common stock has experienced fluctuations that are unrelated to its operating performance.  The market price of the common stock has been highly volatile over the last several years.  The Company can provide no assurance that its current price will be maintained.

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The Company does not currently pay dividends on its common stock and do not anticipate doing so in the future

 The Company has paid no cash dividends on its common stock, and there is no assurance that the Company will achieve sufficient earnings to pay cash dividends on its common stock in the future. The Company intends to retain any earnings to fund its operations.  Therefore, the Company does not anticipate paying any cash dividends on the common stock in the foreseeable future.

The Company’s stock is considered a “penny stock”

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.”  Penny stocks generally are equity securities with a share price of less than $5.00.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules.  The Company’s common stock may be subject to the penny stock rules, and accordingly, investors in the common stock may find it difficult to sell their shares in the future, if at all.

The Company is currently under examination by the Internal Revenue Service

The Internal Revenue Service is currently examining the tax returns for the Company’s 2005 and 2006 tax years.  The Company anticipates that this examination should conclude in the next few months.  If adjustments are found, the Company may be subject to taxes, penalties and interest and these could have a material adverse effect on its operations, financial condition and cash flow.

Item 1B.  Unresolved Staff Comments

None.

Item 2.  Properties

Substantially all of the Company’s properties are in the form of working interest.  The working interest represents ERHC’s share of all the hydrocarbons production from the blocks and obligates ERHC to pay a corresponding percentage of the costs of drilling, production and operating the blocks.. These costs in blocks 2, 3 and 4 are currently being carried by the operators until production, whereupon the operators will recover their costs from the production revenues. Today, ERHC has interests in Blocks 2, 3, 4, 5, 6, and 9 in the offshore Joint Development Zone (JDZ) of Nigeria and the island nation of Sao Tome and Principe.  ERHC has additional interests in the territorial waters of Sao Tome and Principe, known as the Exclusive Economic Zone (EEZ).

Joint Development Zone

 ERHC has interests in six of the nine Blocks in the Joint Development Zone (JDZ), a 34,548 sq km area approximately 200 km off the coastline of Nigeria and Sao Tome and  Principe that is adjacent to several large petroleum discovery areas. ERHC's rights in the JDZ include:

•	JDZ Block 2: 22.0% Working interest

•	JDZ Block 3: 10.0% Working interest

•	JDZ Block 4: 26.7% Working interest* (subject to transfer of 7.2% to Addax Petroleum)

•	JDZ Block 5: 15.0% Working interest

•	JDZ Block 6: 15.0% Working interest

•	JDZ Block 9: 20.0% Working interest

Sao Tome and  Exclusive Economic Zone

The government of Sao Tome and Principe awarded ERHC rights to participate in exploration and production activities in Sao Tome and Principe’s Exclusive Economic Zone (EEZ). ERHC’s rights include the following:

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•	The right to receive up to two blocks of ERHC’s choice; and

•	The option to acquire up to a 15% paid working interest in another two blocks of ERHC’s choice.

ERHC would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The EEZ describes territorial waters of Sao Tome that encompasses an area of approximately 160,000 square km. It is measured from claimed archipelagic baselines — territorial sea: 12 nautical miles, exclusive economic zone: 200 nautical miles. It is the largest in the Gulf of Guinea.

The Company’s corporate office is located at 5444 Westheimer Road, Suite 1440, Houston, Texas 77056 pursuant to a lease that expires in December 2011.

Item 3.  Legal Proceedings

Subpoenas.  On May 4, 2006, a Federal court search warrant initiated by DOJ was executed on the Company.  The DOJ sought various records including, among other matters, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  Related SEC subpoenas issued on May 9, 2006 and August 29, 2006 also requested a range of documents. ERHC continues to interface with both the DOJ and SEC investigators to respond to the SEC subpoenas and any additional requests for information from the DOJ or SEC.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena.

Godsonic Negotiations.  In July 2007, ERHC and Godsonic commenced negotiations to have Godsonic relinquish all of its claims to a 9% interest in Block 4.  The parties reached a settlement in August 2007 which resulted in Godsonic’s relinquishment of all claims to the 9% interest in Block 4.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claims entitlement under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC.  ERHC disputes the consideration that Addax should pay to ERHC for the 7.2%.  If Addax’s claims are successful, ERHC’s share of JDZ Block 4 will increase from 17.7% to 19.5% and Addax’s share of the JDZ Block 4 will increase from 33.3% to 40.5% for no additional consideration paid to ERHC.  ERHC and Addax are currently in arbitration to resolve the issue.  The parties are also exploring mediation as a potential alternative.

Lakeshore Arbitration.  In October 2006, Lakeshore Capital Limited (“Lakeshore”) filed an arbitration claim against ERHC seeking $4,400,000 for the alleged value of 4,500,000 shares of ERHC common stock and for a warrant to purchase an additional 1,500,000 shares of common stock at an exercise price of $.20 per share, including interest and costs, as compensation for financial consultancy and related services rendered under a contract with ERHC dated May 20, 2002.  The claim was resolved in mediation conducted by the American Arbitration Association by the payment by ERHC of $250,000 to Lakeshore.  Pursuant to the Settlement Agreement dated May 16, 2007, the arbitration was discontinued with prejudice.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

Item 4.  Submission of Matters to a Vote of Security Holders

None.

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PART II

Item 5.  Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market and Related Information

ERHC’s common stock is currently traded on the OTC Bulletin Board under the symbol “ERHE.”  The market for the Company’s common stock is sporadic and highly volatile.  The following table sets forth the closing sales price per share of the common stock for the past two fiscal years.  These prices reflect inter-dealer prices, without retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.

Stock Price Highs & Lows

	High	Low
	(per share)
Fiscal Year 2006
First Quarter	$0.41	$0.30
Second Quarter	$0.95	$0.30
Third Quarter	$0.92	$0.40
Fourth Quarter	$0.54	$0.37

Fiscal Year 2007
First Quarter	$0.51	$0.31
Second Quarter	$0.48	$0.33
Third Quarter	$0.42	$0.24
Fourth Quarter	$0.34	$0.20

As of November 30, 2007, there were approximately 2,243 stockholders of record.  The closing price of the common stock as reported on the OTC Bulletin Board on November 30, 2007 was $0.23.  The Company has not paid any dividends during the last two fiscal years and does not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2004, the Board of Directors adopted a 2004 Compensatory Stock Option Plan pursuant to which it reserved 20,000,000 shares for issuance.  This plan was approved at a special meeting of the stockholders of the Company in February 2005.  Under this plan, 7,576,756 shares have been issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,000,000	$0.43	11,423,244
Equity compensation plans not approved by security holders	-	-	-

Recent Sales of Unregistered Securities

The Company has sold the following unregistered securities:

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•
During the second fiscal quarter of 2007, warrants issued in 2003, with an exercise price of $0.20, were exercised on a cashless basis, which exercise resulted in the issuance of an aggregate of 2,949,587 shares of common stock.

•
During the fourth fiscal quarter of 2007, there were an aggregate of 300,000 shares of common stock due to the Company’s directors for services rendered as more fully disclosed in Item 10, Directors and Executive Officers of the Registrant.

With respect to the sale of the unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.  No sales commissions were paid in connection with these transactions.

Issuer Purchases of Equity Securities

The Company has not repurchased any of its Common Stock.

Item 6. Selected Financial Data

The selected financial data of the Company presented below as of and for each of the five years in the period ended September 30, 2007, has been derived from the audited financial statements of the Company.  The financial statements as of and for the years ended September 30, 2007, 2006 and 2005 have been audited by Malone & Bailey, PC, an independent registered public accounting firm.  The financial statements as of and for the years ended September 30, 2003 and 2004 were audited by another independent registered public accounting firms. The data set forth below should be read in conjunction with the Company’s financial statements, related notes thereto and Management’s Discussion and Analysis of Financial Condition and Plan of Operations, contained elsewhere herein.

	For the Years Ended September 30,
Statements of Operations Data	2007	2006	2005	2004	2003

Operating expenses	$4,976,765	$(24,113,494)	$4,652,459	$2,085,426	$1,944,655
Interest expense	(1,843)	(2,099)	(1,147,248)	(1,671,759)	(1,209227)
Other Income (expense)	1,498,704	1,123,141	278,804	163,797	-
Loss on extinguishment of debt	-	-	(5,749,575)	-	-
Provision for taxes	(1,723,000)	2,063,000	-	-	-
Net income (loss)	(1,756,904)	23,171,536	(11,270,478)	(3,593,388)	(3153882)
Net income (loss) per share – basic and diluted	0.00	0.03	(0.02)	(0.01)	(0.01)
Weighted average shares of common stock outstanding	720,966,165	712,063,980	671,164,058	592,603,441	567,788,483

	As of September 30,
Balance Sheets Data	2007	2006	2005	2004	2003

DRSTP Concession fee	$2,839,500	$2,839,500	$5,679,000	$5,679,000	$5,679,000
Total assets	39,854,641	45,878,249	6,720,210	5,728,556	5,735,744
Total liabilities	5,947,982	10,390,126	2,799,011	14,757,208	16,283,506
Shareholders' equity (deficit)	33,906,659	35,488,123	3,941,199	(9,028,652)	(10,547,762)

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Item 7.  Management’s Discussion and Analysis of Financial Condition and Plan of Operations

Introduction

The following discussion and analysis presents management’s perspective of our business, financial condition and overall performance. This information is intended to provide investors with an understanding of our past performance, current financial condition and outlook for the future. You must read the following discussion of the results of the operations and financial condition of the Company in conjunction with its financial statements, including the notes thereto included in this Form 10-K filing.  The Company’s historical results are not necessarily an indication of trends in operating results for any future period.

Reference is made to “Item 6. Selected Financial Data” and “Item 8. Financial Statements and Supplementary Data.”

Overview of Business

ERHC reports as a development stage enterprise as there are currently no significant operations and no revenue has been generated from business activities.  The Company was incorporated in 1986 as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas Company.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its primary assets, which are rights to working interests in exploration acreage in the JDZ and the EEZ.  The Company has entered into production sharing agreements with upstream oil and gas companies in these JDZ Blocks to assist the Company in exploring its assets in the JDZ.  The technical and operation expertise in conducting exploration operations will be provided by participating in the Company’s interest oil and gas companies.  The Company is also exploring opportunities in other areas of the energy industry

State of Participation Interests

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).
(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.
(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.
(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.
(5)	No contracts have been entered into as of the date hereof.
(6)
Includes the 9% reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

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Critical Accounting Policies

The Company has identified the policies below as critical to its business operations and the understanding of its results of operations.  The impact and any associated risks related to these policies on the Company’s business operations are discussed throughout this section where such policies affect the Company’s reported and expected financial results.  Management’s preparation of this Annual Report on Form 10-K requires it to make estimates and assumptions that affect the reported amount of assets and liabilities, and that effect the disclosure of contingent assets and liabilities.  There is no assurance that actual results will not differ from those estimates and assumptions.

Concentration of Risks

The Company’s current focus is to exploit assets consisting of agreements with the DRSTP concerning oil and gas exploration in EEZ and with the JDA concerning oil and gas exploration in the JDZ.  The Company has formed relationships with other oil and gas companies with the technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

Asset Retirement Obligation

ERHC’s asset retirement obligation relates to the plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas. The provisions of SFAS No. 143 require the fair value of a liability for an asset retirement obligation to be recorded and a corresponding increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized asset retirement cost is depleted over the useful life of the asset.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to the retirement obligation and the asset retirement cost. The offsetting ARO liability is recorded at fair value, and accretion expense recognized as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO asset and liability is measured using expected future cash out flows discounted at the Company’s credit adjusted risk free interest rate. These oil and gas properties were abandoned and written off during the year ended September 30, 1999 and the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Impairment of Long-lived Assets

ERHC evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired.  ERHC determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.  Impairments are charged to operations in the period to which events and circumstances indicate that such assets might be impaired.  ERHC has evaluated its investment in its DRSTP concession fee in light of its 2003 Option Agreement (see Note 4) and there have been no events or circumstances that would indicate that such asset might be impaired.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning the first quarter of fiscal 2008. The Company is currently assessing the potential impact that adoption of SFAS No. 157 would have on its financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement classification, accounting for interest and penalties and accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the potential impact that adoption of FIN No. 48 would have on its financial statements.

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Former Operations - Asset Retirement Obligation

The Company has accrued $485,000 as a liability on the balance sheet relating to the estimated costs on plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas.  The Company acquired a lease in oil fields located in Wichita County, Texas, which was subsequently assigned to a former shareholder.  However, in connection with the lease in Wichita County, the Company may remain liable for certain plugging and abandonment costs, estimated to be approximately $485,000.  The Company uses SFAS No. 143 to account for this obligation.  These properties were abandoned and written off during the year ended September 30, 1999 and the Company believes the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Management reviews this accrual quarterly for any adjustments necessary.  There has been no activity related to this liability in several years, however, management believes that the accrual is appropriate and conservative at this time.

Results of Operations

Year ended September 30, 2007 Compared to Year Ended September 30, 2006

During fiscal 2007, the Company had general and administrative expenses of $4,954,848 compared with $5,979,609 in fiscal 2006.  The decrease results primarily from the grant of stock warrants for our outside consultants valued at $1,145,000 in fiscal 2006 versus employee compensatory stock option expense of $175,440 in fiscal 2007.

During 2007, the Company had a net loss of $1,756,904, compared to a net income of $23,171,536 for fiscal 2006.  The primary reason for the $24,928,440 decrease in net income for the year ended September 30, 2007 was due to a $30,102,250 net gain in fiscal 2006 from the sale of participation interests in the three JDZ Blocks under production sharing contracts with various joint venture partners.

During fiscal 2007 and 2006, the Company had no revenues from which cash flows could be generated to support operations.  In fiscal 2007 and 2006, the Company relied primarily upon cash generated from the 2006 sale of interests to fund operations.

Year ended September 30, 2006 Compared to Year Ended September 30, 2005

During fiscal 2006, the Company had general and administrative expenses of $5,979,609 compared with $4,645,783 in fiscal 2005.  This increase was primarily attributed to increased legal fees as a result of the Department of Justice investigation.

During 2006, the Company had net income of $23,171,536, compared to a net loss of $11,270,478 for fiscal 2005.  The three primary reasons for the $34,442,014 improvement in net income for the year ended September 30, 2006 were: (i) a $30,102,250 net gain from the sale of participation interests in the three JDZ Blocks under production sharing contracts with various joint venture partners; (ii) a $5,749,575 non-cash loss on extinguishment of debt during fiscal 2005 as the result of the issuance of shares in conjunction with a conversion of debt to common stock; and (iii) fiscal 2006 income tax expense of $2,063,000.

During fiscal 2006, the Company entered into production sharing agreements in Blocks 2, 3 and 4 under which they sold various participating interests for total cash proceeds of $45,900,000 which resulted in net cash provided by investing activities of $45,896,876, compared with net cash used by investing activities of $24,277 for fiscal 2005.

During fiscal 2006 and 2005, the Company had no revenues from which cash flows could be generated to support operations.  In fiscal 2006, the Company relied primarily upon cash generated from the sale of interests to fund operations and in fiscal 2005, the Company relied on borrowings funded from its line of credit as well as the sale of common stock.

Liquidity and Capital Resources

As of September 30, 2007, the Company had working capital of $31,002,664.  The Company believes that it has sufficient liquidity to meet working capital requirements for fiscal 2008.

Through September 30, 2007, ERHC has incurred substantial costs in responding to the investigations by the DOJ, SEC and Senate Subcommittee. Those costs consist primarily of legal fees paid to the Company’s legal counsel, Akin Gump Strauss Hauer & Feld LLP and documents production costs. These costs have had a significant negative impact on the Company’s cash flows from operations and ERHC expects the use of cash to address these investigations, if continued at current levels could have a serious negative impact on the Company’s liquidity. Neither management nor and its legal counsel can currently assess the magnitude of future cash requirement that could result from prolonged investigations or any negative findings that arise from the investigations. In a worst case scenario, the Company’s cash resources could be exhausted and the Company’s status as a going concern could be brought into substantial doubt.

21

Off-Balance Sheet Arrangements

As of September 30, 2007, the Company does not have any off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table provides information at September 30, 2007, about the Company’s contractual obligations and commercial commitments.  The table presents contractual obligation by due dates and related contractual commitments by expiration dates.

Contractual Obligations	Total	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 Years

Convertible debt (1)	$33,513	$33,513	$-	$-	$-
Operating lease (2)	454,920	107,040	321,120	26,760	-

Total	$488,433	$140,553	$321,120	$26,760	$-

(1)	This represents a convertible note to Joseph Charles and Associates, for which the Company has been unable to locate the payee.

(2)	Lease obligations consist of operating lease for office space. Office lease represent non-cancelable leases for office space used in our daily operations.

Contingencies and Legal Matters

For a detailed discussion of contingencies and legal matters, see “Item 3. Legal Proceedings”.

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk

The Company’s current focus is to exploit its primary assets, which are rights to working interest in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company intends to continue to form relationships with other oil and gas companies with technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

At September 30, 2007, all of the Company's operations were located outside the United States.  The Company’s primary asset are agreements with DRSTP and the JDA, which provide ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in the agreements in this area may be impacted by this circumstance.

The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on foreign subsidiaries) and changes in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be denominated.  As well, changes in exchange rates may adversely affect the Company's future results of operations and financial condition.

Market risks relating to the Company’s operations result primarily from changes in interest rates as well as credit risk concentrations.  The Company’s interest expense is generally not sensitive to changes in the general level of interest rates in the United States, particularly because a substantial majority of its indebtedness is at fixed rates.

The Company holds no derivative financial or commodity instruments, nor does it engage in any foreign currency denominated transactions.

22

Item 8.  Financial Statements and Supplementary Data

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

Reports of Independent Public Accounting Firm:

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting as of September 30, 2007	24

Report of Independent Registered Public Accounting Firm on the Financial Statements for the Years ended September 30, 2007 and 2006	25

Consolidated Financial Statements:

Consolidated Balance Sheets as of September 30, 2007 and 2006	26

Consolidated Statements of Operations for the Years Ended September 30, 2007, 2006 and 2005, and for the period from inception, September 5, 1995, to September 30, 2007	27

Consolidated Statements of Shareholders' Equity (Deficit) for the period from inception, September 5, 1995, to September 30, 2007	28

Consolidated Statements of Cash Flows for the Years Ended September 30, 2007, 2006 and 2005, and for the period from inception, September 5, 1995, to September 30, 2007	39

Notes to Consolidated Financial Statements	41

Financial Statement Schedules:

None

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under instructions or are inapplicable and therefore have been omitted.

23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ERHC Energy Inc.
Houston, Texas

We have audited the internal control of ERHC Energy Inc. over its financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ERHC Energy Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ERHC Energy Inc. as of September 30, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three years then ended, and our reports dated December 7, 2007 expressed an unqualified opinion on those consolidated financial statements.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

December 7, 2007

24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ERHC Energy Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of ERHC Energy Inc., a corporation in the development stage, as of September 30, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the three years then ended.  These financial statements are the responsibility of ERHC’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ERHC as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ERHC’s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 7, 2007 expressed an unqualified opinion on management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

December 7, 2007

25

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED BALANCE SHEETS
September 30, 2007and 2006

	2007	2006

ASSETS
Current assets:
Cash	$34,721,933	$40,991,114
Prepaid expenses and other current assets	179,955	1,073,031
Income tax refundable	1,568,758	-
Deferred tax asset – current	480,000	480,000

Total current assets	36,950,646	42,544,145

DRSTP concession fee	2,839,500	2,839,500
Furniture and equipment, net	64,495	14,604
Deferred tax asset	-	480,000

Total assets	$39,854,641	$45,878,249

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$5,183,979	$6,784,004
Accounts payable and accrued liabilities, related parties	238,614	69,439
Accrued interest	6,876	5,023
Federal income taxes payable	-	3,013,147
Asset retirement obligation	485,000	485,000
Convertible debt	33,513	33,513

Total current liabilities	5,947,982	10,390,126

Commitments and contingencies	-	-

Shareholders' equity:
Preferred stock, par value $0.0001; authorized 10,000,000; none issued and outstanding	-	-
Common stock, par value $0.0001; authorized 950,000,000 shares; issued and outstanding 721,938,550 and 718,988,982 at September 30, 2007 and 2006, respectively	72,193	71,899
Additional paid-in capital	91,827,545	91,652,399
Deficits accumulated in the development stage	(57,993,079)	(56,236,175)

Total shareholders’ equity	33,906,659	35,488,123

Total liabilities and shareholders' equity	$39,854,641	$45,878,249

The accompanying notes are an integral part of these financial statements.

26

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to
				September 30,
	2005	2006	2007	2007
				(Unaudited)
Operating costs and expenses:
General and administrative Expenses	$4,645,783	$5,979,609	$4,954,848	$64,093,110
Depreciation, depletion and amortization	6,676	9,147	21,917	1,385,930
Gain from sale of partial interest in DRSTP Concession	-	(30,102,250)	-	(30,102,250)
Write-offs and abandonments	-	-	-	7,742,128

(Loss) gain from operations	(4,652,459)	24,113,494	(4,976,765)	(43,118,918)

Other income and (expenses):
Interest income	26,494	1,123,141	1,998,704	3,148,339
Gain (loss) from settlements	252,310	-	(500,000)	(247,690)
Other income	-	-	-	439,827
Interest expense	(1,147,248)	(2,099)	(1,843)	(12,125,062)
Loss on extinguishment of debt	(5,749,575)	-	-	(5,749,575)

Total other income and expenses, net	(6,618,019)	1,121,042	1,496,861	(14,534,161)

Income (loss) before benefit (provision) for income taxes	(11,270,478)	25,234,536	(3,479,904)	(57,653,079)

Benefit (provision) for income taxes
Current	-	(3,023,000)	1,243,000	(1,780,000)
Deferred	-	960,000	480,000	1,440,000

Total benefit (provision) for income taxes	-	(2,063,000)	1,723,000	(340,000)

Net income (loss)	$(11,270,478)	$23,171,536	$(1,756,904)	$(57,993,079)

Net income (loss) per common shares Basic and diluted	$(0.02)	$0.03	$0.00

Weighted average number of common shares outstanding -
Basic	671,164,058	712,063,980	720,966,165
Diluted	671,164,058	717,410,403	720,966,165

The accompanying notes are an integral part of these financial statements.

27

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 5, 1995	-	$-	$-	$-	$-	$-	$-

Common stock issued for cash	884,407	88	-	-	-	-	88

Common stock issued for Services	755,043	76	499,924	-	-	(500,000)	-
Net loss	-	-	-	(3,404)	-	-	(3,404)
Balance at September 30, 1995	1,639,450	164	499,924	(3,404)	-	(500,000)	(3,316)

Common stock issued for cash, net of expenses	361,330	36	124,851	-	-	-	124,887
Common stock issued for
Services	138,277	14	528,263	-	-	-	528,277
Common stock issued for Equipment	744,000	74	3,719,926	-	-	-	3,720,000
Effect of reverse merger	1,578,470	158	(243,488)	-	-	-	(243,330)
Amortization of deferred compensation	-	-	-	-	-	72,500	72,500
Net loss	-	-	-	(728,748)	-	-	(728,748)

Balance at September 30, 1996	4,461,527	$446	$4,629,476	$(732,152)	$-	$(427,500)	$3,470,270

The accompanying notes are an integral part of these financial statements.

28

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1996	4,461,527	$446	$4,629,476	$(732,152)	$-	$(427,500)	$3,470,270

Common stock issued for cash	2,222,171	222	1,977,357	-	(913,300)	-	1,064,279
Common stock issued for services	9,127,981	913	12,430,725	-	-	-	12,431,638
Common stock issued for oil and gas leases and properties	500,000	50	515,575	-	-	-	515,625
Common stock issued for Chevron contract	3,000,000	300	-	-	-	-	300
Common stock issued for BAPCO acquisition	4,000,000	400	499,600	-	-	-	500,000
Contributed	(100,000)	(10)	(99,990)	-	-	-	(100,000)
Amortization of deferred compensation	-	-	-	-	-	177,500	177,500
Net loss	-	-	-	(16,913,052)	-	-	(16,913,052)

Balance at September 30, 1997	23,211,679	$2,321	$19,952,743	$(17,645,204)	$(913,300)	$(250,000)	$1,146,560

The accompanying notes are an integral part of these financial statements.

29

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1997	23,211,679	$2,321	$19,952,743	$(17,645,204)	$(913,300)	$(250,000)	$1,146,560

Common stock and warrants issued for cash	1,124,872	113	972,682	-	-	-	972,795
Common stock issued for services	1,020,320	102	1,526,878	-	-	-	1,526,980
Common stock issued for Uinta acquisition	1,000,000	100	1,999,900	-	-	-	2,000,000
Common stock issued for Nueces acquisition	50,000	5	148,745	-	-	-	148,750
Common stock issued for accounts payable	491,646	49	337,958	-	-	-	338,007
Beneficial conversion feature associated with convertible debt	-	-	1,387,500	-	-	-	1,387,500
Receipt of subscription receivable	-	-	-	-	913,300	-	913,300
Option fee and penalty	299,536	30	219,193	-	-	-	219,223
Common stock issued for building equity	24,000	2	69,998	-	-	-	70,000
Amortization of deferred compensation	-	-	-	-	-	125,000	125,000
Net loss	-	-	-	(11,579,024)	-	-	(11,579,024)

Balance at September 30, 1998	27,222,053	$2,722	$26,615,597	$(29,224,228)	$-	$(125,000)	$(2,730,909)

The accompanying notes are an integral part of these financial statements.

30

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1998	27,222,053	$2,722	$26,615,597	$(29,224,228)	$-	$(125,000)	$(2,730,909)

Common stock issued for cash	397,040,000	39,704	2,062,296	-	-	-	2,102,000
Common stock issued for services	7,169,000	717	1,034,185	-	-	-	1,034,902
Common stock issued for Uinta settlement	7,780,653	778	2,541,161	-	-	-	2,541,939
Common stock surrendered in BAPCO settlement	(7,744,000)	(774)	(2,709,626)	-	-	-	(2,710,400)
Common stock issued for accounts payable, debt,accrued interest and penalties	42,334,767	4,233	6,768,054	-	-	-	6,772,287
Common stock issued for officer's salary and bonuses	10,580,000	1,058	4,723,942	-	-	-	4,725,000
Common stock issued for shareholder loans and accrued interest payable	3,939,505	394	771,318	-	-	-	771,712
Reclassification of common stock previously presented as a liability	750,000	75	1,499,925	-	-	-	1,500,000
Amortization of deferred compensation	-	-	-	-	-	125,000	125,000
Net loss	-	-	-	(19,727,835)	-	-	(19,727,835)

Balance at September 30, 1999	489,071,978	$48,907	$43,306,852	$(48,952,063)	$-	$-	$(5,596,304)

The accompanying notes are an integral part of these financial statements.

31

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1999	489,071,978	$48,907	$43,306,852	$(48,952,063)	$-	$-	$(5,596,304)

Common stock issued for con -version of debt and payment of accrued interest and penalties	7,607,092	761	295,120	-	-	-	295,881
Net loss	-	-	-	(1,958,880)	-	-	(1,958,880)

Balance at September 30, 2000	496,679,070	49,668	43,601,972	(50,910,943)	-	-	(7,259,303)

Common stock issued for services	37,000,000	3,700	1,846,300	-	-	-	1,850,000
Net loss	-	-	-	(6,394,810)	-	-	(6,394,810)

Balance at September 30, 2001	533,679,070	$53,368	$45,448,272	$(57,305,753)	$-	$-	$(11,804,113)
The accompanying notes are an integral part of these financial statements.

32

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2001	533,679,070	$53,368	$45,448,272	$(57,305,753)	$-	$-	$(11,804,113)

Common stock issued for cash net of expenses	4,000,000	400	643,100	-		-	643,500
Common stock issued for services	3,475,000	348	527,652	-	-	-	528,000
Common stock issued for accounts payable	4,407,495	440	817,757	-	-	-	818,197
Common stock issued for con -version of debt and pay-ment of accrued interest And penalties	7,707,456	771	1,540,721	-	-	-	1,541,492
Common stock issued for officer's salary and bonuses	2,700,000	270	289,730	-	-	-	290,000
Net loss	-	-	-	(4,084,210)	-	-	(4,084,210)

Balance at September 30, 2002	555,969,021	$55,597	$49,267,232	$(61,389,963)	$-	$-	$(12,067,134)

The accompanying notes are an integral part of these financial statements.

33

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2002	555,969,021	$55,597	$49,267,232	$(61,389,963)	$-	$-	$(12,067,134)

Common stock issued for cash, net of expenses	9,440,000	944	1,071,556	-	-	-	1,072,500
Common stock issued for accounts payable	1,527,986	153	177,663	-	-	-	177,816
Common stock issued for con -version of debt and payment of accrued interest	17,114,740	1,711	3,421,227	-	-	-	3,422,938
Net loss	-	-	-	(3,153,882)	-	-	(3,153,882)

Balance at September 30, 2003	584,051,747	$58,405	$53,937,678	$(64,543,845)	$-	$-	$(10,547,762)

The accompanying notes are an integral part of these financial statements.

34

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2003	584,051,747	$58,405	$53,937,678	$(64,543,845)	$-	$-	$(10,547,762)

Common stock issued for cash, net of expenses	3,231,940	323	974,677	-	-	-	975,000
Common stock issued for accounts payable	1,458,514	146	533,102	-	-	-	533,248
Common stock issued for con -version of debt and payment of accrued interest	11,185,052	1,119	2,236,093	-	-	-	2,237,212
Common stock issued for proceeds received in 2003	1,000,000	100	(100)	-	-	-	-
Beneficial conversion feature associated with the con-vertible line of credit	-	-	1,058,912	-	-	-	1,058,912
Options issued to employee	-	-	765,000	-	-	(765,000)	-
Amortization of deferred compensation	-	-	-	-	-	308,126	308,126
Common stock issued for cash Less exercise of options And/or warrants	247,882	25	(25)	-	-	-	-
Net loss	-	-	-	(3,593,388)	-	-	(3,593,388)

Balance at September 30, 2004	601,175,135	$60,118	$59,505,337	$(68,137,233)	$-	$(456,874)	$(9,028,652)

The accompanying notes are an integral part of these financial statements.

35

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2004	601,175,135	$60,118	$59,505,337	$(68,137,233)	$-	$(456,874)	$(9,028,652)

Common stock issued for accounts payable	735,000	73	359,716	-	-	-	359,789
Common stock issued for con -version of debt and payment of accrued interest	107,819,727	10,782	22,678,054	-	-	-	22,688,836
Common stock issued in settle-ment of lawsuits	595,000	59	394,391	-	-	-	394,450
Variable accounting for repriced employee stock options	-	-	300,000	-	-	(300,000)	-
Beneficial conversion feature associated with the con-vertible line of credit			347,517				347,517
Amortization of deferred compensation	-	-	-	-	-	449,737	449,737
Common stock issued for cash Less exercise of options And/or warrants	587,364	59	(59)	-	-	-	-
Net loss	-	-	-	(11,270,478)	-		(11,270,478)

Balance at September 30, 2005	710,912,226	$71,091	$83,584,956	$(79,407,711)	$-	$(307,137)	$3,941,199

The accompanying notes are an integral part of these financial statements.

36

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2005	710,912,226	$71,091	$83,584,956	$(79,407,711)	$-	$(307,137)	$3,941,199

Variable accounting for repriced employee stock options	-	-	(60,660)	-	-	-	(60,660)
Issuance of warrants for success fee	-	-	5,154,500	-	-	-	5,154,500
Issuance of options as comp-ensation to consultants	-	-	1,145,000	-	-	-	1,145,000
Common stock issued upon exercise of warrants	800,000	80	159,920	-	-	-	160,000
Amortization of deferred Compensation	-	-	(307,137)	-	-	307,137	-
Common stock issued for board compensation	4,665,000	467	1,976,081	-	-	-	1,976,548
Common stock issued for cash Less exercise of options And/or warrants	2,611,756	261	(261)	-	-	-	-
Net income	-	-	-	23,171,536	-	-	23,171,536

Balance at September 30, 2006	718,988,982	$71,899	$91,652,399	$(56,236,175)	$-	$-	$35,488,123

The accompanying notes are an integral part of these financial statements.

37

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2006	718,988,982	$71,899	$91,652,399	$(56,236,175)	$-	$-	$35,488,123

Accounting for employee stock options	-	-	175,440	-	-	-	175,440
Common stock issued for cash Less exercise of options And/or warrants	2,949,568	294	(294)	-	-	-	-
Net income	-	-	-	(1,756,904)	-	-	(1,756,904)

Balance at September 30, 2007	721,938,550	$72,193	$91,827,545	$(57,993,079)	$-	$-	$33,906,659

The accompanying notes are an integral part of these financial statements.

38

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to
				September 30,
	2005	2006	2007	2007
				(Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$(11,270,478)	$23,171,536	$(1,756,904)	$(57,993,079)
Adjustments to reconcile net income (loss) to net cash used by operating activities
Depreciation, depletion and amortization expenses	6,676	9,147	21,917	1,385,930
Write-offs and abandonments	-	-	-	7,742,128
Deferred income taxes	-	(960,000)	480,000	(480,000)
Compensatory stock options	-	1,084,340	175,440	1,259,780
Gain from settlement	(252,310)	-	-	(252,310)
Gain on sale of partial interest in DRSTP concession	-	(30,102,250)	-	(30,102,250)
Amortization of beneficial conversion feature associated with convertible debt	784,348	-	-	2,793,929
Amortization of deferred Compensation	449,737	-	-	1,257,863
Common stock issued for services	-	-	-	20,897,077
Common stock issued for settlements	-	-	-	225,989
Common stock issued for officer Bonuses	-	-	-	5,015,000
Common stock issued for interest and penalties on convertible debt	-	-	-	10,631,768
Common stock issued for board compensation	-	1,976,548	-	1,976,548

Gain (loss) on extinguishment of debt	5,749,575	-	-	5,682,368
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(5,835)	(1,040,938)	893,077	(179,954)
Income tax refundable	-	-	(1,568,758)	(1,568,758)
Accounts payable and other accrued liabilities	324,454	(1,210,546)	(1,598,173)	(2,612,896)
Accrued federal income taxes	-	3,013,147	(3,013,147)	-
Accrued officers' salaries	(76,275)	-	-	-
Accounts payable, and accrued liabilities, related party	2,146,375	(1,995,236)	169,175	238,614
Accrued interest - related party	386,228	-	-	-
Accrued retirement obligation	-	-	-	485,000

Net cash used by operating activities	$(1,757,505)	$(6,054,252)	$(6,197,373)	$(33,597,253)

The accompanying notes are an integral part of these financial statements.

39

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to
				September 30,
	2005	2006	2007	2007
				(Unaudited)
Cash Flows from Investing Activities
Release of restricted cash	$3,026	$-	$-	$-
Purchase of DRSTP concession	-	-	-	(5,679,000)
Proceeds from sale of partial interest In DRSTP concession	-	45,900,000	-	45,900,000
Purchase of furniture and equipment	(27,303)	(3,124)	(71,808)	(877,200)

Net cash provided (used) by investing Activities	(24,277)	45,896,876	(71,808)	39,343,800

Cash Flows from Financing Activities:
Proceeds from warrants exercised	-	160,000	-	160,000
Proceeds from common stock, net of expenses	-	-	-	6,955,049
Proceeds from related party line of credit	2,750,000	-	-	2,750,000
Proceeds from related party debt	-	-	-	158,700
Proceeds from related party convertible debt	-	-	-	8,207,706
Proceeds from convertible debt	-	-	-	9,019,937
Proceeds from note payable to bank	-	-	-	175,000
Proceeds from shareholder loans	-	-	-	1,845,809
Collection of stock subscription receivable	-	-	-	913,300
Repayment of shareholder loans	-	-	-	(1,020,607)
Repayment of long-term debt	-	-	-	(189,508)

Net cash provided by investing activities	2,750,000	160,000	-	28,975,386

Net increase (decrease) in cash and cash equivalents	968,218	40,002,624	(6,269,181)	34,721,933

Cash and cash equivalents, beginning of period	20,272	988,490	40,991,114	-

Cash and cash equivalents, end of period	$988,490	$40,991,114	$34,721,933	$34,721,933

Supplemental Disclosure of Cash Flow Information
Cash paid for interest expense	$-	$-	$-	$-
Cash paid for income taxes	-	-	2,378,905	-

The accompanying notes are an integral part of these financial statements

40

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended September 30, 2007, 2006 and 2005 and for the Period from Inception,
September 5, 1995, to September 30, 2007

Note 1 – Summary of Significant Accounting Policies

General Business and Nature of Operations

ERHC Energy Inc. is an independent oil and gas company that reports as a development stage enterprise because there are currently no significant operations and no revenue has been generated from business activities.  ERHC was formed in 1986, as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas company.  ERHC’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its primary assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome and Principe (“DRSTP”) and the Federal Republic of Nigeria (“FRN”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”).  The Company has formed relationships with upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ as further described in Note 4.  ERHC currently has no other operations.

Consolidated Financial Statements

The consolidated financial statements include the accounts of ERHC and its wholly owned subsidiary, after elimination of all significant inter-company accounts and transactions.

Use of estimates

The consolidated financial statements have been prepared in conformity with U. S. generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period for the years then ended. Actual results could differ significantly from those estimates.

Cash equivalents

ERHC considers all highly liquid short-term investments with an original maturity of three months or less, when purchased, to be cash equivalents.

Concentration of risks

ERHC primarily transacts its business with three financial institutions. From time to time the amount on deposit in either one of these institutions may exceed the $100,000 federally insured limit.  The balances are maintained in demand accounts to minimize risk.

ERHC’s current focus is to exploit its assets which are agreements with the DRSTP concerning oil and gas exploration in EEZ and with the JDA concerning oil and gas exploration in the JDZ.  ERHC has formed relationships with Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and Addax Energy Nigeria Limited ("Addax Ltd.") to assist ERHC in leveraging its interests in the EEZ and the JDZ. ERHC currently has no other operations.

41

Successful efforts

ERHC uses the successful efforts method of accounting for oil and gas producing activities.  Under this method, acquisition costs for proved and unproved properties are capitalized when incurred.  Exploration costs, including geological and geophysical costs, the costs of carrying and retaining unproved properties and exploratory dry hole drilling costs, are expensed.  Development costs, including the costs to drill and equip development wells, and successful exploratory drilling costs to locate proved reserves are capitalized. Exploratory drilling costs are capitalized when incurred pending the determination of whether a well has found proved reserves.  A determination of whether a well has found proved reserves is made shortly after drilling is completed. The determination is based on a process that relies on interpretations of available geologic, geophysic, and engineering data.  If a well is determined to be successful, the capitalized drilling costs will be reclassified as part of the cost of the well.  If a well is determined to be unsuccessful, the capitalized drilling costs will be charged to expense in the period the determination is made.  If an exploratory well requires a major capital expenditure before production can begin, the cost of drilling the exploratory well will continue to be carried as an asset pending determination of whether proved reserves have been found only as long as: i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made and ii) drilling of the additional exploratory wells is under way or firmly planned for the near future.  If drilling in the area is not under way or firmly planned, or if the well has not found a commercially producible quantity of reserves, the exploratory well is assumed to be impaired, and its costs are charged to expense.

In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well is not carried as an asset for more than one year following completion of drilling.  If, after that year has passed, a determination that proved reserves exist cannot be made, the well is assumed to be impaired, and its costs are charged to expense.  Its costs can, however, continue to be capitalized if sufficient quantities of reserves are discovered in the well to justify its completion as a producing well and sufficient progress is made in assessing the reserves and the well's economic and operating feasibility.

The impairment of unamortized capital costs is measured at a lease level and is reduced to fair value if it is determined that the sum of expected future net cash flows is less than the net book value. ERHC determines if impairment has occurred through either adverse changes or as a result of the annual review of all fields.

Development costs of proved oil and gas properties, including estimated dismantlement, restoration and abandonment costs and acquisition costs, are depreciated and depleted on a field basis by the units-of-production method using proved developed and proved reserves, respectively. The costs of unproved oil and gas properties are generally combined and impaired over a period that is based on the average holding period for such properties and the Company's experience of successful drilling.

Asset Retirement Obligation

ERHC’s asset retirement obligation relates to the plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas. The provisions of SFAS No. 143 require the fair value of a liability for an asset retirement obligation to be recorded and a corresponding increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized asset retirement cost is depleted over the useful life of the asset.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to the retirement obligation and the asset retirement cost. The offsetting ARO liability is recorded at fair value, and accretion expense recognized as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO asset and liability is measured using expected future cash out flows discounted at the Company’s credit adjusted risk free interest rate. These oil and gas properties were abandoned and written off during the year ended September 30, 1999 and the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Impairment of long-lived assets

ERHC evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired.  ERHC determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.  Impairments are charged to operations in the period to which events and circumstances indicate that such assets might be impaired.  ERHC has evaluated its investment in its DRSTP concession fee in light of its 2003 Option Agreement (see Note 4) and there have been no events or circumstances that would indicate that such asset might be impaired.

42

Income taxes

ERHC accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 - “ Accounting for Income Taxes, ” which provides for an asset and liability approach in accounting for income taxes.  Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period.  Diluted income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding, after giving effect to potentially dilutive common share equivalents outstanding during the period.  Potentially dilutive common share equivalents are not included in the computation of diluted  income (loss) per share if they are anti-dilutive.  Diluted income (loss) per common share is the same as basic for all periods presented because the effect of potentially dilutive common shares arising from outstanding stock warrants and options was anti-dilutive.  For the year ended September 30, 2006, the potentially dilutive common shares from stock options and warrants were 5,346,423.  If all convertible debt instruments, including accrued interest were to be considered, an additional 192,680 common shares for the year ended September 30, 2006 may have been dilutive depending on the results of operations. For the year ended September 30, 2007 and 2005, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Stock-based compensation

On October 1, 2005, ERHC began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards No. 123R, Share-Based Payment, as interpreted by SEC Staff Accounting Bulletin No. 107. Prior to October 1, 2005, ERHC had accounted for stock options according to the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and therefore no related compensation expense was recorded for awards granted with no intrinsic value. ERHC adopted the modified prospective transition method provided for under SFAS No. 123R, and consequently, has not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock options recognized in the first quarter of Fiscal 2006 includes: 1) quarterly amortization related to the remaining unvested portion of all stock option awards granted prior to October 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and 2) quarterly amortization related to all stock option awards granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for ERHC beginning the first quarter of fiscal 2008. The Company is currently assessing the potential impact that adoption of SFAS No. 157 would have on our financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement classification, accounting for interest and penalties and accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the potential impact that adoption of FIN No. 48 would have on its financial statements.

43

Reclassifications

During the year ended September 30, 2005, ERHC corrected a 1,222,153 understatement in the number of shares of common stock outstanding that has consistently existed for many years. The shares were issued at a time when the stock had no significant value and, accordingly, the correction of outstanding shares resulted in a $122 increase in common stock and a corresponding decrease in additional paid-in capital. All periods presented have been corrected to include these additional shares.

Certain prior year amounts have been reclassified to conform to the current year presentation

Note 2 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of September 30, 2007 and 2006:

	2007	2006

Accrued success fee	$-	$1,500,000
Accrued stock payable – success fee	4,803,750	4,803,750
Accrued settlement payable	-	175,000
Accounts payable	380,228	305,254

	$5,183,978	$6,784,004

Note 3 – Revision to Financial Statements

ERHC had revised its financial statements to report as a development stage company for the year ended September 30, 2006.  Accordingly, the statements of operations, stockholders’ equity and cash flows include inception to date amounts.  The consolidated statements of stockholders’ equity of the Company for the years ended from inception (September 5, 1995) through September 30, 1998 were audited by other auditors who are no longer members of the Public Company Accounting Oversight Board and whose reports for each of the years ended from inception (September 5, 1995) through September 30, 1998 expressed an unqualified opinion on those statements.

Note 4 - Sao Tome Concession

In April 2003, the Company and the DRSTP entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  However, ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

44

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.

(5)	No contracts have been entered into as of the date hereof.

(6)
Includes the 9% reclaimed by ERHC from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

This exercise of the Company’s rights was subject to the condition that if no license is awarded or a license is awarded and subsequently withdrawn by the JDA prior to the commencement of operations, ERHC will be entitled to receive its working interest in that block in a future license awarded for the block.

On April 28, 2005, ERHC and its then consortium partner Noble Energy International, Ltd. (“Noble”) entered into a Memorandum of Understanding with Godsonic Oil Company Limited (“Godsonic”), an independent bidder for interest in Block 4. The Memorandum of Understanding stated that if ERHC/Noble received less than a 26% bid-interest award in Block 4. Godsonic would transfer whatever Godsonic received in the Block to ERHC/Noble; on the other hand, if ERHC/Noble received more than a 26% bid-interest award in Block 4 from the JDA,. ERHC/Noble would transfer the excess over 26% to Godsonic.

In June 2005, the JDA awarded ERHC and its then consortium partner Noble a 35% bid interest in Block 4 of the JDZ, in addition to the option interest of 25% which ERHC had exercised in the Block. In October 2005, Noble withdrew from participation in Block 4 and Addax Petroleum (Nigeria Offshore 2) Limited (“Addax”) replaced Noble as ERHC’s consortium partner. By a Letter Agreement of October 24, 2005, ERHC and Addax undertook to transfer a 9% interest, out of the 35% bid interest, to Godsonic subject to Godsonic meeting financial and other conditions. In November 2005, ERHC and Addax entered into a Participation Agreement dated November 17, 2005 (the “Participation Agreement”) whereby ERHC undertook to assign a 42.3% interest (the “Assigned Interest”) in Block 4 to Addax.  Under the Participation Agreement, ERHC’s “Retained Interest” would be 17.7% in Block 4.  The Participation Agreement stated Addax’s cash payment obligations to ERHC to be $18 million, which was paid in February and March 2006.

By an Amendment made on February 23, 2006, ERHC and Addax amended the Participation Agreement so that the Assigned Interest to Addax would be changed to 33.3% while ERHC’s Retained Interest would remain at 17.7%. By another Amendment made on March 14, 2006, ERHC and Addax further amended the Participation Agreement so that the “Assigned Interest” would be 33.3% and ERHC’s “participating interest” would be 26.7%.

On March 15, 2006, an agreement to assign 9% in Block 4 to Godsonic was entered into between ERHC and Godsonic subject to Godsonic meeting stipulated financial and other conditions. By a further Amendment made on April 11, 2006 to the Participation Agreement, ERHC and Addax provisionally agreed that if Godsonic did not meet the obligations on the 9% interest to be transferred to Godsonic and was foreclosed from all claims to the 9% interest, ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  See Note 10.

45

In July 2007, ERHC acted on behalf of the Addax/ERHC consortium to reclaim Godsonic’s 9% share of JDZ Block 4 because Godsonic failed to meet certain obligations.  Addax claims entitlement under the existing agreements to 7.2% out of the recovered 9%, leaving 1.8% remaining with ERHC.  If finalized, this would increase ERHC’s share of JDZ Block 4 from 17.7% to 19.5%.  ERHC and Addax are amicably exchanging statements in arbitration, to resolve whether or not additional consideration is due to ERHC from Addax for the 7.2% claimed by Addax under the terms of the existing agreements. The parties are also exploring mediation as an alternative to seeing arbitration to conclusion.

Under the Participation Agreement between ERHC and Addax, as variously amended, Addax will serve as operator and pay all of ERHC’s future costs in respect of all petroleum operations in Block 4. Addax is entitled to up to 100% of ERHC’s share of cost oil and 50% of ERHC’s share of profit oil until Addax recovers ERHC’s costs.

In March 2006, ERHC sold a 28.67% participating interest in Block 2 of the JDZ to Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and a 14.33% participating interest in Block 2 of the JDZ to Addax Energy Nigeria Limited ("Addax Ltd.") leaving a 22% participating interest in Block 2 to the Company. In exchange, Sinopec paid ERHC $13.6 million and Addax Ltd. paid ERHC $6.8 million in the second quarter of fiscal 2006. Under the participation agreement among ERHC, Sinopec and Addax Ltd., Sinopec will serve as operator, and Sinopec and Addax Ltd. will pay all of ERHC's future costs in respect of petroleum operations in Block 2. Sinopec and Addax Ltd. are entitled to 100% of ERHC's allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until they recover ERHC's costs and Sinopec is to receive 6% interest on its future costs, up to $35 million, but only to the extent that those costs are covered by production.

ERHC sold various participating interests in Blocks 2, 3 and 4 (as noted above) during 2006 for total cash proceeds of $45,900,000.  Following is an analysis of the sale of the participating interests in blocks 2, 3 and 4.

	Cost	Cash	Success	Gain
	Basis	Proceeds	Fees (1)	Loss

Block 2	$946,500	$20,400,000	$12,958,250	$6,495,250

Block 3	946,500	7,500,000	-	6,553,500

Block 4	946,500	18,000,000	-	17,053,500

Total	$2,839,500	$45,900,000	$12,958,250	$30,102,250

(1) See Note 5

ERHC’s goal is to enter into agreements to exploit its interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

Note 5 - DRSTP Success Fee

ERHC agreed to pay a $3 million cash success fee ($1.5 million was paid in March 2006 and the remaining $1.5 million was paid in March 2007) to Feltang International Inc., a British Virgin Island company that was responsible for obtaining Sinopec’s participation in Block 2.  ERHC also will issue to Feltang 5,250,000 shares of common stock and warrants to purchase 6,500,000 shares at an exercise price of $0.355 per share.  The common stock was valued at $4,803,750 (included in accounts payable at September 30, 2007 and 2006) based on the quoted market value of the common stock on the date Sinopec signed the production sharing agreement. The warrants were valued at $5,154,500 based on a valuation using the Black-Scholes Option Pricing Model and the following assumptions; market price of $0.915, strike price of $0.355, volatility of 115%, interest rate of 4.42%, dividend yield of 0% and expected life of 4 years.

Upon sale of the participation interests, ERHC removed the entire cost of the related blocks due to the uncertainty surrounding their unproved interests.

46

Note 6 - Convertible Debt

At September 30, 2007 and 2006, ERHC had $33,513 of nonaffiliated convertible debt and $6,876 accrued but unpaid interest outstanding.  At September 30, 2007 and 2006, this note was in default and ERHC was unable to locate the investor.  If the outstanding convertible debt were converted using the conversion price of $0.20 per share, ERHC would be required to issue 201,945 shares of common stock based on an outstanding principal amount of $33,513 and accrued interest of $6,876.

Note 7 - Income Taxes

At September 30, 2007, ERHC had a consolidated net operating loss carry-forward (“NOL”) of approximately $2.7 million.

The composition of deferred tax assets and the related tax effects at September 30, 2007 and September 30, 2006 are as follows:

	2007	2006

Net operating losses	$931,241	$3,410,000
Accrual for asset retirement	164,900	164,900

Total deferred tax assets	1,096,141	3,574,900
Valuation allowance	(616,141)	(2,614,900)

Net deferred tax asset	$480,000	$960,000

The $480,000 deferred tax asset represents the minimum NOL carryback claim from losses in the next year against the year ended September 30, 2006 taxable income should no income be produced in future years.

The difference between the income tax benefit (provision) in the accompanying statement of operations and the amount that would result if the U.S. federal statutory rate of 34% were applied to pre-tax income (loss) for years ended September 30, 2007, 2006 and 2005, is as follows:

	Years Ended September 30,
	2007	2006	2005

Income tax benefit (provision) at federal statutory rate	$1,183,167	$(8,579,742)	$3,831,962
Gain on sale of assets	-	59,243	-
Change in valuation allowance	1,998,759	19,179,493	340,989
Expiration and adjustment of NOL’s	(1,364,518)	(12,266,000)	(1,022,244)
Director’s stock compensation	(30,090)	(44,896)	(627,130)
Consultants stock option expense	(59,650)	(368,676)	-
Accrued interest not paid	-	-	(390,064)
Amortization of deferred compensation	-	-	(152,910)
Loss on extinguishment of debt	-	-	(1,954,856)
State income tax	-	(9,853)	-
Penalties	(3,621)	(31,771)	-
Other	(1,047)	(798)	(25,747)

Income tax benefit (provision)	$1,723,000	$(2,063,000)	$-

47

Note 8 - Shareholders’ Equity

Common Stock Issued Upon Exercise of Warrants

During 2007, 5,625,000 warrants were exercised on a cashless basis for 2,949,587 shares of common stock.

During 2006, 3,750,000 warrants were exercised on a cashless basis for 2,611,756 shares of common stock. Also during 2006, 800,000 warrants were exercised at $0.20 per share. ERHC received $160,000.

During 2005, 3,375,000 warrants were exercised on a cashless basis for 587,364 shares of common stock.

Common Stock Issued For Settlement of Accounts Payable

In 2005 and prior years, ERHC issued shares of common stock for settlement of outstanding accounts payable to various creditors. During the year ended September 30, 2005, ERHC issued 735,000 shares of common stock with an aggregate value of $359,789 for payment of accounts payable balances.

Common Stock Issued For Services

During the years ended September 30, 2007, 2006 and 2005, ERHC issued 4,965,000 shares of common stock for payment of director services as follows:  (i) 300,000 shares for 2007 services rendered (these shares were not yet issued by the Company as of the year end and fair value of $88,500 has been accrued in accounts payable and accrued liabilities, related parties); (ii) 325,000 shares for 2006 services rendered (these shares had a fair value of $132,048); (iii) 340,000 shares for 2005 services (these shares had a fair value of $144,500); and (iv) 4,000,000 rendered to the chairman of the board for his long-term history of services to ERHC (these shares had a fair value of $1,700,000).

Common Stock Issued For Conversion of Debt and Payment of Accrued Interest

ERHC has issued shares of common stock for the conversion of convertible debt notes and accrued interest on convertible debt notes.  During the year ended September 30, 2005, non-affiliated note holders converted $1,677,371 of convertible debt and accrued interest into 8,387,062 shares of common stock.  The conversion price was $0.20 per share.  ERHC issued Chrome Energy, an entity controlled by the majority shareholder 14,023,352 shares of common stock, 12,465,202 issued immediately, 623,260 shares issued on the advance of $1,000,000 and the remaining 934,890 shares upon receipt of an additional $1,500,000 available under the working capital line.  In addition, ERHC issued 12,308,359 shares of common stock to satisfy current interest accrued but not paid of $2,461,712.  The shares of common stock to Chrome for entering into the debt restructuring had a fair value of $5,749,575 and have been recorded as a loss on extinguishment of debt in the September 2005 statement of operations.

During the year ended September 30, 2005, ERHC issued 73,100,954 shares of common stock to Chrome for conversion of all of its debt representing $12,634,084 of principal and $158,583 of accrued interest.

During the year ended September 30, 2007 and 2006 there were no shares issued for the conversion of convertible debt.

Common Stock Issued for Settlement of Lawsuits

During the year ended September 30, 2005, ERHC issued 595,000 shares of common stock to settle its lawsuits. The shares issued  had a fair value of $394,450.

Stock Options Issued and Re-Priced

On January 1, 2005, ERHC issued options to purchase a total of 1,750,000 shares of common stock, upon completion of a full year of service to three consultants as part of their initial compensation packages.  These options have an exercise price of $0.20 per share and vested on December 31, 2005.  Fair value of $816,550 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the year ended September 30, 2006, include (1) 4.57% discount rate, (2) warrant life is the expected remaining life of the options as of each year end, (3) expected volatility of 115%, and (4) zero expected dividends. These options were exercised, on a cashless basis, during the year ended September 30, 2006, for a total of 1,339,030 shares.

48

During the year ended September 30, 2005, ERHC modified the exercise price of 3,000,000 options granted to one employee from $0.30 per share to $0.20 per share, which made those options subject to variable plan accounting.  Under variable plan accounting, compensation expense is adjusted for increases or decreases in the fair market value of ERHC’s common stock to the extent that the market value exceeds the new exercise price of the option.  Variable plan accounting is applied to the re-priced options until the options are exercised, forfeited, or expire unexercised.  For the year ended September 30, 2005, ERHC incurred additional expense of $194,737 as a result of an upward change in the fair market value on the underlying common stock.  In January 2006, 1,000,000 of these options were cancelled upon the resignation of the employee and a reduction to expense of $60,660 was recognized in fiscal 2006.  The remaining 2,000,000 options were exercised, on a cashless basis, in June 2006 and 1,272,727 shares were issued.

During the year ended September 30, 2007, the Company issued 1,000,000 options to purchase common stock of the Company to an employee. These options are for a term of three years, have an exercise price of $0.43 and vest over one year. Fair value of $223,900 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the year ended September 30, 2007, include (1) 4.90% discount rate, (2) warrant life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007.

Warrants/Options

Information regarding warrants/options and their respective changes as of and for the fiscal years ended September 30, 2007, 2006 and 2005 are as follows:

	Warrants			Options
	2007	2006	2005	2007	2006	2005

Outstanding, beginning of year	20,866,940	15,166,940	16,166,940	-	3,000,000	3,000,000
Granted	-	6,500,000	-	1,000,000	-	-
Exercised	(a) (5,625,000)	(b)(800,000)	(c) (1,000,000)	-	(d) (2,000,000)	-
Expired/cancelled	(1,840,000)	-	-	-	(1,000,000)	-

Outstanding, end of year	13,401,940	20,866,940	15,166,940	1,000,000	-	3,000,000

Exercisable	13,401,940	20,866,940	15,166,940	-	-	2,000,000

(a) During 2007, 5,625,000 warrants were exercised on a cashless basis for 2,949,587 shares of common stock.
(b) During 2006, 800,000 warrants were exercised  at $0.20 per share and proceeds of $160,000 were received.
(c) During 2005, 1,000,000 warrants were exercised on a cashless basis for 587,364 shares of common stock.
(d) During 2006, 2,000,000 options were exercised on a cashless basis for 1,272,727 shares of common stock.

The weighted average option and warrant exercise price information as of and for the fiscal years ended September 30, 2007, 2006 and 2005 is as follows:

	Warrants			Options
	2007	2006	2005	2007	2006	2005

Outstanding, beginning of year	$0.37	$0.37	$0.36	$-	$-	$0.30
Granted	-	0.36	-	-	-	-
Exercised	0.20	0.20	0.20	-	-	-
Expired/cancelled	(0.50)	-	-	-	-	-

Outstanding, end of year	$0.43	$0.37	$0.37	$-	$-	$0.30

Exercisable	$0.43	$0.37	$0.37	$-	$-	$0.30

49

Significant warrant groups outstanding at September 30, 2007, and related weighted average exercise price, exercise price range and weighted average remaining contractual life information are as follows:

Grant Grouping	Warrants Outstanding	Weighted Average Exercise Price	Exercise Price Range	Weighted Average Contractual Years

Chrome	2,500,000	$0.25	$0.25	1.27
Common stock purchase	9,731,940	0.41	0.20-0.55	1.13
S-1/S-3 contingent	1,050,000	0.75	0.75	(a)
Other	120,000	3.00	3.00	1.25

(a)These warrants expire 14 months after ERHC files an effective S-1 or S-3 registration statement.

Note 9 - Commitments and Contingencies

Legal Proceedings

DOJ, SEC and U.S. Senate Committee Subpoenas.  On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Săo Tomé and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

On July 5, 2007, U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to all subpoenas.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flows.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claims entitlement under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC.  The parties are currently in arbitration to determine whether additional consideration is payable to ERHC under the existing agreements for the 7.2% claimed by Addax.  If Addax’s claims are successful, ERHC’s share of JDZ Block 4 will increase from 17.7% to 19.5% and Addax’s share of the JDZ Block 4 will increase from 33.3% to 40.5% for no additional consideration paid to ERHC.  The parties are also exploring mediation as a potential alternative to arbitration.

50

Lakeshore Arbitration.  In October 2006, Lakeshore Capital Limited (“Lakeshore”) filed an arbitration claim against ERHC seeking $4,400,000 for the alleged value of 4,500,000 shares of ERHC common stock and for a warrant to purchase 1,500,000 shares at an exercise price of $.20 per share, including interest and costs, as compensation for financial consultancy and related services rendered under a contract with ERHC dated May 20, 2002 and mediation conducted by the American Arbitration Association which resulted in the payment of $250,000 to Lakeshore.  Pursuant to the Settlement Agreement dated May 16, 2007, the arbitration was discontinued with prejudice.

Godsonic Negotiations.  In July 2007, ERHC and Godsonic commenced negotiations over relinquishment by Godsonic of any claims by Godsonic to entitlement to a 9% from the ERHC/Addax bid interest in JDZ Block 4. The parties reached a settlement in August 2007 which resulted in Godsonic’s relinquishment of all claims to the 9% interest in Block 4.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

Employment and Consulting Agreements

At September 30, 2004, ERHC had accrued salaries of $723,035, owed to former officers. The amounts and rights claimed by these officers were subject to lawsuits in which ERHC negotiated final settlements in 2005. During 2005, ERHC paid $76,275 and issued 595,000 shares of common stock valued at $394,450 to fully settle these claims and recognized a $252,310 gain in connection with the settlement.

In December 2006, ERHC hired an employee who receives a monthly salary and may receive options for a total of 1,000,000 shares of common stock upon completing one full year of service and attaining management set performance targets.  These options have a cashless exercise provision.

From August 1, 2004 until January 20, 2006, Ali Memon was ERHC’s President and Chief Executive Officer.  Mr. Memon had a three-year employment agreement that originally included a base salary of $150,000 per year. On January 20, 2006, by mutual agreement with the Board of Directors, Ali Memon resigned both positions.   Under Mr. Memon’s employment agreement, ERHC expensed the remaining net salary to be paid with the final payment made in August 2007.

On January 21, 2006, the Board of Directors appointed Walter Brandhuber as Director and Chief Executive Officer. On March 20, 2006, the Board of Directors appointed Franklin Ihekwoaba as Director and Vice President Finance.  On July 24, 2006, both resigned by mutual agreement with the Board of Directors.  The Board of Directors appointed Board Member Nicolae Luca as Interim Chief Executive Officer until a successor is named. Mr. Luca had served as a Non-Executive Director from February 2001.  Mr. Luca currently receives no cash compensation but is reimbursed for related travel and business expenses.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 500,000 shares of common stock upon a full year of service.  The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in April 2006, on a cashless basis, for 388,889 shares.  Either party may terminate this consulting agreement with 30 days notice.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 500,000 shares of common stock upon a full year of service.    The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in March 2006, on a cashless basis, for 387,640 shares.  This agreement was terminated in March 2006.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 750,000 shares of common stock upon a full year of service.  The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in February 2006, on a cashless basis, for 562,500 shares.  This agreement was terminated on January 1, 2006.

51

During May 2003, ERHC hired an individual for general consulting services, including transaction support and evaluation of geological and seismic data.  The agreement has been revised several times.  The most recent revision became effective on April 1, 2006 and terminated on September 30, 2006.  The consultant’s compensation was $2,000 per month revised from $10,000 per month effective April 2005.  During the years ended September 30, 2006 and 2005 total expense incurred under this consulting agreement was $26,500 and $84,970, respectively.

Operating Lease

ERHC leases office space at 5444 Westheimer Road, Houston, Texas.  The lease for office space expires December 2011.  The monthly base rent payment is $8,920 for approximately 5,200 square feet.  During the years ended September 30, 2007, 2006 and 2005, ERHC incurred lease expense of $107,124, $43,992 and $31,697, respectively.  The future remaining annual lease payments under this lease are as follows:

Year Ending September 30,	Amount

2008	$107,040
2009	107,040
2010	107,040
2011	107,040
2012	26,760

Note 10 – Related Party Transaction

Mr. Emeka Offor resigned, effective August 12, 2007, as the Company’s non-executive Chairman of the Board.  As of September 30, 2007, Mr. Offor, through Chrome Oil Services, Ltd. (“Chrome”) and Chrome Energy, LLC (“Chrome Energy”), beneficially owns approximately 43% of the common stock of the Company.  He has been compensated as a director of the Company as follows:

Year	Cash Compensation	Common Stock Issuances	Value of Common Stock Issuances	Total Compensation
2007	$38,100	60,000	$17,700	$55,800
2006	$48,900	60,000	$24,378	$73,278
2005	$33,300	4,085,000	$1,736,125	$1,769,425

As of September 30, 2007, the Company owes Chrome Energy, an entity controlled by Mr.Offor, $62,314.

Note 11 – Supplemental Disclosure of Cash Flows Information

Following is an analysis of non-cash operating and financing activities and non-cash investing and financing activities for the years ended September 30, 2007, 2006 and 2005.
	2007	2006	2005

Non-cash operating and financing activities:
Stock issued in exchange for:
Accounts payable and accrued liabilities	$-	$-	$359,790
Accrued salaries	-	-	394,450
Accrued interest	-	-	84,852
Accrued interest, related party	-	-	2,620,295

Non-cash investing and financing activities:
Stock issued for conversion of non-related party debt to equity	-	-	1,592,521
Beneficial conversion feature associated with convertible debt	-	-	347,517
Exchange of convertible and non convertible Debt, related party	-	-	10,134,084
Stock issued for conversion of related party Debt to equity	-	-	12,634,084

52

Note 12 - Quarterly Financial Information (Unaudited)

	For the Year Ended September 30, 2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$1,334,313	$1,181,541	$1,083,539	$1,377,372
Interest expense	461	461	461	460
Other income	543,632	540,495	457,541	457,036
Gain (loss) on settlements	-	-	(500,000)	-
Benefit (provision) for income tax	269,000	197,000	539,241	717,759
Net income (loss) attributable to common Stockholders	(522,142)	(444,507)	(587,218)	(203,037)
Basic and diluted earnings per share	$-	$-	$-	$-

	For the Year Ended September 30, 2006
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$1,232,792	$1,727,524	$1,459,282	$1,569,158
Gain on sale of partial interest in DRSTP concession fee	$	30,102,250	-	-
Interest expense	461	461	461	716
Other income	4,269	27,399	583,269	508,204
Benefit (provision) for income tax	-	(2,340,000)	300,000	(23,000)
Net loss attributable to common stockholders	(1,228,984)	26,061,664	(621,474)	(1,039,670)
Basic and diluted earnings per share	$-	$0.04	$-	$-

	For the Year Ended September 30, 2005
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$643,235	$980,821	$233,704	$2,794,699
Interest expense	1,045,775	100,551	461	461
Other income	-	260,013	10,537	8,254
Loss on extinguishments of debt	5,749,575	-	-	-
Net loss attributable to common stockholders	(7,438,585)	(821,359)	(223,628)	(2,786,906)
Basic and diluted earnings per share	$(0.01)	$-	$-	$-

The sum of the individual quarterly basic and diluted loss per share amounts may not agree with year-to-date basis and diluted loss per share amounts as a result of each period’s computation being based on the weighted average number of common shares outstanding during that period.

53

Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A.  Controls and Procedures

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to ERHC Energy, including its consolidated subsidiaries, is made known to the officers who certify ERHC’s financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation, ERHC’s principal executive and principal financial officers have concluded that ERHC’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective as of September 30, 2007 to ensure that the information required to be disclosed by ERHC in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

ERHC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for ERHC, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of ERHC’s management, including our principal executive and principal financial officers, ERHC conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on this evaluation under the COSO Framework, which was completed on November 30, 2007, management concluded that its internal control over financial reporting was effective as of September 30, 2007.

The effectiveness of ERHC’s internal control over financial reporting as of September 30,  2007 has been audited by Malone & Bailey PC,  an independent registered public accounting firm who audited ERHC’s consolidated financial statements as of and for the year ended September 30,  2007, as stated in their report, which is included under “Item 8. Financial Statements and Supplementary Data.”

Changes in Internal Control Over Financial Reporting

There was no change in ERHC’s internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, ERHC’s internal control over financial reporting.

Item 9B.  Other Information

None.

54

PART III

Item 10.  Directors and Executive Officers of the Registrant; and Corporate Governance

The following are Directors and Executive Officers of the Company as of November 30, 2007 (1):

Name	Age	Position

Nicolae Luca	48	Interim Chief Executive Officer, and Director
Howard Jeter	60	Director
Andrew Uzoigwe	65	Director
Clement Nwizubo	55	Director
Peter C. Ntephe	41	Corporate Secretary

(1) Sir Emeka Offor served as the non-executive Chairman of the Board and Directors of ERHC from February 2001 but resigned effective August 12, 2007.

Nicolae Luca has served as Interim Chief Executive Officer since July 2006 and has served as a Director since February 2001.  For over five years Mr. Luca also served as the Technical Director for the Nigeria-incorporated entity Chrome Oil Services Limited, (a separate and distinct entity from the Bahamas-incorporated Chrome Oil Services Limited which is the Company’s controlling shareholder).  Mr. Luca has a Bachelor of Science in Mechanical Engineering.

Ambassador (rtd.) Howard F. Jeter has served as a director since April 2005. Ambassador Jeter is a former US State Department Career Minister, is the President and CEO of the Leo H. Sullivan Foundation. For the past two years, he has served as Executive Vice President of GoodWorks International, LLC, an international consulting firm focused on business facilitation and investment promotion for Africa and the Caribbean. A former career diplomat, Ambassador Jeter served for 27 years in the American Foreign Service and retired from the State Department with the rank of career Minister.  Ambassador Jeter was U.S. Ambassador to Nigeria and to the Republic of Botswana, and also served as Deputy Assistant Secretary of State for African Affairs, Director of West African Affairs, and Special Presidential Envoy to Liberia. Other diplomatic postings included Namibia, Lesotho, Tanzania, and Mozambique. Ambassador Jeter holds a BA Degree in Political Science from Morehouse College, a MA in International Relations and Comparative Politics from Columbia University, and a MA in African Studies from UCLA. He is a member of Phi Beta Kappa, the American Foreign Service Association, and the Council on Foreign Relations. Ambassador Jeter is currently Chairman of the U.S. Export-Import Bank’s Advisory Committee on Africa and a member of the Board of Directors of Africare and Africa Action respectively.  Ambassador Jeter has received numerous awards and recognitions for his work and service, including a Presidential Meritorious Award, State Department Superior Honor Awards, Senior Foreign Service Performance Awards, the Rainbow/Push Coalition International Peace and Justice Award, and the prestigious Bennie Trailblazer Award from Morehouse College.

Andrew Uzoigwe has served as a Director since April 2005.  Dr. Uzoigwe started his career with Dow Chemical Company where he held various senior positions in its Walnut Creek Research Center and in its Specialty Chemicals Facility in Pittsburgh, California. He joined the Nigerian National Petroleum Corporation (NNPC) in 1981. During his tenure at NNPC, Dr. Uzoigwe held several senior technical and management positions including Chief Engineer and Project Coordinator (Petrochemicals), Group General Manager (R&D Division), Managing Director of NNPC’s Refining and Petrochemicals subsidiaries. In 1999 he was appointed the Group Executive Director (Exploration & Production) a position he held until he retired from NNPC in 2002. Dr. Uzoigwe has also served in the Governing Boards of Raw Material Research and Development Council, National Management Agency. He has traveled extensively on numerous professional and official assignments on behalf of NNPC and the Nigerian Government. Dr. Uzoigwe is a Registered Professional Mechanical Engineer and a Registered Professional Chemical Engineer in the State of California. He is a fellow of the Nigerian Society of Chemical Engineers and a Fellow of the Polymer Institute of Nigeria. He has BSc (Mechanical Engineering) and Master of Business Administration Degree from University of California at Berkley. He also holds Msc and PhD Degrees in Petroleum and Chemical Engineering from Stanford University California.

Clement Nwizubo has served as Director and Audit Committee Chairman since March 2006.  Mr. Nwizubo is currently President of Clement E. Nwizubo, CPA, PC, a New-York based accounting and management consulting firm, which he founded in 1987.  From 1985 to 1987, he was the Manager of Accounting and Financial Reporting at Primerica Corporation. From 1983 to 1985 he was the Audit Manager of Watson Rice and Company.  Between 1980 and 1983 he worked as a Senior Accountant with Stewart Benjamin and Brown.   Mr. Nwizubo is a Certified Public Accountant, and member of America Institute of Certified Public Accountants (AICPA). He received his BS in Accounting and Business Administration in 1977 from Oneonta State College and an MBA in 1980 from Fordham University.

55

Peter C. Ntephe has served as Secretary since February 2001.  From 1987 to 1992, Mr. Ntephe worked with Serena David Dokubo and Company, rising to the Head of the Corporate Legal Services Department.  From 1992 to 1999, he was a partner in the law firm of NSW Law and oversaw the firm’s provision of company secretarial services to corporate clients.  From 1999 to 2001, he was Chief Legislative Aide to the Chairman of the Senate Committee for Judiciary and Legal Matters, National Assembly of Nigeria.  Mr. Ntephe has a Bachelors’ and two Masters Degrees in law, the second Masters being a specialization in regulatory issues from the University of London.  He also has a Master of Science degree from the University of Oxford.  Since 2005, Mr. Ntephe has taught Business Law as part of adjunct faculty in the Business School of the American Intercontinental University, London.

All Officers serve at the discretion of the Board of Directors.  There are no family relationships between or among any Executive Officers and Directors.  There are no arrangements or understandings between any Executive Officer or Director and any other person pursuant to which he was or is to be selected as an Executive Officer or Director.

Compensation of Directors

The Company's Directors’ compensation program is designed to enhance the Company's ability to attract and retain highly qualified Directors and to align their interests with the long-term interests of the Company's shareholders. The program consists of both a cash component, designed to compensate independent Directors for their service on the Board and its Committees, and an equity component, designed to align the interests of independent Directors and shareholders.

Cash Compensation - During 2007, the basic annual cash retainer paid to each Director (other than the Board Chairman) was $16,000.  The Board Chairman was paid a basic annual cash retainer of $38,000.  In addition, each Board member is paid a meeting fee of $1,500 per Board meeting attended.

The Chairman of the Audit Committee is paid an annual retainer of $7,500.  The Chairman of the Compensation Committee is paid an annual retainer of $4,250.  The Chairman of the Governance and Nominating Committee is paid an annual retainer of $4,250.  Each member of the Audit Committee is paid an annual retainer of $2,500.  Each member of the Compensation Committee is paid an annual retainer of $2,000.  Each member of the Governance and Nominating Committee is paid an annual retainer of $2,000.  In addition, each Chairman and member of a Committee is paid a meeting fee of $750 per Committee meeting attended.

The following table sets forth information concerning total director compensation during the 2007 fiscal year for each non-employee director:

					Change in
					Pension Value
					and Nonqualified
				Non-Equity	Deferred
	Fees Earned or	Stock	Option	Incentive Plan	Compensation	All Other
	Paid in Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)(1)	($)(2)	($)	($)	($)	($)

Sir Emeka Offor	38,100	17,700	--	--	--	--	55,800
Nicolae Luca	17,500	17,700	--	--	--	--	35,200
Howard Jeter	39,000	17,700	--	--	--	--	56,700
Andrew Uzoigwe	36,750	17,700	--	--	--	--	54,450
Clement Nwizubo	39,500	17,700	--	--	--	--	57,200

(1)
The amounts included in the “Stock Awards” column represent the compensation cost recognized by the Company in 2007 related to non-option awards to directors, computed in accordance with Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R). As of September 30, 2007, no non-employee directors had any aggregate outstanding deferred shares.

(2)
The amounts included in the “Option Awards” column represent the compensation cost recognized by the Company in related to stock option awards to directors, computed in accordance with SFAS No. 123(R). There were no stock option awards to directors in 2007.

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No table of the grant date fair value of stock option and deferred share awards made to each non-employee director has been included because no stock option or deferred share awards occurred during 2007.

It is expected that the directors will receive compensation in fiscal 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s Directors and Executive Officers, and persons who own beneficially more than ten percent (10%) of the common stock, to file reports of ownership and changes of ownership with the Securities and Exchange Commission.  Copies of all filed reports are required to be furnished to us.  Based solely on the reports received and the representations of the reporting person, the Company believes that these persons have complied with all applicable filing requirements during the fiscal year ended September 30, 2007.

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Corporate Governance

The Board of Directors has adopted a Code of Ethics to govern the conduct of all of the Officers, Directors and employees of the Company.  In addition, the Board has adopted Charters for its Governance and Nominating Committee, Audit Committee and Compensation Committee.  The Code of Ethics and Committee Charters, along with ERHC’s FCPA Policy and Whistleblower Protection Policy, can be accessed on the Company’s website at  www.erhc.com ..

Director Independence

The Board of Directors has determined that Messrs. Nwizubo, Jeter and Uzoigwe are “Independent” as defined by the Securities and Exchange Commission (“SEC”) and for purposes of Section 162(m) of the Internal Code of 1986, as amended (the “Code”).  No Director is deemed independent unless the Board affirmatively determines that the Director has no material relationship with the Company, either directly or as an Officer, stockholder or partner of an organization that has a relationship with the Company.  In making its determination, the Board observes all criteria for independence established by the rules of the SEC.

The Company’s board of directors is required to have a majority of independent directors in accordance with the rules of the NASDAQ Stock Market LLC (“NASDAQ”). In addition, under these rules the Company’s board must make a determination that there is no other relationship that would interfere with the exercise of independent judgment in implementing the responsibilities of a director. Under the NASDAQ rules, an "Independent director" means a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the issuer's board of directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director. The following persons shall not be considered independent:

(A)	a director who is, or at any time during the past three years was, employed by the Company;

(B)
a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $100,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service;
(ii)	compensation paid to a Family Member who is an employee (other than an executive officer) of the Company; or
(iii)	benefits under a tax-qualified retirement plan, or non-discretionary compensation.

Provided, however, that in addition to the requirements contained in this paragraph (B), audit committee members are also subject to additional, more stringent requirements.

(C)	a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;

(D)
a director who is, or has a Family Member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i)	payments arising solely from investments in the Company's securities; or
(ii)	payments under non-discretionary charitable contribution matching programs.

(E)
a director of the issuer who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the issuer serve on the compensation committee of such other entity; or

(F)
a director who is, or has a Family Member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

Audit Committee

The Company’s Audit Committee is constituted of Messrs. Nwizubo (Chairman), Jeter and Uzoigwe.  The ultimate responsibility for good corporate governance rests with the Board, whose primary role is oversight, counseling and direction to the Company's management in the best long-term interests of the Company and its stockholders. The Audit Committee, in accordance with its charter, has been established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company's annual financial statements. As described more fully in its charter, the purpose of the Audit Committee is to assist the Board in its general oversight of the Company's financial reporting, internal controls and audit functions.  Management is responsible for the preparation, presentation and integrity of the Company's financial statements; establishing and applying accounting and financial reporting principles; designing and implementing systems of internal controls; and establishing procedures designed to reasonably assure compliance with accounting standards, applicable laws and regulations. The Company's independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards. In accordance with law, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent auditors. The Audit Committee has the authority to engage its own outside advisers, including experts in particular areas of accounting, as it determines appropriate, apart from counsel or advisers hired by management. All of the members of the Audit Committee meet the independence and experience requirements of the SEC. The Board of Directors has determined that Mr. Nwizubo qualifies as an “Audit Committee Financial Expert” as defined by the SEC.

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The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are “independent” under applicable rules. The Audit Committee serves a Board-level oversight role, in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors, and the experience of the Audit Committee's members in business, financial and accounting matters. Stockholders should understand that the designation of “an Audit Committee Financial Expert” is an SEC disclosure requirement related to Mr. Nwizubo’s experience and understanding with respect to certain accounting and auditing matters.  The designation does not impose on Mr. Nwizubo’s any duties, obligations or liability greater than generally imposed on them as members of the Audit Committee and the Board, and this designation as an Audit Committee Financial Expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

Item 11.  Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, as well as considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Overview

ERHC’s current business activity is to exploit its assets, which are rights to working interests in exploration acreage in the JDZ between the DRSTP and the FRN and in the EEZ.  Our current business plan is based on attracting and retaining a limited group of highly qualified The development of businesses has led to challenges in attracting and retaining key a significant increase in our employee population. We had 2 employees in 2006 and 4 employees as of September 30, 2007.

At this time in our development, it is critical to retain and motivate our current employees, as well as attract new talented personnel to the Company, in order to continue to work on the implementation of our business plan. We offer a competitive compensation and benefits package to enable us to recruit new employees and retain our current employees. The same benefits are generally available to each of our employees regardless of position.

Compensation Philosophy and Objectives

Our executive compensation program and objectives are based on our need to attract and retain executives with the talent and experience necessary for ERHC to achieve its goal of fully developing its assets. We compete with other large energy companies that have substantially greater resources and enterprise stability than we have and, therefore, we believe that we must provide a total compensation package that our compensation committee believes is competitive in our market place to attract and retain the required executive personnel. In determining a total compensation package, we do not rely on benchmarking to determine total compensation or any material element of compensation. Because we are a developing company, we sometimes use a combination of equity and cash as a compensation incentive. Our compensation and benefits include:

•	a base salary rate typically targeted at a level that is competitive in our market as determined by the Compensation Committee,
•	other equity awards, including equity grants to new hires to attract talented personnel and occasional grants of options/restricted shares to retain our talented employees, and
•	a comprehensive benefits package.

Since 2004, the equity portion of annual incentives has been paid primarily in restricted Company common stock. The incentive amount is generally converted to shares based on the closing price of the Company’s common stock on the date of grant.

Compensation Consultant

Each year, the Compensation Committee, working with independent compensation experts, researches and evaluates the compensation earned by executive officers in comparable, small publicly-traded companies in the Company’s industry and recommends to the Board of Directors appropriate compensation for the Named Executive Officers.  The Board reviews such recommendations and then adopts compensation for the upcoming year.  As the Company grows, it intends to explore more complex procedures for evaluating and fixing compensation for its executive officers.

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Role of Compensation Committee and Executive Officers in Compensation Decisions

The Compensation Committee has the responsibility to review and approve annual compensation, including the competitiveness of the total compensation package, for the Chief Executive Officer, the Technical Vice President and the Chief Financial Officer (collectively, the “Executive Officers”). The Compensation Committee endeavors to provide a compensation package for the Executive Officers that is reasonable and competitive. Generally, the components of compensation provided to our Executive Officers are similar to those provided to our general employee population.

Base salaries, annual incentives and other equity awards for the Executive Officers are customarily proposed to the Compensation Committee by the Chief Executive Officer. The Compensation Committee makes the final determination as to base salaries, annual incentives and equity awards for each of the Executive Officers based on Company performance and executive performance and their understanding of the employment market.

2007 Executive Compensation

Base Salaries

Base salaries for our Executive Officers and other employees are designed to be comparable to like positions in the marketplace from where we recruit. These competitive salaries are proposed by the Compensation Committee based on their familiarity with the current market for employees with similar qualifications.

Equity Awards

Overview

We may grant restricted stock, stock options and other equity-based awards to employees, consultants and non-employee directors under our 2004 Plan. As previously mentioned, our annual grants of equity awards are tied to the achievement of our annual performance objectives. Equity awards are also used for new hire incentives. We do not have a formal policy for the timing of granting equity awards but do not time equity awards to increase the economic value of the award to plan participants.

The Board has authorized the Compensation Committee to act on behalf of the Board in granting equity-based awards, including restricted stock and stock options, to eligible employees and consultants (other than Executive Officers).

We do not currently intend to grant stock options except under limited circumstances, including stock options granted to a director upon his or her initial election to the Board. Under the provisions of the 2004 Plan, stock options cannot be granted at an exercise price of less than the closing price of a share of the Company’s common stock as reported on NASDAQ on the date of grant of such stock options. All equity grants to Executive Officers must be approved by the Compensation Committee or a subcommittee thereof. Stock options granted to members of the Board must be approved by the Compensation Committee.

Retention Plan

In 2007, the Compensation Committee granted stock options to an Executive Officer in an effort to provide an employment incentive and encourage retention through this crucial stage in our operations. The options vest upon completion of one year of service from the grant date. The exercise price of each of the grants was set at the closing price of the Company’s common stock on the date of grant. The Technical Vice President’s grant consisted of 1,000,000 stock options with an exercise price of $0.43. The closing price of the Company’s common stock on December 18, 2007, the date of this grant, was $0.43.

Perquisites

Perquisites are not provided to our officers.

Benefits

We provide the same level of benefits to all of our employees and Executive Officers.

Accounting and Tax Implications

Our 2004 Plan is designed to grant stock awards that are performance-based compensation expense that is fully deductible for federal income tax purposes.. When the awards vest or are otherwise includible in the taxable compensation of the affected executives, we may not be able to recognize current or future tax benefits that may otherwise be available to the Company related to such awards. We began expensing equity awards in 2006 in accordance with FAS 123(R). In general, the accounting rules did not impact the types of equity awards granted to plan participants.

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COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

THE COMPENSATION COMMITTEE

Dr. Andrew Uzoigwe-Chairman
Clement Nwizubo
Ambassador Howard Jeter

SUMMARY COMPENSATION TABLE

The following table sets forth the aggregate compensation awarded to, earned by or paid to the Company’s named executive officers for 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2)	All Other Compensation ($)	Total ($)
Nicolae Luca	2007	---	—	---	—	—	—	—	---
Interim Chief Executive Officer	2006	---	---	---	---	--	--	--	---
James Ledbetter	2007	191,083	—	—	175,440	—	—	—	366,523
Technical Vice President	2006	---	--	---	---	---	---	---	---
Walter Brandhuber	2007	---125,000	—	—	—	—	—	—	---
Former Chief ExecutiveOfficer	2006	125,000	--	---	---	---	---	---	125,000
Ali Memon	2007	---	—	—	—	—	—	—	---
Former Chief Executive Officer (3)	2006	58,333	--	---	---	---	---	---	58,333
Sylvan Odobulu	2007	111,018	—	—	—	—	—	—	111,018
Controller	2006	9,000	--	---	---	---	---	---	9,000

(1)
In connection with service rendered as a member of our board of directors, Mr. Luca was issued 60,000 shares in each of the years ended September 30, 2007 and 2006. These shares were valued at $17,700 and $24,378 for the years ended September 30, 2007 and 2006, respectively. These values reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal years ended September 30, 2007 and 2006, in accordance with FAS123(R) of awards made pursuant to the 2004 Plan excluding any reduction in value due to potential service-based forfeitures, and thus may include amounts from awards granted in and prior to 2007. Assumptions used in the calculation of these amounts are included in footnote 8 to the Company's audited financial statements for the fiscal year ended September 30, 2007 included in this Annual Report on Form 10-K. Mr. Luca also received cash compensation of $17,500 and $26,250 for service rendered as a member of our board of directors for the years ended September 30, 2007 and 2006, respectively. Mr. Luca received no additional compensation in his roleas Interim Chief Executive Officer and his compensation is described in “Compensation of Directors”.

(2)	ERHC does not provide either a pension plan or a nonqualified deferred compensation plan for any of its employees.

(3)	Pursuant to Mr. Memon’s employment agreement, Mr. Memon exercised on a cashless basis an option to purchase up to 2,000,000 shares of Company common stock in June 2006 and acquired 1,272,727 shares.

(4)
Mr. Ledbetter was issued 1,000,000 stock options at an exercise price of $0.43 per share  on December 18, 2006. The option exercise price is $0.43 per share, the closing price of the Company's common stock on the date of grant. The options vest over a one-year period beginning on the date of grant. Fair value of $22.39 per share or a total of $223,900 was calculated using the Black-Scholes option pricing model. Variables used in this option-pricing model for the year ended September 30, 2007 were (1) 4.90% discount rate, (2) option life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007 in accordance with FAS123(R). .

GRANTS OF PLAN-BASED AWARDS

The following table sets forth the information about grants made to the Company’s named executive officers in 2007 pursuant to the 2004 Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (1)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Nicolae Luca (4)		—	—	—	—	—	—	---	—	—	---
James Ledbetter	12/18/2006	—	—	—	—	—	—	—	1,000,000	0.43	223,900
Sylvan Odobulu		—	—	—	—	—	—	—	—	—	—

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(1)	The number in this column reflects the rule 144 restricted stock awarded in 2007 pursuant to the 2004 Plan. The restricted stock vested immediately.

(2)
Mr. Ledbetter received this retention grant on December 18, 2006. The option exercise price is $0.43 per share, the closing price of the Company’s common stock on the date of grant. The options vest over a one-year period beginning on the date of grant. Fair value of $22.39 per share or a total of $223,900 was calculated using the Black-Scholes option pricing model. Variables used in this option-pricing model for the year ended September 30, 2007 were (1) 4.90% discount rate, (2) option life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007 in accordance with FAS123I

(3)
Reflects the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended September 30, 2007 in accordance with FAS123I of awards made pursuant to the 2005 Plan excluding any reduction in value due to potential service-based forfeitures.

(4)
Mr. Lucas is a director serving on an interim basis as Chief Executive Officer. He received no compensation associated with the position of Interim Chief Executive officer and the grant of common stock associated with his service as a director is described in “Compensation of Directors”.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table reflects all outstanding equity awards held by the Company’s named executive officers as of December 31, 2006.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options				Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Exercisable		Unexercisable
Nicolae Luca	—		—		—	—	—	—	—	—	—
James Ledbetter	—	(4)	1,000,000	(4)	—	$0.43	12/18/2008	1,000,000	—	—	—
Sylvan Odobulu	—		—		—	—	—	—	—	—	—

(1)	The closing price of ERHC’s common stock on September 28, 2007 of $0.28 was used in the calculations.
(4)	The options were granted on December 18, 2006 and vest upon the completion of one year of service.

OPTION EXERCISES AND STOCK VESTED

The following table reflects the stock options exercised by the Company’s named executive officers during 2007 and their restricted stock that vested during 2007.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Nicolae Luca	—	—	—	—
James Ledbetter	—	—	—	—
Sylvan Odobulu	—	—	—	—

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

As of September 30, 2007, Company had not entered into any employment agreements or change of control severance agreements with any executive officers, including the named executive officers.

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Employment Contracts

The Company neither has an employment agreement with Mr. Luca nor does it pay him a salary for his services as Interim Chief Executive Officer. The Company has an employment agreement with its Technical Vice President, Mr. Jim Ledbetter, for a base salary of $19,167 per month and incentive compensation in the form of an option to purchase 1,000,000 shares at an exercise price of $0.43 per share.  Mr. Ntephe, a consultant, is paid annual compensation of $60,000 for his services as Secretary.  Mr. Ntephe was issued an option, for services rendered, to purchase 500,000 shares at an exercise price of $0.20 per share that he exercised on a cashless basis in April 2006, for the acquisition of 388,889 shares of common stock, for value received of $350,000.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2004, the Board of Directors adopted a 2004 Compensatory Stock Option Plan pursuant to which it reserved 20,000,000 shares for issuance.  This plan was approved at a special meeting of the stockholders of the Company in February 2005.  Under this plan, 7,576,756 shares have been issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	I
Equity compensation plans approved by security holders	1,000,000	$0.43	11,423,244
Equity compensation plans not approved by security holders	-	-	-

Compensation Committee Interlocks Insider Participation

The Company’s Compensation Committee is comprised Messrs. Jeter, Uzoigwe and Nwizubo. None of the members of the Compensation Committee has been or is an officer or employee of the Company, or is involved with a related transaction or a relationship as defined by Item 404 of Regulation S-K.  None of the Company’s Executive Officers serves on the Board of Directors or compensation committee of a company that has an Executive Officer that serves on the Company’s Board or Compensation Committee.  No member of the Company’s Board is an Executive Officer of a company in which one of the Company’s Executive Officers serves as a member of the Board of Directors or compensation committee of that company.

Employment Contracts

The Company neither has an employment agreement with Mr. Luca nor does it pay him a salary for his services as Interim Chief Executive Officer.  Mr. Memon’s employment agreement with the Company terminated in January 2006 when, by mutual agreement with the Board on his disengagement from the Company, Mr. Memon resigned his employment with the Company.  The Company was obligated to pay Mr. Memon $16,667 a month through August 2007. That obligation has been discharged. Mr. Brandhuber’s employment agreement with the Company commenced in January 2006 and terminated in July 2006 when, by mutual agreement with the Board on his disengagement from the Company, Mr. Brandhuber resigned his employment with the Company and there is no continuing obligation of the Company in connection with Mr. Brandhuber’s terminated employment agreement.  The Company has an employment agreement with its Technical Vice President, Mr. Jim Ledbetter, for a base salary of $19,167 per month and incentive compensation in the form of an option to purchase 1,000,000 shares at an exercise price of $0.43 per share.  Mr. Ntephe, a consultant, is paid annual compensation of $60,000 for his services as Secretary.  Mr. Ntephe was issued an option, for services rendered, to purchase 500,000 shares at an exercise price of $0.20 per share that he exercised on a cashless basis in April 2006, for the acquisition of 388,889 shares of common stock, for value received of $350,000.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2004, the Board of Directors adopted a 2004 Compensatory Stock Option Plan pursuant to which it reserved 20,000,000 shares for issuance.  This plan was approved at a special meeting of the stockholders of the Company in February 2005.  Under this plan, 7,576,756 shares have been issued.

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Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	I
Equity compensation plans approved by security holders	1,000,000	$0.43	11,423,244
Equity compensation plans not approved by security holders	-	-	-

Compensation Committee Interlocks Insider Participation

The Company’s Compensation Committee is comprised Messrs. Jeter, Uzoigwe and Nwizubo. None of the members of the Compensation Committee has been or is an officer or employee of the Company, or is involved with a related transaction or a relationship as defined by Item 404 of Regulation S-K.  None of the Company’s Executive Officers serves on the Board of Directors or compensation committee of a company that has an Executive Officer that serves on the Company’s Board or Compensation Committee.  No member of the Company’s Board is an Executive Officer of a company in which one of the Company’s Executive Officers serves as a member of the Board of Directors or compensation committee of that company.

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Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table and notes thereto set forth certain information regarding beneficial ownership of the common stock as of November 30, 2007 by (i) each person known by the Company to beneficially own more than five percent of the common stock, (ii) each Director, (iii) each named Executive Officer and (iv) all Directors and Officers of the Company as a group.  As of November 30, 2007, there were 721,938,550 shares of common stock issued and outstanding.   Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting or dispositive power with respect to such shares.

Name and Address	Shares of common stock Beneficially Owned		Percentage Of Voting Power

Principal Shareholders
Chrome Oil Services LTD	202,785,727	(1)	28.1%
c/o No 22 Lobito, Wuse II
Abuja, Nigeria

Chrome Energy, LLC	103,305,706	(2)	14.3%
c/o No 22 Lobito Crescent, Wuse II,
Abuja, Nigeria.

First Atlantic Bank	60,641,821		8.4%
4/6 Adetokunboh Ademola Street
Victoria Island, Lagos

Directors and Named Executive Officers
Sir Emeka Offor	310,296,433	(1)(2)	43.0%
Nicolae Luca(3)	205,000		*
Andrew Uzoigwe(3)	205,000		*
Howard Jeter(3)	205,000		*
Clement Nwizubo(3)	145,000		*
Peter Ntephe(3)	388,889		*

All executive officers and directors as a group (6 persons)	311,445,322		43.1%

____________________________________________
*Less than 1%.

(1)
Includes warrants to purchase 2,500,000 shares of the Company’s common stock, of which 1,500,000 expire in October 2008 and have a $0.25 per share exercise price, and 1,000,000 expire in April 2009 and have a $0.25 per share exercise price.

(2)	Sir Emeka Offor is the beneficial owner of the shares held of record by Chrome Oil Services, Ltd., and Chrome Energy, LLC as the sole voting and investment power over these shares.

(3)	c/o Suite 1440, 5444 Westheimer Road, Houston, TX 77056

Item 13. Certain Relationships and Related Transactions

Review, Approval Or Ratification Of Transactions With Related Persons

The Audit Committee of the Company is responsible for review, approving or ratifying related party transactions, including any related-party transaction that the Company would be required to disclose pursuant to Item 404 of Regulation S-K promulgated pursuant to the rules and regulations of the SEC.

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Policy

The Audit Committee, which consists solely of independent Directors, must review all “Related Person Transactions” as defined by Item 404 of Regulation S-K of the rules promulgated by the SEC. The Audit Committee will approve a Related Person Transaction only if it determines that the Related Person Transaction is consistent with the business interests of the Company. In considering the Related Person Transaction, the Committee will consider all relevant factors, including as applicable: (i) the Company’s business rationale for entering into the Related Person Transaction; (ii) whether the Related Person Transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally; (iii) the potential for the Related Person Transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (iv) the overall fairness of the Related Person Transaction to the Company.

Procedure

Directors and executive officers are responsible for bringing a potential Related Person Transaction to the attention of the Chair of the Audit Committee.

Transactions in 2007

None

Item 14.  Principal Accounting Fees and Services

Aggregate fees for professional services rendered by Malone & Bailey, PC for the fiscal years ended September 30, 2007 and 2006, were as follows:

	2007	2006

Audit fee	$92,125	$96,982	(1)
Audit-related fees	$5,200	$-
Tax fees	$8,341	$18,434
All other fees	$-	$20,140

______________
(1) Includes $12,409 paid to PKF.

Audit fees for the fiscal years ended September 30, 2007 and 2006 represent the aggregate fees billed for professional services rendered for the audit of the Company’s annual financial statements and review of financial statements included in its quarterly reports on Form 10-Q or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax fees for the fiscal year ended September 30, 2007 and 2006, represents the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

All other fees for the fiscal year ended September 30, 2007 and 2006, represents the aggregate fees billed for products and services provided by the Company’s audit professionals other than the services reported in the other categories.  All other fees generally relate to fees assessed for corporate tax restructuring and other general corporate tax related matters.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee on an annual basis reviews audit and non-audit services performed by the independent auditor.  All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.  The Audit Committee has considered the role of Malone & Bailey in providing services to us for the fiscal year ended September 30, 2007 and has concluded that such services are compatible with Malone & Bailey’s independence as the Company’s auditors.

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PART IV

Item 15.  Exhibits and Financial Statement Schedules and Reports on Form 8-K

(32)	Consolidated Financial Statements and Schedules:

1.	Consolidated Financial Statements: See Index to Consolidated Financial Statements immediately following the signature pages of this report.

2.	Consolidated Financial Statement Schedule: See Index to Consolidated Financial Statements immediately following the signature pages of this report.

3.	The following documents are filed as exhibits to this report:

EXHIBIT NO.	IDENTIFICATION OF EXHIBIT
Exhibit 3.1*	Articles of Incorporation
Exhibit 3.2*	Bylaws
Exhibit 4.1*	Specimen Common Stock Certificate.
Exhibit 4.2*	Form of Amended and Restated 12% Convertible Promissory Note, dated effective January 2001.
Exhibit 4.3*	Form of Amended and Restated 5.5% Convertible Promissory Note, dated effective January 2001.
Exhibit 4.4*	20% Convertible Promissory Note, dated January 31, 2001, in favor of Chrome.
Exhibit 4.5*	Term Loan Agreement, dated February 15, 2001, by and between Chrome and ERHC.
Exhibit 4.6*	Senior Secured 10% Exchangeable 10% Convertible Promissory Note, dated January 31, 2001, in favor of Chrome.
Exhibit 4.7*	Form of Warrant entitling Chrome to purchase common stock of the Company, exercise price of $0.40 per share.
Exhibit 10.1*
Option Agreement, dated April 7, 2003, by and between the Company and the Democratic Republic of Sao Tome and Principe (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed April 2, 2003)

Exhibit 10.2*	Management and Administrative Services Agreement by and between Chrome Oil Services, Ltd. And the Company. (Incorporated by reference to Form 10-KSB filed September 24, 2001).
Exhibit 10.4*	Letter Agreement, dated November 29, 2004, by and between the Company and Chrome (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed December 29, 2004).
Exhibit 10.5*	Promissory Note, dated December 15, 2004, made by the Company in favor of Chrome (incorporated herein by reference to Exhibit 10.2 of Form 8-K filed December 29, 2004).
Exhibit 10.6*	Promissory Note, dated December 15, 2004, made by the Company in favor of Chrome (incorporated herein by reference to Exhibit 10.3 of Form 8-K filed December 29, 2004).
Exhibit 10.7*	Employment Agreement with Ali Memon.
Exhibit 10.8*	Audit committee charter
Exhibit 10.9	Employment Agreement with James Ledbetter
Exhibit 10.10	May 21, 2001 Memorandum of Agreement made b/w DRSTP and ERHC
Exhibit 10.11	March 15, 2003 Memorandum of Agreement made b/w DRSTP and ERHC
Exhibit 10.12	April 2, 2003 Option Agreement b/w DRSTP and ERHC
Exhibit 10.13	Administrative Agreement b/w Nigeria/DRSTP and ERHC
Exhibit 10.14	Block 2 Participation Agreement March 2, 2006 b/w ERHC, Addax and Sinopec
Exhibit 10.15	Block 2 Participation Agreement August 11, 2004 b/w ERHC and Pioneer
Exhibit 10.16	Block 3 Participation Agreement February 16, 2006 b/w ERHC and Addax
Exhibit 10.17	Block 4 Participation Agreement November 17, 2005 b/w ERHC and Addax
Exhibit 10.18	Block 4 2nd Amendment to Participation Agreement March 14, 2006
Exhibit 10.19	Block 4 3rd Amendment to Participation Agreement July 14, 2006
Exhibit 10.20	September 2003 WesternGeco Report on the Seismic Interpretation of blocks 1-9
Exhibit 31.1	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 32.2	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed

67

SIGNATURES

In accordance with the Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on December 14, 2007on its behalf by the undersigned, thereunto duly authorized.

ERHC Energy Inc.
By:	//s//Nicolae Luca
Nicolae Luca,
Interim Chief Executive Officer
//s//Sylvan Odobulu
Sylvan Odobulu
Principal Accounting Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
//s// Howard Jeter	Director	December 14, 2007
Howard Jeter	Member Audit Committee
//s// Andrew Uzoigwe	Director	December 14, 2007
Andrew Uzoigwe	Member Audit Committee
//s// Clement Nwizubo	Director	December 14, 2007
Clement Nwizubo	Chairman Audit Committee

68

Exhibit 31.1
CERTIFICATIONS

I, Nicolae Luca, certify that:

1. I have reviewed this annual report on Form 10-K of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

December 14, 2007
/s/ Nicolae Luca
Nicolae Luca Interim Chief Executive Officer

69

Exhibit 31.2

CERTIFICATIONS

I, Sylvan Odobulu, certify that:

1. I have reviewed this annual report on Form 10-K of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

December 14, 2007
/s/ Sylvan Odobulu
Sylvan Odobulu Principal Accounting Officer

70

Exhibit 32.1
CERTIFICATIONS PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of ERHC Energy Inc., a Colorado corporation (the “Company”), on Form 10-K for the year ended September 30, 2007, as filed with the Securities and Exchange Commission (the “Report”), Nicolae Luca, Interim Chief Executive Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Nicolae Luca
Nicolae Luca Interim Chief Executive Officer December 14, 2007

71

Exhibit 32.2

CERTIFICATIONS PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of ERHC Energy Inc., a Colorado corporation (the “Company”), on Form 10-K for the year ended September 30, 2007, as filed with the Securities and Exchange Commission (the “Report”), Sylvan Odobulu, Principal Accounting Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Sylvan Odobulu
Sylvan Odobulu Principal Accounting Officer December 14, 2007

[A signed original of this written statement required by Section 906 has been provided to ERHC Energy Inc. and will be retained by ERHC Energy Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

72

ERHC Energy Form 10-K/A for the
Year Ended September 30, 2007
with Changes Related to
Comment Letter Dated February 27, 2008

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 10-K/A

☒	Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2007

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period ended: __________________

Commission file number: 000-17325

(Exact name of registrant as specified in its charter)

Colorado	88-0218499
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5444 Westheimer Road, Suite 1440, Houston, Texas	77056
(Address of Principal Executive Office)	(Zip Code)

713-626-4700
(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:  None

Securities registered pursuant to Section 12(g) of the Exchange Act: common stock

Check if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐  No ☒

Check if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.  Yes ☐  No ☒

Check if the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒   No  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Check if the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.
Large Accelerated Filer ☐      Accelerated Filer ☒          Non-Accelerated Filer ☐

Check if the registrant is a shell company.  Yes ☐  No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant on March 31, 2007 was $144,547,630.

On November 30, 2007, the registrant had 721,938,550 shares of common stock issued and outstanding.

1

Forward-Looking Statements

ERHC Energy Inc. (the “Company”) or its representatives may, from time to time, make or incorporate by reference certain written or oral statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.  Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain or be identified by the words “expect,” “intend,” “plan,” “predict,” “anticipate,” “estimate,” “believe,” “should,” “could,” “may,” “might,” “will,” “will be,” “will continue,” “will likely result,” “project,” “forecast,” “budget” and similar expressions.  Statements made by the Company in this report that contain forward-looking statements include, but are not limited to, information concerning the Company’s possible or assumed future business activities and results of operations and statements about the following subjects:

—	business strategy;

—	growth opportunities;

—	future development of concessions, exploitation of assets and other business operations;

—	future market conditions and the effect of such conditions on the Company’s future activities or results of operations;

—	future uses of and requirements for financial resources;

—	interest rate and foreign exchange risk;

—	future contractual obligations;

—	outcomes of legal proceedings including, without limitation, the ongoing investigations of the Company;

—	future operations outside the United States;

—	competitive position;

—	expected financial position;

—	future cash flows;

—	future liquidity and sufficiency of capital resources;

—	future dividends;

—	financing plans;

—	tax planning;

—	budgets for capital and other expenditures;

—	plans and objectives of management;

—	compliance with applicable laws; and

—	adequacy of insurance or indemnification.

These types of statements and other forward-looking statements inherently are subject to a variety of assumptions, risks and uncertainties that could cause actual results, levels of activity, performance or achievements to differ materially from those expected, projected or expressed in forward-looking statements.  These risks and uncertainties include, among others, the following:

—	general economic and business conditions;

2

—	worldwide demand for oil and natural gas;

—	changes in foreign and domestic oil and gas exploration, development and production activity;

—	oil and natural gas price fluctuations and related market expectations;

—	termination, renegotiation or modification of existing contracts;

—	the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain production levels and pricing, and the level of production in non-OPEC countries;

—	policies of the various governments regarding exploration and development of oil and gas reserves;

—	advances in exploration and development technology;

—	the political environment of oil-producing regions;

—	political instability in the Democratic Republic of Sao Tome and Principe and the Federal Republic of Nigeria;

—	casualty losses;

—	competition;

—	changes in foreign, political, social and economic conditions;

—	risks of international operations, compliance with foreign laws and taxation policies and expropriation or nationalization of equipment and assets;

—	risks of potential contractual liabilities;

—	foreign exchange and currency fluctuations and regulations, and the inability to repatriate income or capital;

—	risks of war, military operations, other armed hostilities, terrorist acts and embargoes;

—	regulatory initiatives and compliance with governmental regulations;

3

—	compliance with environmental laws and regulations;

—	compliance with tax laws and regulations;

—	customer preferences;

—	effects of litigation and governmental proceedings;

—	cost, availability and adequacy of insurance;

—	adequacy of the Company’s sources of liquidity;

—	labor conditions and the availability of qualified personnel; and

—	various other matters, many of which are beyond the Company’s control.

The risks and uncertainties included here are not exhaustive.  Other sections of this report and the Company’s other filings with the U.S. Securities and Exchange Commission (“SEC”) include additional factors that could adversely affect the Company’s business, results of operations and financial performance.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.  Forward-looking statements included in this report speak only as of the date of this report.  The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in its expectations with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based.

4

PART I

Item 1. Business

Overview

ERHC Energy Inc., a Colorado corporation, (“ERHC” or the “Company”) is an independent oil and gas company formed in 1986.  The Company was engaged in a variety of businesses until 1996, when it began its current operations.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome and Principe (“DRSTP or “Tome”) and the Federal Republic of Nigeria (“FRN or “Nigeria”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”). ERHC will not directly carry out the exploration and production operations in the Joint Development Zone, but will rely on reputable  technical operators, with whom the Company has entered into partnership relationships, such as Addax Petroleum Inc. and Sinopec Corp to carry out those operations. The Company has formed relationships with these upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ. The Company currently has no other operations but is exploring opportunities in other areas of the energy industry, including supply and trading.

General Development of the Business

In April 2003, the Company and the DRSTP entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  However, ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

This exercise of the Company’s rights was subject to the condition that if no license is awarded or a license is awarded and subsequently withdrawn by the JDA prior to the commencement of operations, ERHC will be entitled to receive its working interest in that block in a future license awarded for that block.

On April 28, 2005, ERHC and its then consortium partner Noble Energy International, Ltd. (“Noble”) entered into a Memorandum of Understanding with Godsonic Oil Company Limited (“Godsonic”), an independent bidder for interest in Block 4. The Memorandum of Understanding stated that if ERHC and Noble (“ERHC/Noble”) received less than a 26% bid-interest award in Block 4 in the Nigeria and Sao Tome and Principe JDZ from the JDA established pursuant to the Treaty between FRN and the DRSTP, Godsonic would transfer whatever Godsonic received in Block 4 to ERHC/Noble; on the other hand, if ERHC/Noble received more than a 26% bid-interest award in Block 4 from the JDA, ERHC/Noble would transfer the excess over 26% to Godsonic. In June 2005, the JDA awarded ERHC and its then consortium partner Noble a 35% bid interest in Block 4 of the JDZ, in addition to the option interest of 25% which ERHC had exercised in the Block.  In October 2005, Noble withdrew from participation in Block 4 and Addax Petroleum (Nigeria Offshore 2) Limited (“Addax”) replaced Noble as ERHC’s consortium partner. By a Letter Agreement dated October 24, 2005 (the “Letter Agreement”), ERHC and Addax undertook to transfer a 9% interest of the 35% bid interest to Godsonic subject to Godsonic meeting financial and other conditions.

In November 2005, ERHC and Addax entered into a Participation Agreement dated November 17, 2005 (the “Participation Agreement”) whereby ERHC undertook to assign a 42.3% interest (the “Assigned Interest”) in Block 4 to Addax.  Under the Participation Agreement, ERHC’s “Retained Interest” would be 17.7% in Block 4.  The Participation Agreement stated Addax’s cash payment obligations to ERHC would be $18 million, which was paid in February and March 2006.  Pursuant to the Participation Agreement between ERHC and Addax, as amended, Addax will serve as operator and pay all of ERHC’s future costs in respect of all petroleum operations in Block 4. Addax is entitled to 100% of ERHC’s share of cost oil and 50% of ERHC’s share of profit oil from the oil production until Addax recovers all ERHC’s costs.

5

Pursuant to an Amendment to the Participation Agreement dated February 23, 2006, ERHC and Addax amended the Participation Agreement so that the Assigned Interest to Addax would be changed to 33.3% while ERHC’s Retained Interest would remain at 17.7%. By a second Amendment to the Participation Agreement, entered into on March 14, 2006, ERHC and Addax further amended the Participation Agreement so that the “Assigned Interest” would be 33.3% and ERHC’s “participating interest” would be 26.7%.

On March 15, 2006, an agreement to assign 9% in Block 4 from ERHC to Godsonic was entered into by ERHC (on behalf of the ERHC/Addax consortium) and Godsonic subject to Godsonic meeting stipulated financial and other conditions. Pursuant to another Amendment to the Participation Agreement entered into on April 11, 2006, ERHC and Addax provisionally agreed that if Godsonic did not meet the financial and other conditions as stipulated in the Letter Agreement on the 9% interest to be transferred to Godsonic and was foreclosed from all claims to the 9% interest, ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.

In July 2007, ERHC acted on behalf of the ERHC/Addax consortium in JDZ Block 4 to reclaim Godsonic’s 9% share because Godsonic failed to meet certain obligations. Addax claims entitlement under the existing agreements to 7.2% out of the recovered 9%, leaving 1.8% remaining with ERHC.  If finalized, this would increase ERHC’s share of JDZ Block 4 from 17.7% to 19.5%. ERHC and Addax are currently in arbitration, under amicable conditions, to resolve whether or not additional consideration is due to ERHC from Addax for the 7.2% claim by Addax under the terms of the existing agreements. The parties are also exploring mediation as an alternative to seeing arbitration to conclusion.

In February 2006, ERHC sold a 15% participating interest in Block 3 of the JDZ to Addax Petroleum Resources Nigeria Limited ("Addax Sub") leaving a 10% participating interest in Block 3 to ERHC. In exchange, Addax Sub paid ERHC $7.5 million in the second quarter of fiscal 2006. Under the participation agreement between ERHC and Addax Sub, Addax Sub agreed to pay all of ERHC's future costs in respect of petroleum operations in Block 3. Addax Sub is entitled to 100% of ERHC’s allocation of cost plus up to 50% of ERHC’s allocation of profit until Addax Sub recovers 100% of ERHC's costs.

In March 2006, ERHC sold a 28.67% participating interest in Block 2 of the JDZ to Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and a 14.33% participating interest in Block 2 of the JDZ to Addax Energy Nigeria Limited ("Addax Ltd.") leaving a 22% participating interest in Block 2 to the Company. In exchange, Sinopec paid ERHC $13.6 million and Addax Ltd. paid ERHC $6.8 million in the second quarter of fiscal 2006. Under the participation agreement among ERHC, Sinopec and Addax Ltd., Sinopec will serve as operator, and Sinopec and Addax Ltd. will pay all of ERHC's future costs in respect of petroleum operations in Block 2. Sinopec and Addax Ltd. are entitled to 100% of ERHC's allocation of cost plus up to 50% of ERHC’s allocation of profit until they recover 100% of ERHC's costs and Sinopec is to receive 6% interest on its future costs, up to $35 million, but only to the extent that those interest costs are covered by production.

Related to the sale of the participating interest in Block 2 to Sinopec, ERHC agreed to pay a $3 million cash success fee ($1.5 million was paid in March 2006 and the remaining $1.5 million was paid in March 2007) to Feltang International Inc., a British Virgin Island company (“Feltang”) that was responsible to ERHC for obtaining Sinopec’s participation in Block 2. ERHC also will issue to Feltang 5,250,000 shares of common stock and warrants to purchase 6,500,000 shares at a fixed exercise price of $0.355 per share. The common stock was valued at $4,803,750 based on the quoted market value of the common stock on the date Sinopec signed the production sharing agreement.

Our business strategy is to enter into agreements to exploit the Company’s interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

Current Business Operations

ERHC’s operations are currently focused on the Gulf of Guinea, off the coast of central West Africa. ERHC believes this region has the possibility of significant oil reserves and has worked to realize the value of the assets it has acquired in this region.  The Company’s current operations include those below, details of which can be found at the link:http://www.erhc.com/en/cms/?169

JDZ - ERHC has interests in six of the nine Blocks in the JDZ, a 34,548 square kilometer area approximately 200 kilometers off the coastline of Nigeria and São Tomé & Principe that is adjacent to several large petroleum discovery areas.

EEZ - The government of São Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in the EEZ, which encompasses an area of approximately 160,000 square kilometers.  These rights were granted in a May 21, 2001 Memorandum of Agreement made between the Democratic Republic of Sao Tome and Principe (DRSTP) and the Company. The Company’s rights in the EEZ expire on October 1, 2024 or, or if the company has a producing working interest in any Block(s) at October 1, 2024, the Company’s rights extend in such Block(s), as long as the Block(s) remains in production.

6

Operations in the JDZ

ERHC has interests in six of the nine Blocks in the JDZ, as follow

•	JDZ Block 2: 22.0% Working interest percentage
•	JDZ Block 3: 10.0% Working interest percentage
•	JDZ Block 4: 26.7% Working interest percentage (subject to transfer of 7.2% to Addax )
•	JDZ Block 5: 15.0% Working interest percentage
•	JDZ Block 6: 15.0% Working interest percentage
•	JDZ Block 9: 20.0% Working interest percentage

The working interest represents ERHC’s share of all the hydrocarbons production from the blocks and obligates ERHC to pay a corresponding percentage of the costs of drilling, production and operating the blocks.. These costs in blocks 2, 3 and 4 are currently being carried by the operators until production, whereupon the operators will recover their costs from the production revenues.

In early 2008, Addax Petroleum, an experienced exploration and production company that has participation agreements with ERHC in JDZ Blocks 2, 3 and 4, and is the operator of JDZ Block 4 publicly disclosed seismic images and maps showcasing the prospectivity of its JDZ interests.  This seismic was compiled by Geco-Prakla (now WesternGeco) in 1999 when WesternGeco shot a 2D seismic survey of approximately 5,900km covering the major part of the JDZ. Interpretation carried out by WesternGeco has led to the identification of 56 prospective structures within Blocks 1 to 9 in the JDZ, of which 17 were defined as prospects and 39 as leads. WesternGeco used reservoir parameters similar to those known from nearby fields in Nigeria and Equatorial Guinea. Combined recoverable reserves potential of the 17 prospects was estimated by WesternGeco. The scope of the WesternGeco report was to interpret and map seismic data, highlight prospectivity, and calculate volumetrics.

The estimate of "recoverable reserves potential" based on WesternGeco's report, which interpreted and mapped seismic data, highlighted prospectivity and calculated volumetrics, was not based on any attempt to comply with the SEC definition of reserves and, accordingly the estimate of recoverable reserves potential is not presented. ERHC Energy has access to the data compiled by WesternGeco under the terms of a data use license with WesternGeco.

Operations in JDZ Block 4

ERHC's consortium partner Addax Petroleum is the operator of JDZ Block 4. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 4. Addax has secured Joint Development Authority approval to explore the Kina Prospect. Drilling equipment has been ordered. Earlier in 2007, Addax and Sinopec jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Operations in JDZ Block 3

Anadarko Petroleum is the operator of JDZ Block 3. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 3. On August 8, 2007, Anadarko presented the initial proposals for exploration well locations for the Block. The Joint Development Authority has approved drilling at the Lemba Prospect and Anadarko has ordered drilling equipment.

Operations in JDZ Block 2

ERHC's consortium partner Sinopec Corp. is the operator in JDZ Block 2. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 2. The Joint Development Authority has approved drilling at the Tome Prospect. In 2007, Sinopec and Addax jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham deepwater drillship, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Background of the JDZ

In the spring of 2001, the governments of São Tomé & Principe and Nigeria reached an agreement over a long-standing maritime border dispute. Under the terms of the agreement, the two established the Joint Development Zone to govern commercial activities within the disputed boundaries. The JDZ is administered by a Joint Development Authority (JDA) which oversees all future exploration and development activities in the JDZ. The remaining claimed territorial waters of São Tomé & Principe are known as the Exclusive Economic Zone (EEZ). Revenues derived from the JDZ will be shared 60/40 between the governments of Nigeria and São Tomé & Principe, respectively.

Background of the EEZ

The government of São Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in São Tomé & Principe’s Exclusive Economic Zone (EEZ). ERHC’s rights include the following:

•	The right to receive up to two blocks of ERHC’s choice; and
•	The option to acquire up to a 15 percent paid working interest in another two blocks of ERHC’s choice.

ERHC would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The EEZ describes territorial waters of São Tomé that encompasses an area of approximately 160,000 square km. It is measured from claimed archipelagic baselines — territorial sea: 12 nautical miles, exclusive economic zone: 200 nautical miles. It is the largest in the Gulf of Guinea. Ocean water depths around the two islands exceed 5,000 feet, depths that have only become feasible for oil production over the past few years; however, oil and gas are produced in the neighboring countries of Nigeria, Equatorial Guinea, Gabon and Congo.  The African coast is less than 400 nautical miles offshore, which means the exclusive economic zones of the concerned countries overlap.

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The following chart  represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.

(5)	No contracts have been entered into as of the date hereof.

(6)
Includes the 9% reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

Particulars of Participating Agreements

JDZ Block 2 Participation Agreement

Date of Participation Agreement	Parties	Key Terms
2 March 2006
1. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd

1b. Sinopec International Petroleum and Production Corporation

2a. Addax Energy Nigeria Limited

2b. Addax Petroleum Corporation

3. ERHC Energy Inc

ERHC assigns  28.6% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.3% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.
Consideration from Sinopec to to ERHC for the 28.67% interest (the “SINOPEC assigned interest”) is $13.6 million.

Consideration from Addax to ERHC for the 14.33% interest (the “Addax assigned interest”) is $6.8 million

In addition, Sinopec and  Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 22% interest retained by ERHC (the “retained interest”) in Block 2.

Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil from the retained interest on Block 2 until Sinopec and Addax Sub recover 100% of the carried costs

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JDZ Block 3 Participation Agreement

Date of Participation Agreement	Parties	Key Terms
15 February 2006	1. ERHC Energy Inc 2a. Addax Petroleum Resources Nigeria Limited 2b. Addax Petroleum Corporation
ERHC assigns  15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.
Consideration from Addax Sub to ERHC for the 15% interest (the “acquired interest”) is $7.5 million.
In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 10% interest retained by ERHC (the “retained interest”) in Block 3.

Addax is entitled to 100% of ERHC’s future costs in respect of petroleum operations.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs

JDZ Block 4 Participation Agreement

Date	Parties	Key Terms
17 November 2005[1]	1. ERHC Energy Inc 2a. Addax Petroleum Nigeria (Offshore 2) Limited 2b. Addax Petroleum NV
ERHC shall assign 33.3%[2] of participating interest to Addax Petroleum  Nigeria (Offshore 2) Limited (“Addax”) (leaving ERHC with a 26.7% participating interest).

Consideration from Addax Sub to ERHC for the interest to be acquired by Addax (the “acquired interest”) is fixed at $18 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax  recovers 100% of the carried costs

1 By an Amendment to the Participation Agreement dated  February 23 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3% .  By a second Amendment to the Participation Agreement, entered into on March 14 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%.  By a third Amendment to the Participation Agreement dated April 11 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement.

2 See the immediately preceding footnote.

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Current Plans for Income Generation

The Company is currently focused on exploiting its interests in Blocks 5, 6 and 9 but no current sources of income other than interest income from cash investments that it purchased with funds generated from sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into participation agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot currently be predicted.  The Company believes that the participation agreements that it has entered into will be its primary source of future revenue; however, the Company has no formal plans to derive income from sources other than the sale of participation interests in additional Blocks or through income generated from successful development of its interests under existing participation

Government Regulation

In the event the Company begins activities relating to the exploration and exploitation of hydrocarbons, it will be required to make the necessary expenditures to comply with the applicable health and safety, environmental and other regulations.

The oil and gas industry is subject to various types of regulation throughout the world. Legislation affecting the oil and gas industry has been pervasive and is under constant review for amendment or expansion. Pursuant to such legislation, numerous government agencies have issued extensive laws and regulations binding on the oil and gas industry and companies engaged in this industry, some of which carry substantial penalties for failure to comply. Such laws and regulations have a significant impact on oil and gas exploration, production and marketing and midstream activities. These laws and regulations increase the cost of doing business and, consequently, will affect results of operations. Inasmuch as new legislation affecting the oil and gas industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws and regulations. However, the Company does not expect that any of these laws and regulations will affect its operations in a manner materially different than they would affect other oil and gas companies of similar size.

Competition

Strong competition exists in all sectors of the oil and gas industry. ERHC competes with other independent oil and gas companies for equipment and personnel required to explore, develop and operate properties. Competition is also prevalent in the marketing of oil, gas and natural gas liquids. Higher recent commodity prices have increased the costs of properties available for acquisition, and there are a greater number of companies with the financial resources to pursue acquisition opportunities. Certain of the Company’s competitors have financial and other resources substantially larger than ours, and they have also established strategic long-term positions and maintain strong governmental relationships in countries in which the Company may seek new entry. As a consequence, ERHC may be at a competitive disadvantage in bidding for drilling rights. In addition, many of the Company’s larger competitors may have a competitive advantage when responding to factors that affect demand for oil and natural gas production, such as changing worldwide prices and levels of production, the cost and availability of alternative fuels and the application of government regulations.

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Employees

As of September 30, 2007, the Company had five (5) full-time employees and a consultant who serves as the Corporate Secretary.

Availability of Information

We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1934. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at  http://www.sec.gov ..

We also make available, free of charge on or through our Internet website (http://www.erhc.com), our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A.  Risk Factors

You should carefully consider the risks described below before making any investment decision related to the Company’s securities.  The risks and uncertainties described below are not the only ones facing the Company.   Additional risks and uncertainties not presently known or that the Company currently deems immaterial also may impair its business operations.  If any of the following risks actually occur, the Company’s business could be harmed.

The Company has no sources of revenue and a history of losses from operations

The Company’s business is in an early stage of development.  The Company has not generated any operating revenue since its entry into the oil and gas business and has incurred significant operating losses.  The Company has incurred net operating losses of $4,976,765 in fiscal 2007 and $43,118,918 since inception.  The Company had net losses of $1,756,904 in fiscal 2007. The Company had net income of $23,171,536 in fiscal 2006, primarily as a result of entering into production sharing agreements under which it sold various participatory interests.  The Company had net losses of $11,270,478 in fiscal 2005, and $57,993,079 since inception.  The Company expects to incur additional operating losses for the foreseeable future.

The Company has a limited operating history in the oil and gas business

The Company’s operations to date have consisted solely of acquiring rights to working interests in the JDZ and EEZ and entering into production sharing contracts.  The Company will not be the operator with respect to these contracts.  The Company’s future financial results depend primarily on (1) the ability of the Company’s venture partners to provide or obtain sufficient financing to meet their financial commitments in the production sharing contracts, (2) the ability to discover commercial quantities of oil and gas, and (3) the market price for oil and gas. Management cannot predict that the production sharing contracts will result in wells being drilled or if drilled, whether oil and/or gas will be discovered in commercial quantities.

Financing will be needed to fund the financial commitments of the production sharing contracts

While the Company is not required to fund any financial commitments pursuant to the production sharing contracts, project financing will be required to fund exploration activities.  Failure of our venture partners to provide or obtain the necessary financing will preclude the commencement of exploration activities.

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The Company may not discover commercially productive reserves in the JDZ or EEZ

The Company’s future success depends on its ability to economically locate oil and gas reserves in commercial quantities in the JDZ and EEZ. There can be no assurance that the Company’s planned projects in the JDZ or EEZ will result in significant, if any, reserves or that the Company will have future success in drilling productive wells.

The Company’s non-operator status limits its control over its oil and gas projects in the JDZ or EEZ

The Company will focus primarily on creating exploration opportunities and forming relationships with oil and gas companies to develop those opportunities in the JDZ or EEZ.  As a result, the Company will have only a limited ability to exercise control over a significant portion of a project’s operations or the associated costs of those operations in the JDZ or EEZ.  The success of a future project is dependent upon a number of factors that are outside the Company’s areas of control. These factors include:

—	the availability of future capital resources to the Company and the other participants to be used for drilling wells;

—	the approval of other participants for the drilling of wells on the projects;

—	the economic conditions at the time of drilling, including the prevailing and anticipated prices for oil and gas; and

—	the availability of deep water drilling rigs.

The Company’s reliance on other project participants and its limited ability to directly control future project costs could have a material adverse effect on its future expected rates of return.

The Company’s success depends on its ability to exploit its limited assets

The Company’s primary assets are rights to working interests in exploration acreage in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company’s operations have been limited to sustaining and managing its rights under these agreements.  The Company’s success depends on its ability to exploit these assets, of which there is no assurance that it  will be successful.

The Company’s competition includes oil and gas conglomerates that have significant advantages over it

The oil and gas industry is highly competitive. Many companies and individuals are engaged in exploring for crude oil and natural gas and acquiring crude oil and natural gas properties, resulting in a high degree of competition for desirable exploratory and producing properties.  The companies with which the Company competes are much larger and have greater financial resources than the Company.

Various factors beyond the Company’s control will affect prices of oil and gas

The availability of a ready market for the Company’s future crude oil and natural gas production depends on numerous factors beyond its control, including the level of consumer demand, the extent of worldwide crude oil and natural gas production, the costs and availability of alternative fuels, the costs and proximity of transportation facilities, regulation by authorities and the costs of complying with applicable environmental regulations.

The Company’s Business Interests Are Located Outside of the United States Which Subjects It to Risks Associated with International Activities.

At September 30, 2007, the Company’s major assets were located outside the United States.  Apart from cash maintained in United States’ financial institutions, the Company’s primary assets are agreements with DRSTP and the JDA, which provide the Company with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in this area pursuant to such agreements may be adversely impacted by this circumstance.

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The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, termination, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on  foreign  subsidiaries)  and  changes  in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be  denominated.  Changes in exchange rates may also adversely affect the Company’s future results of operations and financial condition.

In addition, to the extent the Company engages in operations and activities outside the United States, it is subject to the Foreign Corrupt Practices Act (the “FCPA”) which, among other restrictions, prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect their financial and other transactions with foreign officials.  The FCPA applies to companies, individual directors, officers, employees and agents.  The FCPA also applies to foreign companies and persons taking any act in furtherance of such corrupt payments while in the United States.  Under the FCPA, U.S. companies may also be held liable for actions taken by strategic or local partners or representatives.

The FCPA imposes civil and criminal penalties for violations of its provisions.  Civil penalties may include fines of up to $500,000 per violation, and equitable remedies such as disgorgement of profits causally connected to the violation (including prejudgment interest on such profits) and injunctive relief.  Criminal penalties for violations of the corrupt payments provisions could range up to the greater of $2 million per violation or twice the gross pecuniary gain sought by making the payment, and/or incarceration for up to 5 years per violation.  Moreover, if a director, officer or employee of a company is found to have willfully violated the FCPA books and records provisions, the maximum penalty would be imprisonment for 20 years per violation.  Maximum fines of up to $25 million also may be imposed for willful violations of the books and records provisions by a company.

The SEC and/or the Department of Justice (“DOJ”) could assert that there have been multiple violations of the FCPA, which could lead to multiple fines.  The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with knowledge of ERHC or its affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided to the government authorities during the investigations.  Negotiated dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms agreed upon with the SEC and DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring future FCPA compliance.  Other potential consequences could be significant and include suspension or debarment of ERHC’s ability to contract with governmental agencies of the United States and of foreign countries.  Any determination that ERHC has violated the FCPA could result in sanctions that could have a material adverse effect on the Company’s business, prospects, operations, financial condition and cash flow.

The Company is under investigation by the SEC, the DOJ and a U.S. Senate Subcommittee, and the results of these investigations could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Săo Tomé and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

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On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena.   Please see “Legal Proceedings” for more information.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

These investigations could also result in:

—	third party claims against us, which may include claims for special, indirect, derivative or consequential damages;

—	damage to our business, operations and reputation;

—	loss of, or adverse effect on, cash flow, assets, goodwill, operations and financial condition, business, prospects, profits or business value;

—	adverse consequences on our ability to obtain or continue financing for current or future projects; and/or

—	claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders or constituents of ERHC.

Continuing negative publicity arising out of these investigations could also adversely affect our business and prospects in the commercial marketplace.  In addition, these investigations have resulted in increased expenses to ERHC, including substantial legal fees and the diversion of management’s attention from its operations and other activities.  If the Company  incurs costs or losses as a result of these matters, it may not have the liquidity or funds to address those costs or losses, in which case such costs or losses could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

Through September 30, 2007, ERHC has incurred substantial costs  in responding to the investigations by the DOJ, SEC and Senate Subcommittee. Those costs consist primarily of legal fees paid to the Company’s legal counsel, Akin Gump Strauss Hauer & Feld LLP and documents production costs. These costs have had a significant negative impact on the Company’s cash flows from operations and ERHC expects the use of cash to address these investigations, if continued at current levels could have a serious negative impact on the Company’s liquidity. Neither management nor and its legal counsel can currently assess the magnitude of future cash requirement that could result from prolonged investigations or any negative findings that arise from the investigations. In a worst case scenario, the Company’s cash resources could be exhausted and the Company’s status as a going concern could be brought into substantial doubt.

The Company’s results of operations are susceptible to general economic conditions

The Company’s revenues and results of operations will be subject to fluctuations based upon the general economic conditions both in the United States and internationally.  If there were to be a general economic downturn or a recession in the oil and gas industry, the Company’s future revenues, the value of its oil and natural gas exploration concession, as well as its ability to exploit its assets could be materially adversely affected.

One shareholder controls approximately 43% of the Company’s outstanding common stock

Chrome Oil Services (“Chrome”) beneficially owns approximately 43% of the outstanding common stock.  As a result, Chrome has the ability to substantially influence, and may effectively control the outcome of corporate actions that require stockholder approval, including the election of directors.  This concentration of ownership may have the effect of delaying or preventing a future change in control of the Company or a liquidity event.

The Company’s stock price is highly volatile

The Company’s common stock is currently traded on the Over-the-Counter Bulletin Board. The market price of the Company’s common stock has experienced fluctuations that are unrelated to its operating performance.  The market price of the common stock has been highly volatile over the last several years.  The Company can provide no assurance that its current price will be maintained.

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The Company does not currently pay dividends on its common stock and do not anticipate doing so in the future

 The Company has paid no cash dividends on its common stock, and there is no assurance that the Company will achieve sufficient earnings to pay cash dividends on its common stock in the future. The Company intends to retain any earnings to fund its operations.  Therefore, the Company does not anticipate paying any cash dividends on the common stock in the foreseeable future.

The Company’s stock is considered a “penny stock”

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.”  Penny stocks generally are equity securities with a share price of less than $5.00.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules.  The Company’s common stock may be subject to the penny stock rules, and accordingly, investors in the common stock may find it difficult to sell their shares in the future, if at all.

The Company is currently under examination by the Internal Revenue Service

The Internal Revenue Service is currently examining the tax returns for the Company’s 2005 and 2006 tax years.  The Company anticipates that this examination should conclude in the next few months.  If adjustments are found, the Company may be subject to taxes, penalties and interest and these could have a material adverse effect on its operations, financial condition and cash flow.

Item 1B.  Unresolved Staff Comments

None.

Item 2.  Properties

Substantially all of the Company’s properties are in the form of working interest.  The working interest represents ERHC’s share of all the hydrocarbons production from the blocks and obligates ERHC to pay a corresponding percentage of the costs of drilling, production and operating the blocks.. These costs in blocks 2, 3 and 4 are currently being carried by the operators until production, whereupon the operators will recover their costs from the production revenues. Today, ERHC has interests in Blocks 2, 3, 4, 5, 6, and 9 in the offshore Joint Development Zone (JDZ) of Nigeria and the island nation of Sao Tome and Principe.  ERHC has additional interests in the territorial waters of Sao Tome and Principe, known as the Exclusive Economic Zone (EEZ). The Company’s rights in  the JDZ and in the EEZ expire on October 1, 2024, or if the company has a producing working interests in any Block(s) at October 1, 2024, the Company’s rights extend in such Block(s), as long as the Block(s) remains in production.

Joint Development Zone

ERHC has interests in six of the nine Blocks in the Joint Development Zone (JDZ), a 34,548 sq km area approximately 200 km off the coastline of Nigeria and Sao Tome and  Principe that is adjacent to several large petroleum discovery areas. ERHC's rights in the JDZ include:

—	JDZ Block 2: 22.0% Working interest

—	JDZ Block 3: 10.0% Working interest

—	JDZ Block 4: 26.7% Working interest* (subject to transfer of 7.2% to Addax Petroleum)

—	JDZ Block 5: 15.0% Working interest

—	JDZ Block 6: 15.0% Working interest

—	JDZ Block 9: 20.0% Working interest

Sao Tome and  Exclusive Economic Zone

The government of São Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in the EEZ, which encompasses an area of approximately 160,000 square kilometers.  These rights were granted in a May 21, 2001 Memorandum of Agreement made between the Democratic Republic of Sao Tome and Principe (DRSTP) and the Company. The Company’s rights in the EEZ expire on October 1, 2024 or, or if the company has a producing working interest in any Block(s) at October 1, 2024, the Company’s rights extend in such Block(s), as long as the Block(s) remains in production.

ERHC’s rights include the following:

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—	The right to receive up to two blocks of ERHC’s choice; and

—	The option to acquire up to a 15% paid working interest in another two blocks of ERHC’s choice.

ERHC would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The EEZ describes territorial waters of Sao Tome that encompasses an area of approximately 160,000 square km. It is measured from claimed archipelagic baselines — territorial sea: 12 nautical miles, exclusive economic zone: 200 nautical miles. It is the largest in the Gulf of Guinea.

The Company’s corporate office is located at 5444 Westheimer Road, Suite 1440, Houston, Texas 77056 pursuant to a lease that expires in December 2011.

Item 3.  Legal Proceedings

Subpoenas.  On May 4, 2006, a Federal court search warrant initiated by DOJ was executed on the Company.  The DOJ sought various records including, among other matters, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  Related SEC subpoenas issued on May 9, 2006 and August 29, 2006 also requested a range of documents. ERHC continues to interface with both the DOJ and SEC investigators to respond to the SEC subpoenas and any additional requests for information from the DOJ or SEC.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena.

Godsonic Negotiations.  In July 2007, ERHC and Godsonic commenced negotiations to have Godsonic relinquish all of its claims to a 9% interest in Block 4.  The parties reached a settlement in August 2007 which resulted in Godsonic’s relinquishment of all claims to the 9% interest in Block 4.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claims entitlement under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC.  ERHC disputes the consideration that Addax should pay to ERHC for the 7.2%.  If Addax’s claims are successful, ERHC’s share of JDZ Block 4 will increase from 17.7% to 19.5% and Addax’s share of the JDZ Block 4 will increase from 33.3% to 40.5% for no additional consideration paid to ERHC.  ERHC and Addax are currently in arbitration to resolve the issue.  The parties are also exploring mediation as a potential alternative.

Lakeshore Arbitration.  In October 2006, Lakeshore Capital Limited (“Lakeshore”) filed an arbitration claim against ERHC seeking $4,400,000 for the alleged value of 4,500,000 shares of ERHC common stock and for a warrant to purchase an additional 1,500,000 shares of common stock at an exercise price of $.20 per share, including interest and costs, as compensation for financial consultancy and related services rendered under a contract with ERHC dated May 20, 2002.  The claim was resolved in mediation conducted by the American Arbitration Association by the payment by ERHC of $250,000 to Lakeshore.  Pursuant to the Settlement Agreement dated May 16, 2007, the arbitration was discontinued with prejudice.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

Item 4.  Submission of Matters to a Vote of Security Holders

None.

16

PART II

Item 5.  Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market and Related Information

ERHC’s common stock is currently traded on the OTC Bulletin Board under the symbol “ERHE.”  The market for the Company’s common stock is sporadic and highly volatile.  The following table sets forth the closing sales price per share of the common stock for the past two fiscal years.  These prices reflect inter-dealer prices, without retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.

Stock Price Highs & Lows

	High	Low
	(per share)
Fiscal Year 2006
First Quarter	$0.41	$0.30
Second Quarter	$0.95	$0.30
Third Quarter	$0.92	$0.40
Fourth Quarter	$0.54	$0.37

Fiscal Year 2007
First Quarter	$0.51	$0.31
Second Quarter	$0.48	$0.33
Third Quarter	$0.42	$0.24
Fourth Quarter	$0.34	$0.20

As of November 30, 2007, there were approximately 2,243 stockholders of record.  The closing price of the common stock as reported on the OTC Bulletin Board on November 30, 2007 was $0.23.  The Company has not paid any dividends during the last two fiscal years and does not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2004, the Board of Directors adopted a 2004 Compensatory Stock Option Plan pursuant to which it reserved 20,000,000 shares for issuance.  This plan was approved at a special meeting of the stockholders of the Company in February 2005.  Under this plan, 7,576,756 shares have been issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,000,000	$0.43	11,423,244
Equity compensation plans not approved by security holders	-	-	-

Recent Sales of Unregistered Securities

The Company has sold the following unregistered securities:

17

—
During the second fiscal quarter of 2007, warrants issued in 2003, with an exercise price of $0.20, were exercised on a cashless basis, which exercise resulted in the issuance of an aggregate of 2,949,587 shares of common stock.

—
During the fourth fiscal quarter of 2007, there were an aggregate of 300,000 shares of common stock due to the Company’s directors for services rendered as more fully disclosed in Item 10, Directors and Executive Officers of the Registrant.

With respect to the sale of the unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.  No sales commissions were paid in connection with these transactions.

Issuer Purchases of Equity Securities

The Company has not repurchased any of its Common Stock.

Item 6. Selected Financial Data

The selected financial data of the Company presented below as of and for each of the five years in the period ended September 30, 2007, has been derived from the audited financial statements of the Company.  The financial statements as of and for the years ended September 30, 2007, 2006 and 2005 have been audited by Malone & Bailey, PC, an independent registered public accounting firm.  The financial statements as of and for the years ended September 30, 2003 and 2004 were audited by another independent registered public accounting firms. The data set forth below should be read in conjunction with the Company’s financial statements, related notes thereto and Management’s Discussion and Analysis of Financial Condition and Plan of Operations, contained elsewhere herein.

	For the Years Ended September 30,
Statements of Operations Data	2007	2006	2005	2004	2003

Operating expenses	$4,976,765	$(24,113,494)	$4,652,459	$2,085,426	$1,944,655
Interest expense	(1,843)	(2,099)	(1,147,248)	(1,671,759)	(1,209227)
Other Income (expense)	1,498,704	1,123,141	278,804	163,797	-
Loss on extinguishment of debt	-	-	(5,749,575)	-	-
Provision for taxes	(1,723,000)	2,063,000	-	-	-
Net income (loss)	(1,756,904)	23,171,536	(11,270,478)	(3,593,388)	(3153882)
Net income (loss) per share – basic and diluted	0.00	0.03	(0.02)	(0.01)	(0.01)
Weighted average shares of common stock outstanding	720,966,165	712,063,980	671,164,058	592,603,441	567,788,483

	As of September 30,
Balance Sheets Data	2007	2006	2005	2004	2003

DRSTP Concession fee	$2,839,500	$2,839,500	$5,679,000	$5,679,000	$5,679,000
Total assets	39,854,641	45,878,249	6,720,210	5,728,556	5,735,744
Total liabilities	5,947,982	10,390,126	2,799,011	14,757,208	16,283,506
Shareholders' equity (deficit)	33,906,659	35,488,123	3,941,199	(9,028,652)	(10,547,762)

18

Item 7.  Management’s Discussion and Analysis of Financial Condition and Plan of Operations

Introduction

The following discussion and analysis presents management’s perspective of our business, financial condition and overall performance. This information is intended to provide investors with an understanding of our past performance, current financial condition and outlook for the future. You must read the following discussion of the results of the operations and financial condition of the Company in conjunction with its financial statements, including the notes thereto included in this Form 10-K filing.  The Company’s historical results are not necessarily an indication of trends in operating results for any future period.

Reference is made to “Item 6. Selected Financial Data” and “Item 8. Financial Statements and Supplementary Data.”

Overview of Business

ERHC reports as a development stage enterprise as there are currently no significant operations and no revenue has been generated from business activities.  The Company was incorporated in 1986 as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas Company.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its primary assets, which are rights to working interests in exploration acreage in the JDZ and the EEZ.  The Company has entered into production sharing agreements with upstream oil and gas companies in these JDZ Blocks to assist the Company in exploring its assets in the JDZ.  The technical and operation expertise in conducting exploration operations will be provided by participating in the Company’s interest oil and gas companies.  The Company is also exploring opportunities in other areas of the energy industry

State of Participation Interests

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).
(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.
(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.
(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.
(5)	No contracts have been entered into as of the date hereof.
(6)
Includes the 9% reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

19

Particulars of Participating Agreements

JDZ Block 2 Participation Agreement

Date of Participation Agreement	Parties	Key Terms
2 March 2006
1. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd

1b. Sinopec International Petroleum and Production Corporation

2a. Addax Energy Nigeria Limited

2b. Addax Petroleum Corporation

3. ERHC Energy Inc

ERHC assigns  28.6% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.3% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.
Consideration from Sinopec to to ERHC for the 28.67% interest (the “SINOPEC assigned interest”) is $13.6 million.

Consideration from Addax to ERHC for the 14.33% interest (the “Addax assigned interest”) is $6.8 million

In addition, Sinopec and  Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 22% interest retained by ERHC (the “retained interest”) in Block 2.

Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil from the retained interest on Block 2 until Sinopec and Addax Sub recover 100% of the carried costs

JDZ Block 3 Participation Agreement

Date of Participation Agreement	Parties	Key Terms
15 February 2006	1. ERHC Energy Inc 2a. Addax Petroleum Resources Nigeria Limited 2b. Addax Petroleum Corporation
ERHC assigns  15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.
Consideration from Addax Sub to ERHC for the 15% interest (the “acquired interest”) is $7.5 million.
In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 10% interest retained by ERHC (the “retained interest”) in Block 3.

Addax is entitled to 100% of ERHC’s future costs in respect of petroleum operations.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs

JDZ Block 4 Participation Agreement

Date	Parties	Key Terms
17 November 2005[3]	1. ERHC Energy Inc 2a. Addax Petroleum Nigeria (Offshore 2) Limited 2b. Addax Petroleum NV
ERHC shall assign 33.3%[4] of participating interest to Addax Petroleum  Nigeria (Offshore 2) Limited (“Addax”) (leaving ERHC with a 26.7% participating interest).

Consideration from Addax Sub to ERHC for the interest to be acquired by Addax (the “acquired interest”) is fixed at $18 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax  recovers 100% of the carried costs

3 By an Amendment to the Participation Agreement dated  February 23 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3% .  By a second Amendment to the Participation Agreement, entered into on March 14 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%.  By a third Amendment to the Participation Agreement dated April 11 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement.

4 See the immediately preceding footnote.

Current Plans for Income Generation

The Company is currently focused on exploiting its interests in Blocks 5, 6 and 9 but no current sources of income other than interest income from cash investments that it purchased with funds generated from sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into participation agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot currently be predicted.  The Company believes that the participation agreements that it has entered into will be its primary source of future revenue; however, the Company has no formal plans to derive income from sources other than the sale of participation interests in additional Blocks or through income generated from successful development of its interests under existing participation

20

Critical Accounting Policies

The Company has identified the policies below as critical to its business operations and the understanding of its results of operations.  The impact and any associated risks related to these policies on the Company’s business operations are discussed throughout this section where such policies affect the Company’s reported and expected financial results.  Management’s preparation of this Annual Report on Form 10-K requires it to make estimates and assumptions that affect the reported amount of assets and liabilities, and that effect the disclosure of contingent assets and liabilities.  There is no assurance that actual results will not differ from those estimates and assumptions.

Concentration of Risks

The Company’s current focus is to exploit assets consisting of agreements with the DRSTP concerning oil and gas exploration in EEZ and with the JDA concerning oil and gas exploration in the JDZ.  The Company has formed relationships with other oil and gas companies with the technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

Asset Retirement Obligation

ERHC’s asset retirement obligation relates to the plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas. The provisions of SFAS No. 143 require the fair value of a liability for an asset retirement obligation to be recorded and a corresponding increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized asset retirement cost is depleted over the useful life of the asset.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to the retirement obligation and the asset retirement cost. The offsetting ARO liability is recorded at fair value, and accretion expense recognized as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO asset and liability is measured using expected future cash out flows discounted at the Company’s credit adjusted risk free interest rate. These oil and gas properties were abandoned and written off during the year ended September 30, 1999 and the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Impairment of Long-lived Assets

ERHC evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired.  ERHC determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.  Impairments are charged to operations in the period to which events and circumstances indicate that such assets might be impaired.  ERHC has evaluated its investment in its DRSTP concession fee in light of its 2003 Option Agreement (see Note 4) and there have been no events or circumstances that would indicate that such asset might be impaired.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning the first quarter of fiscal 2008. The Company is currently assessing the potential impact that adoption of SFAS No. 157 would have on its financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement classification, accounting for interest and penalties and accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the potential impact that adoption of FIN No. 48 would have on its financial statements.

21

Former Operations - Asset Retirement Obligation

The Company has accrued $485,000 as a liability on the balance sheet relating to the estimated costs on plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas.  The Company acquired a lease in oil fields located in Wichita County, Texas, which was subsequently assigned to a former shareholder.  However, in connection with the lease in Wichita County, the Company may remain liable for certain plugging and abandonment costs, estimated to be approximately $485,000.  The Company uses SFAS No. 143 to account for this obligation.  These properties were abandoned and written off during the year ended September 30, 1999 and the Company believes the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Management reviews this accrual quarterly for any adjustments necessary.  There has been no activity related to this liability in several years, however, management believes that the accrual is appropriate and conservative at this time.

Results of Operations

Year ended September 30, 2007 Compared to Year Ended September 30, 2006

During fiscal 2007, the Company had general and administrative expenses of $4,954,848 compared with $5,979,609 in fiscal 2006.  The decrease results primarily from the grant of stock warrants for our outside consultants valued at $1,145,000 in fiscal 2006 versus employee compensatory stock option expense of $175,440 in fiscal 2007.

During 2007, the Company had a net loss of $1,756,904, compared to a net income of $23,171,536 for fiscal 2006.  The primary reason for the $24,928,440 decrease in net income for the year ended September 30, 2007 was due to a $30,102,250 net gain in fiscal 2006 from the sale of participation interests in the three JDZ Blocks under production sharing contracts with various joint venture partners.

During fiscal 2007 and 2006, the Company had no revenues from which cash flows could be generated to support operations.  In fiscal 2007 and 2006, the Company relied primarily upon cash generated from the 2006 sale of interests to fund operations.

Year ended September 30, 2006 Compared to Year Ended September 30, 2005

During fiscal 2006, the Company had general and administrative expenses of $5,979,609 compared with $4,645,783 in fiscal 2005.  This increase was primarily attributed to increased legal fees as a result of the Department of Justice investigation.

During 2006, the Company had net income of $23,171,536, compared to a net loss of $11,270,478 for fiscal 2005.  The three primary reasons for the $34,442,014 improvement in net income for the year ended September 30, 2006 were: (i) a $30,102,250 net gain from the sale of participation interests in the three JDZ Blocks under production sharing contracts with various joint venture partners; (ii) a $5,749,575 non-cash loss on extinguishment of debt during fiscal 2005 as the result of the issuance of shares in conjunction with a conversion of debt to common stock; and (iii) fiscal 2006 income tax expense of $2,063,000.

During fiscal 2006, the Company entered into production sharing agreements in Blocks 2, 3 and 4 under which they sold various participating interests for total cash proceeds of $45,900,000 which resulted in net cash provided by investing activities of $45,896,876, compared with net cash used by investing activities of $24,277 for fiscal 2005.

During fiscal 2006 and 2005, the Company had no revenues from which cash flows could be generated to support operations.  In fiscal 2006, the Company relied primarily upon cash generated from the sale of interests to fund operations and in fiscal 2005, the Company relied on borrowings funded from its line of credit as well as the sale of common stock.

Liquidity and Capital Resources

As of September 30, 2007, the Company had working capital of $31,002,664.  The Company believes that it has sufficient liquidity to meet working capital requirements for fiscal 2008.

Through September 30, 2007, ERHC has incurred substantial costs in responding to the investigations by the DOJ, SEC and Senate Subcommittee. Those costs consist primarily of legal fees paid to the Company’s legal counsel, Akin Gump Strauss Hauer & Feld LLP and documents production costs. These costs have had a significant negative impact on the Company’s cash flows from operations and ERHC expects the use of cash to address these investigations, if continued at current levels could have a serious negative impact on the Company’s liquidity. Neither management nor and its legal counsel can currently assess the magnitude of future cash requirement that could result from prolonged investigations or any negative findings that arise from the investigations. In a worst case scenario, the Company’s cash resources could be exhausted and the Company’s status as a going concern could be brought into substantial doubt.

22

Off-Balance Sheet Arrangements

As of September 30, 2007, the Company does not have any off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table provides information at September 30, 2007, about the Company’s contractual obligations and commercial commitments.  The table presents contractual obligation by due dates and related contractual commitments by expiration dates.

Contractual Obligations	Total	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 Years

Convertible debt (1)	$33,513	$33,513	$-	$-	$-
Operating lease (2)	454,920	107,040	321,120	26,760	-

Total	$488,433	$140,553	$321,120	$26,760	$-

(1)	This represents a convertible note to Joseph Charles and Associates, for which the Company has been unable to locate the payee.

(2)	Lease obligations consist of operating lease for office space. Office lease represent non-cancelable leases for office space used in our daily operations.

Contingencies and Legal Matters

For a detailed discussion of contingencies and legal matters, see “Item 3. Legal Proceedings”.

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk

The Company’s current focus is to exploit its primary assets, which are rights to working interest in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company intends to continue to form relationships with other oil and gas companies with technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

At September 30, 2007, all of the Company's operations were located outside the United States.  The Company’s primary asset are agreements with DRSTP and the JDA, which provide ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in the agreements in this area may be impacted by this circumstance.

The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on foreign subsidiaries) and changes in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be denominated.  As well, changes in exchange rates may adversely affect the Company's future results of operations and financial condition.

Market risks relating to the Company’s operations result primarily from changes in interest rates as well as credit risk concentrations.  The Company’s interest expense is generally not sensitive to changes in the general level of interest rates in the United States, particularly because a substantial majority of its indebtedness is at fixed rates.

The Company holds no derivative financial or commodity instruments, nor does it engage in any foreign currency denominated transactions.

23

Item 8.  Financial Statements and Supplementary Data

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

Reports of Independent Public Accounting Firm:

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting as of September 30, 2007	25

Report of Independent Registered Public Accounting Firm on the Financial Statements for the Years ended September 30, 2007 and 2006	26

Consolidated Financial Statements:

Consolidated Balance Sheets as of September 30, 2007 and 2006	27

Consolidated Statements of Operations for the Years Ended September 30, 2007, 2006 and 2005, and for the period from inception, September 5, 1995, to September 30, 2007	28

Consolidated Statements of Shareholders' Equity (Deficit) for the period from inception, September 5, 1995, to September 30, 2007	29

Consolidated Statements of Cash Flows for the Years Ended September 30, 2007, 2006 and 2005, and for the period from inception, September 5, 1995, to September 30, 2007	40

Notes to Consolidated Financial Statements	42

Financial Statement Schedules:

None

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under instructions or are inapplicable and therefore have been omitted.

24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ERHC Energy Inc.
Houston, Texas

We have audited the internal control of ERHC Energy Inc. over its financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ERHC Energy Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ERHC Energy Inc. as of September 30, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three years then ended, and our reports dated December 7, 2007 expressed an unqualified opinion on those consolidated financial statements.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

December 7, 2007

25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ERHC Energy Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of ERHC Energy Inc., a corporation in the development stage, as of September 30, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the three years then ended.  These financial statements are the responsibility of ERHC’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ERHC as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ERHC’s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 7, 2007 expressed an unqualified opinion on management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

December 7, 2007

26

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED BALANCE SHEETS
September 30, 2007 and 2006

	2007	2006

ASSETS
Current assets:
Cash	$34,721,933	$40,991,114
Prepaid expenses and other current assets	179,955	1,073,031
Income tax refundable	1,568,758	-
Deferred tax asset – current	480,000	480,000

Total current assets	36,950,646	42,544,145

DRSTP concession fee	2,839,500	2,839,500
Furniture and equipment, net	64,495	14,604
Deferred tax asset	-	480,000

Total assets	$39,854,641	$45,878,249

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$5,183,979	$6,784,004
Accounts payable and accrued liabilities, related parties	238,614	69,439
Accrued interest	6,876	5,023
Federal income taxes payable	-	3,013,147
Asset retirement obligation	485,000	485,000
Convertible debt	33,513	33,513

Total current liabilities	5,947,982	10,390,126

Commitments and contingencies	-	-

Shareholders' equity:
Preferred stock, par value $0.0001; authorized 10,000,000; none issued and outstanding	-	-
Common stock, par value $0.0001; authorized 950,000,000 shares; issued and outstanding 721,938,550 and 718,988,982 at September 30, 2007 and 2006, respectively	72,193	71,899
Additional paid-in capital	91,827,545	91,652,399
Deficits accumulated in the development stage	(57,993,079)	(56,236,175)

Total shareholders’ equity	33,906,659	35,488,123

Total liabilities and shareholders' equity	$39,854,641	$45,878,249

The accompanying notes are an integral part of these financial statements.

27

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to
				September 30,
	2005	2006	2007	2007
				(Unaudited)
Operating costs and expenses:
General and administrative Expenses	$4,645,783	$5,979,609	$4,954,848	$64,093,110
Depreciation, depletion and amortization	6,676	9,147	21,917	1,385,930
Gain from sale of partial interest in DRSTP Concession	-	(30,102,250)	-	(30,102,250)
Write-offs and abandonments	-	-	-	7,742,128

(Loss) gain from operations	(4,652,459)	24,113,494	(4,976,765)	(43,118,918)

Other income and (expenses):
Interest income	26,494	1,123,141	1,998,704	3,148,339
Gain (loss) from settlements	252,310	-	(500,000)	(247,690)
Other income	-	-	-	439,827
Interest expense	(1,147,248)	(2,099)	(1,843)	(12,125,062)
Loss on extinguishment of debt	(5,749,575)	-	-	(5,749,575)

Total other income and expenses, net	(6,618,019)	1,121,042	1,496,861	(14,534,161)

Income (loss) before benefit (provision) for income taxes	(11,270,478)	25,234,536	(3,479,904)	(57,653,079)

Benefit (provision) for income taxes
Current	-	(3,023,000)	1,243,000	(1,780,000)
Deferred	-	960,000	480,000	1,440,000

Total benefit (provision) for income taxes	-	(2,063,000)	1,723,000	(340,000)

Net income (loss)	$(11,270,478)	$23,171,536	$(1,756,904)	$(57,993,079)

Net income (loss) per common shares Basic and diluted	$(0.02)	$0.03	$0.00

Weighted average number of common shares outstanding -
Basic	671,164,058	712,063,980	720,966,165
Diluted	671,164,058	717,410,403	720,966,165

The accompanying notes are an integral part of these financial statements.

28

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common		Additional
	Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 5, 1995	-	$-	$-	$-	$-	$-	$-

Common stock issued for cash	884,407	88	-	-	-	-	88

Common stock issued for Services	755,043	76	499,924	-	-	(500,000)	-
Net loss	-	-	-	(3,404)	-	-	(3,404)
Balance at September 30, 1995	1,639,450	164	499,924	(3,404)	-	(500,000)	(3,316)

Common stock issued for cash, net of expenses	361,330	36	124,851	-	-	-	124,887
Common stock issued for Services	138,277	14	528,263	-	-	-	528,277
Common stock issued for Equipment	744,000	74	3,719,926	-	-	-	3,720,000
Effect of reverse merger	1,578,470	158	(243,488)	-	-	-	(243,330)
Amortization of deferred compensation	-	-	-	-	-	72,500	72,500
Net loss	-	-	-	(728,748)	-	-	(728,748)

Balance at September 30, 1996	4,461,527	$446	$4,629,476	$(732,152)	$-	$(427,500)	$3,470,270

The accompanying notes are an integral part of these financial statements.

29

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common		Additional
	Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1996	4,461,527	$446	$4,629,476	$(732,152)	$-	$(427,500)	$3,470,270

Common stock issued for cash	2,222,171	222	1,977,357	-	(913,300)	-	1,064,279
Common stock issued for services	9,127,981	913	12,430,725	-	-	-	12,431,638
Common stock issued for oil and gas leases and properties	500,000	50	515,575	-	-	-	515,625
Common stock issued for Chevron contract	3,000,000	300	-	-	-	-	300
Common stock issued for BAPCO acquisition	4,000,000	400	499,600	-	-	-	500,000
Contributed	(100,000)	(10)	(99,990)	-	-	-	(100,000)
Amortization of deferred compensation	-	-	-	-	-	177,500	177,500
Net loss	-	-	-	(16,913,052)	-	-	(16,913,052)

Balance at September 30, 1997	23,211,679	$2,321	$19,952,743	$(17,645,204)	$(913,300)	$(250,000)	$1,146,560

The accompanying notes are an integral part of these financial statements.

30

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common		Additional
	Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1997	23,211,679	$2,321	$19,952,743	$(17,645,204)	$(913,300)	$(250,000)	$1,146,560

Common stock and warrants issued for cash	1,124,872	113	972,682	-	-	-	972,795
Common stock issued for services	1,020,320	102	1,526,878	-	-	-	1,526,980
Common stock issued for Uinta acquisition	1,000,000	100	1,999,900	-	-	-	2,000,000
Common stock issued for Nueces acquisition	50,000	5	148,745	-	-	-	148,750
Common stock issued for accounts payable	491,646	49	337,958	-	-	-	338,007
Beneficial conversion feature associated with convertible debt	-	-	1,387,500	-	-	-	1,387,500
Receipt of subscription receivable	-	-	-	-	913,300	-	913,300
Option fee and penalty	299,536	30	219,193	-	-	-	219,223
Common stock issued for building equity	24,000	2	69,998	-	-	-	70,000
Amortization of deferred compensation	-	-	-	-	-	125,000	125,000
Net loss	-	-	-	(11,579,024)	-	-	(11,579,024)

Balance at September 30, 1998	27,222,053	$2,722	$26,615,597	$(29,224,228)	$-	$(125,000)	$(2,730,909)

The accompanying notes are an integral part of these financial statements.

31

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common		Additional
	Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1998	27,222,053	$2,722	$26,615,597	$(29,224,228)	$-	$(125,000)	$(2,730,909)

Common stock issued for cash	397,040,000	39,704	2,062,296	-	-	-	2,102,000
Common stock issued for services	7,169,000	717	1,034,185	-	-	-	1,034,902
Common stock issued for Uinta settlement	7,780,653	778	2,541,161	-	-	-	2,541,939
Common stock surrendered in BAPCO settlement	(7,744,000)	(774)	(2,709,626)	-	-	-	(2,710,400)
Common stock issued for accounts payable, debt,accrued interest and penalties	42,334,767	4,233	6,768,054	-	-	-	6,772,287
Common stock issued for officer's salary and bonuses	10,580,000	1,058	4,723,942	-	-	-	4,725,000
Common stock issued for shareholder loans and accrued interest payable	3,939,505	394	771,318	-	-	-	771,712
Reclassification of common stock previously presented as a liability	750,000	75	1,499,925	-	-	-	1,500,000
Amortization of deferred compensation	-	-	-	-	-	125,000	125,000
Net loss	-	-	-	(19,727,835)	-	-	(19,727,835)

Balance at September 30, 1999	489,071,978	$48,907	$43,306,852	$(48,952,063)	$-	$-	$(5,596,304)

The accompanying notes are an integral part of these financial statements.

32

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common		Additional
	Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1999	489,071,978	$48,907	$43,306,852	$(48,952,063)	$-	$-	$(5,596,304)

Common stock issued for con -version of debt and payment of accrued interest and penalties	7,607,092	761	295,120	-	-	-	295,881
Net loss	-	-	-	(1,958,880)	-	-	(1,958,880)

Balance at September 30, 2000	496,679,070	49,668	43,601,972	(50,910,943)	-	-	(7,259,303)

Common stock issued for services	37,000,000	3,700	1,846,300	-	-	-	1,850,000
Net loss	-	-	-	(6,394,810)	-	-	(6,394,810)

Balance at September 30, 2001	533,679,070	$53,368	$45,448,272	$(57,305,753)	$-	$-	$(11,804,113)

The accompanying notes are an integral part of these financial statements.

33

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common		Additional
	Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2001	533,679,070	$53,368	$45,448,272	$(57,305,753)	$-	$-	$(11,804,113)

Common stock issued for cash net of expenses	4,000,000	400	643,100	-		-	643,500
Common stock issued for services	3,475,000	348	527,652	-	-	-	528,000
Common stock issued for accounts payable	4,407,495	440	817,757	-	-	-	818,197
Common stock issued for con -version of debt and pay-ment of accrued interest And penalties	7,707,456	771	1,540,721	-	-	-	1,541,492
Common stock issued for officer's salary and bonuses	2,700,000	270	289,730	-	-	-	290,000
Net loss	-	-	-	(4,084,210)	-	-	(4,084,210)

Balance at September 30, 2002	555,969,021	$55,597	$49,267,232	$(61,389,963)	$-	$-	$(12,067,134)

The accompanying notes are an integral part of these financial statements.

34

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common		Additional
	Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2002	555,969,021	$55,597	$49,267,232	$(61,389,963)	$-	$-	$(12,067,134)

Common stock issued for cash, net of expenses	9,440,000	944	1,071,556	-	-	-	1,072,500
Common stock issued for accounts payable	1,527,986	153	177,663	-	-	-	177,816
Common stock issued for con -version of debt and payment of accrued interest	17,114,740	1,711	3,421,227	-	-	-	3,422,938
Net loss	-	-	-	(3,153,882)	-	-	(3,153,882)

Balance at September 30, 2003	584,051,747	$58,405	$53,937,678	$(64,543,845)	$-	$-	$(10,547,762)

The accompanying notes are an integral part of these financial statements.

35

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common		Additional
	Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2003	584,051,747	$58,405	$53,937,678	$(64,543,845)	$-	$-	$(10,547,762)

Common stock issued for cash, net of expenses	3,231,940	323	974,677	-	-	-	975,000
Common stock issued for accounts payable	1,458,514	146	533,102	-	-	-	533,248
Common stock issued for con -version of debt and payment of accrued interest	11,185,052	1,119	2,236,093	-	-	-	2,237,212
Common stock issued for proceeds received in 2003	1,000,000	100	(100)	-	-	-	-
Beneficial conversion feature associated with the con-vertible line of credit	-	-	1,058,912	-	-	-	1,058,912
Options issued to employee	-	-	765,000	-	-	(765,000)	-
Amortization of deferred compensation	-	-	-	-	-	308,126	308,126
Common stock issued for cash Less exercise of options And/or warrants	247,882	25	(25)	-	-	-	-
Net loss	-	-	-	(3,593,388)	-	-	(3,593,388)

Balance at September 30, 2004	601,175,135	$60,118	$59,505,337	$(68,137,233)	$-	$(456,874)	$(9,028,652)

The accompanying notes are an integral part of these financial statements.

36

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common		Additional
	Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2004	601,175,135	$60,118	$59,505,337	$(68,137,233)	$-	$(456,874)	$(9,028,652)

Common stock issued for accounts payable	735,000	73	359,716	-	-	-	359,789
Common stock issued for con -version of debt and payment of accrued interest	107,819,727	10,782	22,678,054	-	-	-	22,688,836
Common stock issued in settle-ment of lawsuits	595,000	59	394,391	-	-	-	394,450
Variable accounting for repriced employee stock options	-	-	300,000	-	-	(300,000)	-
Beneficial conversion feature associated with the con-vertible line of credit			347,517				347,517
Amortization of deferred compensation	-	-	-	-	-	449,737	449,737
Common stock issued for cash Less exercise of options and/or warrants	587,364	59	(59)	-	-	-	-
Net loss	-	-	-	(11,270,478)	-		(11,270,478)

Balance at September 30, 2005	710,912,226	$71,091	$83,584,956	$(79,407,711)	$-	$(307,137)	$3,941,199

The accompanying notes are an integral part of these financial statements.

37

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common		Additional
	Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2005	710,912,226	$71,091	$83,584,956	$(79,407,711)	$-	$(307,137)	$3,941,199

Variable accounting for repriced employee stock options	-	-	(60,660)	-	-	-	(60,660)
Issuance of warrants for success fee	-	-	5,154,500	-	-	-	5,154,500
Issuance of options as comp-ensation to consultants	-	-	1,145,000	-	-	-	1,145,000
Common stock issued upon exercise of warrants	800,000	80	159,920	-	-	-	160,000
Amortization of deferred Compensation	-	-	(307,137)	-	-	307,137	-
Common stock issued for board compensation	4,665,000	467	1,976,081	-	-	-	1,976,548
Common stock issued for cash Less exercise of options And/or warrants	2,611,756	261	(261)	-	-	-	-
Net income	-	-	-	23,171,536	-	-	23,171,536

Balance at September 30, 2006	718,988,982	$71,899	$91,652,399	$(56,236,175)	$-	$-	$35,488,123

The accompanying notes are an integral part of these financial statements.

38

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common		Additional
	Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2006	718,988,982	$71,899	$91,652,399	$(56,236,175)	$-	$-	$35,488,123

Accounting for employee stock options	-	-	175,440	-	-	-	175,440
Common stock issued for cash Less exercise of options And/or warrants	2,949,568	294	(294)	-	-	-	-
Net income	-	-	-	(1,756,904)	-	-	(1,756,904)

Balance at September 30, 2007	721,938,550	$72,193	$91,827,545	$(57,993,079)	$-	$-	$33,906,659

The accompanying notes are an integral part of these financial statements.

39

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to
				September 30,
	2005	2006	2007	2007
				(Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$(11,270,478)	$23,171,536	$(1,756,904)	$(57,993,079)
Adjustments to reconcile net income (loss) to net cash used by operating activities
Depreciation, depletion and amortization expenses	6,676	9,147	21,917	1,385,930
Write-offs and abandonments	-	-	-	7,742,128
Deferred income taxes	-	(960,000)	480,000	(480,000)
Compensatory stock options	-	1,084,340	175,440	1,259,780
Gain from settlement	(252,310)	-	-	(252,310)
Gain on sale of partial interest in DRSTP concession	-	(30,102,250)	-	(30,102,250)
Amortization of beneficial conversion feature associated with convertible debt	784,348	-	-	2,793,929
Amortization of deferred Compensation	449,737	-	-	1,257,863
Common stock issued for services	-	-	-	20,897,077
Common stock issued for settlements	-	-	-	225,989
Common stock issued for officer Bonuses	-	-	-	5,015,000
Common stock issued for interest and penalties on convertible debt	-	-	-	10,631,768
Common stock issued for board compensation	-	1,976,548	-	1,976,548

Gain (loss) on extinguishment of debt	5,749,575	-	-	5,682,368
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(5,835)	(1,040,938)	893,077	(179,954)
Income tax refundable	-	-	(1,568,758)	(1,568,758)
Accounts payable and other accrued liabilities	324,454	(1,210,546)	(1,598,173)	(2,612,896)
Accrued federal income taxes	-	3,013,147	(3,013,147)	-
Accrued officers' salaries	(76,275)	-	-	-
Accounts payable, and accrued liabilities, related party	2,146,375	(1,995,236)	169,175	238,614
Accrued interest - related party	386,228	-	-	-
Accrued retirement obligation	-	-	-	485,000

Net cash used by operating activities	$(1,757,505)	$(6,054,252)	$(6,197,373)	$(33,597,253)

The accompanying notes are an integral part of these financial statements.

40

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to
				September 30,
	2005	2006	2007	2007
				(Unaudited)
Cash Flows from Investing Activities
Release of restricted cash	$3,026	$-	$-	$-
Purchase of DRSTP concession	-	-	-	(5,679,000)
Proceeds from sale of partial interest In DRSTP concession	-	45,900,000	-	45,900,000
Purchase of furniture and equipment	(27,303)	(3,124)	(71,808)	(877,200)

Net cash provided (used) by investing Activities	(24,277)	45,896,876	(71,808)	39,343,800

Cash Flows from Financing Activities:
Proceeds from warrants exercised	-	160,000	-	160,000
Proceeds from common stock, net of expenses	-	-	-	6,955,049
Proceeds from related party line of credit	2,750,000	-	-	2,750,000
Proceeds from related party debt	-	-	-	158,700
Proceeds from related party convertible debt	-	-	-	8,207,706
Proceeds from convertible debt	-	-	-	9,019,937
Proceeds from note payable to bank	-	-	-	175,000
Proceeds from shareholder loans	-	-	-	1,845,809
Collection of stock subscription receivable	-	-	-	913,300
Repayment of shareholder loans	-	-	-	(1,020,607)
Repayment of long-term debt	-	-	-	(189,508)

Net cash provided by investing activities	2,750,000	160,000	-	28,975,386

Net increase (decrease) in cash and cash equivalents	968,218	40,002,624	(6,269,181)	34,721,933

Cash and cash equivalents, beginning of period	20,272	988,490	40,991,114	-

Cash and cash equivalents, end of period	$988,490	$40,991,114	$34,721,933	$34,721,933

Supplemental Disclosure of Cash Flow Information
Cash paid for interest expense	$-	$-	$-	$-
Cash paid for income taxes	-	-	2,378,905	-

The accompanying notes are an integral part of these financial statements

41

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended September 30, 2007, 2006 and 2005 and for the Period from Inception,
September 5, 1995, to September 30, 2007

Note 1 – Summary of Significant Accounting Policies

General Business and Nature of Operations

ERHC Energy Inc. is an independent oil and gas company that reports as a development stage enterprise because there are currently no significant operations and no revenue has been generated from business activities.  ERHC was formed in 1986, as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas company.  ERHC’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its primary assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome and Principe (“DRSTP”) and the Federal Republic of Nigeria (“FRN”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”).  The Company has formed relationships with upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ as further described in Note 4.  ERHC currently has no other operations.

Consolidated Financial Statements

The consolidated financial statements include the accounts of ERHC and its wholly owned subsidiary, after elimination of all significant inter-company accounts and transactions.

Use of estimates

The consolidated financial statements have been prepared in conformity with U. S. generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period for the years then ended. Actual results could differ significantly from those estimates.

Cash equivalents

ERHC considers all highly liquid short-term investments with an original maturity of three months or less, when purchased, to be cash equivalents.

Concentration of risks

ERHC primarily transacts its business with three financial institutions. From time to time the amount on deposit in either one of these institutions may exceed the $100,000 federally insured limit.  The balances are maintained in demand accounts to minimize risk.

ERHC’s current focus is to exploit its assets which are agreements with the DRSTP concerning oil and gas exploration in EEZ and with the JDA concerning oil and gas exploration in the JDZ.  ERHC has formed relationships with Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and Addax Energy Nigeria Limited ("Addax Ltd.") to assist ERHC in leveraging its interests in the EEZ and the JDZ. ERHC currently has no other operations.

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Successful efforts

ERHC uses the successful efforts method of accounting for oil and gas producing activities.  Under this method, acquisition costs for proved and unproved properties are capitalized when incurred.  Exploration costs, including geological and geophysical costs, the costs of carrying and retaining unproved properties and exploratory dry hole drilling costs, are expensed.  Development costs, including the costs to drill and equip development wells, and successful exploratory drilling costs to locate proved reserves are capitalized. Exploratory drilling costs are capitalized when incurred pending the determination of whether a well has found proved reserves.  A determination of whether a well has found proved reserves is made shortly after drilling is completed. The determination is based on a process that relies on interpretations of available geologic, geophysic, and engineering data.  If a well is determined to be successful, the capitalized drilling costs will be reclassified as part of the cost of the well.  If a well is determined to be unsuccessful, the capitalized drilling costs will be charged to expense in the period the determination is made.  If an exploratory well requires a major capital expenditure before production can begin, the cost of drilling the exploratory well will continue to be carried as an asset pending determination of whether proved reserves have been found only as long as: i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made and ii) drilling of the additional exploratory wells is under way or firmly planned for the near future.  If drilling in the area is not under way or firmly planned, or if the well has not found a commercially producible quantity of reserves, the exploratory well is assumed to be impaired, and its costs are charged to expense.

In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well is not carried as an asset for more than one year following completion of drilling.  If, after that year has passed, a determination that proved reserves exist cannot be made, the well is assumed to be impaired, and its costs are charged to expense.  Its costs can, however, continue to be capitalized if sufficient quantities of reserves are discovered in the well to justify its completion as a producing well and sufficient progress is made in assessing the reserves and the well's economic and operating feasibility.

The impairment of unamortized capital costs is measured at a lease level and is reduced to fair value if it is determined that the sum of expected future net cash flows is less than the net book value. ERHC determines if impairment has occurred through either adverse changes or as a result of the annual review of all fields.

Development costs of proved oil and gas properties, including estimated dismantlement, restoration and abandonment costs and acquisition costs, are depreciated and depleted on a field basis by the units-of-production method using proved developed and proved reserves, respectively. The costs of unproved oil and gas properties are generally combined and impaired over a period that is based on the average holding period for such properties and the Company's experience of successful drilling.

Asset Retirement Obligation

ERHC’s asset retirement obligation relates to the plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas. The provisions of SFAS No. 143 require the fair value of a liability for an asset retirement obligation to be recorded and a corresponding increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized asset retirement cost is depleted over the useful life of the asset.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to the retirement obligation and the asset retirement cost. The offsetting ARO liability is recorded at fair value, and accretion expense recognized as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO asset and liability is measured using expected future cash out flows discounted at the Company’s credit adjusted risk free interest rate. These oil and gas properties were abandoned and written off during the year ended September 30, 1999 and the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Impairment of long-lived assets

ERHC evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired.  ERHC determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.  Impairments are charged to operations in the period to which events and circumstances indicate that such assets might be impaired.  ERHC has evaluated its investment in its DRSTP concession fee in light of its 2003 Option Agreement (see Note 4) and there have been no events or circumstances that would indicate that such asset might be impaired.

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Income taxes

ERHC accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 - “ Accounting for Income Taxes, ” which provides for an asset and liability approach in accounting for income taxes.  Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period.  Diluted income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding, after giving effect to potentially dilutive common share equivalents outstanding during the period.  Potentially dilutive common share equivalents are not included in the computation of diluted  income (loss) per share if they are anti-dilutive.  Diluted income (loss) per common share is the same as basic for all periods presented because the effect of potentially dilutive common shares arising from outstanding stock warrants and options was anti-dilutive.  For the year ended September 30, 2006, the potentially dilutive common shares from stock options and warrants were 5,346,423.  If all convertible debt instruments, including accrued interest were to be considered, an additional 192,680 common shares for the year ended September 30, 2006 may have been dilutive depending on the results of operations. For the year ended September 30, 2007 and 2005, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Stock-based compensation

On October 1, 2005, ERHC began  recording  compensation  expense associated  with  stock  options  and  other  forms of  equity  compensation  in accordance with Statement of Financial  Accounting  Standards No. 123R, Share-Based  Payment,  as interpreted by SEC Staff Accounting  Bulletin No. 107. Prior to October 1, 2005, ERHC had accounted for stock options  according to the  provisions  of  Accounting  Principles  Board  Opinion  No. 25, Accounting  for Stock  Issued to  Employees,  and related  interpretations,  and therefore no related  compensation  expense was recorded for awards granted with no intrinsic  value.  ERHC adopted the modified  prospective  transition method   provided  for  under  SFAS No. 123R, and consequently, has  not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock options  recognized in the first quarter of Fiscal 2006  includes:  1) quarterly  amortization  related to the  remaining unvested  portion of all stock option  awards granted prior to October 1, 2005, based on the grant date fair value  estimated  in  accordance  with the original provisions of SFAS No. 123; and 2) quarterly  amortization  related to all stock option awards granted  subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for ERHC beginning the first quarter of fiscal 2008. The Company is currently assessing the potential impact that adoption of SFAS No. 157 would have on our financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement classification, accounting for interest and penalties and accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the potential impact that adoption of FIN No. 48 would have on its financial statements.

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Reclassifications

During the year ended September 30, 2005, ERHC corrected a 1,222,153 understatement in the number of shares of common stock outstanding that has consistently existed for many years. The shares were issued at a time when the stock had no significant value and, accordingly, the correction of outstanding shares resulted in a $122 increase in common stock and a corresponding decrease in additional paid-in capital. All periods presented have been corrected to include these additional shares.

Certain prior year amounts have been reclassified to conform to the current year presentation

Note 2 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of September 30, 2007 and 2006:

	2007	2006

Accrued success fee	$-	$1,500,000
Accrued stock payable – success fee	4,803,750	4,803,750
Accrued settlement payable	-	175,000
Accounts payable	380,228	305,254

	$5,183,978	$6,784,004

Note 3 – Revision to Financial Statements

ERHC had revised its financial statements to report as a development stage company for the year ended September 30, 2006.  Accordingly, the statements of operations, stockholders’ equity and cash flows include inception to date amounts.  The consolidated statements of stockholders’ equity of the Company for the years ended from inception (September 5, 1995) through September 30, 1998 were audited by other auditors who are no longer members of the Public Company Accounting Oversight Board and whose reports for each of the years ended from inception (September 5, 1995) through September 30, 1998 expressed an unqualified opinion on those statements.

Note 4 - Sao Tome Concession

In April 2003, the Company and the DRSTP entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  However, ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

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(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.

(5)	No contracts have been entered into as of the date hereof.

(6)
Includes the 9% reclaimed by ERHC from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

This exercise of the Company’s rights was subject to the condition that if no license is awarded or a license is awarded and subsequently withdrawn by the JDA prior to the commencement of operations, ERHC will be entitled to receive its working interest in that block in a future license awarded for the block.

On April 28, 2005, ERHC and its then consortium partner Noble Energy International, Ltd. (“Noble”) entered into a Memorandum of Understanding with Godsonic Oil Company Limited (“Godsonic”), an independent bidder for interest in Block 4. The Memorandum of Understanding stated that if ERHC/Noble received less than a 26% bid-interest award in Block 4. Godsonic would transfer whatever Godsonic received in the Block to ERHC/Noble; on the other hand, if ERHC/Noble received more than a 26% bid-interest award in Block 4 from the JDA,. ERHC/Noble would transfer the excess over 26% to Godsonic.

In June 2005, the JDA awarded ERHC and its then consortium partner Noble a 35% bid interest in Block 4 of the JDZ, in addition to the option interest of 25% which ERHC had exercised in the Block. In October 2005, Noble withdrew from participation in Block 4 and Addax Petroleum (Nigeria Offshore 2) Limited (“Addax”) replaced Noble as ERHC’s consortium partner. By a Letter Agreement of October 24, 2005, ERHC and Addax undertook to transfer a 9% interest, out of the 35% bid interest, to Godsonic subject to Godsonic meeting financial and other conditions. In November 2005, ERHC and Addax entered into a Participation Agreement dated November 17, 2005 (the “Participation Agreement”) whereby ERHC undertook to assign a 42.3% interest (the “Assigned Interest”) in Block 4 to Addax.  Under the Participation Agreement, ERHC’s “Retained Interest” would be 17.7% in Block 4.  The Participation Agreement stated Addax’s cash payment obligations to ERHC to be $18 million, which was paid in February and March 2006.

By an Amendment made on February 23, 2006, ERHC and Addax amended the Participation Agreement so that the Assigned Interest to Addax would be changed to 33.3% while ERHC’s Retained Interest would remain at 17.7%. By another Amendment made on March 14, 2006, ERHC and Addax further amended the Participation Agreement so that the “Assigned Interest” would be 33.3% and ERHC’s “participating interest” would be 26.7%.

On March 15, 2006, an agreement to assign 9% in Block 4 to Godsonic was entered into between ERHC and Godsonic subject to Godsonic meeting stipulated financial and other conditions. By a further Amendment made on April 11, 2006 to the Participation Agreement, ERHC and Addax provisionally agreed that if Godsonic did not meet the obligations on the 9% interest to be transferred to Godsonic and was foreclosed from all claims to the 9% interest, ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  See Note 10.

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In July 2007, ERHC acted on behalf of the Addax/ERHC consortium to reclaim Godsonic’s 9% share of JDZ Block 4 because Godsonic failed to meet certain obligations.  Addax claims entitlement under the existing agreements to 7.2% out of the recovered 9%, leaving 1.8% remaining with ERHC.  If finalized, this would increase ERHC’s share of JDZ Block 4 from 17.7% to 19.5%.  ERHC and Addax are amicably exchanging statements in arbitration, to resolve whether or not additional consideration is due to ERHC from Addax for the 7.2% claimed by Addax under the terms of the existing agreements. The parties are also exploring mediation as an alternative to seeing arbitration to conclusion.

Under the Participation Agreement between ERHC and Addax, as variously amended, Addax will serve as operator and pay all of ERHC’s future costs in respect of all petroleum operations in Block 4. Addax is entitled to up to 100% of ERHC’s share of cost oil and 50% of ERHC’s share of profit oil until Addax recovers ERHC’s costs.

In March 2006, ERHC sold a 28.67% participating interest in Block 2 of the JDZ to Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and a 14.33% participating interest in Block 2 of the JDZ to Addax Energy Nigeria Limited ("Addax Ltd.") leaving a 22% participating interest in Block 2 to the Company. In exchange, Sinopec paid ERHC $13.6 million and Addax Ltd. paid ERHC $6.8 million in the second quarter of fiscal 2006. Under the participation agreement among ERHC, Sinopec and Addax Ltd., Sinopec will serve as operator, and Sinopec and Addax Ltd. will pay all of ERHC's future costs in respect of petroleum operations in Block 2. Sinopec and Addax Ltd. are entitled to 100% of ERHC's allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until they recover ERHC's costs and Sinopec is to receive 6% interest on its future costs, up to $35 million, but only to the extent that those costs are covered by production.

ERHC sold various participating interests in Blocks 2, 3 and 4 (as noted above) during 2006 for total cash proceeds of $45,900,000.  Following is an analysis of the sale of the participating interests in blocks 2, 3 and 4.

	Cost	Cash	Success	Gain
	Basis	Proceeds	Fees (1)	Loss

Block 2	$946,500	$20,400,000	$12,958,250	$6,495,250

Block 3	946,500	7,500,000	-	6,553,500

Block 4	946,500	18,000,000	-	17,053,500

Total	$2,839,500	$45,900,000	$12,958,250	$30,102,250

(1) See Note 5

ERHC’s goal is to enter into agreements to exploit its interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

Note 5 - DRSTP Success Fee

ERHC agreed to pay a $3 million cash success fee ($1.5 million was paid in March 2006 and the remaining $1.5 million was paid in March 2007) to Feltang International Inc., a British Virgin Island company that was responsible for obtaining Sinopec’s participation in Block 2.  ERHC also will issue to Feltang 5,250,000 shares of common stock and warrants to purchase 6,500,000 shares at an exercise price of $0.355 per share.  The common stock was valued at $4,803,750 (included in accounts payable at September 30, 2007 and 2006) based on the quoted market value of the common stock on the date Sinopec signed the production sharing agreement. The warrants were valued at $5,154,500 based on a valuation using the Black-Scholes Option Pricing Model and the following assumptions; market price of $0.915, strike price of $0.355, volatility of 115%, interest rate of 4.42%, dividend yield of 0% and expected life of 4 years.

Upon sale of the participation interests, ERHC removed the entire cost of the related blocks due to the uncertainty surrounding their unproved interests.

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Note 6 - Convertible Debt

At September 30, 2007 and 2006, ERHC had $33,513 of nonaffiliated convertible debt and $6,876 accrued but unpaid interest outstanding.  At September 30, 2007 and 2006, this note was in default and ERHC was unable to locate the investor.  If the outstanding convertible debt were converted using the conversion price of $0.20 per share, ERHC would be required to issue 201,945 shares of common stock based on an outstanding principal amount of $33,513 and accrued interest of $6,876.

Note 7 - Income Taxes

At September 30, 2007, ERHC had a consolidated net operating loss carry-forward (“NOL”) of approximately $2.7 million.

The composition of deferred tax assets and the related tax effects at September 30, 2007 and September 30, 2006 are as follows:

	2007	2006

Net operating losses	$931,241	$3,410,000
Accrual for asset retirement	164,900	164,900

Total deferred tax assets	1,096,141	3,574,900
Valuation allowance	(616,141)	(2,614,900)

Net deferred tax asset	$480,000	$960,000

The $480,000 deferred tax asset represents the minimum NOL carryback claim from losses in the next year against the year ended September 30, 2006 taxable income should no income be produced in future years.

The difference between the income tax benefit (provision) in the accompanying statement of operations and the amount that would result if the U.S. federal statutory rate of 34% were applied to pre-tax income (loss) for years ended September 30, 2007, 2006 and 2005, is as follows:

	Years Ended September 30,
	2007	2006	2005

Income tax benefit (provision) at federal statutory rate	$1,183,167	$(8,579,742)	$3,831,962
Gain on sale of assets	-	59,243	-
Change in valuation allowance	1,998,759	19,179,493	340,989
Expiration and adjustment of NOL’s	(1,364,518)	(12,266,000)	(1,022,244)
Director’s stock compensation	(30,090)	(44,896)	(627,130)
Consultants stock option expense	(59,650)	(368,676)	-
Accrued interest not paid	-	-	(390,064)
Amortization of deferred compensation	-	-	(152,910)
Loss on extinguishment of debt	-	-	(1,954,856)
State income tax	-	(9,853)	-
Penalties	(3,621)	(31,771)	-
Other	(1,047)	(798)	(25,747)

Income tax benefit (provision)	$1,723,000	$(2,063,000)	$-

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Note 8 - Shareholders’ Equity

Common Stock Issued Upon Exercise of Warrants

During 2007, 5,625,000 warrants were exercised on a cashless basis for 2,949,587 shares of common stock.

During 2006, 3,750,000 warrants were exercised on a cashless basis for 2,611,756 shares of common stock. Also during 2006, 800,000 warrants were exercised at $0.20 per share. ERHC received $160,000.

During 2005, 3,375,000 warrants were exercised on a cashless basis for 587,364 shares of common stock.

Common Stock Issued For Settlement of Accounts Payable

In 2005 and prior years, ERHC issued shares of common stock for settlement of outstanding accounts payable to various creditors. During the year ended September 30, 2005, ERHC issued 735,000 shares of common stock with an aggregate value of $359,789 for payment of accounts payable balances.

Common Stock Issued For Services

During the years ended September 30, 2007, 2006 and 2005, ERHC issued 4,965,000 shares of common stock for payment of director services as follows:  (i) 300,000 shares for 2007 services rendered (these shares were not yet issued by the Company as of the year end and fair value of $88,500 has been accrued in accounts payable and accrued liabilities, related parties); (ii) 325,000 shares for 2006 services rendered (these shares had a fair value of $132,048); (iii) 340,000 shares for 2005 services (these shares had a fair value of $144,500); and (iv) 4,000,000 rendered to the chairman of the board for his long-term history of services to ERHC (these shares had a fair value of $1,700,000).

Common Stock Issued For Conversion of Debt and Payment of Accrued Interest

ERHC has issued shares of common stock for the conversion of convertible debt notes and accrued interest on convertible debt notes.  During the year ended September 30, 2005, non-affiliated note holders converted $1,677,371 of convertible debt and accrued interest into 8,387,062 shares of common stock.  The conversion price was $0.20 per share.  ERHC issued Chrome Energy, an entity controlled by the majority shareholder 14,023,352 shares of common stock, 12,465,202 issued immediately, 623,260 shares issued on the advance of $1,000,000 and the remaining 934,890 shares upon receipt of an additional $1,500,000 available under the working capital line.  In addition, ERHC issued 12,308,359 shares of common stock to satisfy current interest accrued but not paid of $2,461,712.  The shares of common stock to Chrome for entering into the debt restructuring had a fair value of $5,749,575 and have been recorded as a loss on extinguishment of debt in the September 2005 statement of operations.

During the year ended September 30, 2005, ERHC issued 73,100,954 shares of common stock to Chrome for conversion of all of its debt representing $12,634,084 of principal and $158,583 of accrued interest.

During the year ended September 30, 2007 and 2006 there were no shares issued for the conversion of convertible debt.

Common Stock Issued for Settlement of Lawsuits

During the year ended September 30, 2005, ERHC issued 595,000 shares of common stock to settle its lawsuits. The shares issued  had a fair value of $394,450.

Stock Options Issued and Re-Priced

On January 1, 2005, ERHC issued options to purchase a total of 1,750,000 shares of common stock, upon completion of a full year of service to three consultants as part of their initial compensation packages.  These options have an exercise price of $0.20 per share and vested on December 31, 2005.  Fair value of $816,550 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the year ended September 30, 2006, include (1) 4.57% discount rate, (2) warrant life is the expected remaining life of the options as of each year end, (3) expected volatility of 115%, and (4) zero expected dividends. These options were exercised, on a cashless basis, during the year ended September 30, 2006, for a total of 1,339,030 shares.

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During the year ended September 30, 2005, ERHC modified the exercise price of 3,000,000 options granted to one employee from $0.30 per share to $0.20 per share, which made those options subject to variable plan accounting.  Under variable plan accounting, compensation expense is adjusted for increases or decreases in the fair market value of ERHC’s common stock to the extent that the market value exceeds the new exercise price of the option.  Variable plan accounting is applied to the re-priced options until the options are exercised, forfeited, or expire unexercised.  For the year ended September 30, 2005, ERHC incurred additional expense of $194,737 as a result of an upward change in the fair market value on the underlying common stock.  In January 2006, 1,000,000 of these options were cancelled upon the resignation of the employee and a reduction to expense of $60,660 was recognized in fiscal 2006.  The remaining 2,000,000 options were exercised, on a cashless basis, in June 2006 and 1,272,727 shares were issued.

During the year ended September 30, 2007, the Company issued 1,000,000 options to purchase common stock of the Company to an employee. These options are for a term of three years, have an exercise price of $0.43 and vest over one year. Fair value of $223,900 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the year ended September 30, 2007, include (1) 4.90% discount rate, (2) warrant life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007.

Warrants/Options

Information regarding warrants/options and their respective changes as of and for the fiscal years ended September 30, 2007, 2006 and 2005 are as follows:

	Warrants			Options
	2007	2006	2005	2007	2006	2005

Outstanding, beginning of year	20,866,940	15,166,940	16,166,940	-	3,000,000	3,000,000
Granted	-	6,500,000	-	1,000,000	-	-
Exercised	(a) (5,625,000)	(b)(800,000)	(c) (1,000,000)	-	(d) (2,000,000)	-
Expired/cancelled	(1,840,000)	-	-	-	(1,000,000)	-

Outstanding, end of year	13,401,940	20,866,940	15,166,940	1,000,000	-	3,000,000

Exercisable	13,401,940	20,866,940	15,166,940	-	-	2,000,000
(a) During 2007, 5,625,000 warrants were exercised on a cashless basis for 2,949,587 shares of common stock.
(b) During 2006, 800,000 warrants were exercised  at $0.20 per share and proceeds of $160,000 were received.
(c) During 2005, 1,000,000 warrants were exercised on a cashless basis for 587,364 shares of common stock.
(d) During 2006, 2,000,000 options were exercised on a cashless basis for 1,272,727 shares of common stock.

The weighted average option and warrant exercise price information as of and for the fiscal years ended September 30, 2007, 2006 and 2005 is as follows:

	Warrants			Options
	2007	2006	2005	2007	2006	2005

Outstanding, beginning of year	$0.37	$0.37	$0.36	$-	$-	$0.30
Granted	-	0.36	-	-	-	-
Exercised	0.20	0.20	0.20	-	-	-
Expired/cancelled	(0.50)	-	-	-	-	-

Outstanding, end of year	$0.43	$0.37	$0.37	$-	$-	$0.30

Exercisable	$0.43	$0.37	$0.37	$-	$-	$0.30

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Significant warrant groups outstanding at September 30, 2007, and related weighted average exercise price, exercise price range and weighted average remaining contractual life information are as follows:

Grant Grouping	Warrants Outstanding	Weighted Average Exercise Price	Exercise Price Range	Weighted Average Contractual Years

Chrome	2,500,000	$0.25	$0.25	1.27
Common stock purchase	9,731,940	0.41	0.20-0.55	1.13
S-1/S-3 contingent	1,050,000	0.75	0.75	(a)
Other	120,000	3.00	3.00	1.25
(a)These warrants expire 14 months after ERHC files an effective S-1 or S-3 registration statement.

Note 9 - Commitments and Contingencies

Legal Proceedings

DOJ, SEC and U.S. Senate Committee Subpoenas.  On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Săo Tomé and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

On July 5, 2007, U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to all subpoenas.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flows.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claims entitlement under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC.  The parties are currently in arbitration to determine whether additional consideration is payable to ERHC under the existing agreements for the 7.2% claimed by Addax.  If Addax’s claims are successful, ERHC’s share of JDZ Block 4 will increase from 17.7% to 19.5% and Addax’s share of the JDZ Block 4 will increase from 33.3% to 40.5% for no additional consideration paid to ERHC.  The parties are also exploring mediation as a potential alternative to arbitration.

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Lakeshore Arbitration.  In October 2006, Lakeshore Capital Limited (“Lakeshore”) filed an arbitration claim against ERHC seeking $4,400,000 for the alleged value of 4,500,000 shares of ERHC common stock and for a warrant to purchase 1,500,000 shares at an exercise price of $.20 per share, including interest and costs, as compensation for financial consultancy and related services rendered under a contract with ERHC dated May 20, 2002 and mediation conducted by the American Arbitration Association which resulted in the payment of $250,000 to Lakeshore.  Pursuant to the Settlement Agreement dated May 16, 2007, the arbitration was discontinued with prejudice.

Godsonic Negotiations.  In July 2007, ERHC and Godsonic commenced negotiations over relinquishment by Godsonic of any claims by Godsonic to entitlement to a 9% from the ERHC/Addax bid interest in JDZ Block 4. The parties reached a settlement in August 2007 which resulted in Godsonic’s relinquishment of all claims to the 9% interest in Block 4.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

Employment and Consulting Agreements

At September 30, 2004, ERHC had accrued salaries of $723,035, owed to former officers. The amounts and rights claimed by these officers were subject to lawsuits in which ERHC negotiated final settlements in 2005. During 2005, ERHC paid $76,275 and issued 595,000 shares of common stock valued at $394,450 to fully settle these claims and recognized a $252,310 gain in connection with the settlement.

In December 2006, ERHC hired an employee who receives a monthly salary and may receive options for a total of 1,000,000 shares of common stock upon completing one full year of service and attaining management set performance targets.  These options have a cashless exercise provision.

From August 1, 2004 until January 20, 2006, Ali Memon was ERHC’s President and Chief Executive Officer.  Mr. Memon had a three-year employment agreement that originally included a base salary of $150,000 per year. On January 20, 2006, by mutual agreement with the Board of Directors, Ali Memon resigned both positions.   Under Mr. Memon’s employment agreement, ERHC expensed the remaining net salary to be paid with the final payment made in August 2007.

On January 21, 2006, the Board of Directors appointed Walter Brandhuber as Director and Chief Executive Officer. On March 20, 2006, the Board of Directors appointed Franklin Ihekwoaba as Director and Vice President Finance.  On July 24, 2006, both resigned by mutual agreement with the Board of Directors.  The Board of Directors appointed Board Member Nicolae Luca as Interim Chief Executive Officer until a successor is named. Mr. Luca had served as a Non-Executive Director from February 2001.  Mr. Luca currently receives no cash compensation but is reimbursed for related travel and business expenses.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 500,000 shares of common stock upon a full year of service.  The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in April 2006, on a cashless basis, for 388,889 shares.  Either party may terminate this consulting agreement with 30 days notice.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 500,000 shares of common stock upon a full year of service.    The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in March 2006, on a cashless basis, for 387,640 shares.  This agreement was terminated in March 2006.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 750,000 shares of common stock upon a full year of service.  The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in February 2006, on a cashless basis, for 562,500 shares.  This agreement was terminated on January 1, 2006.

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During May 2003, ERHC hired an individual for general consulting services, including transaction support and evaluation of geological and seismic data.  The agreement has been revised several times.  The most recent revision became effective on April 1, 2006 and terminated on September 30, 2006.  The consultant’s compensation was $2,000 per month revised from $10,000 per month effective April 2005.  During the years ended September 30, 2006 and 2005 total expense incurred under this consulting agreement was $26,500 and $84,970, respectively.

Operating Lease

ERHC leases office space at 5444 Westheimer Road, Houston, Texas.  The lease for office space expires December 2011.  The monthly base rent payment is $8,920 for approximately 5,200 square feet.  During the years ended September 30, 2007, 2006 and 2005, ERHC incurred lease expense of $107,124, $43,992 and $31,697, respectively.  The future remaining annual lease payments under this lease are as follows:

Year Ending September 30,	Amount

2008	$107,040
2009	107,040
2010	107,040
2011	107,040
2012	26,760

Note 10 – Related Party Transaction

Mr. Emeka Offor resigned, effective August 12, 2007, as the Company’s non-executive Chairman of the Board.  As of September 30, 2007, Mr. Offor, through Chrome Oil Services, Ltd. (“Chrome”) and Chrome Energy, LLC (“Chrome Energy”), beneficially owns approximately 43% of the common stock of the Company.  He has been compensated as a director of the Company as follows:

Year	Cash Compensation	Common Stock Issuances	Value of Common Stock Issuances	Total Compensation
2007	$38,100	60,000	$17,700	$55,800
2006	$48,900	60,000	$24,378	$73,278
2005	$33,300	4,085,000	$1,736,125	$1,769,425

As of September 30, 2007, the Company owes Chrome Energy, an entity controlled by Mr.Offor, $62,314.

Note 11 – Supplemental Disclosure of Cash Flows Information

Following is an analysis of non-cash operating and financing activities and non-cash investing and financing activities for the years ended September 30, 2007, 2006 and 2005.

	2007	2006	2005

Non-cash operating and financing activities:
Stock issued in exchange for:
Accounts payable and accrued liabilities	$-	$-	$359,790
Accrued salaries	-	-	394,450
Accrued interest	-	-	84,852
Accrued interest, related party	-	-	2,620,295

Non-cash investing and financing activities:
Stock issued for conversion of non-related party debt to equity	-	-	1,592,521
Beneficial conversion feature associated with convertible debt	-	-	347,517
Exchange of convertible and non convertible Debt, related party	-	-	10,134,084
Stock issued for conversion of related party Debt to equity	-	-	12,634,084

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Note 12 - Quarterly Financial Information (Unaudited)

	For the Year Ended September 30, 2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$1,334,313	$1,181,541	$1,083,539	$1,377,372
Interest expense	461	461	461	460
Other income	543,632	540,495	457,541	457,036
Gain (loss) on settlements	-	-	(500,000)	-
Benefit (provision) for income tax	269,000	197,000	539,241	717,759
Net income (loss) attributable to common Stockholders	(522,142)	(444,507)	(587,218)	(203,037)
Basic and diluted earnings per share	$-	$-	$-	$-

	For the Year Ended September 30, 2006
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$1,232,792	$1,727,524	$1,459,282	$1,569,158
Gain on sale of partial interest in DRSTP concession fee	$	30,102,250	-	-
Interest expense	461	461	461	716
Other income	4,269	27,399	583,269	508,204
Benefit (provision) for income tax	-	(2,340,000)	300,000	(23,000)
Net loss attributable to common stockholders	(1,228,984)	26,061,664	(621,474)	(1,039,670)
Basic and diluted earnings per share	$-	$0.04	$-	$-

	For the Year Ended September 30, 2005
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$643,235	$980,821	$233,704	$2,794,699
Interest expense	1,045,775	100,551	461	461
Other income	-	260,013	10,537	8,254
Loss on extinguishments of debt	5,749,575	-	-	-
Net loss attributable to common stockholders	(7,438,585)	(821,359)	(223,628)	(2,786,906)
Basic and diluted earnings per share	$(0.01)	$-	$-	$-

The sum of the individual quarterly basic and diluted loss per share amounts may not agree with year-to-date basis and diluted loss per share amounts as a result of each period’s computation being based on the weighted average number of common shares outstanding during that period.

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Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A.  Controls and Procedures

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to ERHC Energy, including its consolidated subsidiaries, is made known to the officers who certify ERHC’s financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation, ERHC’s principal executive and principal financial officers have concluded that ERHC’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective as of September 30, 2007 to ensure that the information required to be disclosed by ERHC in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

ERHC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use, or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, which was completed on November 30, 2007,management concluded that the company’s internal control over financial reporting was effective as of September 30, 2008 to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

The effectiveness of ERHC’s internal control over financial reporting as of September 30,  2007 has been audited by Malone & Bailey PC,  an independent registered public accounting firm who audited ERHC’s consolidated financial statements as of and for the year ended September 30,  2007, as stated in their report, which is included under “Item 8. Financial Statements and Supplementary Data.”

Changes in Internal Control Over Financial Reporting

There was no change in ERHC’s internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, ERHC’s internal control over financial reporting.

Item 9B.  Other Information

None.

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PART III

Item 10.  Directors and Executive Officers of the Registrant; and Corporate Governance

The following are Directors and Executive Officers of the Company as of November 30, 2007 (1):

Name	Age	Position

Nicolae Luca	48	Interim Chief Executive Officer, and Director
Howard Jeter	60	Director
Andrew Uzoigwe	65	Director
Clement Nwizubo	55	Director
Peter C. Ntephe	41	Corporate Secretary

(1) Sir Emeka Offor served as the non-executive Chairman of the Board and Directors of ERHC from February 2001 but resigned effective August 12, 2007.

Nicolae Luca has served as Interim Chief Executive Officer since July 2006 and has served as a Director since February 2001.  For over five years Mr. Luca also served as the Technical Director for the Nigeria-incorporated entity Chrome Oil Services Limited, (a separate and distinct entity from the Bahamas-incorporated Chrome Oil Services Limited which is the Company’s controlling shareholder).  Mr. Luca has a Bachelor of Science in Mechanical Engineering.

Ambassador (rtd.) Howard F. Jeter has served as a director since April 2005. Ambassador Jeter is a former US State Department Career Minister, is the President and CEO of the Leo H. Sullivan Foundation. For the past two years, he has served as Executive Vice President of GoodWorks International, LLC, an international consulting firm focused on business facilitation and investment promotion for Africa and the Caribbean. A former career diplomat, Ambassador Jeter served for 27 years in the American Foreign Service and retired from the State Department with the rank of career Minister.  Ambassador Jeter was U.S. Ambassador to Nigeria and to the Republic of Botswana, and also served as Deputy Assistant Secretary of State for African Affairs, Director of West African Affairs, and Special Presidential Envoy to Liberia. Other diplomatic postings included Namibia, Lesotho, Tanzania, and Mozambique. Ambassador Jeter holds a BA Degree in Political Science from Morehouse College, a MA in International Relations and Comparative Politics from Columbia University, and a MA in African Studies from UCLA. He is a member of Phi Beta Kappa, the American Foreign Service Association, and the Council on Foreign Relations. Ambassador Jeter is currently Chairman of the U.S. Export-Import Bank’s Advisory Committee on Africa and a member of the Board of Directors of Africare and Africa Action respectively.  Ambassador Jeter has received numerous awards and recognitions for his work and service, including a Presidential Meritorious Award, State Department Superior Honor Awards, Senior Foreign Service Performance Awards, the Rainbow/Push Coalition International Peace and Justice Award, and the prestigious Bennie Trailblazer Award from Morehouse College.

Andrew Uzoigwe has served as a Director since April 2005.  Dr. Uzoigwe started his career with Dow Chemical Company where he held various senior positions in its Walnut Creek Research Center and in its Specialty Chemicals Facility in Pittsburgh, California. He joined the Nigerian National Petroleum Corporation (NNPC) in 1981. During his tenure at NNPC, Dr. Uzoigwe held several senior technical and management positions including Chief Engineer and Project Coordinator (Petrochemicals), Group General Manager (R&D Division), Managing Director of NNPC’s Refining and Petrochemicals subsidiaries. In 1999 he was appointed the Group Executive Director (Exploration & Production) a position he held until he retired from NNPC in 2002. Dr. Uzoigwe has also served in the Governing Boards of Raw Material Research and Development Council, National Management Agency. He has traveled extensively on numerous professional and official assignments on behalf of NNPC and the Nigerian Government. Dr. Uzoigwe is a Registered Professional Mechanical Engineer and a Registered Professional Chemical Engineer in the State of California. He is a fellow of the Nigerian Society of Chemical Engineers and a Fellow of the Polymer Institute of Nigeria. He has BSc (Mechanical Engineering) and Master of Business Administration Degree from University of California at Berkley. He also holds Msc and PhD Degrees in Petroleum and Chemical Engineering from Stanford University California.

Clement Nwizubo has served as Director and Audit Committee Chairman since March 2006.  Mr. Nwizubo is currently President of Clement E. Nwizubo, CPA, PC, a New-York based accounting and management consulting firm, which he founded in 1987.  From 1985 to 1987, he was the Manager of Accounting and Financial Reporting at Primerica Corporation. From 1983 to 1985 he was the Audit Manager of Watson Rice and Company.  Between 1980 and 1983 he worked as a Senior Accountant with Stewart Benjamin and Brown.   Mr. Nwizubo is a Certified Public Accountant, and member of America Institute of Certified Public Accountants (AICPA). He received his BS in Accounting and Business Administration in 1977 from Oneonta State College and an MBA in 1980 from Fordham University.

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Peter C. Ntephe has served as Secretary since February 2001.  From 1987 to 1992, Mr. Ntephe worked with Serena David Dokubo and Company, rising to the Head of the Corporate Legal Services Department.  From 1992 to 1999, he was a partner in the law firm of NSW Law and oversaw the firm’s provision of company secretarial services to corporate clients.  From 1999 to 2001, he was Chief Legislative Aide to the Chairman of the Senate Committee for Judiciary and Legal Matters, National Assembly of Nigeria.  Mr. Ntephe has a Bachelors’ and two Masters Degrees in law, the second Masters being a specialization in regulatory issues from the University of London.  He also has a Master of Science degree from the University of Oxford.  Since 2005, Mr. Ntephe has taught Business Law as part of adjunct faculty in the Business School of the American Intercontinental University, London.

All Officers serve at the discretion of the Board of Directors.  There are no family relationships between or among any Executive Officers and Directors.  There are no arrangements or understandings between any Executive Officer or Director and any other person pursuant to which he was or is to be selected as an Executive Officer or Director.

Compensation of Directors

The Company's Directors’ compensation program is designed to enhance the Company's ability to attract and retain highly qualified Directors and to align their interests with the long-term interests of the Company's shareholders. The program consists of both a cash component, designed to compensate independent Directors for their service on the Board and its Committees, and an equity component, designed to align the interests of independent Directors and shareholders.

The number of stock awards granted to each director during the 2007 fiscal year was determined by reference to the director’s cash awards in an equal amount the would yield thirty to fifty percent of total annual compensation to all directors. The Company believes that stock awards will be included as a component of director compensation in future years in total share value similar to awards in fiscal 2007. Stock awards to directors are restricted shares but they include no conditions for vesting.

Cash Compensation - During 2007, the basic annual cash retainer paid to each Director (other than the Board Chairman) was $16,000.  The Board Chairman was paid a basic annual cash retainer of $38,000.  In addition, each Board member is paid a meeting fee of $1,500 per Board meeting attended.

The Chairman of the Audit Committee is paid an annual retainer of $7,500.  The Chairman of the Compensation Committee is paid an annual retainer of $4,250.  The Chairman of the Governance and Nominating Committee is paid an annual retainer of $4,250.  Each member of the Audit Committee is paid an annual retainer of $2,500.  Each member of the Compensation Committee is paid an annual retainer of $2,000.  Each member of the Governance and Nominating Committee is paid an annual retainer of $2,000.  In addition, each Chairman and member of a Committee is paid a meeting fee of $750 per Committee meeting attended.

The following table sets forth information concerning total director compensation during the 2007 fiscal year for each non-employee director:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	Compensation ($)	Total ($)

Sir Emeka Offor	38,100	17,700	--	--	--	--	55,800
Nicolae Luca	17,500	17,700	--	--	--	--	35,200
Howard Jeter	39,000	17,700	--	--	--	--	56,700
Andrew Uzoigwe	36,750	17,700	--	--	--	--	54,450
Clement Nwizubo	39,500	17,700	--	--	--	--	57,200

(1)
The amounts included in the “Stock Awards” column represent the compensation cost recognized by the Company in 2007 related to non-option awards to directors, computed in accordance with Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R). As of September 30, 2007, no non-employee directors had any aggregate outstanding deferred shares.

(2)
The amounts included in the “Option Awards” column represent the compensation cost recognized by the Company in related to stock option awards to directors, computed in accordance with SFAS No. 123(R). There were no stock option awards to directors in 2007.

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No table of the grant date fair value of stock option and deferred share awards made to each non-employee director has been included because no stock option or deferred share awards occurred during 2007.

It is expected that the directors will receive compensation in fiscal 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s Directors and Executive Officers, and persons who own beneficially more than ten percent (10%) of the common stock, to file reports of ownership and changes of ownership with the Securities and Exchange Commission.  Copies of all filed reports are required to be furnished to us.  Based solely on the reports received and the representations of the reporting person, the Company believes that these persons have complied with all applicable filing requirements during the fiscal year ended September 30, 2007.

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Corporate Governance

The Board of Directors has adopted a Code of Ethics to govern the conduct of all of the Officers, Directors and employees of the Company.  In addition, the Board has adopted Charters for its Governance and Nominating Committee, Audit Committee and Compensation Committee.  The Code of Ethics and Committee Charters, along with ERHC’s FCPA Policy and Whistleblower Protection Policy, can be accessed on the Company’s website at  www.erhc.com ..

Director Independence

The Company’s Board of Directors is required to have a majority of independent directors and has adopted director independence guidelines based upon and as defined in the NASDAQ listing standards. The Company is not listed on NASDAQ nor is the Company subject to the rules of NASDAQ but applies the rules established by NASDAQ to establish director independence.  The Company’s Board of Directors periodically analyzes the independence of each director and has determined that the following directors meet the standards of independence under our Corporate Governance Guidelines and director independence guidelines, including that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment: Messrs. Nwizubo, Jeter and Uzoigwe. No Director is deemed independent unless the Board affirmatively established his/her independence.

Audit Committee

The Company’s Audit Committee is constituted of Messrs. Nwizubo (Chairman), Jeter and Uzoigwe.  The ultimate responsibility for good corporate governance rests with the Board, whose primary role is oversight, counseling and direction to the Company's management in the best long-term interests of the Company and its stockholders. The Audit Committee, in accordance with its charter, has been established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company's annual financial statements. As described more fully in its charter, the purpose of the Audit Committee is to assist the Board in its general oversight of the Company's financial reporting, internal controls and audit functions.  Management is responsible for the preparation, presentation and integrity of the Company's financial statements; establishing and applying accounting and financial reporting principles; designing and implementing systems of internal controls; and establishing procedures designed to reasonably assure compliance with accounting standards, applicable laws and regulations. The Company's independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards. In accordance with law, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent auditors. The Audit Committee has the authority to engage its own outside advisers, including experts in particular areas of accounting, as it determines appropriate, apart from counsel or advisers hired by management. All of the members of the Audit Committee meet the independence and experience requirements of the SEC. The Board of Directors has determined that Mr. Nwizubo qualifies as an “Audit Committee Financial Expert” as defined by the SEC.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are “independent” under applicable rules. The Audit Committee serves a Board-level oversight role, in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors, and the experience of the Audit Committee's members in business, financial and accounting matters. Stockholders should understand that the designation of “an Audit Committee Financial Expert” is an SEC disclosure requirement related to Mr. Nwizubo’s experience and understanding with respect to certain accounting and auditing matters.  The designation does not impose on Mr. Nwizubo’s any duties, obligations or liability greater than generally imposed on them as members of the Audit Committee and the Board, and this designation as an Audit Committee Financial Expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

Item 11.  Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, as well as considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Overview

ERHC’s current business activity is to exploit its assets, which are rights to working interests in exploration acreage in the JDZ between the DRSTP and the FRN and in the EEZ.  Our current business plan is based on attracting and retaining a limited group of highly qualified The development of businesses has led to challenges in attracting and retaining key a significant increase in our employee population. We had 2 employees in 2006 and 4 employees as of September 30, 2007.

At this time in our development, it is critical to retain and motivate our current employees, as well as attract new talented personnel to the Company, in order to continue to work on the implementation of our business plan. We offer a competitive compensation and benefits package to enable us to recruit new employees and retain our current employees. The same benefits are generally available to each of our employees regardless of position.

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Compensation Philosophy and Objectives

Our executive compensation program and objectives are based on our need to attract and retain executives with the talent and experience necessary for ERHC to achieve its goal of fully developing its assets. We compete with other large energy companies that have substantially greater resources and enterprise stability than we have and, therefore, we believe that we must provide a total compensation package that our compensation committee believes is competitive in our market place to attract and retain the required executive personnel. In determining a total compensation package, we do not rely on benchmarking to determine total compensation or any material element of compensation. Because we are a developing company, we sometimes use a combination of equity and cash as a compensation incentive. Our compensation and benefits include:

●	a base salary rate typically targeted at a level that is competitive in our market as determined by the Compensation Committee,
●	other equity awards, including equity grants to new hires to attract talented personnel and occasional grants of options/restricted shares to retain our talented employees, and
●	a comprehensive benefits package.

Since 2004, the equity portion of annual incentives has been paid primarily in restricted Company common stock. The incentive amount is generally converted to shares based on the closing price of the Company’s common stock on the date of grant.

Compensation Consultant

Each year, the Compensation Committee, working with independent compensation experts, evaluates the compensation earned by executive officers to assess if it is reasonable and adequate to retain the services of those executive officers and recommends to the Board of Directors appropriate compensation for the Named Executive Officers.  The Board reviews such recommendations and then adopts compensation for the upcoming year.  As the Company grows, it intends to explore more complex procedures for evaluating and fixing compensation for its executive officers.

Role of Compensation Committee and Executive Officers in Compensation Decisions

The Compensation Committee has the responsibility to review and approve annual compensation, including the competitiveness of the total compensation package, for the Chief Executive Officer, the Technical Vice President and the Chief Financial Officer (collectively, the “Executive Officers”). The Compensation Committee endeavors to provide a compensation package for the Executive Officers that they believe is reasonable and competitive. Generally, the components of compensation provided to our Executive Officers are similar to those provided to our general employee population.

Base salaries, annual incentives and other equity awards for the Executive Officers are customarily proposed to the Compensation Committee by the Chief Executive Officer. The Compensation Committee makes the final determination as to base salaries, annual incentives and equity awards for each of the Executive Officers based on Company performance and executive performance and their understanding of the employment market.

2007 Executive Compensation

Base Salaries

Base salaries for our Executive Officers and other employees are designed to be comparable to like positions in the marketplace from where we recruit. These competitive salaries are proposed by the Compensation Committee based on their familiarity with the current market for employees with similar qualifications.

Equity Awards

Overview

We may grant restricted stock, stock options and other equity-based awards to employees, consultants and non-employee directors under our 2004 Plan. As previously mentioned, our annual grants of equity awards are tied to the achievement of our annual performance objectives. Equity awards are also used for new hire incentives. We do not have a formal policy for the timing of granting equity awards but do not time equity awards to increase the economic value of the award to plan participants.

The Board has authorized the Compensation Committee to act on behalf of the Board in granting equity-based awards, including restricted stock and stock options, to eligible employees and consultants (other than Executive Officers).

We do not currently intend to grant stock options except under limited circumstances, including stock options granted to a director upon his or her initial election to the Board. Under the provisions of the 2004 Plan, stock options cannot be granted at an exercise price of less than the closing price of a share of the Company’s common stock as reported on NASDAQ on the date of grant of such stock options. All equity grants to Executive Officers must be approved by the Compensation Committee or a subcommittee thereof. Stock options granted to members of the Board must be approved by the Compensation Committee.

60

Retention Plan

In 2007, the Compensation Committee granted stock options to an Executive Officer in an effort to provide an employment incentive and encourage retention through this crucial stage in our operations. The options vest upon completion of one year of service from the grant date. The exercise price of each of the grants was set at the closing price of the Company’s common stock on the date of grant. The Technical Vice President’s grant consisted of 1,000,000 stock options with an exercise price of $0.43. The closing price of the Company’s common stock on December 18, 2007, the date of this grant, was $0.43.

Perquisites

Perquisites are not provided to our officers.

Benefits

We provide the same level of benefits to all of our employees and Executive Officers.

Accounting and Tax Implications

Our 2004 Plan is designed to grant stock awards that are performance-based compensation expense that is fully deductible for federal income tax purposes.. When the awards vest or are otherwise includible in the taxable compensation of the affected executives, we may not be able to recognize current or future tax benefits that may otherwise be available to the Company related to such awards. We began expensing equity awards in 2006 in accordance with FAS 123(R). In general, the accounting rules did not impact the types of equity awards granted to plan participants.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

THE COMPENSATION COMMITTEE

Dr. Andrew Uzoigwe-Chairman
Clement Nwizubo
Ambassador Howard Jeter

SUMMARY COMPENSATION TABLE

The following table sets forth the aggregate compensation awarded to, earned by or paid to the Company’s named executive officers for 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2)	All Other Compensation ($)	Total ($)
Nicolae Luca	2007	---	—	---	—	—	—	—	---
Interim Chief Executive Officer	2006	---	---	---	---	--	--	--	---
James Ledbetter	2007	191,083	—	—	175,440	—	—	—	366,523
Technical Vice President	2006	---	--	---	---	---	---	---	---
Walter Brandhuber	2007	---	—	—	—	—	—	—	---
Former Chief Executive Officer	2006	125,000	--	---	---	---	---	---	125,000
Ali Memon	2007	---	—	—	—	—	—	—	---
Former Chief Executive Officer (3)	2006	58,333	--	---	---	---	---	---	58,333
Sylvan Odobulu	2007	111,018	—	—	—	—	—	—	111,018
Controller	2006	9,000	--	---	---	---	---	---	9,000

61

(1)
In connection with service rendered as a member of our board of directors, Mr. Luca was issued 60,000 shares in each of the years ended September 30, 2007 and 2006. These shares were valued at $17,700 and $24,378 for the years ended September 30, 2007 and 2006, respectively. These values reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal years ended September 30, 2007 and 2006, in accordance with FAS123(R) of awards made pursuant to the 2004 Plan excluding any reduction in value due to potential service-based forfeitures, and thus may include amounts from awards granted in and prior to 2007. Assumptions used in the calculation of these amounts are included in footnote 8 to the Company's audited financial statements for the fiscal year ended September 30, 2007 included in this Annual Report on Form 10-K. Mr. Luca also received cash compensation of $17,500 and $26,250 for service rendered as a member of our board of directors for the years ended September 30, 2007 and 2006, respectively. Mr. Luca received no additional compensation in his roleas Interim Chief Executive Officer and his compensation is described in “Compensation of Directors”.

(2)	ERHC does not provide either a pension plan or a nonqualified deferred compensation plan for any of its employees.
(3)	Pursuant to Mr. Memon’s employment agreement, Mr. Memon exercised on a cashless basis an option to purchase up to 2,000,000 shares of Company common stock in June 2006 and acquired 1,272,727 shares.

(4)
Mr. Ledbetter was issued 1,000,000 stock options at an exercise price of $0.43 per share  on December 18, 2006. The option exercise price is $0.43 per share, the closing price of the Company's common stock on the date of grant. The options vest over a one-year period beginning on the date of grant. Fair value of $22.39 per share or a total of $223,900 was calculated using the Black-Scholes option pricing model. Variables used in this option-pricing model for the year ended September 30, 2007 were (1) 4.90% discount rate, (2) option life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007 in accordance with FAS123(R). .

GRANTS OF PLAN-BASED AWARDS

The following table sets forth the information about grants made to the Company’s named executive officers in 2007 pursuant to the 2004 Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (1)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Nicolae Luca (4)		—	—	—	—	—	—	---	—	—	---
James Ledbetter (2)	12/18/2006	—	—	—	—	—	—	—	1,000,000	0.43	223,900
Sylvan Odobulu		—	—	—	—	—	—	—	—	—	—

(1)	The number in this column reflects the rule 144 restricted stock awarded in 2007 pursuant to the 2004 Plan.
(2)
Mr. Ledbetter received this retention grant on December 18, 2006. The option exercise price is $0.43 per share, the closing price of the Company’s common stock on the date of grant. The options vest over a one-year period beginning on the date of grant. Fair value of $22.39 per share or a total of $223,900 was calculated using the Black-Scholes option pricing model. Variables used in this option-pricing model for the year ended September 30, 2007 were (1) 4.90% discount rate, (2) option life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007 in accordance with FAS123R

(3)
Reflects the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended September 30, 2007 in accordance with FAS123R of awards made pursuant to the 2005 Plan excluding any reduction in value due to potential service-based forfeitures.

(4)
Mr. Lucas is a director serving on an interim basis as Chief Executive Officer. He received no compensation associated with the position of Interim Chief Executive officer and the grant of common stock associated with his service as a director is described in “Compensation of Directors”.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table reflects all outstanding equity awards held by the Company’s named executive officers as of December 31, 2007.

	Option Awards							Stock Awards
Name	Number ofSecurities Underlying Unexercised Options				Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Exercisable		Unexercisable
Nicolae Luca	—		—		—	—	—	—	—	—	—
James Ledbetter	—	(4)	1,000,000	(4)	—	$0.43	12/18/2008	1,000,000	—	—	—
Sylvan Odobulu	—		—		—	—	—	—	—	—	—

(1)	The closing price of ERHC’s common stock on September 28, 2007 of $0.28 was used in the calculations.
(4)	The options were granted on December 18, 2006 and vest upon the completion of one year of service.

62

OPTION EXERCISES AND STOCK VESTED

The following table reflects the stock options exercised by the Company’s named executive officers during 2007 and their restricted stock that vested during 2007.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Nicolae Luca	—	—	—	—
James Ledbetter	—	—	—	—
Sylvan Odobulu	—	—	—	—

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

As of September 30, 2007, Company has entered into only one employment or other agreement that includes a change of control severance provisions with an executive officer, including the named executive officers. The Company’s employment agreement with its technical vice president, Mr. Ledbetter, provides that Mr. Ledbetter would be eligible for payments upon any termination without cause as described below under Employment Contracts.

Employment Contracts

The Company neither has an employment agreement with Mr. Luca nor does it pay him a salary for his services as Interim Chief Executive Officer. The Company has a twenty-four month employment agreement with its Technical Vice President, Mr. Jim Ledbetter with a term that expires on December 18, 2008 but includes an extension provision that at any time before the expiration of the primary term the agreement that it may be renewed upon mutual agreement on the same terms and conditions contained in the current agreement herein or on such other terms and conditions as the Company and Mr. Ledbetter mutually agree. The agreement provides that Mr. Ledbetter’s status as an employee of the Company terminates immediately and automatically upon the earliest to occur of: (i) his death or "Disability", (ii) his discharge by the Company "For Cause", (iii) his termination by the Company by notice or, (iv) the expiration, without renewal, of the employment term.  Termination of Mr. Ledbetter’s employment agreement with cause results in the Company having no further responsibility under the agreement. For termination without cause for reasons of bankruptcy, insolvency, dissolution or liquidation of the Company, the Company is obligated to Mr. Ledbetter for payment of all amounts due during the remaining term of his agreement in either a lump sum or in the current monthly amounts for the remaining term together with all unpaid benefits awarded or accrued up to the date of termination. If Mr. Ledbetter is terminated without cause for other reasons, he is entitled to one to six months compensation depending on the time he has spent with the Company.

Mr. Ledbetter’s agreement provides for a base salary of $19,167 per month, a reasonable monthly vehicle allowance as, approved by the Board at the Board's discretion, reimbursement of authorized general business and travel expenses, a relocation allowance of up to $10,000, five months of paid vacation annually and incentive compensation in the form of an option to purchase 1,000,000 shares at an exercise price of $0.43 per share.

Mr. Ntephe, a consultant, is paid annual compensation of $60,000 for his services as Secretary.  Mr. Ntephe was issued an option, for services rendered, to purchase 500,000 shares at an exercise price of $0.20 per share that he exercised on a cashless basis in April 2006, for the acquisition of 388,889 shares of common stock, for value received of $350,000.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2004, the Board of Directors adopted a 2004 Compensatory Stock Option Plan pursuant to which it reserved 20,000,000 shares for issuance.  This plan was approved at a special meeting of the stockholders of the Company in February 2005.  Under this plan, 7,576,756 shares have been issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	I
Equity compensation plans approved by security holders	1,000,000	$0.43	11,423,244
Equity compensation plans not approved by security holders	-	-	-

Compensation Committee Interlocks Insider Participation

The Company’s Compensation Committee is comprised Messrs. Jeter, Uzoigwe and Nwizubo. None of the members of the Compensation Committee has been or is an officer or employee of the Company, or is involved with a related transaction or a relationship as defined by Item 404 of Regulation S-K.  None of the Company’s Executive Officers serves on the Board of Directors or compensation committee of a company that has an Executive Officer that serves on the Company’s Board or Compensation Committee.  No member of the Company’s Board is an Executive Officer of a company in which one of the Company’s Executive Officers serves as a member of the Board of Directors or compensation committee of that company.

63

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table and notes thereto set forth certain information regarding beneficial ownership of the common stock as of November 30, 2007 by (i) each person known by the Company to beneficially own more than five percent of the common stock, (ii) each Director, (iii) each named Executive Officer and (iv) all Directors and Officers of the Company as a group.  As of November 30, 2007, there were 721,938,550 shares of common stock issued and outstanding.   Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting or dispositive power with respect to such shares.

Name and Address	Shares of common stock Beneficially Owned		Percentage Of Voting Power

Principal Shareholders
Chrome Oil Services LTD	202,785,727	(1)	28.1%
c/o No 22 Lobito, Wuse II
Abuja, Nigeria

Chrome Energy, LLC	103,305,706	(2)	14.3%
c/o No 22 Lobito Crescent, Wuse II,
Abuja, Nigeria.

First Atlantic Bank	60,641,821		8.4%
4/6 Adetokunboh Ademola Street
Victoria Island, Lagos

Directors and Named Executive Officers
Sir Emeka Offor	310,296,433	(1) (2)	43.0%
Nicolae Luca(3)	205,000		*
Andrew Uzoigwe(3)	205,000		*
Howard Jeter(3)	205,000		*
Clement Nwizubo(3)	145,000		*
Peter Ntephe(3)	388,889		*

All executive officers and directors as a group (6 persons)	311,445,322		43.1%

*Less than 1%.

(1)
Includes warrants to purchase 2,500,000 shares of the Company’s common stock, of which 1,500,000 expire in October 2008 and have a $0.25 per share exercise price, and 1,000,000 expire in April 2009 and have a $0.25 per share exercise price.

(2)	Sir Emeka Offor is the beneficial owner of the shares held of record by Chrome Oil Services, Ltd., and Chrome Energy, LLC as the sole voting and investment power over these shares.

(3)	c/o Suite 1440, 5444 Westheimer Road, Houston, TX 77056

Item 13. Certain Relationships and Related Transactions

Review, Approval Or Ratification Of Transactions With Related Persons

The Audit Committee of the Company is responsible for review, approving or ratifying related party transactions, including any related-party transaction that the Company would be required to disclose pursuant to Item 404 of Regulation S-K promulgated pursuant to the rules and regulations of the SEC.

64

Policy

The Audit Committee, which consists solely of independent Directors, must review all “Related Person Transactions” as defined by Item 404 of Regulation S-K of the rules promulgated by the SEC. The Audit Committee will approve a Related Person Transaction only if it determines that the Related Person Transaction is consistent with the business interests of the Company. In considering the Related Person Transaction, the Committee will consider all relevant factors, including as applicable: (i) the Company’s business rationale for entering into the Related Person Transaction; (ii) whether the Related Person Transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally; (iii) the potential for the Related Person Transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (iv) the overall fairness of the Related Person Transaction to the Company.

Procedure

Directors and executive officers are responsible for bringing a potential Related Person Transaction to the attention of the Chair of the Audit Committee.

Transactions in 2007

None

Item 14.  Principal Accounting Fees and Services

Aggregate fees for professional services rendered by Malone & Bailey, PC for the fiscal years ended September 30, 2007 and 2006, were as follows:

	2007	2006

Audit fee	$92,125	$96,982	(1)
Audit-related fees	$5,200	$-
Tax fees	$8,341	$18,434
All other fees	$-	$20,140

______________
(1) Includes $12,409 paid to PKF.

Audit fees for the fiscal years ended September 30, 2007 and 2006 represent the aggregate fees billed for professional services rendered for the audit of the Company’s annual financial statements and review of financial statements included in its quarterly reports on Form 10-Q or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax fees for the fiscal year ended September 30, 2007 and 2006, represents the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

All other fees for the fiscal year ended September 30, 2007 and 2006, represents the aggregate fees billed for products and services provided by the Company’s audit professionals other than the services reported in the other categories.  All other fees generally relate to fees assessed for corporate tax restructuring and other general corporate tax related matters.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee on an annual basis reviews audit and non-audit services performed by the independent auditor.  All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.  The Audit Committee has considered the role of Malone & Bailey in providing services to us for the fiscal year ended September 30, 2007 and has concluded that such services are compatible with Malone & Bailey’s independence as the Company’s auditors.

65

PART IV

Item 15.  Exhibits and Financial Statement Schedules and Reports on Form 8-K

(32)	Consolidated Financial Statements and Schedules:

1.	Consolidated Financial Statements: See Index to Consolidated Financial Statements immediately following the signature pages of this report.

2.	Consolidated Financial Statement Schedule: See Index to Consolidated Financial Statements immediately following the signature pages of this report.

3.	The following documents are filed as exhibits to this report:

EXHIBIT NO.	IDENTIFICATION OF EXHIBIT
Exhibit 3.1*	Articles of Incorporation
Exhibit 3.2*	Bylaws
Exhibit 4.1*	Specimen Common Stock Certificate.
Exhibit 4.2*	Form of Amended and Restated 12% Convertible Promissory Note, dated effective January 2001.
Exhibit 4.3*	Form of Amended and Restated 5.5% Convertible Promissory Note, dated effective January 2001.
Exhibit 4.4*	20% Convertible Promissory Note, dated January 31, 2001, in favor of Chrome.
Exhibit 4.5*	Term Loan Agreement, dated February 15, 2001, by and between Chrome and ERHC.
Exhibit 4.6*	Senior Secured 10% Exchangeable 10% Convertible Promissory Note, dated January 31, 2001, in favor of Chrome.
Exhibit 4.7*	Form of Warrant entitling Chrome to purchase common stock of the Company, exercise price of $0.40 per share.
Exhibit 10.1*
Option Agreement, dated April 7, 2003, by and between the Company and the Democratic Republic of Sao Tome and Principe (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed April 2, 2003)

Exhibit 10.2*	Management and Administrative Services Agreement by and between Chrome Oil Services, Ltd. And the Company. (Incorporated by reference to Form 10-KSB filed September 24, 2001).
Exhibit 10.4*	Letter Agreement, dated November 29, 2004, by and between the Company and Chrome (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed December 29, 2004).
Exhibit 10.5*	Promissory Note, dated December 15, 2004, made by the Company in favor of Chrome (incorporated herein by reference to Exhibit 10.2 of Form 8-K filed December 29, 2004).
Exhibit 10.6*	Promissory Note, dated December 15, 2004, made by the Company in favor of Chrome (incorporated herein by reference to Exhibit 10.3 of Form 8-K filed December 29, 2004).
Exhibit 10.7*	Employment Agreement with Ali Memon.
Exhibit 10.8*	Audit committee charter
Exhibit 10.9	Employment Agreement with James Ledbetter
Exhibit 10.10	May 21, 2001 Memorandum of Agreement made b/w DRSTP and ERHC
Exhibit 10.11	March 15, 2003 Memorandum of Agreement made b/w DRSTP and ERHC
Exhibit 10.12	April 2, 2003 Option Agreement b/w DRSTP and ERHC
Exhibit 10.13	Administrative Agreement b/w Nigeria/DRSTP and ERHC
Exhibit 10.14	Block 2 Participation Agreement March 2, 2006 b/w ERHC, Addax and Sinopec
Exhibit 10.15	Block 2 Participation Agreement August 11, 2004 b/w ERHC and Pioneer
Exhibit 10.16	Block 3 Participation Agreement February 16, 2006 b/w ERHC and Addax
Exhibit 10.17	Block 4 Participation Agreement November 17, 2005 b/w ERHC and Addax
Exhibit 10.18	Block 4 2nd Amendment to Participation Agreement March 14, 2006
Exhibit 10.19	Block 4 3rd Amendment to Participation Agreement July 14, 2006
Exhibit 10.20	September 2003 WesternGeco Report on the Seismic Interpretation of blocks 1-9
Exhibit 31.1	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 32.2	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed

66

SIGNATURES

In accordance with the Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on October 10, 2008 on its behalf by the undersigned, thereunto duly authorized.

ERHC Energy Inc.
By:	//s//Peter Ntephe
Peter Ntephe,
Chief Operating Officer and Interim Chief Executive Officer
//s//Sylvan Odobulu
Sylvan Odobulu
Principal Accounting Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
//s// Howard Jeter	Director	October 10, 2008
Howard Jeter	Member Audit Committee
//s// Andrew Uzoigwe	Director	October 10, 2008
Andrew Uzoigwe	Member Audit Committee
//s// Clement Nwizubo	Director	October 10, 2008
Clement Nwizubo	Chairman Audit Committee

67

Exhibit 31.1
CERTIFICATIONS

I, Peter Ntephe, certify that:

1. I have reviewed this annual report on Form 10-K of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 10, 2008 /s/ Peter Ntephe
Peter Ntephe Chief Operating Officer and Interim Chief Executive Officer

68

Exhibit 31.2

CERTIFICATIONS

I, Sylvan Odobulu, certify that:

1. I have reviewed this annual report on Form 10-K of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 10, 2008
/s/ Sylvan Odobulu
Sylvan Odobulu Principal Accounting Officer

69

Exhibit 32.1
CERTIFICATIONS PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of ERHC Energy Inc., a Colorado corporation (the “Company”), on Form 10-K for the year ended September 30, 2007, as filed with the Securities and Exchange Commission (the “Report”), Peter Ntephe , Chief Operating Officer and  Interim Chief Executive Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Peter Ntephe
Peter Ntephe Chief Operating Officer and Interim Chief Executive Officer

70

Exhibit 32.2

CERTIFICATIONS PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of ERHC Energy Inc., a Colorado corporation (the “Company”), on Form 10-K for the year ended September 30, 2007, as filed with the Securities and Exchange Commission (the “Report”), Sylvan Odobulu, Principal Accounting Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Sylvan Odobulu
Sylvan Odobulu Principal Accounting Officer October 10, 2008

[A signed original of this written statement required by Section 906 has been provided to ERHC Energy Inc. and will be retained by ERHC Energy Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

71

ERHC Energy Form 10-Q/A for
June 30, 2008 with Changes
Related to Comment
Letter Dated November 6, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-Q/A
(MARK ONE)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ________________

Commission File Number 0-17325

(Exact name of registrant as specified in its charter)

Colorado	88-0218499
(State of Incorporation)	(I.R.S. Employer Identification No.)

5444 Westheimer Road
Suite1440
Houston, Texas 77056
(Address of principal executive offices, including zip code)

(713) 626-4700
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐   No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date:

The number of shares of common stock, par value $0.0001 per share, outstanding as of July 31, 2008 was 722,238,550

ERHC ENERGY INC.

Part I. Financial Information		Page

Item 1.	Financial Statements

	Unaudited Consolidated Balance Sheets at June 30, 2008 and September 30, 2007	6

	Unaudited Consolidated Statements of Operations for the Three Months and Nine Months Ended June 30, 2008 and 2007, and for the period from inception, September 5, 1995, to June 30, 2008	7

	Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended June 30, 2008 and 2007, and for the period from inception, September 5, 1995, to June 30, 2008	8

	Notes to Unaudited Consolidated Financial Statements	10

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	14

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	19

Item 4.	Controls and Procedures	19

Part II. Other Information

Item 1.	Legal Proceedings	20

Item 1A.	Risk Factors	20

Item 6.	Exhibits	22

	Signatures	23

2

Forward-Looking Statements

ERHC Energy Inc. (the “Company”) or its representatives may, from time to time, make or incorporate by reference certain written or oral statements that are “forward-looking statements”.  All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.  Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain or be identified by the words “expect,” “intend,” “plan,” “predict,” “anticipate,” “estimate,” “believe,” “should,” “could,” “may,” “might,” “will,” “will be,” “will continue,” “will likely result,” “project,” “forecast,” “budget” and similar expressions.  Statements made by the Company in this report that contain forward-looking statements include, but are not limited to, information concerning the Company’s possible or assumed future business activities and results of operations and statements about the following subjects:

—	business strategy;

—	growth opportunities;

—	future development of concessions, exploitation of assets and other business operations;

—	future market conditions and the effect of such conditions on the Company’s future activities or results of operations;

—	future uses of and requirements for financial resources;

—	interest rate and foreign exchange risk;

—	future contractual obligations;

—	outcomes of legal proceedings including, without limitation, the ongoing investigations of the Company;

—	future operations outside the United States;

—	competitive position;

—	expected financial position;

—	future cash flows;

—	future liquidity and sufficiency of capital resources;

—	future dividends;

—	financing plans;

—	tax planning;

—	budgets for capital and other expenditures;

—	plans and objectives of management;

—	compliance with applicable laws; and

—	adequacy of insurance or indemnification.

3

These types of statements and other forward-looking statements inherently are subject to a variety of assumptions, risks and uncertainties that could cause actual results, levels of activity, performance or achievements to differ materially from those expected, projected or expressed in forward-looking statements.  These risks and uncertainties include, among others, the following:

—	general economic and business conditions;

—	worldwide demand for oil and natural gas;

—	changes in foreign and domestic oil and gas exploration, development and production activity;

—	oil and natural gas price fluctuations and related market expectations;

—	termination, renegotiation or modification of existing contracts;

—	the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain production levels and pricing, and the level of production in non-OPEC countries;

—	policies of the various governments regarding exploration and development of oil and gas reserves;

—	advances in exploration and development technology;

—	the political environment of oil-producing regions;

—	political instability in the Democratic Republic of Sao Tome and Principe and the Federal Republic of Nigeria;

—	casualty losses;

—	competition;

—	changes in foreign, political, social and economic conditions;

—	risks of international operations, compliance with foreign laws and taxation policies and expropriation or nationalization of equipment and assets;

—	risks of potential contractual liabilities;

—	foreign exchange and currency fluctuations and regulations, and the inability to repatriate income or capital;

—	risks of war, military operations, other armed hostilities, terrorist acts and embargoes;

4

—	regulatory initiatives and compliance with governmental regulations;

—	compliance with environmental laws and regulations;

—	compliance with tax laws and regulations;

—	customer preferences;

—	effects of litigation and governmental proceedings;

—	cost, availability and adequacy of insurance;

—	adequacy of the Company’s sources of liquidity;

—	labor conditions and the availability of qualified personnel; and

—	various other matters, many of which are beyond the Company’s control.

The risks and uncertainties included here are not exhaustive.  Other sections of this report and the Company’s other filings with the U.S. Securities and Exchange Commission (“SEC”) include additional factors that could adversely affect the Company’s business, results of operations and financial performance.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.  Forward-looking statements included in this report speak only as of the date of this report.  The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in its expectations with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based.

5

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

ERHC ENERGY INC.
(A CORPORATION IN THE DEVELOPMENT STAGE)
UNAUDITED CONSOLIDATED BALANCE SHEETS
June 30, 2008 and September 30, 2007

	June 30,	September 30,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$32,401,450	$34,721,933
Prepaid expenses and other current assets	214,459	179,955
Deferred tax asset	-	480,000
Income tax refundable	2,048,758	1,568,758

Total current assets	34,664,667	36,950,646

DRSTP concession fee	2,839,500	2,839,500
Furniture and equipment, net	74,424	64,495

Total assets	$37,578,591	$39,854,641

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$5,037,955	$5,183,979
Accounts payable and accrued liabilities, related parties	8,275	238,614
Accrued interest	8,258	6,876
Asset retirement obligation	485,000	485,000
Current portion of convertible debt	33,513	33,513

Total current liabilities	5,573,001	5,947,982

Commitments and contingencies:	-	-

Shareholders' equity:

Preferred stock, par value $0.0001; authorized 10,000,000; none issued and outstanding	-	-
Common stock, par value $0.0001; authorized 950,000,000 shares; issued and outstanding 722,238,550 and 721,938,550 at June 30, 2008 and September 30, 2007, respectively	72,224	72,193
Additional paid-in capital	91,964,474	91,827,545
Deficit accumulated in the development stage	(60,031,108)	(57,993,079)

Total shareholders’ equity	32,005,590	33,906,659

Total liabilities and shareholders' equity	$37,578,591	$39,854,641

The accompanying notes are an integral part of these unaudited consolidated financial statements

6

ERHC ENERGY INC.
(A CORPORATION IN THE DEVELOPMENT STAGE)
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Nine Months Ended June 30, 2008 and 2007 and for the Period from Inception,
September 5, 1995, to June 30, 2008

					Inception to
	Three Months Ended June 30,		Nine Months Ended June 30,		June 30,
	2007	2008	2007	2008	2008

Operating costs and expenses:

General and administrative expenses	$1,076,864	$820,462	$3,584,127	$2,994,433	$67,087,543
Depreciation, depletion and amortization	6,676	8,330	15,266	22,118	1,408,048
Write-offs and abandonments	-	-	-	-	7,742,128
Loss from operations	(1,083,540)	(828,792)	(3,599,393)	(3,016,551)	(76,237,719)

Other income and (expenses):
Interest income	457,540	225,079	1,541,666	979,904	4,128,243
Gain (loss) from settlement	(500,000)	-	(500,000)	-	(247,690)
Other income	-	-	-	-	439,827
Gain from sale of partial interest in DRSTP concession	-	-	-	-	30,102,250
Interest expense	(460)	(460)	(1,382)	(1,382)	(12,126,444)
Loss on extinguishment of debt	-	-	-	-	(5,749,575)

Total other income and expenses, net	(42,920)	224,619	1,040,284	978,522	16,546,611

Loss before benefit for income
	(1,126,460)	(604,173)	(2,559,109)	(2,038,029)	(59,691,108)

Benefit for income taxes
Current	59,241	-	1,005,241	480,000	(820,000)
Deferred	480,000	-	-	(480,000)	480,000

Total benefit for income taxes	539,241	-	1,005,241	-	(340,000)

Net loss	$(587,219)	$(604,173)	$(1,553,868)	$(2,038,029)	$(60,031,108)

Net loss per common share - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - basic and dilute diluted	721,938,550	722,238,569	720,638,475	722,164,116

The accompanying notes are an integral part of the consolidated financial statements

7

ERHC ENERGY INC.
(A CORPORATION IN THE DEVELOPMENT STAGE)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended June 30, 2008 and 2007 and for the Period from Inception,
September 5, 1995, to June 30, 2008

			Inception to
			June 30,
	2007	2008	2008

Cash Flows from Operating Activities
Net loss	$(966,649)	$(2,038,029)	$(60,031,108)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation, depletion and amortization expenses	8,590	22,118	1,408,048
Write-offs and abandonments	-	-	7,742,128
Deferred income taxes	480,000	480,000	-
Compensatory stock options	63,183	48,460	1,308,240
Gain from settlement	-	-	(252,310)
Gain on sale of partial interest in DRSTP concession	-	-	(30,102,250)
Amortization of beneficial conversion feature associated with convertible debt	-	-	2,793,929
Amortization of deferred compensation	-	-	1,257,863
Common stock issued for services	-	-	20,897,077
Common stock issued for settlements	-	-	225,989
Common stock issued for officer bonuses	-	-	5,015,000
Common stock issued for interest and penalties on convertible debt	-	-	10,631,768
Common stock issued for board compensation	-	88,500	2,065,048
Loss on extinguishment of debt	-	-	5,682,368
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	843,204	(34,504)	(214,458)
Income tax refundable	(946,000)	(480,000)	(2,048,758)
Other assets	(8,921)	-	-
Accounts payable and other accrued liabilities	(1,380,740)	(146,024)	(2,758,920)
Accrued federal income taxes	(3,013,147)	-	-
Accounts payable, and accrued liabilities, related party	34,375	(230,339)	8,275
Accrued interest - related party	-	1,382	1,382
Accrued retirement obligation	-	-	485,000

Net cash used by operating activities	(4,886,105)	(2,288,436)	(35,885,689)

Cash Flows from Investing Activities
Purchase of DRSTP concession	-	-	(5,679,000)
Proceeds from sale of partial interest in DRSTP concession	-	-	45,900,000
Purchase of furniture and equipment	(68,587)	(32,047)	(909,247)

Net cash provided (used) by investing activities	$(68,587)	$(32,047)	$39,311,753

The accompanying notes are an integral part of the consolidated financial statements

8

ERHC ENERGY INC.
(A CORPORATION IN THE DEVELOPMENT STAGE)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended June 30, 2008 and 2007 and for the Period from Inception,
September 5, 1995, to June 30, 2008

			Inception to
			June 30,
	2007	2008	2008

Cash Flows from Financing Activities:
Proceeds from warrants exercised	$-	$-	$160,000
Proceeds from common stock, net of expenses	-	-	6,955,049
Proceeds from related party line of credit	-	-	2,750,000
Proceeds from related party debt	-	-	158,700
Proceeds from related party convertible debt	-	-	8,207,706
Proceeds from convertible debt	-	-	9,019,937
Proceeds from note payable to bank	-	-	175,000
Proceeds from shareholder loans	-	-	1,845,809
Collection of stock subscription receivable	-	-	913,300
Repayment of shareholder loans	-	-	(1,020,607)
Repayment of long-term debt	-	-	(189,508)

Net cash provided by financing activities	-	-	28,975,386

Net increase (decrease) in cash and cash equivalents	(4,954,692)	(2,320,483)	32,401,450

Cash and cash equivalents, beginning of period	40,991,114	34,721,933	-

Cash and cash equivalents, end of period	$36,036,422	$32,401,450	$32,401,450

Supplemental Disclosure of Cash Flow Information

Cash paid for interest expense	$-	$-

Cash paid for income taxes	3,013,147	-

The accompanying notes are an integral part of the consolidated financial statements

9

ERHC ENERGY INC.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation and Business Organization

The consolidated financial statements included herein, which have not been audited pursuant to the rules and regulations of the Securities and Exchange Commission, reflect all adjustments which, in the opinion of management, are necessary to present a fair statement of the results for the interim periods on a basis consistent with the annual audited financial statements.  All such adjustments are of a normal recurring nature.  The results of operations for the interim periods are not necessarily indicative of the results to be expected for an entire year.  Certain information, accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations, although ERHC Energy Inc. (“ERHC” or the “Company”) believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007.

Note 2 – Sao Tome Concession

In April 2003, the Company and the Democratic Republic of Sao Tome and Principe (“DRSTP”) entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest(1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	40.5% (4)(6)	19.5% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)
By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax. In July 2008, Addax received a further 7.2% participating interest without any futher consideration due from Addax to ERHC.  The additional 7.2%  arose from the recovery of 9% from Godsonic due to Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006

10

(5)
No contracts have been entered into as of the date hereof. ERHC’s goal is to enter into agreements to exploit its interests in Blocks 5, 6 and 9.  Additionally, the Company intends to exploit its rights in the EEZ.

(6)
Includes the 1.8%, out of 9% reclaimed by ERHC from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% was distributed between Addax (7.2%) and ERHC (1.8%). In July 2008, the London Court of International Arbitration (LCIA) confirmed that under the Participation Agreement between the parties no further consideration is payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the 9 percent.

11

Particulars of Participating Agreements:

Date of Participation Agreement	Parties	Key Terms
JDZ Block 2 Participation Agreement
March 2, 2006
1a. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd

1b. Sinopec International Petroleum and Production Corporation

2a. Addax Energy Nigeria Limited

2b. Addax Petroleum Corporation

3. ERHC Energy Inc

ERHC assigns 28.67% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.33% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.
.1
Consideration from Sinopec to ERHC for the 28.67% interest (the “SINOPEC assigned interest”) is $13.6 million.

Consideration from Addax to ERHC for the 14.33% interest (the “Addax assigned interest”) is $6.8 million

In addition, Sinopec and Addax to pay all of ERHC’s future costs for petroleum operations (“the carried costs”) in respect of the 22% interest retained by ERHC (the “retained interest”) in Block 2.

Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil from the retained interest on Block 2 until Sinopec and Addax Sub recover 100% of the carried costs.

12

JDZ Block 3 Participation Agreement
February 15, 2006	1. ERHC Energy Inc 2a. Addax Petroleum Resources Nigeria Limited 2b. Addax Petroleum Corporation
ERHC assigns 15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.

Consideration from Addax Sub to ERHC for the 15% interest (the “acquired interest”) is $7.5 million.

In addition, Addax to pay all of ERHC’s future costs for petroleum operations (“the carried costs”) in respect of the 10% interest retained by ERHC (the “retained interest”) in Block 3.

Addax is entitled to 100% of ERHC’s future costs in respect of petroleum operations.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs.

JDZ Block 4 Participation Agreement
November 17, 2005	1. ERHC Energy Inc 2a.Addax Petroleum Nigeria (Offshore 2) Limited 2b. Addax Petroleum NV
ERHC sold 33.3% and assigned additional 7.2% of participating interest to Addax Petroleum Nigeria (Offshore 2) Limited (“Addax”) (leaving ERHC with a 19.5% participating interest). (1)

Consideration from Addax Sub to ERHC for the interest acquired by Addax (the “acquired interest”) is fixed at $18 million.

In addition, Addax will pay all of ERHC’s future costs for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax recovers 100% of the carried costs.

(1)
By an Amendment to the Participation Agreement dated February 23, 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3%. By the second Amendment to the Participation Agreement, entered into on March 14, 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%. By the third Amendment to the Participation Agreement dated April 11, 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate. The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement. In July 2008, the London Court of International Arbitration (LCIA) confirmed that under the Participation Agreement between the parties no further consideration is payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the nine percent.

13

Note 3 – Income Taxes

At June 30, 2008, the Company had a consolidated net operating loss carry-forward (“NOL”) of approximately $3.3 million expiring through 2027. The NOLs are subject to certain limitations under the Internal Revenue Code of 1986, as amended, including Section 382 of the Tax Reform Act of 1986. During the fiscal year ended September 30, 2006, the Company recognized a significant gain on the sale of various participation interests. This gain utilized a substantial portion of the Company’s NOLs and such NOLs were adjusted to remove losses limited under Section 382.

The composition of deferred tax assets and the related tax effects at June 30, 2008 and September 30, 2007 are as follows:

	June 30, 2008	September 30, 2007

Net operating losses	$1,127,695	$931,241
Accrual for asset retirement	164,900	164,900

Total deferred tax assets	1,292,595	1,096,141
Valuation allowance	(1,292,595)	(616,141)

Net deferred tax assets	$-	$480,000

The $480,000 deferred tax asset at September 30, 2007 represents the minimum NOL carry back claim from losses in future years against the fiscal year ended September 30, 2006 taxable income. At June 30, 2008, the $480,000 balance was reclassified to current income tax receivable.

The difference between the income tax benefit (provision) in the accompanying consolidated statements of operations and the amount that would result if the U.S. federal statutory rate of 34% were applied to pre-tax income (loss) for the three and nine months ended June 30, 2008 and 2007, is as follows:

	Three Months Ended June 30,		Nine Months Ended June 30,
	2007	2008	2007	2008

Benefit at federal statutory rate	$385,996	$205,199	$873,097	$692,930
Non-deductible stock based compensation	18,979	(16,476)	40,462	(16,476)
Other	(19,975)	-	(62,559)	-
Change in valuation allowance	154,241	(188,723)	154,241	(676,454)

Provision for income taxes	$539,241	$-	$1,005,241	$-

Note 4 – Commitments and Contingencies

Subpoenas:

On May 4, 2006, a Federal court search warrant initiated by DOJ was executed on the Company.  The DOJ sought various records including, among other matters, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  Related SEC subpoenas issued on May 9, 2006 and August 29, 2006 also requested a range of documents. ERHC continues to interface with both the DOJ and SEC investigators to respond to the SEC subpoenas and any additional requests for information from the DOJ or SEC.

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.

ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoenas.

ERHC/Addax Arbitration:

In July 2008, the London Court of International Arbitration (LCIA) confirmed that under the Participation Agreement between the parties in respect of JDZ Block 4, no further consideration is payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the 9 percent recovered by the ERHC/Addax consortium from Godsonic upon the failure of Godsonic to meet certain financial obligations under which the 9 percent was to have been transferred to Godsonic.

14

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company’s unaudited consolidated financial statements (including the notes thereto) and Item 1A of Part II, “Risk Factors,” included elsewhere in this report and the Company’s audited consolidated financial statements and the notes thereto, Item 7, “Management’s Discussion and Analysis of Financial Condition and Plan of Operations” and Item 1A, “Risk Factors” included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007, Item 1A of Part II, “Risk Factors,” included in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 and Item 1A of Part II, “Risk Factors,” included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.  The Company’s historical results are not necessarily an indication of trends in operating results for any future period.   References to “ERHC” or the “Company” mean ERHC Energy Inc., a Coloradocorporation, and, unless expressly stated or the context otherwise requires, its wholly owned subsidiary.

Overview

ERHC reports as a development stage enterprise as there are currently no significant operations and no revenue has been generated from business activities. The Company was formed in 1986, as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas company.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome and Principe (“DRSTP or “Tome”) and the Federal Republic of Nigeria (“FRN or “Nigeria”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”). ERHC will not directly carry out the exploration and production operations in the Joint Development Zone, but will rely on reputable technical operators, with whom the Company has entered into partnership relationships, such as Addax Petroleum Inc. and Sinopec Corp to carry out those operations. The Company has formed relationships with these upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ. The Company currently has no other operations but is exploring opportunities in other areas of the energy industry, including supply and trading.

Current Business Operations

ERHC’s operations are currently focused on the Gulf of Guinea, off the coast of central West Africa. ERHC believes this region has the possibility of significant oil reserves and has worked to realize the value of the assets it has acquired in this region.  The Company’s current operations include those below, details of which can be found at the link:http://www.erhc.com/en/cms/?169

JDZ - ERHC has interests in six of the nine Blocks in the JDZ, a 34,548 square kilometer area approximately 200 kilometers off the coastline of Nigeria and Săo Tomй & Principe that is adjacent to several large petroleum discovery areas.

EEZ - The government of Săo Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in the EEZ, which encompasses an area of approximately 160,000 square kilometers.

Operations in the JDZ

ERHC has interests in six of the nine Blocks in the JDZ, as follows

—	JDZ Block 2: 22.0% Working interest percentage

—	JDZ Block 3: 10.0% Working interest percentage

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—	JDZ Block 4: 19.5% Working interest percentage

—	JDZ Block 5: 15.0% Working interest percentage

—	JDZ Block 6: 15.0% Working interest percentage

—	JDZ Block 9: 20.0% Working interest percentage

The working interest represents ERHC’s share of all the hydrocarbons production from the blocks and obligates ERHC to pay a corresponding percentage of the costs of drilling, production and operating the blocks.. These costs in blocks 2, 3 and 4 are currently being carried by the operators until production, whereupon the operators will recover their costs from the production revenues.

In early 2008, Addax Petroleum, an experienced exploration and production company that has participation agreements with ERHC in JDZ Blocks 2, 3 and 4, and is the operator of JDZ Block 4 publicly disclosed seismic images and maps showcasing the prospectivity of its JDZ interests.  This seismic was compiled by Geco-Prakla (now WesternGeco) in 1999 when WesternGeco shot a 2D seismic survey of approximately 5,900km covering the major part of the JDZ. Interpretation carried out by WesternGeco has led to the identification of 56 prospective structures within Blocks 1 to 9 in the JDZ, of which 17 were defined as prospects and 39 as leads. WesternGeco used reservoir parameters similar to those known from nearby fields in Nigeria and Equatorial Guinea. Combined recoverable reserves potential of the 17 prospects was estimated by WesternGeco ( Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts) The scope of the WesternGeco report was to interpret and map seismic data, highlight prospectivity, and calculate volumetrics.

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The estimate of "recoverable reserves potential" based on WesternGeco's report, which interpreted and mapped seismic data, highlighted prospectivity and calculated volumetrics, was not based on any attempt to comply with the SEC definition of reserves and, accordingly the estimate of recoverable reserves potential is not presented. ERHC Energy has access to the data compiled by WesternGeco under the terms of a data use license with WesternGeco (Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts).

Operations in JDZ Block 4

ERHC's consortium partner Addax Petroleum is the operator of JDZ Block 4. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 4. (Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts).  Addax has secured Joint Development Authority approval to explore the Kina Prospect. Drilling equipment has been ordered. Earlier in 2007, Addax and Sinopec jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Operations in JDZ Block 3

Anadarko Petroleum is the operator of JDZ Block 3. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 3(Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts).. On August 8, 2007, Anadarko presented the initial proposals for exploration well locations for the Block. The Joint Development Authority has approved drilling at the Lemba Prospect and Anadarko has ordered drilling equipment.

Operations in JDZ Block 2

ERHC's consortium partner Sinopec Corp. is the operator in JDZ Block 2. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 2(Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts).. The Joint Development Authority has approved drilling at the  Tome Prospect . In 2007, Sinopec and Addax jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham deepwater drillship, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Background of the JDZ

In the spring of 2001, the governments of Săo Tomé & Principe and Nigeria reached an agreement over a long-standing maritime border dispute. Under the terms of the agreement, the two established the Joint Development Zone to govern commercial activities within the disputed boundaries. The JDZ is administered by a Joint Development Authority (JDA) which oversees all future exploration and development activities in the JDZ. The remaining claimed territorial waters of Săo Tomé & Principe are known as the Exclusive Economic Zone (EEZ). Revenues derived from the JDZ will be shared 60/40 between the governments of Nigeria and Săo Tomé & Principe, respectively.

Background of the EEZ

The government of Săo Tomй & Principe has awarded ERHC rights to participate in exploration and production activities in Săo Tomй & Principe’s Exclusive Economic Zone (EEZ). ERHC’s rights include the following:

—	The right to receive up to two blocks of ERHC’s choice; and

—	The option to acquire up to a 15 percent paid working interest in another two blocks of ERHC’s choice.

ERHC would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The EEZ describes territorial waters of Săo Tomй that encompasses an area of approximately 160,000 square km. It is measured from claimed archipelagic baselines — territorial sea: 12 nautical miles, exclusive economic zone: 200 nautical miles. It is the largest in the Gulf of Guinea. Ocean water depths around the two islands exceed 5,000 feet, depths that have only become feasible for oil production over the past few years; however, oil and gas are produced in the neighboring countries of Nigeria, Equatorial Guinea, Gabon and Congo.  The African coast is less than 400 nautical miles offshore, which means the exclusive economic zones of the concerned countries overlap.

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Sale of Participation Interests

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest(1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	40.5% (4)	19.5% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)
By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax. In July 2008, Addax received a further 7.2% participating interest without any futher consideration due from Addax to ERHC.  The additional 7.2%  arose from the recovery of 9% from Godsonic due to Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic.

(5)
No contracts have been entered into as of the date hereof. ERHC’s goal is to enter into agreements to exploit its interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

(6)
Includes the 1.8%, out of 9% reclaimed by ERHC from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% was distributed between Addax (7.2%) and ERHC (1.8%). In July 2008, the London Court of International Arbitration (LCIA) confirmed that under the Participation Agreement between the parties no further consideration is payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the 9 percent.

With regard to drilling in the JDZ, the Joint Development Authority (JDA), which was set up by the governments of Nigeria and Sao Tome & Prнncipe to administer the JDZ, has approved the budgets for JDZ Blocks 2, 3 and 4 in which ERHC has interests. The JDA also has approved well locations in two of those Blocks.  The Aban Abraham deepwater drill ship, which has already been jointly contracted by the operators in JDZ Blocks 2 and 4, Sinopec and Addax Petroleum, remains under refurbishment in Singapore.  ERHC continues to support Addax’s efforts to secure a drilling rig of opportunity to avert delay or at least mitigate its impact with respect to drilling schedules.

ERHC is continuing to assess the feasibility of acquisition prospects to diversify its asset portfolio.

Annual Shareholders’ Meeting:

On April 22, 2008 in Houston, Texas, the Company held an annual shareholders’ meeting. The Company announced the resignation of Nicolae Luca as Director and Acting Chief Executive Officer/President.  Nicole Luca resigned to pursue other interest.

The Company also announced the re-election, by a majority of all the shareholders of the Company, of Directors Howard Jeter, Dr. Andrew Uzoigwe and Clement Nwizubo, for another term of office which will run through the Company’s next annual shareholders meeting or until their successors are elected.

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New Leadership:

The Company announced the appointment of Peter Ntephe to the newly created position of Chief Operating Officer (COO) on April 22, 2008. Mr. Ntephe who has been the Corporate Secretary since 2001 will oversee the administration and corporate governance of the Company and its subsidiaries.  Mr. Ntephe will also replace Mr. Luca as acting CEO/President pending the appointment of a permanent CEO/President.

The Company also created the position of Vice President Corporate Development for ERHC and its subsidiaries. This position will oversee planning and implementation of strategies for corporate growth by ERHC and its subsidiaries, including:

—	identification of opportunities for corporate mergers and acquisitions

—	strategy formulations

—	business planning

—	fund raising

—	stock-exchange listings

—	IPOs

Mr. David Bovell has been appointed to the position effective May 1st, 2008.

Corporate Operational Structure

ERHC Energy Inc, has a wholly owned subsidiary  - ERHC Energy (Cayman) Limited which will serve as holding company for the working subsidiaries through which its activities in the Gulf of Guinea will be operated. There are three working subsidiary companies, namely ERHC Energy Nigeria JDZ Block 2 Limited, ERHC Energy Nigeria JDZ Block 3 Limited and ERHC Energy Nigeria JDZ Block 4 Limited, each of which is jointly owned by both ERHC Energy Inc and ERHC Energy (Cayman) Ltd. Each of these companies was created to manage the operations in the Joint Development Zone Block for which each is respectively named.  The ownership structure of the companies is given below.

Other subsidiaries of ERHC might be created as necessary, including for seeking stock-exchange listings, joint-ventures, etc. the Company has made

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Results of Operations

Three Months Ended June 30, 2008 Compared with Three Months Ended June 30, 2007

During the three months ended June 30, 2008, the Company had a net loss of $604,174 compared with a net loss of $587,219 for the three months ended June 30, 2007.   Interest income decreased from $457,540 in the three months ended June 30, 2007 to $225,079 in the three months ended June 30, 2008, due to a decline in the significant cash balance maintained by the Company following the sale of the participation interests in 2006.  General and administrative expenses decreased from $1,076,864 in the three months ended June 30, 2007 to $820,462 in the three months ended June 30, 2008 due to normal changes in operating expenses. See “Legal Proceedings” in Item 1 of Part II of this report.

Nine Months Ended June 30, 2008 Compared with Nine Months Ended June 30, 2007

During the nine months ended June 30, 2008, the Company had a net loss of $2,038,029 compared with a net loss of $1,553,868 for the nine months ended June 30, 2007.   Interest income decreased from $1,541,666 in the nine months ended June 30, 2007 to $979,904 in the nine months ended June 30, 2008, due to a decline in the significant cash balance maintained by the Company following the sale of the participation interests in 2006 and due a significant decline in interest rates on deposits.  General and administrative expenses decreased from $3,584,127 in the nine months ended June 30, 2007 to $2,994,433 in the nine months ended June 30, 2008 primarily due to a decrease of $1,233,314 in legal fees, from $2,138,905 in the nine months ended June 30, 2007, to $905,591 in the nine months ended June 30, 2008. The decrease in legal fees was due to reduction in required assistance in connection with the Justice Department investigation of the Company, and the decrease was partially offset by an increase in public relations expense of $177,807 from $22,490 in the nine months ended June 30, 2007 to $200,297 in the nine months ended June 30, 2008.  See “Legal Proceedings” in Item 1 of Part II of this report.

Liquidity and Capital Resources

As of June 30, 2008, the Company had $32,401,450 in cash and cash equivalents and short-term investments and positive working capital of $29,091,666.  Management believes that this cash position should be sufficient to support the Company’s working capital requirements for more than 12 months.

Off-Balance Sheet Arrangements

At June 30, 2008, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on its financial condition or results of operations.

Debt Financing Arrangements

At June 30, 2008, the Company had short-term debt of $33,513 bearing interest at 5.5% per year payable to an individual. The Company had other current liabilities of $5,573,001 including related party liabilities of $8,275.00 due to the Company’s board of directors for directors’ fees. Included in current liabilities is also a $4,803,750 liability to Feltang International Inc. that will be satisfied upon issuance of 5,250,000 shares of common stock.

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Item 3. Quantitative and Qualitative Disclosures about Market Risk

The Company’s current focus is to exploit its primary assets, which are rights to working interest in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company intends to continue to form relationships with other oil and gas companies with technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

At June 30, 2008, all of the Company's operations were located outside the United States.  The Company’s primary asset are agreements with DRSTP and the JDA, which provide ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in the agreements in this area may be impacted by this circumstance.

The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on foreign subsidiaries) and changes in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be denominated.  As well, changes in exchange rates may adversely affect the Company's future results of operations and financial condition.

Market risks relating to the Company’s operations result primarily from changes in interest rates as well as credit risk concentrations.  The Company’s interest expense is generally not sensitive to changes in the general level of interest rates in the United States, particularly because a substantial majority of its indebtedness is at fixed rates.

The Company holds no derivative financial or commodity instruments, nor does it engage in any foreign currency denominated transactions.

Item 4. Controls and Procedures

The Company’s Chief Executive Officer and Principal Accounting Officer participated in an evaluation by management of the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2008.  Based on their participation in that evaluation, the Company’s Chief Executive Officer and Principal Accounting Officer concluded that as of June 30, 2008, our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure under the Exchange Act. Our officers also concluded at June 30, 2008 that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

There was no change in the Company’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the fiscal quarter ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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PART II. OTHER INFORMATION

Item 1.  Legal Proceedings

DOJ, SEC and U.S. Senate Committee Subpoenas.  On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

On July 5, 2007, U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to all subpoenas.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flows.

In July 2008, the London Court of International Arbitration (LCIA) confirmed that under the Participation Agreement between the parties in respect of JDZ Block 4, no further consideration is payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the 9 percent recovered by the ERHC/Addax consortium from Godsonic upon the failure of Godsonic to meet certain financial obligations under which the 9 percent was to have been transferred to Godsonic..

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

Item 1A. Risk Factors

The Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (“2007 Annual Report”), as modified by its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007 (“First Quarterly Report”), its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 (“Second Quarterly Report”)  and this Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 (“Second Quarterly Report”), includes a detailed discussion of certain material risk factors facing the Company.  The information presented below describes updates and additions to such risk factors and should be read in conjunction with the risk factors and information disclosed in ERHC’s 2007 Annual Report, First Quarterly Report, Second Quarterly Report and Third Quarterly Report.  References to “ERHC,” “we,” “us” or “our” mean ERHC Energy Inc., a Colorado corporation and, unless expressly stated or the context otherwise requires, its wholly owned subsidiary.

The risk factor in the First Quarterly Report captioned “Our Operations Are Located Outside of the United States Which Subjects Us to Risks Associated with International Activities.” is amended and restated in its entirety as follows:

Our Operations Are Located Outside of the United States Which Subjects Us to Risks Associated with International Activities.

At December 31, 2007, all of our operations were located outside the United States.  Our only assets are agreements with DRSTP and the JDA, which provide ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. Our ability to exploit our interests in this area pursuant to such agreements may be adversely impacted by this circumstance.

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The future success of our international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, termination, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on  foreign  subsidiaries)  and  changes  in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be  denominated.  Changes in exchange rates may also adversely affect our future results of operations and financial condition.

In addition, to the extent we engage in operations and activities outside the United States, we are subject to the Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company.  The FCPA applies to companies, individual directors, officers, employees and agents.  The FCPA also applies to foreign companies and persons taking any act in furtherance of such corrupt payments while in the United States.  Under the FCPA, U.S. companies may be held liable for actions taken by strategic or local partners or representatives.

The FCPA imposes civil and criminal penalties for violations of the Act.  Civil penalties may include fines of up to $500,000 per violation, and equitable remedies such as disgorgement of profits causally connected to the violation (including prejudgment interest on such profits) and injunctive relief.  Criminal penalties for violations of the corrupt payments provisions could range up to the greater of $2 million per violation or twice the gross pecuniary gain sought by making the payment, and/or incarceration for up to 5 years per violation.  Moreover, if a director, officer or employee of a company is found to have willfully violated the FCPA books and records provisions, the maximum penalty would be imprisonment for 20 years per violation.  Maximum fines of up to $25 million also may be imposed for willful violations of the books and records provisions by a company.

The SEC and/or the Department of Justice, or DOJ, could assert that there have been multiple violations of the FCPA, which could lead to multiple fines.  The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with knowledge of ERHC or its affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided to the government authorities during the investigations.  Negotiated dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms agreed upon with the SEC and DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring future FCPA compliance.  Other potential consequences could be significant and include suspension or debarment of ERHC’s ability to contract with governmental agencies of the United States and of foreign countries.  Any determination that ERHC has violated the FCPA could result in sanctions that could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

The risk factor in the Second Quarterly Report captioned “We are under investigation by the SEC and the DOJ, and the results of these investigations could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.” is amended and restated in its entirety as follows:

We are under investigation by the SEC, the DOJ and a U.S. Senate Subcommittee, and the results of these investigations could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect our attorney-client privileged documents and to allow our counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding our former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  We have been actively responding to both subpoenas.

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, will assist ERHC in responding to the subpoena.   Please see “Legal Proceedings” for more information.

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The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  We anticipate that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, we may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

These investigations could also result in:

—	third party claims against us, which may include claims for special, indirect, derivative or consequential damages;

—	damage to our business, operations and reputation;

—	loss of, or adverse effect on, cash flow, assets, goodwill, operations and financial condition, business, prospects, profits or business value;

—	adverse consequences on our ability to obtain or continue financing for current or future projects; and/or

—	claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders or constituents of ERHC.

Continuing negative publicity arising out of these investigations could also adversely affect our business and prospects in the commercial marketplace.  In addition, these investigations have resulted in increased expenses to ERHC, including substantial legal fees and the diversion of management’s attention from our operations and other activities.  If we incur costs or losses as a result of these matters, we may not have the liquidity or funds to address those costs or losses, in which case such costs or losses could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

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Item 6. Exhibits

31.1*	Rule 13a-14(a) Certification of the Chief Executive Officer

31.2*	Rule 13a-14(a) Certification of the Principal Accounting Officer

32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Accounting Officer

* Filed or furnished herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ERHC Energy Inc.

Name	Title	Date

/s/ Peter Ntephe	Chief Operating Officer and Acting President and	December 29,2008
Peter Ntephe	Acting Chief Executive Officer

/s/ Sylvan Odobulu	Controller (Principal Accounting Officer)	December 29,2008
Sylvan Odobulu

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EXHIBIT INDEX

31.1*	Rule 13a-14(a) Certification of the Chief Executive Officer

31.2*	Rule 13a-14(a) Certification of the Principal Accounting Officer

32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Accounting Officer

* Filed or furnished herewith.

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Exhibit 31.1
CERTIFICATIONS

I, Peter Ntephe, certify that:

1. I have reviewed this quarterly report on Form 10-Q of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

December 29, 2008

/s/ Peter Ntephe
Peter Ntephe Acting Chief Executive Officer

28

Exhibit 31.2

CERTIFICATIONS

I, Sylvan Odobulu, certify that:

1. I have reviewed this quarterly report on Form 10-Q of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

December 29, 2008

/s/ Sylvan Odobulu
Sylvan Odobulu Principal Accounting Officer

29

EXHIBIT 32.1

CERTIFICATION PURSUANT TO SECTION906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION1350)

In connection with the accompanying Quarterly Report of ERHC Energy Inc. (the “Company”) on Form10-Q for the period ended June 30, 2008 (as filed with the U.S. Securities and Exchange Commission on the date hereof,  the “Report”), I, Peter Ntephe, Chief Operating Officer and Acting Chief Executive Officer of the Company, hereby certify that to my knowledge:

(1)	The Report fully complies with the requirements of Section13 (a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Peter ntephe	December 29, 2008
Peter Ntephe
Chief Operating Officer and Acting Chief Executive Officer

30

EXHIBIT 32.2

CERTIFICATION PURSUANT TO SECTION906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION1350)

In connection with the accompanying Quarterly Report of ERHC Energy Inc. (the “Company”) on Form10-Q for the period ended June 30, 2008 (as filed with the U.S. Securities and Exchange Commission on the date hereof, the “Report”), I, Sylvan Odobulu, Principal Accounting Officer of the Company, hereby certify that to my knowledge:

(1)	The Report fully complies with the requirements of Section13 (a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Sylvan Odobulu	December 29,2008
Sylvan Odobulu
Principal Accounting Officer

31

ERHC Energy Form 10-Q/A for
March 31, 2008 with Changes
Related to Comment Letter
Dated November 6, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-Q/A
(MARK ONE)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ________________

Commission File Number 0-17325

(Exact name of registrant as specified in its charter)

Colorado	88-0218499
(State of Incorporation)	(I.R.S. Employer Identification No.)

5444 Westheimer Road
Suite1440
Houston, Texas 77056
(Address of principal executive offices, including zip code)

(713) 626-4700
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date:

The number of shares of common stock, par value $0.0001 per share, outstanding as of April 30, 2008 was 722,238,550.

ERHC ENERGY INC.

Part I. Financial Information		Page

Item 1.	Financial Statements

	Unaudited Consolidated Balance Sheets at March 31, 2008 and September 30, 2007	6

	Unaudited Consolidated Statements of Operations for the Three Months and Six Months Ended March 31, 2008 and 2007, and for the period from inception, September 5, 1995, to March 31, 2008	7

	Unaudited Consolidated Statements of Cash Flows for the Six Months Ended March 31, 2008 and 2007, and for the period from inception, September 5, 1995, to March 31, 2008	8

	Notes to Unaudited Consolidated Financial Statements	10

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	15

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	19

Item 4.	Controls and Procedures	20

Part II. Other Information

Item 1.	Legal Proceedings	21

Item 1A.	Risk Factors	22

Item 6.	Exhibits	24

	Signatures	25

2

Forward-Looking Statements

ERHC Energy Inc. (the “Company”) or its representatives may, from time to time, make or incorporate by reference certain written or oral statements of historical fact, statements  that  include, but are not limited to, information concerning the Company’s possible or assumed future business activities and results of operations and statements about the following subjects:

–	business strategy;

–	growth opportunities;

–	future development of concessions, exploitation of assets and other business operations;

–	future market conditions and the effect of such conditions on the Company’s future activities or results of operations;

–	future uses of and requirements for financial resources;

–	interest rate and foreign exchange risk;

–	future contractual obligations;

–	outcomes of legal proceedings including, without limitation, the ongoing investigations of the Company;

–	future operations outside the United States;

–	competitive position;

–	expected financial position;

–	future cash flows;

–	future liquidity and sufficiency of capital resources;

–	future dividends;

–	financing plans;

–	tax planning;

–	budgets for capital and other expenditures;

–	plans and objectives of management;

–	compliance with applicable laws; and

–	adequacy of insurance or indemnification.

These types of statements  inherently are subject to a variety of assumptions, risks and uncertainties that could cause actual results, levels of activity, performance or achievements to differ materially from those expected, projected or expressed in such  statements.  These risks and uncertainties include, among others, the following:

–	general economic and business conditions;

–	worldwide demand for oil and natural gas;

–	changes in foreign and domestic oil and gas exploration, development and production activity;

–	oil and natural gas price fluctuations and related market expectations;

3

–	termination, renegotiation or modification of existing contracts;

–	the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain production levels and pricing, and the level of production in non-OPEC countries;

–	policies of the various governments regarding exploration and development of oil and gas reserves;

–	advances in exploration and development technology;

–	the political environment of oil-producing regions;

–	political instability in the Democratic Republic of Sao Tome and Principe and the Federal Republic of Nigeria; casualty losses;

–	competition;

–	changes in foreign, political, social and economic conditions;

–	risks of international operations, compliance with foreign laws and taxation policies and expropriation or nationalization of equipment and assets;

–	risks of potential contractual liabilities;

–	foreign exchange and currency fluctuations and regulations, and the inability to repatriate income or capital;

–	risks of war, military operations, other armed hostilities, terrorist acts and embargoes;

–	regulatory initiatives and compliance with governmental regulations;

–	compliance with environmental laws and regulations;

4

–	compliance with tax laws and regulations;

–	customer preferences;

–	effects of litigation and governmental proceedings;

–	cost, availability and adequacy of insurance;

–	adequacy of the Company’s sources of liquidity;

–	labor conditions and the availability of qualified personnel; and

–	various other matters, many of which are beyond the Company’s control.

The risks and uncertainties included here are not exhaustive.  Other sections of this report and the Company’s other filings with the U.S. Securities and Exchange Commission (“SEC”) include additional factors that could adversely affect the Company’s business, results of operations and financial performance.  Given these risks and uncertainties, investors should not place undue reliance on our statements concerning our future intent..  Our business statements included in this report speak only as of the date of this report.  The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any business  statements to reflect any change in its expectations with regard to the statement or any change in events, conditions or circumstances on which any such  statement is based.

5

PART I. FINANCIAL INFORMATION
Item 1.	Financial Statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
UNAUDITED CONSOLIDATED BALANCE SHEETS
March 31, 2008 and September 30, 2007

	March 31,	September 30,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$33,037,157	$34,721,933
Prepaid expenses and other current assets	267,666	179,955
Deferred tax asset	-	480,000
Income tax refundable	2,048,758	1,568,758

Total current assets	35,353,581	36,950,646

DRSTP concession fee	2,839,500	2,839,500
Furniture and equipment, net	81,661	64,495

Total assets	$38,274,742	$39,854,641

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$5,128,417	$5,183,979
Accounts payable and accrued liabilities, related parties	10,900	238,614
Accrued interest	7,797	6,876
Asset retirement obligation	485,000	485,000
Current portion of convertible debt	33,513	33,513

Total current liabilities	5,665,627	5,947,982

Commitments and contingencies:

Shareholders'equity:
Preferred stock, par value $0.0001; authorized 10,000,000; none issued and outstanding	-	-
Common stock, par value $0.0001; authorized 950,000,000 shares; issued and outstanding 722,238,550 and 721,938,550 at March 31, 2008 and September 30, 2007, respectively	72,224	72,193
Additional paid-in capital	91,964,474	91,827,545
Losses accumulated in the development stage	(59,427,583)	(57,993,079)

Total shareholders’ equity	32,609,115	33,906,659

Total liabilities and shareholders' equity	$38,274,742	$39,854,641

The accompanying notes are an integral part of these unaudited consolidated financial statements

6

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Six Months Ended March 31, 2008 and 2007 and for the Period from Inception,
September 5, 1995, to March 31, 2008

					Inception to
	Three Months Ended March 31,		Six Months Ended March 31,		March 31,
	2007	2008	2007	2008	2008

Operating costs and expenses:
General and administrative expenses	$1,175,365	$1,163,172	$2,507,263	$2,174,619	$66,267,729
Depreciation, depletion and amortization	6,175	7,068	8,590	13,788	1,399,718
Write-offs and abandonments	-	-	-	-	7,742,128

Loss from operations	(1,181,540)	(1,170,240)	(2,515,853)	(2,188,407)	(75,409,575)

Other income and (expenses):
Interest income	540,494	322,962	1,084,126	754,825	3,903,164
Gain (loss) from settlement	-	-	-	-	(247,690)
Other income	-	-	-	-	439,827
Gain from sale of partial interest in DRSTP concession	-	-	-	-	30,102,250
Interest expense	(461)	(461)	(922)	(922)	(12,125,984)
Loss on extinguishment of debt	-	-	-	-	(5,749,575)

Total other income and expenses, net	540,033	322,501	1,083,204	753,903	16,321,992

Income (loss) before benefit (provision) for income taxes	(641,507)	(847,739)	(1,432,649)	(1,434,504)	(59,087,583)

Benefit (provision) for income taxes
Current	197,000	-	946,000	480,000	(820,000)
Deferred	-	-	(480,000)	(480,000)	480,000

Total benefit (provision) for income taxes	197,000	-	466,000	-	(340,000)

Net income (loss)	$(444,507)	$(847,739)	$(966,649)	$(1,434,504)	$(59,427,583)

Net income (loss) per common share - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding - basic and diluted	721,010,104	722,238,569	719,988,438	722,127,094

The accompanying notes are an integral part of the consolidated financial statements

7

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended March 31, 2008 and 2007 and for the Period from Inception,
September 5, 1995, to March 31, 2008

			Inception to
			March 31,
	2007	2008	2008

Cash Flows from Operating Activities
Net loss	$(966,649)	$(1,434,504)	$(59,427,583)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation, depletion and amortization expenses	8,590	13,788	1,399,718
Write-offs and abandonments	-	-	7,742,128
Deferred income taxes	480,000	480,000	-
Compensatory stock options	63,183	48,460	1,308,240
Gain from settlement	-	-	(252,310)
Gain on sale of partial interest in DRSTP concession	-	-	(30,102,250)
Amortization of beneficial conversion feature associated with convertible debt	-	-	2,793,929
Amortization of deferred compensation	-	-	1,257,863
Common stock issued for services	-	-	20,897,077
Common stock issued for settlements	-	-	225,989
Common stock issued for officer bonuses	-	-	5,015,000
Common stock issued for interest and penalties on convertible debt	-	-	10,631,768
Common stock issued for board compensation	-	-	1,976,548
Loss on extinguishment of debt	-	-	5,682,368
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	843,204	(87,711)	(267,665)
Income tax refundable	(946,000)	(480,000)	(2,048,758)
Other assets	(8,921)	-	-
Accounts payable and other accrued liabilities	(1,380,740)	(54,641)	(2,667,537)
Accrued federal income taxes	(3,013,147)	-	-
Accounts payable, and accrued liabilities, related party	34,375	(139,214)	99,400
Accrued interest - related party	-	-	-
Accrued retirement obligation	-	-	485,000

Net cash used by operating activities	(4,886,105)	(1,653,822)	(35,251,075)

Cash Flows from Investing Activities
Purchase of DRSTP concession	-	-	(5,679,000)
Proceeds from sale of partial interest in DRSTP concession	-	-	45,900,000
Purchase of furniture and equipment	(68,587)	(30,954)	(908,154)

Net cash provided (used) by investing activities	$(68,587)	$30,954)	$39,312,846

The accompanying notes are an integral part of the consolidated financial statements

8

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended March 31, 2008 and 2007 and for the Period from Inception,
September 5, 1995, to March 31, 2008

			Inception to
			March 31,
	2007	2008	2008

Cash Flows from Financing Activities:
Proceeds from warrants exercised	$-	$-	$160,000
Proceeds from common stock, net of expenses	-	-	6,955,049
Proceeds from related party line of credit	-	-	2,750,000
Proceeds from related party debt	-	-	158,700
Proceeds from related party convertible debt	-	-	8,207,706
Proceeds from convertible debt	-	-	9,019,937
Proceeds from note payable to bank	-	-	175,000
Proceeds from shareholder loans	-	-	1,845,809
Collection of stock subscription receivable	-	-	913,300
Repayment of shareholder loans	-	-	(1,020,607)
Repayment of long-term debt	-	-	(189,508)

Net cash provided by investing activities	-	-	28,975,386

Net increase (decrease) in cash and cash equivalents	(4,954,692)	(1,684,776)	33,037,157

Cash and cash equivalents, beginning of period	40,991,114	34,721,933	-

Cash and cash equivalents, end of period	$36,036,422	$33,037,157	$33,037,157

Supplemental Disclosure of Cash Flow Information

Cash paid for interest expense	$-	$-

Cash paid for income taxes	3,013,147	-

The accompanying notes are an integral part of the consolidated financial statements

9

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1– Basis of Presentation and Business Organization

The consolidated financial statements included herein, which have not been audited pursuant to the rules and regulations of the Securities and Exchange Commission, reflect all adjustments which, in the opinion of management, are necessary to present a fair statement of the results for the interim periods on a basis consistent with the annual audited financial statements.  All such adjustments are of a normal recurring nature.  The results of operations for the interim periods are not necessarily indicative of the results to be expected for an entire year.  Certain information, accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations, although ERHC Energy Inc. (“ERHC” or the “Company”) believes that the disclosures are adequate to make the information presented not misleading.  These financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007.

Note 2- Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of each balance sheet date:

	March 31,	September 30,
	2008	2007

Accrued stock payable – success fee	$4,803,750	$4,803,750
Accounts payable	324,667	380,229

Total	$5,128,417	$5,183,979

Accounts payable and accrued liabilities - related parties consisted of the following as of each balance sheet date:

	March 31,	September 30,
	2008	2007

Due to Chrome Management Services, Inc.	$-	$62,314
Due to board of directors for board fees	10,900	87,800
Due to board of directors – stock payable	-	(1) 88,500

Total	$10,900	$238,614

(1) In December of 2007, 300,000 shares of common stock were issued to directors. The Company recognized $88,500 of compensation related to those shares in fiscal 2007.

Note 3- Sao TomeConcession

In April 2003, the Company and the DRSTP entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  However, ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

10

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest(1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.

(5)
No contracts have been entered into as of the date hereof. ERHC’s goal is to enter into agreements to exploit its interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

(6)
Includes the 9% reclaimed by ERHC from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

This exercise of the Company’s rights was subject to the condition that if no license is awarded or a license is awarded and subsequently withdrawn by the JDA prior to the commencement of operations, ERHC will be entitled to receive its working interest in that block in a future license awarded for the block.

Particulars of Participating Agreements

11

JDZ Block 2 Participation Agreement

Date of Participation Agreement	Parties	Key Terms
2 March 2006
1. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd

1b. Sinopec International Petroleum and Production Corporation

2a. Addax Energy Nigeria Limited

2b. Addax Petroleum Corporation

3. ERHC Energy Inc

ERHC assigns 28.6% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.3% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.
Consideration from Sinopec to ERHC for the 28.67% interest (the “SINOPEC assigned interest”) is $13.6 million.

Consideration from Addax to ERHC for the 14.33% interest (the “Addax assigned interest”) is $6.8 million

In addition, Sinopec and  Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 22% interest retained by ERHC (the “retained interest”) in Block 2.

Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil from the retained interest on Block 2 until Sinopec and Addax Sub recover 100% of the carried costs

JDZ Block 3 Participation Agreement
Date of Participation Agreement	Parties	Key Terms
15 February 2006	1. ERHC Energy Inc 2a. Addax Petroleum Resources Nigeria Limited 2b. Addax Petroleum Corporation
ERHC assigns  15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.
Consideration from Addax Sub to ERHC for the 15% interest (the “acquired interest”) is $7.5 million.
In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 10% interest retained by ERHC (the “retained interest”) in Block 3.

Addax is entitled to 100% of ERHC’s future costs in respect of petroleum operations.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs

12

JDZ Block 4 Participation Agreement
Date	Parties	Key Terms
17 November 20051	1. ERHC Energy Inc 2a. Addax Petroleum Nigeria (Offshore 2) Limited 2b. Addax Petroleum NV
ERHC shall assign 33.3%2 of participating interest to Addax Petroleum Nigeria (Offshore 2) Limited (“Addax”) (leaving ERHC with a 26.7% participating interest).

Consideration from Addax Sub to ERHC for the interest to be acquired by Addax (the “acquired interest”) is fixed at $18 million.

In addition, Addax to pay all of ERHC’s future costs for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax  recovers 100% of the carried costs

1
By an Amendment to the Participation Agreement dated February 23 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3%.  By a second Amendment to the Participation Agreement, entered into on March 14 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%.  By a third Amendment to the Participation Agreement dated April 11 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement.

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Note 4 - Income Taxes

At March 3, 2008, the Company had a consolidated net operating loss carry-forward (“NOL”) of approximately $2.75 million expiring through 2027. The NOLs are subject to certain limitations under the Internal Revenue Code of 1986, as amended, including Section 382 of the Tax Reform Act of 1986.  During the fiscal year ended September 30, 2006, the Company recognized a significant gain on the sale of various participation interests. This gain utilized a substantial portion of the Company’s NOLs and such NOLs were adjusted to remove losses limited under Section 382.

The composition of deferred tax assets and the related tax effects at March  31, 2008 and September 30, 2007 are as follows:

	March 31, 2007	September 30, 2007

Net operating losses	$922,496	$931,241
Accrual for asset retirement	164,900	164,900

Total deferred tax assets	1,087,396	1,096,141
Valuation allowance	(1,087,396)	(616,141)

Net deferred tax asset	$-	$480,000

The $480,000 deferred tax asset at September 30, 2007 represents the minimum NOL carry back claim from losses in future years against the fiscal year ended September 30, 2006 taxable income. At March, 2008, the $480,000 balance was reclassified to current income tax receivable.

The difference between the income tax benefit (provision) in the accompanying consolidated statements of operations and the amount that would result if the U.S. federal statutory rate of 34% were applied to pre-tax income (loss) for the three and six months ended March 31, 2008 and 2007, is as follows:

	Three Months Ended March 31,		Six Months Ended March 31,
	2007	2008	2007	2008

Benefit at federal statutory rate	$218,112	$288,231	$487,100	$487,731
Non-deductible stock based compensation	(21,482)	(16,476)	(21,482)	(16,476)
Other
Increase in valuation allowance	370	(271,755)	381	(471,255)

Provision for income taxes	197,000	-	466,000	-

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Note 5 – Stock-Based Compensation

During the year ended September 30, 2007, the Company issued 1,000,000 options to purchase common stock of the Company to its new employee. These options are for a term of three years, have an exercise price of $0.43 and vest over one year. Fair value of $223,900 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during 2007, include (1) 4.90% discount rate, (2) option life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007 and $48,460 during the six months ended March 31, 2008.

Note 6 - Commitments and Contingencies

Contingencies

From time to time, certain potential obligations are presented to the Company that may have originated during periods not under existing management’s control.  These alleged obligations are generally for goods and services for which the Company has no record.  The Company actively investigates these claims as they arise.  All known material obligations of the Company have been recorded and reflected in the financial statements, but there is no certainty that all material claims have been presented to the Company nor have the benefits of available statutes of limitations been considered, should they apply.

Legal Proceedings

Subpoenas.  On May 4, 2006, a Federal court search warrant initiated by DOJ was executed on the Company.  The DOJ sought various records including, among other matters, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  Related SEC subpoenas issued on May 9, 2006 and August 29, 2006 also requested a range of documents. ERHC continues to interface with both the DOJ and SEC investigators to respond to the SEC subpoenas and any additional requests for information from the DOJ or SEC.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claims entitlement without any obligation for additional consideration under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC.  ERHC claims that Addax should pay additional consideration to ERHC for the 7.2%.  If Addax’s claims are successful, ERHC’s share of JDZ Block 4 will increase from 17.7% to 19.5% and Addax’s share of the JDZ Block 4 will increase from 33.3% to 40.5% for no additional consideration paid to ERHC.  ERHC and Addax are currently in arbitration to resolve the issue.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

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Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company’s unaudited consolidated financial statements (including the notes thereto) and Item 1A of Part II, “Risk Factors,” included elsewhere in this report and the Company’s audited consolidated financial statements and the notes thereto, Item 7, “Management’s Discussion and Analysis of Financial Condition and Plan of Operations” and Item 1A, “Risk Factors” included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007, Item 1A of Part II, “Risk Factors,” included in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 and Item 1A of Part II, “Risk Factors,” included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.  The Company’s historical results are not necessarily an indication of trends in operating results for any future period.   References to “ERHC” or the “Company” mean ERHC Energy Inc., a Colorado corporation, and, unless expressly stated or the context otherwise requires, its wholly owned subsidiary.

Overview

ERHC reports as a development stage enterprise as there are currently no significant operations and no revenue has been generated from business activities. The Company was formed in 1986, as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas company.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore central West Africa. The Company’s current focus is to exploit its only assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome & Principe (“DRSTP” or “Sao Tome”) and the Federal Republic of Nigeria (“FRN” or “Nigeria”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”).  The Company has formed relationships with upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ and entered into production sharing agreements with upstream oil and gas companies in certain of these JDZ Blocks. The technical and operational expertise in conducting exploration operations will be provided by such oil and gas companies and the Company’s various consortium partners.

Sale of Participation Interests

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest(1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.

(5)
No contracts have been entered into as of the date hereof. ERHC’s goal is to enter into agreements to exploit its interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

(6)
Includes the 9% reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

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With regard to drilling in the JDZ, the Joint Development Authority (JDA), which was set up by the governments of Nigeria and Sao Tome & Prнncipe to administer the JDZ, has approved the budgets for JDZ Blocks 2, 3 and 4 in which ERHC has interests. The JDA also has approved well locations in two of those Blocks.  The Aban Abraham deepwater drill ship, which has already been jointly contracted by the operators in JDZ Blocks 2 and 4, Sinopec and Addax Petroleum, remains under refurbishment in Singapore. It is expected out of dry dock and into sea trials within the coming months, before it can be transported to West Africa.  ERHC continues to support Addax’s efforts to secure a drilling rig of opportunity to avert delay or at least mitigate its impact with respect to drilling schedules.

ERHC is continuing to assess the feasibility of acquisition prospects to diversify its asset portfolio.

Annual Shareholders’ Meeting:
On April 22, 2008 in Houston, Texas, the Company held an annual shareholders’ meeting. The Company announced the resignation of Nicolae Luca as Director and Acting Chief Executive Officer/President.  Nicole Luca resigned to pursue other interest..

The Company also announced the re-election, by a majority of all the shareholders of the Company, of Directors Howard Jeter, Dr. Andrew Uzoigwe and Clement Nwizubo, for another term of office which will run through the Company’s next annual shareholders meeting or until their successors are elected.

New Leadership:

The Company announced the appointment of Peter Ntephe to the newly created position of Chief Operating Officer (COO) on April 22, 2008. Mr. Ntephe who has been the Corporate Secretary since 2001 will oversee the administration and corporate governance of the Company and its subsidiaries.  Mr. Ntephe will also replace Mr. Luca as acting CEO/President pending the appointment of a permanent CEO/President.

The Company also created the position of Vice President Corporate Development for ERHC and its subsidiaries. This position will oversee planning and implementation of strategies for corporate growth by ERHC and its subsidiaries, including:

—	identification of opportunities for corporate mergers and acquisitions

—	strategy formulations

—	business planning

—	fund raising

—	stock-exchange listings

—	IPOs

Corporate Operational Structure

ERHC Energy Inc, has a wholly owned subsidiary  - ERHC Energy (Cayman) Limited which will serve as holding company for the working subsidiaries through which its activities in the Gulf of Guinea will be operated. There are three working subsidiary companies, namely ERHC Energy Nigeria JDZ Block 2 Limited, ERHC Energy Nigeria JDZ Block 3 Limited and ERHC Energy Nigeria JDZ Block 4 Limited, each of which is jointly owned by both ERHC Energy Inc and ERHC Energy (Cayman) Ltd. Each of these companies was created to manage the operations in the Joint Development Zone Block for which each is respectively named.  The ownership structure of the companies is given below.

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The rationale for this operational structure can be broken into several parts:

·	Legal – JDZ petroleum regulations require incorporation of local subsidiaries in Nigeria or STP;

·	Operational – JDZ-related activities (especially when drilling starts) will be easier and cheaper to manage by acting through local subsidiaries;

·	Risk Diversification – Operating through asset/business-specific subsidiaries will diversify risk, protecting each subsidiary’s asset base from risks emanating from other subsidiaries’ assets;

·	Business Development – ERHC’s current business strengths (and therefore best prospects for asset acquisition) are in West Africa; a local presence in the region will augment those strengths.

·	Local Perceptions – Regional perception of ERHC as truly ‘local’ in West Africa will enhance its ability to generate business in the region;

Other subsidiaries of ERHC might be created as necessary, including for seeking stock-exchange listings, joint-ventures, etc. the Company has made

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Results of Operations

Three Months Ended March 31, 2008 Compared with Three Months Ended March 31, 2007

During the three months ended March 31, 2008, the Company had a net loss of $847,739 compared with a net loss of $444,507 for the three months ended March 31, 2007.   Interest income decreased from $540,494 in the three months ended March 31, 2007 to $322,962 in the three months ended March 31, 2008, due to a decline in the significant cash balance maintained by the Company from  the sale of the participation interests in 2006.  General and administrative expenses decreased only $12,193for the three months ended March 31, 2007 compare to  the three months ended March 31, 2008.. See “Legal Proceedings” in Item 1 of Part II of this report.

Six Months Ended March 31, 2008 Compared with Six Months Ended March 31, 2007

During the six months ended March 31, 2008, the Company had a net loss of $1,434,504 compared with a net loss of $966,649 for the six months ended March 31, 2007.   Interest income decreased from $1,084,126 in the six months ended March 31, 2007 to $754,825 in the six months ended March 31, 2008, due to a decline in the significant cash balance maintained by the Company from  the sale of the participation interests in 2006 and due a  decline in interest rates on deposits.  General and administrative expenses decreased from $2,507,263 in the six months ended March 31, 2007 to $2,174,619 in the six months ended March 31, 2008 primarily due to a decrease of $749,399 in legal fees, from $1,535,724 in the six months ended March 31, 2007, to $786,325 in the six months ended March 31, 2008. The decrease in legal fees was due to reduction in required assistance in connection with the Justice Department investigation of the Company, and the decrease was partially offset by an increase in public relations, trade show and annual shareholders’ meeting expenses of $137,090 from $15,302 in the six months ended March 31, 2007 to $152,392 in the six months ended March 31, 2008.  See “Legal Proceedings” in Item 1 of Part II of this report.

Liquidity and Capital Resources

As of March  31, 2008, the Company had $33,037,157 in cash and cash equivalents and short-term investments and positive working capital of $29,687,954.  Management believes that this cash position should be sufficient to support the Company’s working capital requirements for more than 12 months.

Off-Balance Sheet Arrangements

At March 31, 2008, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on its financial condition or results of operations.

Debt Financing Arrangements

At March 31, 2008, the Company had short-term debt of $33,513 bearing interest at 5.5% per year payable to an individual. The Company had other current liabilities of $5,665,627 including related party liabilities of $10,900 due to the Company’s board of directors for directors’ fees. Included in current liabilities is also a $4,803,750 liability to Feltang International Inc. that will be satisfied upon issuance of 5,250,000 shares of common stock.

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Item 3. Quantitative and Qualitative Disclosures about Market Risk

The Company’s current focus is to exploit its primary assets, which are rights to working interest in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company intends to continue to form relationships with other oil and gas companies with technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

At March 31, 2008, all of the Company's primary assets were in respect of property located outside the United States.  The Company’s primary assets are agreements with DRSTP and the JDA, which provide ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in the agreements in this area may be impacted by this circumstance.

The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on foreign subsidiaries) and changes in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be denominated.  As well, changes in exchange rates may adversely affect the Company's future results of operations and financial condition.

Market risks relating to the Company’s operations result primarily from changes in interest rates as well as credit risk concentrations.  The Company’s interest expense is generally not sensitive to changes in the general level of interest rates in the United States, particularly because a substantial majority of its indebtedness is at fixed rates.

The Company holds no derivative financial or commodity instruments, nor does it engage in any foreign currency denominated transactions.

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Item 4. Controls and Procedures

The Company’s Chief Executive Officer and Principal Accounting Officer participated in an evaluation by management of the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2008.  Based on their participation in that evaluation, the Company’s Chief Executive Officer and Principal Accounting Officer concluded that as of March 31, 2008, our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure under the Exchange Act. Our officers also concluded at March 31, 2008 that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

There was no change in the Company’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the fiscal quarter ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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PART II. OTHER INFORMATION

Item 1. Legal Proceedings

DOJ, SEC and U.S. Senate Committee Subpoenas.  On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

On July 5, 2007, U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to all subpoenas.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flows.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claims entitlement without obligation for payment of additional consideration under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC.  The parties are currently in arbitration to determine whether additional consideration is payable to ERHC under the existing agreements for the 7.2% claimed by Addax.  If Addax’s claims are successful, ERHC’s share of JDZ Block 4 will increase from 17.7% to 19.5% and Addax’s share of the JDZ Block 4 will increase from 33.3% to 40.5% for no additional consideration paid to ERHC.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

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Item 1A. Risk Factors

The Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (“2007 Annual Report”), as modified by its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007 (“First Quarterly Report”) and this Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 (“Second Quarterly Report”), includes a detailed discussion of certain material risk factors facing the Company.  The information presented below describes updates and additions to such risk factors and should be read in conjunction with the risk factors and information disclosed in ERHC’s 2007 Annual Report, First Quarterly Report and Second Quarterly Report.  References to “ERHC,” “we,” “us” or “our” mean ERHC Energy Inc., a Colorado corporation and, unless expressly stated or the context otherwise requires, its wholly owned subsidiary.

The risk factor in the First Quarterly Report captioned “Our Operations Are Located Outside of the United States Which Subjects Us to Risks Associated with International Activities.” is amended and restated in its entirety as follows:

Our Operations Are Located Outside of the United States Which Subjects Us to Risks Associated with International Activities.

At March  31, 2008, all of our operations were located outside the United States.  Our only assets are agreements with DRSTP and the JDA, which provide ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. Our ability to exploit our interests in this area pursuant to such agreements may be adversely impacted by this circumstance.

The future success of our international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, termination, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on  foreign  subsidiaries)  and  changes  in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be  denominated.  Changes in exchange rates may also adversely affect our future results of operations and financial condition.

In addition, to the extent we engage in operations and activities outside the United States, we are subject to the Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company.  The FCPA applies to companies, individual directors, officers, employees and agents.  The FCPA also applies to foreign companies and persons taking any act in furtherance of such corrupt payments while in the United States.  Under the FCPA, U.S. companies may be held liable for actions taken by strategic or local partners or representatives.

The FCPA imposes civil and criminal penalties for violations of the Act.  Civil penalties may include fines of up to $500,000 per violation, and equitable remedies such as disgorgement of profits causally connected to the violation (including prejudgment interest on such profits) and injunctive relief.  Criminal penalties for violations of the corrupt payments provisions could range up to the greater of $2 million per violation or twice the gross pecuniary gain sought by making the payment, and/or incarceration for up to 5 years per violation.  Moreover, if a director, officer or employee of a company is found to have willfully violated the FCPA books and records provisions, the maximum penalty would be imprisonment for 20 years per violation.  Maximum fines of up to $25 million also may be imposed for willful violations of the books and records provisions by a company.

The SEC and/or the Department of Justice, or DOJ, could assert that there have been multiple violations of the FCPA, which could lead to multiple fines.  The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with knowledge of ERHC or its affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided to the government authorities during the investigations.  Negotiated dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms agreed upon with the SEC and DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring future FCPA compliance.  Other potential consequences could be significant and include suspension or debarment of ERHC’s ability to contract with governmental agencies of the United States and of foreign countries.  Any determination that ERHC has violated the FCPA could result in sanctions that could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

The risk factor in the First Quarterly Report captioned “We are under investigation by the SEC and the DOJ, and the results of these investigations could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.” is amended and restated in its entirety as follows:

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We are under investigation by the SEC, the DOJ and a U.S. Senate Subcommittee, and the results of these investigations could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect our attorney-client privileged documents and to allow our counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding our former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  We have been actively responding to both subpoenas.

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, will assist ERHC in responding to the subpoena.   Please see “Legal Proceedings” for more information.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  We anticipate that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, we may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

These investigations could also result in:

–	third party claims against us, which may include claims for special, indirect, derivative or consequential damages;

–	damage to our business, operations and reputation;

–	loss of, or adverse effect on, cash flow, assets, goodwill, operations and financial condition, business, prospects, profits or business value;

–	adverse consequences on our ability to obtain or continue financing for current or future projects; and/or

–	claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders or constituents of ERHC.

Continuing negative publicity arising out of these investigations could also adversely affect our business and prospects in the commercial marketplace.  In addition, these investigations have resulted in increased expenses to ERHC, including substantial legal fees and the diversion of management’s attention from our operations and other activities.  If we incur costs or losses as a result of these matters, we may not have the liquidity or funds to address those costs or losses, in which case such costs or losses could have a material adverse effect on our business, prospects, operations, financial condition and cash flow.

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Item 6. Exhibits

31.1*	Rule 13a-14(a) Certification of the Chief Executive Officer

31.2*	Rule 13a-14(a) Certification of the Principal Accounting Officer

32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Accounting Officer

* Filed or furnished herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ERHC Energy Inc.

Name	Title	Date

/s/ Peter Ntephe	Chief Operating Officer and	December 29,2008
Peter Ntephe	Acting Chief Executive Officer

/s/ Sylvan Odobulu	Controller (Principal Accounting Officer)	December 29,2008
Sylvan Odobulu

26

EXHIBIT INDEX

31.1*	Rule 13a-14(a) Certification of the Chief Executive Officer

31.2*	Rule 13a-14(a) Certification of the Principal Accounting Officer

32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Accounting Officer

* Filed or furnished herewith.

27

EXHIBIT 31.1
I, Peter Ntephe, certify that:

1.	I have reviewed this quarterly report on Form10-Q for the quarter ended March 31, 2008 of ERHC Energy Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules13a-15(e)and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules13a-15(f)and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)  that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Peter Ntephe	December 29,2008
Peter Ntephe
Chief Operating Officer and Acting Chief Executive Officer

28

EXHIBIT 31.2

I, Sylvan Odobulu, certify that:

1.	I have reviewed this report on Form10-Q for the quarter ended March 31, 2008 of ERHC Energy Inc.;

2.
Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules13a-15(e)and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules13a-15(f)and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Sylvan Odobulu	December 29,2008
Sylvan Odobulu
Principal Accounting Officer

29

EXHIBIT 32.1

CERTIFICATION PURSUANT TO SECTION906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION1350)

In connection with the accompanying Quarterly Report of ERHC Energy Inc. (the “Company”) on Form10-Q for the period ended March 31, 2008 (as filed with the U.S. Securities and Exchange Commission on the date hereof,  the “Report”), I, Peter Ntephe, Chief Operating Officer and Acting Chief Executive Officer of the Company, hereby certify that to my knowledge:

(1)	The Report fully complies with the requirements of Section13 (a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Peter Ntephe	December 29,2008
Peter Ntephe
Chief Operating Officer and Acting Chief Executive Officer

30

EXHIBIT 32.2

CERTIFICATION PURSUANT TO SECTION906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION1350)

In connection with the accompanying Quarterly Report of ERHC Energy Inc. (the “Company”) on Form10-Q for the period ended March 31, 2008 (as filed with the U.S. Securities and Exchange Commission on the date hereof, the “Report”), I, Sylvan Odobulu, Principal Accounting Officer of the Company, hereby certify that to my knowledge:

(1)	The Report fully complies with the requirements of Section13 (a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Sylvan Odobulu	December 29,2008
Sylvan Odobulu
Principal Accounting Officer

31

Emploment Agreement

James Ledbetter

EMPLOYMENT AGREEMENT

This Employment Agreement (this "Agreement") by and between ERHC Energy Inc, a Colorado corporation ("Company"), and James Ledbetter ("Employee") is effective from December 18 2006.

The Company and the Employee agree as follows:

1.      Employment. Subject to the provisions for termination as hereinafter provided, Employee's employment with Company shall be pursuant to the terms of this Agreement and shall be for the period commencing on December 18 2006 (the "date of Commencement") and expiring 24 months after the date of Commencement, which period is hereinafter called "the Primary Term."

2.      Renewal. Subject to the provisions for termination as hereinafter provided, the Company and the Employee may, at any time before the expiration of the Primary Term, mutually agree that the Employment shall be renewed at the expiration of the Primary Term on the same terms and conditions as are contained herein or on such other terms and conditions as the Company and the Employee may then mutually agree.

3.      Duties. The Employee shall serve as Vice-President Technical of the Company and shall faithfully and diligently perform such duties and responsibilities as shall be assigned to the position from time to time by the Board of Directors of the Company ("the Board"). The Employee shall devote his full time and attention to his employment with the Company. The Employee may, with the written approval of the Board or the President/CEO, serve in a non-executive capacity on the boards of directors of not more than two other companies or corporations.

4.      Compensation and Benefits.

(a)     Salary. During the employment term, the Company will pay Employee a monthly gross salary of $19,166.67 ("Salary"). The Salary is payable monthly, less state and federal withholding, social security, and other standard payroll deductions as shall be required to be withheld by applicable law or regulations, and shall be payable to Employee in accordance with the policies of the Company as from time to time in effect.

(b)     Incentive Compensation. Subject to the provisions contained in Paragraph 5 hereof, the Employee shall receive incentive compensation in the form of an option (the "Option") to purchase up to 1,000,000 originally issued shares of Rule 144 restricted stock in the Company ("Stock"). The Option shall vest in the Employee and become exercisable on the "Vesting Date" which shall be the last day of the 12th consecutive calendar month after the date of Commencement provided always that the grant of the Option hereby is subject to the terms and conditions contained in the Company's 2004 Compensatory Stock Option Plan 2004. The exercise price per share of stock subject to the Option shall be the closing price of the Company stock on the date of Commencement (the "Strike Price"). It is also understood and agreed that the Option granted aforesaid shall not in any circumstances vest in the Employee unless the Employee shall at the Vesting Date have attained to the satisfaction of the Board such performance targets as may have been fixed by the Board within three months of the date of Commencement of this Agreement. For the purpose of performance targets based on stock price performance, it is hereby agreed that the baseline price for assessing stock price performance is the Strike Price.  The Employee shall be responsible for all federal, state and local taxes applicable to or arising from any incentive compensation accruing to the Employee.

(c)     Vehicle Allowance. The Employee shall be entitled to a reasonable monthly vehicle allowance as may be approved by the Board at the Board's discretion.

(d)     General Business Expenses. Subject to sub-paragraphs (e) and (g) of this paragraph 4, the Company shall pay or reimburse the Employee for all authorized reasonable expenses authorized under Company's reimbursement policies that are necessarily incurred by the Employee during the Employment in the performance of the Employee's service under this Agreement. Such payment shall be made upon presentation of such documents as the Company customarily requires of its employees prior to making such payments or reimbursements.

(e)     Travel expenses. Where travel by commercial carriage is required by the Employee for the purposes of performance of the Employee's duties under this Agreement, the Employee shall be entitled to travel on that class of ticket that is commonly known as "business class." The Employee may undertake travel by a higher class of ticket only where there is no business class ticket available.

(f)      Annual Vacation. Subject to the provisions of paragraph 5 hereof, the Employee shall be entitled to a vacation of five (5) weeks in every consecutive period of 12 months from the date of Commencement provided always that the specific dates on which the vacation is taken shall be approved by the Board or the President/CEO. The accrual and payment of the Employee's salary shall not be affected or withheld by reason of the fact only that the Employee is on vacation in accordance herewith.

(g)     Relocation Allowance. The Company will reimburse to the Employee the cost of the Employee's relocation to Houston up to a maximum reimbursement of $10,000. "Employee's relocation" in the preceding sentence includes relocation of the Employee and of the Employee's spouse, dependents and household items as well as any other relocation efforts or activities undertaken by the Employee in respect or as a result of the Employment.

(h)     Other Benefits. Other than the compensation and benefits specified in the preceding sub-paragraphs of paragraph 4 hereof, the Employee disclaims, disavows and relinquishes any entitlement to any other allowances and benefits from the Company provided that the Employee may contribute to and benefit from mutual compensation schemes that are generally open to participation by all employees of the company.

5.      Termination of Employment.

(a)     The Employee's status as an employee of the Company will terminate immediately and automatically upon the earliest to occur of: (i) the death or "Disability" (as defined below) of the Employee; (ii) the discharge of the Employee by the Company "For Cause" (as defined below); (iii) termination of this Agreement by notice by the Employer or Company as stated herein or (iv) the expiration, without renewal, of the Employment term.

The Employee hereby accepts such employment subject to the terms and conditions hereof.

(b)     As used herein, "For Cause" shall mean any one or more of the following: (i) material or repeated violations by the Employee (after notice thereof from the Company) of the terms of this Agreement or the Employee's material or repeated failure (after notice thereof from the Company) to perform the Employee's duties in a manner consistent with the Employee's position; (ii) excessive absenteeism on the part of the Employee not related to illness or disability; (Hi) the Employees indictment for a felony or conviction of a misdemeanor involving moral turpitude; (iv) the Employee's commission of fraud, embezzlement, theft or other acts involving dishonesty, or crimes constituting moral turpitude, in any case whether or not involving the Company, that in the opinion of the Board, renders the Employee's continued employment harmful to the Company; (v) substance abuse on the part of the Employee; or (vi) knowing and material failure by the Employee to comply with applicable laws, regulations and policies relating to the business of the Company or its Affiliates; or (vii) the Employee acting in bad faith relative to the Company's business interests. In the event the Company terminates this Agreement For Cause, Employee shall be entitled to receive only that Salary earned and Benefits accrued up to the date of termination.

(c)     As used herein, "Disability" shall mean a physical or mental incapacity of the Employee that, in the good faith determination of the Company has prevented the Employee from performing the essential functions of his office and position or functions assigned the Employee by the Company for 30 consecutive days or for a period of more than 60 days in the aggregate in any 12-month period and that, in the determination of the Company after consultation with a medical doctor appointed by the Company, may be expected to prevent the Employee for any period of time thereafter from devoting the Employee's full time and energies (or such lesser time and energies as may be acceptable to the Company in its sole discretion) to the Employee's duties as provided hereunder. The Employee's employment hereunder, except as otherwise agreed to in writing between the Company and the Employee, shall cease as of the date of such determination. The Employee agrees to submit to medical examinations, at the Company's sole cost and expense, to determine whether a Disability exists pursuant to reasonable requests that the Company may make from time to time. In the event this Agreement is terminated by the Company under sub-paragraph 5 (a) (i) hereof, Employee or his legal representatives, as applicable, shall be entitled to receive any outstanding Salary earned and Benefits then accrued, up to the date of the employee's death, or the date of termination in the event of disability, as applicable.

(d)     Additional Grounds for Termination by Company. The Company may terminate Employee's employment: (i) upon the bankruptcy or insolvency of Company; or (ii) in connection with the dissolution or liquidation of the Company. In event of termination by the company under this sub-paragraph 5(d), the Company shall be obligated to Employee for the payment, at the times and upon the terms provided for herein, of the Employee's Salary for the number of full months remaining in the Primary Term of this Agreement, together with all unpaid Benefits awarded or accrued up to the date of termination.

(e)     Termination without Cause by Company. Notwithstanding the foregoing, Company shall have the right to terminate this Agreement and Employee's employment with the Company, without cause, at any time and such termination shall become effective upon written notice by the Board to the Employee or at such later time as may be specified in the notice. If such termination occurs:

(i)     within 6 (six) months from the date of Commencement of the Primary Term, the Employee shall be entitled to the amount that would have accrued as his Salary for 1 (one) month from the date of termination;

(ii)    after the first 6 months from the date of Commencement of the Primary Term but before the expiration of 12 months from the date of Commencement of the Primary Term, the Employee shall be entitled to the amount that would have accrued as his Salary for 3 (three) months from the date of termination;

(iii)   after 12 months from the date of Commencement of the Primary Term, the Employee shall be entitled to any incentive compensation accrued up to the date of termination plus the amount that would have accrued as his Salary for 6 (six) months provided that if the period from the date of termination to the expiration of the Primary Term is less than 6 (six) months, the Employee shall only be entitled to the amount that would have accrued as his Salary for the period left till the date of expiration of the Primary Term.

It is hereby agreed that any payment to which the Employee is entitled under this paragraph 5(e) shall be deemed to be the Employee's full and final termination entitlement including but not limited to severance remuneration (and hereinafter called "Termination Entitlement") in the circumstances. The Company shall have the option of paying the Termination Entitlement in monthly installments as it customarily pays the Employee's Salary.

(f)     Termination by Employee. The Employee may terminate this Agreement at any time by giving the Company three months' prior notice in writing whereupon the Employment shall terminate at the expiration of the notice. Any termination of this Agreement by the Employee shall entitle the Company to discontinue payment of all Compensation and Benefits, described in Paragraph 4 of this Agreement, accruing from and after the date of termination, and without limitation, the Employee will not be entitled to receive any incentive compensation not then vested in accordance with Paragraph 4 of this Agreement.

6.      Confidential Information. The Employee shall hold, both during the Employment and for a period of three (3) years thereafter, in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its subsidiaries or corporate affiliates and their respective businesses and operations, including, without limitation, customer lists, pricing, bid strategy, business strategies, computer files and addresses, and corporate planning, which shall have been obtained by the Employee during the Employee's employment (whether prior to or after the date hereof) and which shall not have become public knowledge (other than by acts of the Employee or his representatives in violation of this Agreement or by third parties in violation of an obligation of confidentiality to Company). The Employee agrees (i) that, without the prior written consent of the Company or as may be otherwise required by law or legal process, he will not communicate or divulge any such information, knowledge or data to any party other than the Company and (ii) to deliver promptly to the Company upon its written request any confidential information, knowledge or data in his possession, whether produced by the Company or any of its subsidiaries and corporate and joint ventures or any past, current or prospective activity of the Company or any of its subsidiaries and joint ventures. The obligations of the Employee set forth in this Paragraph 6 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services for a period of three (3) years thereafter, regardless of the reason for such termination.

7.      No Soliciting. While Employee is employed by the Company and for two (2) years following the termination of Employee's employment with the Company, the Employee shall not request, induce or attempt to influence any customers of the Company that have done business with or potential customers which have been in contact with the Company to curtail or cancel any business they may transact with the Company or request, induce or attempt to influence any employee of the Company to terminate his or her employment with the Company. The obligations of the Employee set forth in this Paragraph 7 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services under this Agreement for a period of two (2) years thereafter, regardless of the reason for such termination.

8.      Limited Covenant Not to Compete.

(a)     While Employee is employed by the Company and for a period of two (2) years following the Employment Term, the Employee will not, directly or indirectly, own, manage, operate, control, be employed by, participate in, or be connected in any manner with the ownership, management, operation or control of any company or other business enterprise (all of which are hereinafter referred to as "entity") engaged in competition with the Company in the Federal Republic of Nigeria, the Joint Development Zone established by treaty between the Federal Government of Nigeria and the Democratic Republic of Sao Tome and Principe or within the Exclusive Economic Zone of the Democratic Republic of Sao Tome and Principe, so long as the Company and its Parent or any of its Affiliates or joint ventures is engaged in such business; provided, however, that nothing contained herein shall prohibit the Employee from making investments in any entity which has securities listed in any national securities exchange or quoted on a daily listing of over-the-counter-market securities provided that at any one time the Employee and members of the Employee's immediate family do not own more than two percent (2%) of any voting securities of such entity.

(b)     As part of the consideration for the compensation and benefits to be paid to the Employee hereunder; to protect the trade secrets and confidential information of Company and its affiliates that have been and will in the future be disclosed or entrusted to the Employee, the business goodwill of the Company and its affiliates that has been and will in the future be developed in the Employee, or the business opportunities that have been and will in the future be disclosed or entrusted to the Employee by the Company and its affiliates; and, as an additional incentive for the Company to enter into this Agreement, the Company and the Employee agree to the non-competition obligations hereunder. The obligations of the Employee set forth in this Section 8 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services under this Agreement for a period of two (2) years.

9.      Statements Concerning the Company. The Employee shall refrain, both during the Employment and following the termination of Employee's employment by the Company for any reason, from publishing any oral or written statement about the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives that are slanderous, libelous or defamatory; or that disclose private or confidential information about the Company, any of its affiliates, or any of such entities' business affairs, officers, employees, agents or representatives; or that constitute an intrusion into the seclusion or private lives of the Company, any of its affiliates, or any of such entities' officers, employees, agents or representative or that give rise to unreasonable publicity about the private lives of the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives; or that place the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives in a false light before the public; or that constitute a misappropriation of the name or likeness of the Company, any of its affiliates, or any of such entities, officers, employees, agents or representatives. A violation or threatened violation of this prohibition may be enjoined by the courts. The rights afforded the Company and its affiliates under this provision are in addition to any and all rights and remedies otherwise afforded by law. The obligations of the Employee set forth in this paragraph 9 shall apply during the Primary Term and shall survive termination of this Agreement and/or the termination of the Employee's services, regardless of the reason for such termination.

10.    Property of the Company. All memoranda, lists, notes, records, manuals and related documents and other documents or papers (and all copies thereof) relating to the Company or its Affiliates, including such items stored in computer memories, microfiche or by any other means, made or compiled by or on behalf of Employee, or made available to the Employee relating to the Company and its Affiliates, shall be the property of the Company and its Affiliates, and shall be delivered to the Company and its Affiliates promptly upon termination of the Employee's employment with the Company and its Affiliates or at any other time upon request; provided, however, that Employee's address books, diaries, and rolodex files shall be deemed to be property of Employee.

11.    Injunctive Relief. If Employee breaches or threatens to breach Sections 6, 7, 8, 9 or 10 hereof, Employee specifically acknowledges that such breach or breaches shall be conclusively presumed to cause irreparable harm to the Company, its affiliates, officers or directors entitling it to all equitable relief available at law or in equity including but not limited to a temporary restraining order, a temporary injunction and a permanent injunction. Employee stipulates and acknowledges that monetary recovery alone shall not be sufficient to compensate the Company in such events and waives proof thereof. Employee also waives the necessity for the Company to post a bond in any action sought to enforce the provision of this Agreement. Whenever a bond is mandatory notwithstanding contractual exclusion otherwise, the minimum amount permitted by law shall be applicable.

12.    Binding Effect.

(a)     This Agreement shall be binding upon and inure to the benefit of the Company and any of its successors and assigns.

(b)     This Agreement is personal to the Employee and shall not be assignable by the Employee without the consent of the Company (there being no obligation to give such consent) other than such rights or benefits as are transferred by will or the laws of descent and distribution.

(c)     The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the assets or business of the Company (i) to assume unconditionally and expressly this Agreement and (ii) to agree to perform all of its obligations under this Agreement in the same manner and to the same extent as would have been required of the Company had no assignment or succession occurred, such assumption to be set forth in a writing reasonably satisfactory to the Employee. In the event of any such assignment or succession, the term "Company" as used in this Agreement shall refer also to such successor or assign.

13.    Notices. Any notice or other communication required under this Agreement shall be in writing, shall be deemed to have been given and received when delivered in person, or, if mailed, shall be deemed to have been given when deposited in the United States mail, registered or certified, return receipt requested, with proper postage prepaid, and shall be deemed to have been received on the third business day thereafter, and shall be addressed as follows:

If to the Company, addressed to:

The President/CEO ERHC
Energy Inc 5444 Westheimer
Road, Houston, TX 77056
United States of America Tel:
713 626 4700 Fax: 713 626 4704

If to the Employee, addressed to:

James Ledbetter
331 W Birch Dr
Mustang, OK 73064

Fax No.:

or such other address as to which any party hereto may have notified the other in writing.

14.    Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Texas, exclusive of any conflict of law rules which may refer to the laws of the another jurisdiction.

15.    Entire Agreement. This Agreement and the documents referred to herein, contain or refer to the entire arrangement or understanding between the Employee and the Company relating to the employment of the Employee by the Company, and all prior negotiations, communications, commitments, agreements, and understandings, written or verbal, are merged and incorporated herein. This Agreement supercedes any other employment or non-competition agreements existing between the parties. No provision of the Agreement may be modified or amended except by an instrument in writing signed by or for both parties hereto. The parties hereto acknowledge, stipulate and agree that this Agreement was jointly prepared, negotiated and drafted by the parties and their respective counsel, and agree that the presumption of a favorable interpretation for the non-drafting party in the event of ambiguity or any other matter of interpretation shall not apply.

16.    Severability. If any term or provision of this Agreement, or the application thereof to any person or circumstance, shall at any time or to any extent be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

17.    Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach thereof.

18.    Remedies Not Exclusive. No remedy specified herein shall be deemed to be such party's exclusive remedy, and accordingly, in addition to all of the rights and remedies provided for in this Agreement, the parties shall have all other rights and remedies provided to them by applicable law, rule or regulation.

19.    Beneficiaries. Whenever this Agreement provides for any payment to be made to the Employee or his estate, such payment may be made instead to such beneficiary or beneficiaries as the Employee may have designated in writing and filed with the Company. The Employee shall have the right to revoke any such designation from time to time and to re-designate any beneficiary or beneficiaries by written notice to the Company.

20.    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Facsimile signatures shall have the effect of delivered originals.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

EMPLOYER:

ERHC Energy Inc

By:	/s/ Nicolae Luca
Name:	Nicolae Luca
Title:	Interim CEO

EMPLOYEE:

/s/ James M Ledbetter
11/14/2006

Participation Agreement

JDZ - Block 3

Execution Version

PARTICIPATION AGREEMENT
JDZ Block 3

This Participation Agreement ("Agreement") made and entered into this 16th day of February, 2006 by and between

ERHC Energy, Inc., a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as "ERHC"), and

Addax Petroleum Resources Nigeria Limited, a company incorporated in the Federal Republic of Nigeria (hereinafter referred to as "Addax"); and Addax Petroleum Corporation, a company incorporated in Canada, (hereinafter referred to as "Parent").

Each of ERHC and Addax is individually a "Party" and they arc collectively the "Parties" to this Agreement.

WITNESSETH:

WHEREAS, ERHC holds rights under certain agreements between itself, the Government of São Tomé c Príncipe and the Joint Development Authority (the "JDA") of the Nigeria-São Tomé e Príncipe Joint Development Zone (the "JDZ"), to wit:

•	The Memorandum of Agreement between the Democratic Republic of São Tomé e Príncipe and ERHC dated May 21, 2001; and

•	Option Agreement between the Democratic Republic of São Tomé e Príncipe and ERHC dated April 2, 2003; and

•	Administration Agreement between the JDA and ERHC dated April 7, 2003 (collectively hereinafter referred to as the "Option Agreements"); and

WHEREAS, the Option Agreements allow ERHC to elect to acquire from the JDA participating interests in certain Blocks within the JDZ; and

WHEREAS, the Parties acknowledge that under the terms of the Option Agreements ERHC has elected to acquire and was awarded a Participating Interest of twenty percent (20%) in Block 3, subject to the terms of a Production Sharing Contract that will be negotiated between the JDA and all of the non-Government acquiring parties to Block 3 ("PSC") ("Option interest"); and

WHEREAS, The Parties acknowledge that Pioneer/Devon/ERHC submitted a bid and was awarded a five (5%) participating interest in Block 3, subject to the terms of a PSC that will be negotiated between all of the acquiring parties to Block 3 ("Bid Interest"); and

WHEREAS, Devon withdrew from the Devon/Pioneer/ERHC consortium as of 22 June 2005 and Pioneer has withdrawn from the Pioneer/ERHC consortium and from further participation in the negotiation of the Block 3 PSC as of 31 January 2006 and therefore ERHC owns all of the rights to the Bid Interest; and

Execution Version

WHEREAS, Addax desires to acquire from ERHC a portion of the Option Interest and a portion of the Bid Interest for the consideration and upon the terms and conditions contained herein; and

WHEREAS, ERHC desires to assign, transfer, or otherwise convey such rights owned by ERHC that will enable Addax to acquire a fifteen percent (15%) total Participating Interest and Addax agrees to accept such rights for the consideration and upon the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	Definitions

"Affiliate" means a legal entity which controls, or is controlled by, or which is controlled by an entity which controls, a Party. For the purposes of this definition, control means the ownership directly or indirectly of more than fifty percent (50%) of the voting rights in a legal entity. "Controls," "controlled by" and other derivatives shall be construed accordingly.

"Assigned Interest" means fifteen percent (15%) Participating Interest assigned to Addax in accordance with the Agreement.

"Assignment" means (i) the transfer, conveyance or assignment of the Assigned Interest from ERHC to Addax (occurring simultaneously with or after the execution of a PSC) by written document approved by the relevant Government authorities and/or (ii) the acquisition by Addax of the Assigned Interest by its execution of a PSC covering Block 3.

"Bid Interest" has the meaning ascribed to it in the Recitals.

"Mock 3" means that geographical area designated as Block 3 of the JDZ designated by the coordinates promulgated by the JDA in accordance with the 2004 JDZ Licensing Round.

"Carried Costs " has the meaning ascribed to it in Section 3(c).

"Contractor" means the combination of all non-Government parties to the PSC for Block 3.

"Cost Oil" means the quantity of crude oil allocated to the Contractor in accordance with the terms of the PSC for the recovery of allowable Costs by Contractor.

"Costs" means the costs and obligations incurred by the Parties to perform Petroleum Operations and described in the PSC as "Operating Costs".

Execution Version

"Earning Period" means the period beginning on the Effective Date and ending on the date that Addax has recovered one hundred percent (100%) of the Carried Costs as provided in Sections 3(c), 3(g), 3(h) and 3(i) hereof.

"Effective Date" means the date first above written.

"Government" means any nation or any political subdivision of such nation, including the JDA, and any department, court, commission, board, bureau, ministry, agency, or other instrumentality of such a nation or political subdivision, that exercises or is entitled to exercise administrative, executive, judicial, legislative, police, regulatory or taxing authority.

"Joint Development Authority" or "JDA" means the Joint Development Authority established by Part Three of the Treaty.

"Joint Development Zone" or "JDZ" means, subject to Article 5 and Article 31 (paragraph 5) of the Treaty, the area of seabed and subsoil, together with the superjacent waters, established as a joint development zone under Article 2 of the Treaty.

"Joint Operating Agreement" or "JOA " means the Joint Operating Agreement to be entered into between all of the non-governmental parties in respect of Block 3 no later than the Transfer Date. Such JOA will be based on the 1995 AIPN Model Form International Operating Agreement and the AIPN 2000 Model Form Accounting Procedure.

"Operator" means the operator appointed in accordance with the terms of the PSC.

"Option Interest" has the meaning ascribed to it in the Recitals.

"Petroleum Operations" means all operations conducted in accordance with the PSC for the purposes of exploring for, developing, exploiting and producing crude oil and/or natural gas from Block 3.

"Participating Interest" means as to any party to the PSC, the undivided interest of such party expressed as a percentage of the total interest of all parties in the rights and obligations derived from the PSC.

"Petroleum Regulations" means the Petroleum Regulations 2003 enacted by the JDA, including any amendments thereto.

"Profit Oil" has the meaning ascribed to it in the PSC.

"PSC" has the meaning ascribed to it in the Recitals.

"Retained Interest" means ten percent (10%) total Participating Interest retained by ERHC after giving effect to the Assignment.

"Transfer Date" means the date that the PSC is executed.

"Treaty" means the Treaty signed on 21 February 2001 by the government of Nigeria and the government of São Tomé e Príncipe in respect of the joint development of petroleum and other resources in the areas of the Exclusive Economic Zones of the two countries.

Execution Version

"Work Program" means the Petroleum Operations committed to be carried out by Contractor in Block 3 in accordance with the PSC.

2.	Assignment

ERHC agrees to use its reasonable efforts to cause Addax to acquire the Assigned Interest by direct execution of the PSC. However, in the event Addax does not execute the PSC directly, then subject to the satisfaction or waiver of the conditions precedent contained in Section 2(b) hereof, ERHC hereby agrees to grant, convey, assign and transfer, effective as of the Transfer Date, and no later than ten (10) days alter the satisfaction of the conditions precedent contained in Section 2(b) (or waiver by the affected Party), the Assigned Interest.

(b)	Conditions Precedent

Notwithstanding anything provided herein to the contrary, ERHC's obligation to convey and Addax's obligation to accept, the Assigned Interest as provided above in Section 2(a), is subject to the occurrence of each of the following conditions precedent:

(i)
A PSC covering Block 3 is executed by the JDA, Addax and ERHC, or if Addax is not a signatory to the PSC, then the date on which the relevant Government authorities have approved the transfer of the Assigned Interest to Addax;

(ii)	The Representations and Warranties of Addax and Parent contained in Section 5 hereof are true as of the Effective Date and the Transfer Date; and

(iii)	The JOA is signed by all of the parties to the PSC on or prior to the Transfer Date.

If an Assignment is not made because the conditions precedent are not fulfilled (or waived by the affected Party) within two years after the Effective Date, then the Parties may elect to extend the Agreement for mutually agreeable periods or, a Party by written notice to the other Party, may terminate this Agreement (and any financial obligations associated therewith) in which case neither Party shall have any further obligations to the other Party.

3.	Addax's Obligations

Upon the acquisition of the Assigned Interest by Addax and with effect from the Transfer Date, Addax shall be obligated to pay all Costs and other obligations attributable to the Assigned Interest in accordance with the PSC, the JOA and any other applicable agreements.

Execution Version

to Addax (but specifically excluding income taxes owed by ERHC as provided in Section 6 hereof) and Addax agrees to indemnify and hold ERHC harmless from any such taxes, fees or other costs relating to the Assignment.

(c)
In addition to the obligations contained in Sections 3(a) and 3(b), Addax agrees to pay, on behalf of ERHC, ERHC's share of all (i) Costs and (ii) other costs and obligations that are chargeable to the Joint Account under the JOA whether subject to cost recovery under the PSC or not, attributable to the Retained Interest during the Earning Period (the "Carried Costs").

(d)	Addax agrees to pay any signature bonus payable in respect of the Assigned Interest and the Retained Interest.

(e)
Addax shall also be obligated to furnish all financial guarantees required by the PSC, the JOA or other laws and regulations of the JDZ and JDA in respect of the Assigned Interest and the Retained Interest, and shall continue to maintain such guarantees in place during the Earning Period.

(f)
In the event ERHC is required to obtain a licensing agreement with PGS for its seismic data set ("Licensed Data"), ERHC will be responsible for obtaining a separate licensing agreement for the Licensed Data, and Addax will reimburse ERHC for one hundred percent (100%) of the costs associated with said licensing agreement and all of such costs will be deemed Carried Costs incurred by Addax pursuant to Section 3(c).

(g)
Addax shall be entitled to receive up to one hundred percent (100%) of the allocation of Cost Oil attributable to Costs properly allocable to Cost Oil under the PSC until it has recovered all of the Carried Costs recoverable under the PSC that are attributable to the Retained Interest ("Cost Recovery").

(h)
In addition, Addax shall be entitled to receive an additional amount up to fifty percent (50%) of the allocation of Profit Oil attributable to the Retained Interest until it has recovered all of the Carried Costs that are not recoverable under the PSC, but are incurred as Joint Account costs under the JOA (specifically excluding any amounts incurred by Addax pursuant to Sections 3(d) and 4(a) hereof) ("Cost Recovery").

(i)
Addax accepts the terms and conditions set by the JDA for the awards of Block 3 and specifically acknowledges and agrees to pay the signature bonus and fulfill the minimum work program attributable to the Assigned Interest and the Retained Interest.

(j)
Addax may not withdraw from the PSC after the Assignment prior to the completion of the Work Program for Phase I of the Exploration Period of the PSC ("Phase 1"). However, after the completion of the Work Program for Phase I nothing contained in this Section 3 shall prevent Addax from relinquishing its Participating Interest and withdrawing from the PSC in its sole discretion in accordance with the terms of the PSC and the JOA. The Parties agree to support the position in the JOA that if Addax elects to relinquish its Participating Interest and withdraw entirely from the PSC and the JOA after the completion of the Work Program for Phase I, any preemption rights, preferential purchase rights, or similar provisions shall not apply to Addax's interest and Addax will convey back to ERHC, free of all costs and encumbrances, the Assigned Interest and all Addax obligations provided in this Agreement shall terminate (except for obligations incurred prior to the withdrawal) and neither Party shall have any further obligations to the other Party.

Execution Version

4.	Undertakings of the Parties

Addax shall pay to ERHC by wire transfer of readily available funds, (i) no later than ten (10) days after the execution of this Agreement, the sum of Five Hundred Thousand US dollars (US$ 500,000), and (ii) no later than ten (10) days after the execution of the PSC in respect of Block 3 or the acquisition of the Assigned Interest by Addax, whichever is later, the sum of Seven Million US dollars (US$7,000,000).

(b)
ERHC and Addax shall both participate in the negotiation of the PSC and Addax, in consultation with ERHC, shall act as the lead negotiator for the Parties during such negotiation. Addax shall appoint negotiators mutually acceptable to ERHC who shall be authorized to participate in the PSC negotiations with ERHC and on behalf of Addax. Both Parties shall be advised of upcoming meetings with the JDA and consult regarding strategy, contract terms and conditions, and the progress of negotiations. Each of such Parties shall be entitled to be present at and participate in all negotiations with the JDA, if possible.

(c)	Neither Party shall have the right to bind the other Party without such Party's prior written approval.

(d)	Notwithstanding anything to the contrary contained herein, each Party shall bear its own costs related to the negotiation and execution of this Agreement, the PSC and the JOA.

(e)
Except as provided in the next sentence, if Addax terminates this Agreement for any reason prior to the Transfer Date, and subsequently acquires an interest in Block 3, it shall immediately notify ERHC, and upon request, execute such documentation as is necessary to vest ERHC with an interest consistent with the terms and conditions of this Agreement. However, if the JDA withdraws all awards in respect of Block 3 and places Block 3 in a subsequent bid round, then the Parties shall use reasonable endeavors to execute a mutually acceptable bidding agreement (using the AIPN Bidding Agreement Form as a model) and submit a joint bid for Block 3. If the bid is successful, this Agreement shall then apply to bid interest awarded to the Parties. If the bid is not successful and neither ERHC or Addax is awarded an interest in Block 3, then either Party may acquire an interest in Block 3 from one or more of the successful bidders without any further obligations to the other Party.

(f)	During the Earning Period ERHC shall vote its the Participating Interest in ail matters requiring a vote of the Parties under the JOA as directed by Addax.

Execution Version

5.	Representation and Warranties

(a)	ERHC hereby represents and warrants that as of the Effective Date:

(i)	It is a corporation duly formed and currently existing in good standing under the laws of the State of Colorado, U.S.A. and that it has full power and authority to execute and deliver this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and that the person executing on behalf of ERHC has all necessary corporate power and authority to execute the Agreement and the other agreements contemplated by this Agreement;

(iii)
Neither the execution of this Agreement nor the consummation of the transactions contemplated herein will be or was in conflict with or result in the breach of any provision of, or constitute a default under the Option Agreements, any judgment, decree, law, regulation, ordinance or other governmental order applicable to ERHC or the interests to be assigned hereunder;

(iv)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 3 or ERHC's right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein;

(v)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(vi)
The Assigned Interests are not subject to any material adverse contractual obligations or to any net profits interests, overriding royalty interests, production payments or any mortgages, pledges, liens, burdens or other encumbrances whether created by ERHC or otherwise, and there is no agreement to create the same;

(vii)
ERHC owns the rights granted under the Option Interest and such rights have not been revoked or terminated, nor, to ERHC's knowledge, has there been any claims by any Government authority to terminate such rights;

(viii)	As of the Transfer Date, ERHC shall have the authority to assign the Assigned Interest to Addax, but only as permitted and authorized by the JDA and any other appropriate governmental authorities;

(ix)
To ERHC's knowledge, ERHC has furnished to Addax correct copies of all documents in its possession that are relevant to the Assigned Interest except for documents that cannot be disclosed to Addax because of existing confidentiality agreements; and

Execution Version

(x)
There are no claims, actions, suits, audits, demands, arbitrations, mediations, formal investigations, or proceedings ("Actions") pending, or to ERHC's knowledge, threatened, before any Governmental authority, mediator or arbitrator with respect to the Block 3 or Actions pending, or, to ERHC's knowledge, threatened, before any Governmental authority, mediator or arbitrator against ERHC that will impair ERHC's ability to perform its respective obligations under this Agreement and the documents required to be executed and delivered by ERHC.

(b)	Addax hereby represents and warrants that as of the Effective Date:

(i)	It is a corporation that has been duly formed and currently exists in good standing under the laws of Nigeria and that it has full power and authority to execute this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and the person executing on behalf of Addax has all necessary corporate power and authority to execute and accept the Agreement;

(iii)	The Parent will execute this Agreement solely for the purpose of asserting that Addax or Parent will satisfy all of Addax's obligations hereunder;

(iv)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(v)
Neither the execution of this Agreement or the relevant Assignment nor the consummation of the transactions contemplated herein will be, or was, in conflict with or result in the breach of any provision of or constitute a default under, any judgment, decree, law, regulation, ordinance or other governmental order applicable to Addax or the Assigned Interest;

(vi)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 3 or its right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein; and

(vii)
There are no claims, actions, suits, audits, demands, arbitrations, mediations, formal investigations, or proceedings ("Actions") pending, or to Addax's knowledge, threatened, before any Governmental authority, mediator or arbitrator with respect to the Block 3 or Actions pending or, to Addax's knowledge, threatened, before any Governmental authority, mediator or arbitrator against Addax that will impair Addax's ability to perform its respective obligations under this Agreement and the documents required to be executed and delivered by Addax.

Execution Version

(c)	Mutual Representations and Warranties

(i)
Each Party warrants that it and its Affiliates and any of their respective directors, officers, employees or agents acting on behalf of such Party have not made, offered, or authorized and will not make, offer, or authorize with respect to the matters which are the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any public official (i.e., any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate (i) the applicable laws of the United States of America, Nigeria, São Tomé e Príncipe or the JDA (ii) the laws of the country of incorporation of such Party or such Party's ultimate parent company and of the principal place of business of such ultimate parent company;  or (iii) the principles described   in the  Convention on Combating   Bribery   of  Foreign   Public   Officials   in   International Business Transactions, signed in Paris on December 17, 1997, which entered   into   force  on   February   15,   1999,   and the  Convention's Commentaries.  Each Party shall in good time (i) respond in reasonable detail to any notice from any other Party reasonably connected with the above-stated warranty; and (ii) furnish applicable documentary support for such response upon request from such other Party.    Each Party agrees to (i) maintain adequate internal controls; (ii) properly record and report all transactions; and (iii) comply with the laws applicable to it.    Each Party must rely on the other Parties' system of internal controls, and on the adequacy of full disclosure of the facts, and of financial and other data regarding the joint operations undertaken under this Agreement.  No Party is in any way authorized to take any action on behalf of another Party that would result in an inadequate or inaccurate recording and reporting of assets, liabilities or any other transaction,   or  which   would   put  such  Party  in   violation   of its obligations under the laws applicable to the operations under this Agreement.

(ii)	The execution of this Agreement by one of the Parties shall not trigger any liability or obligation as to any other Party other than those contained in this Agreement.

(iii)
All representations and warranties made under this Article 5 shall be deemed repeated and valid, true and correct as of the Transfer Date, and each Party agrees to inform the other Party of any material changes to the facts in the representations and warranties prior to the Transfer Date.

Execution Version

(d)	Indemnities

Each Party shall defend, indemnify and hold the other Parties harmless from any arid all claims, damages, losses, penalties, costs and expenses arising from or related to, any breach by such Party in respect of the warranties made in Section 5(c)(i) hereof. Such indemnity obligation shall survive termination or expiration of this Agreement.

From and after the Transfer Date for the period specified in Section 5(d)(iv), ERHC agrees to indemnify and hold Addax and Parent harmless from and against any claims, causes of action, losses, damages, or liabilities of any kind or character ("Damages"):

(1)	that arise out of the breach by ERHC occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement; and

(2)
that arise in connection with (x) the Assigned Interest or any operations that are attributable to the period of time prior to the Transfer Date and (y) the Retained Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date, even if such damages are caused in whole or in part by the negligence, whether sole, joint or concurrent, strict liability, or other legal fault of Addax.

From and after the Transfer Date for the period specified in Section 5(d)(iv), Addax agrees to indemnify and hold ERHC harmless from and against any Damages

(1)	that arise out of the breach by Addax occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement; and

(2)
that arise in connection with the Assigned Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date even if such damages are caused in whole or in part by the negligence, whether sole, joint or concurrent, strict liability, or other legal fault of ERHC.

Except as otherwise provided in Section 5(d)(i), from and after the Transfer Date, this Section 5(d) contains the Parties' exclusive remedy against each other with respect to breaches of the representations, warranties, covenants, and agreements of the Parties that occur prior to the Transfer Date. Except as otherwise provided in Section 5(c)(i), any claim for indemnity hereunder must be made prior to the expiration of two (2) years from the Transfer Date.

Execution Version

(v)
Between the Effective Date and the Transfer Date, in the event of a breach by either Party of any of the representations, warranties, covenants, and agreements contained herein, that cannot be cured to the satisfaction of the non-breaching Party within a reasonable period not to exceed ninety (90) days, the non-breaching Party has the additional remedy of terminating this Agreement at its sole discretion (and any financial obligations associated therewith) in which case neither Party shall have any further obligations to the other Party.

(vi)
The indemnity to which each Party is entitled under this Section 5 shall be for the benefit of and extend to such Party's present and former Affiliates, and its and their respective directors, officers, employees, and agents. Any claim for indemnity under this Section 5 by any such Affiliate, director, officer, employee, or agent must be brought and administered by the applicable Party to this Agreement.

Disclaimer of Other Representations and Warranties.

Except for the representation and warranties provided in this section, ERHC and Addax make no, and disclaim any, warranty or representation of any kind, either express, implied, statutory, or otherwise, including, without limitation, the accuracy or completeness of any data, reports, records, projections, information or materials now, heretofore, or hereafter furnished or made available to ERHC and Addax in connection with this Agreement.

6.	Tax

Each Party shall be responsible for reporting and discharging its own tax measured by the profit or income of such Party and the satisfaction of such Party's share of all obligations under the PSC and under this Agreement. Each Party shall protect, defend and indemnify the other Party from any and all loss, cost or liability arising from the indemnifying Party's failure to report and discharge such taxes or satisfy such obligations. The Parties intend that all income and all tax benefits (including deductions, depreciation, credits and capitalization) with respect to the expenditures made by the Parties hereunder will be allocated by the JDA tax authorities to the Parties based on the share of each tax item actually received or borne by each Party. If such allocation is not accomplished due to the application of the laws, regulations or other Government action, the Parties shall attempt to adopt mutually agreeable arrangements that will allow the Parties to achieve the financial results intended. Operator shall provide each Party, in a timely manner and at such Party's sole expense, with such information with respect to joint operations as such Party may reasonably request for preparation of its tax returns or responding to any audit or other tax proceeding.

If interpretation or enforcement of the PSC by the Government imposes joint and several liability on the Parties for any levy, charge or tax, the Parties agree to cross indemnify each other to the extent that such levy, charge or tax is owed by one Party individually.

Execution Version

(c)	United States Tax Election.

If, for United States federal income tax purposes, this Agreement and the operations under this Agreement are regarded as a partnership, each Party elects to be excluded from the application of all of the provisions of Subchapter "K", Chapter 1, Subtitle "A" of the United States Internal Revenue Code of 1986, as amended (the "Code"), to the extent permitted and authorized by Section 761(a) of the Code and the regulations promulgated under the Code. Operator, if it is a U.S. Party, is authorized and directed to execute and file for each Party such evidence of this election as may be required by the Internal Revenue Service, including all of the returns, statements, and data required by United States Treasury Regulations Sections 1.761-2 and 1.6031(a)-1(b)(5) and shall provide a copy thereof to each U.S. Party. However, if Operator is not a U.S. Party, the Party who holds the greatest Participating Interest among the U.S. Parties shall fulfill the obligations of Operator under this Section. Should there be any requirement that any Party give further evidence of this election, each Party shall execute such documents and furnish such other evidence as may be required by the Internal Revenue Service or as may be necessary to evidence this election.

No Party shall give any notice or take any other action inconsistent with the foregoing election. If any income tax laws of any state or other political subdivision of the United States or any future income tax laws of the United States or any such political subdivision contain provisions similar to those in Subchapter "K", Chapter 1, Subtitle "A" of the Code, under which an election similar to that provided by Section 761(a) of the Code is permitted Operator (or each U.S. Party if required for such purpose) shall make such election as may be permitted or required by such laws and each Non-U.S. Party shall join therein to the least extent necessary to permit such election to be effectively made. In making the foregoing election or elections, each U.S. Party states that the income derived by it from operations under this Agreement can be adequately determined without the computation of partnership taxable income.

Unless approved by every non-U.S. Party, no activity shall be conducted under this Agreement that would cause any non-U.S. Party to be deemed to be engaged in a trade or business within the United States under United States income tax laws and regulations or to be subject to any U.S. tax reporting or payment obligations that it would not otherwise be subject to.

7.	Notices

All notices authorized or required between the Parties by any of the provisions of this Agreement shall be in writing (in English) and delivered in person or by mail, courier service or by facsimile and properly addressed to the other Party. Verbal and email communication does not constitute notice for purposes of this Agreement, and telephone numbers for the Parties are listed below as a matter of convenience only. A notice given under any provision of this Agreement shall be deemed delivered only when received by the Party to whom such notice is directed, and the time for such Party to deliver any notice in response to such originating notice shall run from the date the originating notice is received. "Received" for purposes of this Article shall mean actual delivery of the notice to the address of the Party specified hereunder.

Execution Version

Addresses	Names of Representatives

ERHC Energy, Inc	Walter Brandhuber
5444 Westheimer, Suite 1570	President & CEO
Houston, TX 77056
Phone: 1-713-626-4700
Facsimile: 1-713-626-4704

Addax Petroleum Resources Nigeria Limited	Managing Director
No. 10 Bishop Aboyade Cole Street
Victoria Island, Lagos
Nigeria

Phone: 234 (1) 461 2400
Fax: 234(1)262 1915

8.	Governing Law; Dispute Resolution

(a)	Governing Law

The substantive law of England and Wales, exclusive of any conflicts of laws principles that could require the application of any other law, shall govern this Agreement for all purposes, including the resolution of disputes between or among Parties.

(b)	Dispute Resolution

(i)
The Parties agree, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement, including, without limitation, any dispute as to the construction, validity, interpretation, enforceability, or breach of this Agreement, or of any guaranty issued pursuant to or in connection with this Agreement, that cannot be settled through good-faith discussions between the senior management of the Parties shall be exclusively and finally settled by arbitration in accordance with this Section 8.

(ii)	Any Party may submit such a dispute, controversy, or claim to arbitration by notice to the other Party and the administrator for the London Court of International Arbitration ("LCIA").

(iii)
The arbitration proceedings shall be conducted in London, England in the English language in accordance with the Rules of the LCIA as in effect on the date of this Agreement ("Rules"). The applicable authorities in respect to  procedural   matters,   in  order  of precedence  for  purposes  of the arbitration, shall be this Agreement, the Rules, and laws of England and Wales.

Execution Version

(iv)	The arbitration shall be heard and determined by three (3) arbitrators.

(v)	Each Party shall appoint an arbitrator of its choice within twenty (20) days of the submission of the notice of arbitration.

(vi)	The Party appointed arbitrators shall in turn appoint a presiding arbitrator for the tribunal within twenty (20) days following the appointment of the second Party appointed arbitrator.

If any Party fails to appoint its Party appointed arbitrator and/or the Party appointed arbitrators cannot reach agreement on a presiding arbitrator for the tribunal within the applicable period, the LC1A shall act as appointing authority to appoint an independent arbitrator with at least ten (10) years (including at least five (5) years experience international) experience in the legal and/or commercial aspects of the petroleum industry.

(viii)
None of the arbitrators shall have been an employee of or consultant to either Party to this Agreement or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy, or claim.

The arbitrators shall not be bound by the rules of evidence and civil procedure. If a Party fails or refuses to appear at and participate in an arbitration hearing after due notice, the arbitrators may hear and determine the dispute on evidence produced by the Party that does appear. The arbitrators shall be required to give written reasons for their decision.

The award shall be issued in writing within sixty (60) days after the later of the close of the hearing, or the last day for submittal of information or other documents as requested for submittal by the arbitrators.

(xi)	The decision of the majority of the arbitrators shall constitute an award and said award shall be final and binding upon the Parties, and shall be without right of appeal.

The award of the arbitrators shall take the form of an order to pay money damages in US Dollars, shall not include consequential, punitive or other special damages, and shall include interest from the date of dispute until paid.

(xiii)	The fees of the arbitrators and costs incidental to arbitration proceedings, including legal expenses of the Parties, shall be borne in accordance with the award of the arbitrators.

(xiv)
Any arbitration award rendered pursuant to this Agreement shall be enforceable in accordance with the provisions of the 1958 Convention on the Enforcement of Foreign Arbitration Awards of the United Nations to which the United States of America and Nigeria are signatories, and may be entered and confirmed in any court having jurisdiction.

Execution Version

(xv)
Any governmental body, agency, or government-owned entity which is or becomes a Party to this Agreement agrees to waive all sovereign immunity by whatever name or title with respect to disputes, controversies or claims arising out of or in relation to or in connection with this Agreement, including without limitation, the jurisdiction of the arbitration panel, the enforcement and execution of any arbitration decision and award, and the issuance of any attachment or other interim remedy.

(xvi)
Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the jurisdiction in which each Party's parent is located, shall apply to and be binding in any arbitration proceeding conducted under this Section 8.

9.	Force Majeure

If as a result of Force Majeure, any Party is rendered unable, wholly or in part, to carry out its obligations under this Agreement, other than the obligation to pay any amounts due, then the obligations of the Party giving such notice, so far as and to the extent that the obligations are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused and for such reasonable period thereafter as may be necessary for the Party to put itself in the same position that it occupied prior to the Force Majeure, but for no longer period.  The Party claiming Force Majeure shall notify the other Parties of the Force Majeure within a reasonable time after the occurrence of the facts relied on and shall keep all Parties informed of all significant developments.  Such notice shall give reasonably full particulars of the Force Majeure and also estimate the period of time which the Party will probably require to remedy the Force Majeure.  The affected Party shall use all reasonable diligence to remove or overcome the Force Majeure situation as quickly as possible in a commercially reasonable manner but shall not be obligated to settle any labor dispute except on terms acceptable to it. All such disputes shall be handled within the sole discretion of the affected Party. The term "Force Majeure" as employed herein shall mean acts of God, acts of public authorities, strikes, lockouts,  labor boycotts (including those affecting the applicable Party's suppliers, contractors or transportation carriers), differences with workmen or failure of carriers to transport or furnish facilities for transportation, or other industrial disturbances, acts of the public enemy, war declared or undeclared, blockades, insurrections, riots, arrests, restraints of government and people, civil disturbances, epidemics, landslides, lightning, earthquakes,   fires,  storms,  floods,  washouts,  explosions,  breakage  or  accident  to machinery or lines of pipe, the necessity for making repairs to or allocations of machinery or lines of pipe, freezing of wells or lines of pipe, partial or entire failures of wells, the inability to acquire equipment and materials at reasonable cost and after the exercise of reasonable diligence, litigation, arbitration, laws, orders, rules, regulations, requisitions or necessity of any governmental authority (including delays to obtain any necessary governmental approvals or authorizations on terms reasonably acceptable to the applicable Party or caused by the necessity to cooperate with any Government authority), and any other causes, whether of the kind herein enumerated or otherwise, not within the control of the Party claiming suspension and which, by the exercise of due diligence, such Party is unable to prevent or overcome.

Execution Version

10.	Subsequent Transfer of Interest

No Party shall assign or transfer all or any of its rights or obligations hereunder except in accordance with this Agreement and, if applicable, subject to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. Except as specifically provided herein, any transfer after the effectiveness of the JOA shall be subject to the provisions of the JOA.

Addax may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending ERHC advance written notice of its intention to assign such interest, Addax and Parent shall guarantee the performance of the Affiliate's obligations under this Agreement. Addax may assign or transfer all or any of its rights or obligations hereunder to a third party not an Affiliate of Addax that is capable of fully assuming and fulfilling the financial and technical obligations corresponding to the interest being transferred, but such transfer shall not be effective until ERHC has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and such assignee has executed documentation satisfactory to ERHC assuming all of the obligations of Addax under this Agreement and the JOA with respect to the interest so assigned. Addax agrees that any attempt to assign an interest to a third party that is subject to sanctions by the United States government that would prohibit ERHC from owning it Participating Interest in Block 3 shall be null and void and of no effect.

ERHC may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending Addax advance written notice of its intention to assign such interest. ERHC shall guarantee the performance of the Affiliate's obligations under this Agreement. ERHC may assign or transfer all or any of its rights and obligations hereunder to a third party not an Affiliate corresponding to the interest being assigned in accordance with the provisions of the JOA and to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. No assignment by ERHC to a third party not an Affiliate of ERHC shall be effective until Addax has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and assignee has executed documentation satisfactory to Addax assuming all of the obligations of ERHC under this Agreement and the JOA with respect to the interest so assigned.

11.	Liability

Notwithstanding any other provisions of this Agreement, in no event shall any Party be liable to the other Party for special, indirect or consequential damages in connection with this Agreement or with respect to any operations related thereto.

If Addax fails to pay any of the amounts due under this Agreement by the applicable due dates, such amounts shall accrue interest at the interest rate provided in the JOA calculated from the due date until the date of payment.

Execution Version

(c)
If Addax fails to pay any of the amounts due under this Agreement (but are not otherwise due and payable under the JOA) by the applicable due dates, and such amount(s) remain unpaid for a period often (10) days, any such amounts shall be deemed to be in default. At any time after a default, ERHC shall have the right to send Addax a written notice stating the amount and cause of such default and Addax shall have no more than fifteen (15) days after receiving such notice to remedy such default or send a written counter-notice to ERHC stating the reasons why Addax disputes such default. If the Parties do not reach agreement on the disposition of the default within thirty (30) days after receipt of either such notice, then either Party may refer the dispute to arbitration in accordance with Section 8 hereof. If the arbitrator determines that Addax is a defaulting Party and docs not cause Addax to cure the default by payment of the amounts due, then ERHC shall be entitled to all remedies that would be available to a non-defaulting party under the JOA, applied mutatis mutandis to this Agreement, as if ERHC and the Addax were the only parties to the JOA.

12.	Confidentiality

The Parties have executed a Confidentiality Agreement dated 6 December 2005 that will remain effective and binding on the Parties for the period provided in the Confidentiality Agreement. The Parties agree that the terms and conditions of this Agreement shall be deemed to be "Confidential Information" as such term is defined in the Confidentiality Agreement. Notwithstanding any other provision of this Agreement, neither Party may disclose the Agreement or any of the terms and conditions of the Agreement to any other entity without the written consent of the other Party during the term of this Agreement and for a period of one year thereafter.

13.	Miscellaneous

(a)	Relationship of Parties.

The rights, duties, obligations and liabilities of the Parties under this Agreement shall be individual, not joint or several. It is not the intention of the Parties to create, nor shall this Agreement be deemed or construed to create, a mining or other partnership, joint venture or association or (except as explicitly provided in this Agreement) a trust. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever except as explicitly set forth in this Agreement. In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries except as expressly provided in this Agreement.

(b)	Further Assurances.

Each of the Parties shall do all such acts and execute and deliver all such documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

Execution Version

(c)	Waiver.

No waiver by any Party of any one or more defaults by another Party in the performance of any provision of this Agreement shall operate or be construed as a waiver of any future default or defaults by the same Party whether of a like or of a different character. Except as expressly provided in this Agreement, no Party shall be deemed to have waived, released or modified any of its right under this Agreement unless such Party has expressly stated, in writing, thai it does waive, release or modify such right.

(d)	Joint Preparation.

Each provision of this Agreement shall be construed as though ail Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable to this Agreement.

(e)	Severance of Invalid Provisions.

If and for so long as any provision of this Agreement shall be deemed to be judged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.

(f)	Modifications.

There shall be no modification of this Agreement except by written consent of all Parties.

(g)	Priority of Agreement.

In the event of any conflict between this Agreement and the JOA, this Agreement shall prevail.

(h)	Interpretation.

i)
Headings. The topical headings used in this Agreement are for convenience only and shall not be construed as having any substantive significance or as indicating that all of the provisions of this Agreement relating to any topic are to be found in any particular Section.

ii)	Singular and Plural. Reference to the singular includes a reference to the plural and vice versa.

iii)	Gender. Reference to any gender includes a reference to all other genders.

iv)	Article. Unless otherwise provided, reference to any Section or Annex means a Section or Annex of the Agreement.

Execution Version

v)	Include. "include" and "including" shall mean to be inclusive without limiting the generality of the description preceding such term and are used in an illustrative sense and not a limiting sense.

(i)	Counterpart Execution.

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed an original Agreement for all purposes; provided that no Party shall be bound to this Agreement unless and until all Parties have executed a counterpart. For purposes of assembling all counterparts into one document, ERHC is authorized to detach the signature page from one or more counterparts and, after signature thereof by the respective Party, attach each signed signature page to a counterpart. For the purposes of this Agreement, execution of the Agreement by facsimile shall be considered as an original signature.

(j)	Public Announcements,

No press release concerning any of the terms hereof or the existence of this Agreement shall be made without the prior written approval of the other Party. Any Party desiring to issue a press release shall provide a written copy of the proposed press release to the other Party and the other Party shall advise the releasing Party of any changes it proposes before the elapse of forty-eight (48) hours from the date such notice is received. If no written response is received within the time specified above, the press release shall be deemed approved Nothing contained in this Section, however, shall be construed to require any Party to obtain approval of the other Party to disclose information with respect to the transaction contemplated by this Agreement to any governmental authority or agency to the extent required by applicable law or by any applicable rules, regulations or orders of any governmental authority or agency having jurisdiction or necessary to comply with disclosure requirements of any applicable securities laws.

(k)	Entirety.

With respect to the subject matter contained herein, this Agreement (i) is the entire agreement of the Parties; and (ii) supersedes all prior understandings and negotiations of the Parties.

(1)	Term

The Agreement shall be deemed effective on the Effective Date, but such effect is subject to the execution of the Agreement by the Parties and confirmation by the Parent that its Management Committee has approved the execution of this Agreement, and shall continue in effect until (i) terminated as provided herein or until (ii) the Parties have fully performed their obligations hereunder, whichever first occurs.

Signature Page follows

Execution Version

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

ERHC Energy, Inc.

By:	/s/ Walter F. Brandhuber
Walter F. Brandhuber
President and Chief Executive Officer

Addax Petroleum Resources Nigeria Limited

By:	/s/ Leslie Blair
L. L. Blair
Director

For and on behalf of Addax Petroleum Corporation

By:	/s/ Jean Claude Gandur
Jean Claude Gandur

ERHC Energy, Inc.

By:	/s/Walter F. Brandhuber
Walter F. Brandhuber
President and Chief Executive Officer

Addax Energy Nigeria Limited

By:	/s/ Leslie Blair
L. L. Blair
Director

Sinopec International Petroleum Exploration and Production Co. Nigeria Limited

By:	/S/ Ling Ming Xiang
Ling Ming Xiang
Managing Director

Signed by Addax Petroleum Corporation and Sinopec International Petroleum Exploration and Production Corporation only for the purposes of offering the provisions of Section [illegible].

For and on behalf of
Addax Petroleum Corporation

By:
Jean Claude Gandur

Sinopec International Petroleum Exploration and Production Corporation

By:	/s/ Zhou Báxíu
Zhou Báxíu